As confidentially submitted to the U.S. Securities and Exchange Commission on February 9, 2017

pursuant to the Jumpstart Our Business Startups Act of 2012

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT No. 1

To

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SOLARMAX TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	4931	26-2028786
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3080 12th Street

Riverside, California 92507

(951) 300-0788

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Hsu, Chief Executive Officer

SolarMax Technology Inc.

3080 12th Street

Riverside, California 92507

(951) 300-0788

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

[counsel for underwriters]	Asher S. Levitsky P.C. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105-0302 (646) 895-7152 Fax: (646) 895-7238

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.001 per share	8,050,000 shares (2)	$8.50	$68,425,000	$7,930.00

_________

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended. Pursuant to Rule 416 under the Securities Act, this registration statement also includes any additional shares of common stock that shall become issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Includes 1,050,000 shares of common stock issuable upon exercise of the underwriter’s overallotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion, Dated February 9, 2017

7,000,000 Shares

SolarMax Technology, Inc.

Common Stock

This is the initial public offering of 7,000,000 shares of common stock of SolarMax Technology, Inc. on a firm commitment basis.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $6.50 and $8.50. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “SMXT.”

We have granted the underwriters have the option to purchase up to an additional 1,050,000 shares from us at the public offering price less the underwriting discount and commissions to cover over-allotments.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary—Emerging Growth Company Status.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10  of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
________

(1)	In addition, we have agreed to provide the underwriters additional compensation and reimburse the underwriters for certain expenses. See “Underwriting” on page 96 of this prospectus for additional information.

The underwriters expect to deliver the shares of common stock to purchasers in the offering against payment on   , 2017.

The date of this prospectus is    , 2017

[Name of Managing Underwriter]

ii

iii

You should rely only on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, operating results, and prospects may have changed since that date.

Until    , 2017 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

1

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” and the “Company” refer to SolarMax Technology Inc. and its consolidated subsidiaries.

Company Overview

We are an integrated solar energy company. Through our subsidiaries, we are primarily engaged in the following business activities:

•	Selling and installing integrated photovoltaic systems and for residential and commercial customers in the United States, which is our principal source of revenue from our United States operations;

•	Providing secured loans to purchasers of our photovoltaic systems and servicing installment sales by our customers in the United States;

•

Owning and funding renewable energy projects in the United States based on leases which we entered into prior to 2015, and generating revenue from this business through operating leases and power purchase agreements primarily with commercial users;

•	Designing, selling or financing and maintaining turnkey solar energy systems;

•	Selling and installing battery backup solutions for residential and commercial customers in the United States, which sales commenced in the third quarter of 2016;

•	Providing exterior and interior light-emitting diodes, known as LED, lighting sales and retrofitting services for governmental and commercial applications;

•	Identifying and procuring solar farm system projects for resale to third party developers and related services in China;

•	Providing engineering, procuring and construction services, which are referred to in the industry as EPC services, for solar farms in China; and

•	Operating and maintaining solar farm projects in China following the completion of our EPC work on the projects.

We operate in two segments – our United States operations and our Chinese operations. Our United States operations includes (i) the sale and installation of photovoltaic and battery backup systems, (ii) financing the sale of our photovoltaic and battery backup systems, (iii) owning and leasing to third parties through operating leases and power purchase agreements, and (iv) sales of LED systems.

2

Our Chinese operations consist of (i) identifying and procuring solar farm projects for resale to third parties; (ii) EPC services for solar farm projects and (iii) maintenance and operation of solar farm projects once the projects are completed .

We commenced operations in China following the completion of two acquisitions on April 28, 2015.

•	We acquired the ownership of Chengdu Zhonghong Tianhao Technology Limited Company, which we refer to in this prospectus as ZHTH, through a share exchange agreement among us, one of our PRC subsidiaries, and the equity owners of ZHTH.

•	We acquired the ownership of Jiangsu Zhonghong Photovoltaic Engineering Technology Limited Company, which we refer to in this prospectus as ZHPV, through a share exchange agreement between us and the holders of the stock of Accumulate Investment Co. Ltd., which we refer to as Accumulate. Accumulate owns ZHPV through a Hong Kong subsidiary. The share exchange agreement for ZHPV was amended on May 12, 2016 to revise certain terms including adjusting the total consideration retroactively to the original acquisition date of April 28, 2015.

Our business in China is conducted through our subsidiaries, primarily ZHTH and ZHPV, which we acquired in April 2015, and their subsidiaries , and Jiangsu Honghao Electricity Technology Co. Ltd. which we formed in September 2015.

ZHTH is engaged in project development. ZHTH, either directly or through a subsidiary . ZHPV’s core business is to provide engineering, procurement and construction (“EPC”) services. In order to build a solar farm in China it is first necessary to obtain a permit, which covers a specific location. ZHTH and ZHPV establish special subsidiaries to own and acquire a permit for a solar farm. We refer to these subsidiaries as permit subsidiaries. When a buyer of a project is identified, we sell to the buyer the equity in the permit subsidiary that holds the permit for that specific solar farm project, and the buyer of the project engages ZHPV for the EPC work. The purchase price for the permit subsidiary is an amount approximating the permit subsidiary’s net assets. Accordingly, we do not generate a material gain or loss from the sale of the permit subsidiaries. The sale of the equity in the permit subsidiaries is part of the normal course of our operations in China. Because government regulations prohibit the sale of the permit relating to a solar farm, it is necessary for us to sell the equity in the permit subsidiary to effectuate the transfer of the ownership of the solar farm and permit to the buyer. At or prior to completion of the EPC work on the solar farm, we seek to obtain an agreement to operate and maintain the solar farm upon its completion. Jiangsu Honghao would provide the operations and maintenance services if we get the agreement.

Unlike systems in the United States, which are installations for residential and small business users, the projects in China are solar farms, which are large land areas where multiple ground-mount solar tracking towers are installed.

During 2015 and 2014, most of our revenue was derived from the sale of solar systems in the United States, principally residential sales, which accounted for approximately $33.2 million, or 91.7% of revenue, in 2015 and approximately $35.4 million, or 92.9% of revenue, in 2014. Financing revenue, which includes principally interest revenue from loans to purchasers of our solar systems in the United States, accounted for approximately $2.4 million, or 6.7% of revenue, in 2015, and approximately $1.7 million, or 4.6% of revenue, in 2014. Our revenue declined from approximately $38.1 million in 2014 to approximately $36.2million in 2015, principally as a result of the decline in sales of solar systems.

As a result of one EPC contract with a related party, our Chinese operations generated revenue of approximately $43 .8 million for the nine months ended September 30, 2016. Our total revenue for the nine months ended September 30, 2016 was approximately $ 65.9 million. Our United States solar sales decreased from $24 .9 million in the nine months ended September 30, 2015 to $20 .1 million in the September 2016 period. Financing revenue was approximately $1 .7 million in both the September 2016 and September 2015 periods. Increased competition and the resulting price reduction is a major factor in the decrease in revenue.

Private Placement

In October and November 2016, we sold 3,900,000 shares of common stock to ten accredited investors at a purchase price of $5.00 per share, generating gross proceeds of $19.5 million , of which, as of January 31, 2017, $8.5 million had been received and the balance is a subscription receivable. We did not engage a broker or placement agent in connection with the private placement.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•

We sustained losses of $3.8 million in the nine months ended September 30, 2016, $7.5 million for the year ended December 31, 2015 and $8.8 million for the year ended December 31, 2014, and negative cash flow from operations of $3.7 million for 2015 and $2.5 million for 2014, and we cannot assure you that we can or will operate profitably.

•	Our business in the United States and China is dependent on the continuation of government benefits.

•	Changes in utility regulations and pricing could impair the market for our products.

•	Our failure to raise sufficient capital could impair our ability to expand our financing operations.

•	Our failure to adequately assess credit risks of its finance customers for our United States operations could impair our ability to operate profitably, and if we have to foreclose on defaulting customers, we may have difficulty in recovering any money owed to us.

3

•	Changes in government regulations, tariffs and policies, including enforcement policies in the United States and China, and our inability to comply with or correctly interpret present or future government regulations could impair our ability to develop our business.

•	Our industry in very competitive, and we compete in both the United States and China with other solar energy companies as well as with the local utilities. A material drop in the price of electricity from the local utility could impact the market for solar energy systems.

•	To the extent that we have to reduce prices to meet competition, our gross profit and gross margin may be impaired.

•	Because we offer customers a production guarantee, we may incur additional expenses if the system does not generate the production of electricity covered by the production guarantee.

•	We have recently commenced business in China, and we may not be able to operate profitably.

•	Our business in China is dependent upon our ability to obtain permits for solar farms, to obtain the rights to lease a sufficient amount of land with exposure to the sun to justify the construction of a solar farm, to obtain a buyer for the project, to obtain an agreement from the buyer for us to provide the EPC services relating to the construction of the solar farm and to maintain the solar farm following the commencement of operations, to obtain any necessary financing for the project, and to receive timely payments from the owner of the project. Our failure to obtain any of the foregoing could impair our ability to generate revenue in China.

•	We may not have sufficient cash flow to comply with our commitments under a supply contract.

•	Because we have a small number of contracts for our China segment, our quarterly results could vary sharply from quarter to quarter. At present we are performing EPC services for one solar farm in China, which has been our sole source of revenue from our China segment for the six months ended June 30, 2016.

•	Fluctuations in the currency exchange rate between dollars and the RMB, Chinese currency, could affect our value.

•

Because we have a small number of contracts for our China segment, our quarterly results could vary sharply from quarter to quarter. At present we are performing EPC services for one solar farm in China, which is owned by a related party and which has been our sole source of revenue from our China segment for the nine months ended September 30, 2016.

•	Our business could be affected by uncertainties with respect to the Chinese legal system.

•	There is no public market for our stock and we cannot assure you that an active market in our stock will develop.

•	Our articles of incorporation and bylaws and our employment agreements with our senior executive officers, as well as Nevada law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

•	Future sales of our common stock in the public market could have an adverse effect upon the market for our common stock.

•	We are dependent upon our senior executive officers, and our failure to identify, engage and retain qualified executive and management personnel in the United States and China could impair our ability to develop our business.

•	Because our directors and officers own 40.5% of our common stock and will own 34.8% of the common stock after giving effect to the sale of the 7,000,000 shares offered hereby, they may be able to elect all directors, approve matters requiring stockholder approval and to block any action which may be beneficial to stockholders.

4

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives , which is commonly referred to as “compensation discussion and analysis”;

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Under current SEC rules, however, we will continue to qualify as a “smaller reporting company” for so long as we have a public float (i.e., the market value of common equity held by non-affiliates) of less than $75 million as of the last business day of our most recently completed second fiscal quarter.

5

Our Corporate Structure

We are a Nevada corporation formed in January 2008. We have three wholly-owned and one 93.75%-owned subsidiaries in the United States.

SolarMax Renewable Energy Provider, Inc., a California corporation

SolarMax Financial, Inc., a California corporation (“SolarMax Financial”)

SolarMax LED, Inc., a California corporation (“LED”)

SMX Capital, Inc., a New Jersey corporation (“SMX Capital”)

SMX Capital is a 93.75% owned subsidiary, and its financial statements are included in our consolidated financial statements. The 6.25% minority interest is held by the president of our PRC operations. The minority interest is reflected as non-controlling interests in the accompanying consolidated financial statements.

Our wholly-owned subsidiaries outside the United States are as follows:

•	Accumulate, a British Virgin Islands corporation, which is wholly owned by us. We acquired Accumulate as part of our acquisition of ZHPV in April 2015.

•	SolarMax Technology Holdings (Hong Kong) Limited (“SolarMax Hong Kong”), which was established under the laws of Hong Kong on October 27, 2014.

•	Golden Solarmax Finance Co., Ltd., (“Golden SolarMax”), which was organized under the laws of the Peoples’ Republic of China (“China” or the “PRC”) on June 1, 2015.

Accumulate has one wholly-owned subsidiary, Accumulate Investment Co., Limited (HK), an entity organized under the laws of Hong Kong. Accumulate Hong Kong has one wholly-owned subsidiary, ZHPV.

SolarMax Hong Kong has one wholly-owned subsidiary, SolarMax Technology (Shanghai) Co., Ltd. (“SolarMax Shanghai”), which is organized under the laws of the PRC and was formed on February 3, 2015. SolarMax Shanghai is a wholly foreign-owned entity, which is referred to as a WFOE.

SolarMax Shanghai has two wholly-owned subsidiaries, ZHTH and Jiangsu Honghao, which was organized on September 21, 2015. Jiangsu Honghao is engaged in the project operation and maintenance business. Jiangsu Honghao may also form a separate subsidiary for each solar farm for which it has a contract to operate and maintain the solar farm.

The following are charts showing our corporate structure for the United States and China segments. The chart for the China segment does not include the permit subsidiaries or the subsidiaries of ZHTH, ZHPV and Jiangsu Honghao that are formed for specific projects.

6

United States Segment

Solarmax Technology Inc.

SolarMax Renewable Energy Provider, Inc.	SolarMax LED Inc.	SolarMax Financial Inc.	SMX Capital, Inc. (93.75%)

China Segment

Solarmax Technology Inc.

Golden Solarmax Finance. Co. Ltd.		Solarmax Technology Holdings (Hong Kong) Limited	Accumulated Investment Co. Ltd. (BVI)

	Solarmax Technology (Shanghai) Co., Ltd.		Accumulate Investment Co., Ltd. (HK)

	Chengdu Zhonghong TianHao Technology Co. Ltd (ZHTH)	Jiangsu Honghao Electricity Technology Co. Ltd	Jiangsu Zhonghong Photovoltaic Electric Co. Ltd (ZHPV)

Corporate Information

Our principal executive offices are located at 3080 12th Street, Riverside, California 92507. Our telephone number is (951) 300-0788. Our website address is http://www.solarmaxtech.com. The information contained on, or that can be accessed through, our website or any other website is not a part of this prospectus.

7

THE OFFERING

Common stock outstanding :	44,803,928 shares [1]

Common stock offered hereby:	7,000,000 shares.

Common stock to be outstanding immediately after completion of this offering:	51,803,928 shares (52,853,928 shares if the underwriters’ overallotment option is exercised in full).

Use of proceeds:

We intend to use the net proceeds of this offering, estimated at approximately $ :

•         to finance our solar system financing business in the United States; and

•         for working capital and other corporate purposes.

See “Use of Proceeds.”

Dividend policy:	We do not anticipate paying any cash dividends on our common stock. We expect that, for the foreseeable future, any earnings will be reinvested in our business. See “Dividend Policy.”

Listing and trading symbol:	We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “SMXT.”

Risk Factors:

You should carefully read and consider the information set forth under the heading “Risk Factors,” beginning on page  10 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

__________

1	The outstanding shares (a) include 3,816,000 shares which were issued as restricted stock grants that are subject to forfeiture under certain conditions and (b) do not include 2,984,000 shares which may be issued pursuant to our 2016 long-term incentive plan and pursuant to outstanding stock options.

8

SELECTED CONSOLIDATED FINANCIAL DATA

The following information as of December 31, 2015 and 2014 and for years then ended have been derived from our audited financial statements which appear elsewhere in this prospectus. The information at September 30, 2016 and for the nine months ended September 30, 2016 and 2015 has been derived from our unaudited financial statements which appear elsewhere in this prospectus. Dollars are in thousands, except per share amounts.

Statement of Operations Information:

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014
Revenues:
Construction of solar farms (China)	$43,754	$--	$--	$--
Installation of solar systems (US)	20,099	24,863	33,237	35,417
Interest revenue from loan portfolio	1,693	1,700	2,436	1,738
Other, primarily LED	306	188	569	955
Total revenue	65,852	26,751	36,242	38,110
Gross profit	13,040	8,451	10,656	10,240
Operating income (loss)	(1,181)	(4,688)	(6,980)	(7,372)
Net loss	(3,850)	(5,043)	(7,570)	(8,876)
Net loss attributable to SolarMax Technology, Inc.	(3,759)	(4,960)	(7,478)	(8,830)
Net loss per share (basic and diluted)	$(0.10)	$(0.14)	$(0.20)	$(0.27)
Weighted average shares of common stock outstanding	37,087,928	34,505,877	37,409,024	32,587,928

Balance Sheet Information:

	September 30,	December 31
	2016	2015	2014
Assets	$104,957	$82,063	$64,081
Current assets	56,518	27,253	21,712
Working capital	8,711	8,881	15,545
Accumulated deficit	(20,033)	(16,274)	(8,795)
Stockholders’ equity attributable to SolarMax Technology, Inc.	12,457	16,284	11,968

9

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, operating results, financial condition, or prospects could be materially and adversely affected by any of these risks and uncertainties. If any of these risks actually occurs, the trading price of our common stock could decline and you might lose all or part of your investment. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business

We have sustained losses since our organization, and we cannot assure you that we can or will operate profitably.

Our revenue has declined from approximately $38.1 million in 2014 to $36.2 million in 2015, and we sustained net losses of approximately $8.9 million in 2014 and $7.6 million in 2015. For the nine months ended September 30, 2016, revenue from our United States operations decreased from approximately $26 .6 million in the 2015 period to $22 .1 million for the 2016 period . Most of our revenue for the nine months ended September 30, 2016 resulted from one contract being performed by our Chinese operations, which generated revenue of $ 43.7 million. Contributing to the 2015 consolidated net loss is the $2.2 million net loss from our Chinese operations which commenced in May 2015. We did not generate any revenue from our Chinese operations during 2015. We generated negative cash flows from operations of approximately $3.7 million in 2015 and approximately $2.5 million in 2014. These are factors which may raise concerns as to our ability to continue as a going concern. We will need both to increase our revenue and reduce our costs for our operations in both the United States and in China in order for us to operate profitably. Our financial statements do not include any adjustments that might result from the uncertainty about our ability to continue as a going concern. We cannot assure you that we will be able to operate profitably or positive cash flows from operations in the future, and the failure to do so may impair our ability to continue in business.

Prior to our acquisition of ZHPV in April 2015, ZHPV incurred losses and a negative gross margin, and we cannot assure you that our Chinese operations will not be subject to the same problems.

We acquired ZHPV in April 2015. During 2014, ZHPV incurred a negative gross margin of approximately $4.2 million and a loss before income tax of $6.3 million on revenues of approximately $38.3 million, and it had an accumulated deficit of approximately $6.5 million at December 31, 2015. Prior to our acquisition of ZHPV, ZHPV was engaged in the same business as our Chinese operations. The auditor’s report on the ZHPV’s financial statements include a going concern qualification. We cannot assure you that the factors that resulted in the negative gross margin and net loss will not affect our operations.

We may not have sufficient cash flow to comply with our commitments under a supply contract.

We have a supply agreement with Sunspark Technologies Inc., pursuant to the agreement, we agreed to purchase 150 MW of solar panels over a three-year period at a price to be negotiated not to exceed 110% of the three month rolling average market price per watt for an estimated total commitment of approximately $84.0 million based on the most recent price paid on a purchase order from Sunspark. The agreement stipulates a 30 MW minimum amount per year, which will cost approximately $16.8 million based on the most recent price paid on a purchase order from Sunspark, with the first year being the year beginning June 1, 2016. We cannot assure you that we will be able to meet our required purchases for the initial contract year ending May 31, 2017 or that we will be able to generate sufficient cash from operations or obtain sufficient financing to enable us to satisfy our obligations, and we cannot assure you that we will be able to use or sell all of the solar panels we are required to purchase. Further, since we do not control the operations of the supplier, we may not be able to monitor or control the quality or delivery schedules for the solar panels. Our failure to meet our obligations, to generate the necessary cash flow from operations or otherwise finance our obligations, or the failure of the supplier to meet our delivery and quality requirements could impair the results of our operations and our financial condition.

10

We have relied on loans through the United States government’s EB-5 program, which loans may need to be refinanced when they become due and payable.

As of September 30, 2016, we had loans payable to related parties in the amount of $49 .0 million which were provided by related parties pursuant to the United States government’s EB-5 program. Under this program, which is administered by the United States Customs and Immigration Service, entrepreneurs (and their spouses and unmarried children under 21) are eligible to apply for a green card (permanent residence) if they make the necessary investment in a commercial enterprise in the United States and plan to create or preserve 10 permanent full-time jobs for qualified U.S. workers. The Company is a commercial enterprise that creates permanent full-time jobs in the United States. The loans are secured and are payable 48 months from the date of the advance, and may be extended by the lender to a date when the final step of the EB-5 visa process is completed and the immigrant investors can become lawful permanent residents of the United States. Our ability to obtain funding from the EB-5 program is dependent on both our ability to create the required full-time jobs, our finding lenders or investors who have the funds to make a meaningful investment in us or one of our United States subsidiaries and the continuation of the EB-5 program. We cannot assure you that we will continue to be eligible to obtain debt or equity funding through the EB-5 program. The loans will become due, commencing in 2017, at which time we will need to repay the loans. We cannot assure you that we will be able to obtain the funds to pay the EB-5 loans when they mature, and our inability to pay or refinance these loans could have a material adverse effect upon our business.

Because we recently commenced business in China, you have no basis to evaluate our prospects for our Chinese business.

We acquired our Chinese subsidiaries in April 2015, and we commenced business in China in May 2015 following our acquisition of ZHTH and ZHPV. However, we did not begin earning revenues from our China subsidiaries until the construction of our first solar farm began during 2016. During that period, based upon our unaudited financial statements for the nine months ended September 30, 2016, we generated revenue of approximately $43 .8 million, on which we generated operating income of approximately $3 .3 million. The revenue was generated from one contract with a related party. We have no audited financial statements showing our Chinese operations , and the audited financial statements for ZHPV for 2014 show a negative gross margin and a loss. As a result, you have no basis to evaluate our Chinese business or our ability to operate in China. Our ability to operate profitably is currently dependent upon a small number of contracts. In order to develop this business, we need to generate contracts on an ongoing basis and to develop the projects on schedule and on budget. We cannot assure you that we will be able to generate revenue or net income on an ongoing basis from our operations in China.

We may not be successful in developing our solar farm project business in China.

In order to conduct the solar farm project business in China, we will need to:

•	obtain required governmental approval and permits;

•	complete any applications that may be necessary to enable us or the end user to take advantage of available government benefits;

•	identify and obtain land use rights for significant contiguous parcels of land in areas where there is sufficient sunlight to justify a solar farm;

•	resolve any problems with residents and businesses in the area where the solar farm is to be constructed;

•	negotiate an interconnection agreement with the utility or government Electricity Bureau;

•	obtain substantial financing for each project, and the proceeds of this offering will not be sufficient to provide us with such financing;

•	identify a buyer of the project and negotiate a purchase and sale contract with a project buyer, which will involve the sale of the project to the buyer and an agreement with the buyer for us to design and perform the EPC work on the project on time and within the budget;

11

•	receive the required interim and final payments under the purchase and sale contract;

•	complete the engineering for the project;

•	purchase the polysilicon and other components of the solar farm;

•	engage qualified contractors and subcontractors to construct the solar farm;

•	accurately evaluate the cost of all aspects of the projects, including any reserve for unexpected factors;

•	accurately estimate our potential warranty liability; and

•	address any changes resulting from weather or climate conditions, unexpected construction difficulties, changes in the buyer’s specifications or other changes beyond our control.

In the event that we are not able to satisfy any of these conditions, we will not be able to generate income from our Chinese operations, and it may be necessary for us to suspend or terminate these operations. Further, the development of solar projects also may be adversely affected by many other factors outside of our control, such as inclement weather, acts of God, and delays in regulatory approvals or in third parties’ delivery of equipment or other materials, shortages of skilled labor. We cannot assure you that we will be able to engage in the solar farm business successfully. Our failure to operate this business successfully will materially impair our financial condition and the results of our operations.

Delays in construction of solar farms could increase our costs and impair our revenue stream from our Chinese operations.

We presently obtain permits and construct solar farms for our end user customers to whom we sell the projects. We incur significant costs prior to completion, and the contracts with the end user typically have a completion schedule. Any delay in completing a project would delay our receipt of payment from the customer as well as our recognition of revenue from the project. If the delay is significant, it could result in penalties under the contract or a refusal of the customer to pay the stated purchase price or any interim payments that are due under the contract. Delays can result from a number of factors, many of which are beyond our control, and include, but are not limited to:

•	unanticipated changes in the project plans;

•	defective or late delivery of components or other quality issues with components;

•	difficulty in obtaining and maintaining required permits;

•	difficulty in receiving timely payments from the customers;

•	changes in regulatory requirements;

•	failure to obtain financing, and additional conditions required by lenders;

•	unforeseen engineering and construction problems;

•	labor problems and work stoppages;

•	equipment problems;

•	adverse weather, environmental, and geological conditions, including floods, earthquakes, landslides, mudslides, sandstorms, drought, or other inclement weather and climate conditions or natural disasters; and

•	cost overruns resulting from the foregoing factors as well as our miscalculation of the actual costs.

12

Changes in the PRC Government policies on solar power and industry conditions could affect our ability to generate business in China.

Our ability to develop business in China is dependent upon the continuation of government policies relating to solar power and the relationship between the solar farm owner and the local utility. Any changes in the policies or practices that affect the solar power industry could make the construction and operation of a solar farm less desirable. Although our Chinese subsidiary is a licensed EPC contractor in China, changes in the law or regulations could make it difficult or more expensive for us to maintain our license. Delays in payments from the utilities or difficulties in connecting with the grid could also make solar farms less attractive. Any regulations or practices that give preference to a Chinese business rather than a subsidiary of a United States business or which would require us to devote a portion of our profit for local uses would also make it more difficult or more expensive to operate our business. We cannot assure you that changes in law or practices will not impair our ability to conduct our business in China.

Our failure to control our costs could impair our financial results.

Our cost of revenues and our operating expenses increased significantly both in dollars and as a percentage of revenues. Unless we are able to reduce both our cost of revenues and our operating costs, we will not be able to operate profitably. There are many factors beyond our control that may affect our costs, such as the price of components, cost of labor and the availability of warehouse and office space at reasonable rents. Unless we are able to control our costs, we will not be able to operate profitably. We cannot assure you that we can or will ever operate profitably.

Because we are dependent upon a small number of customers for a significant portion of our revenue, our inability to develop new business could impair our ability to operate profitably.

During the nine months ended September 30, 2016, our largest customer, a subsidiary of Changzhou Almaden Co., Ltd., which is a related party that we refer to in this prospectus as AMD, accounted for revenues of approximately $43.7 million, or approximately 66.3% of our revenue for the period. This revenue related to our services, primarily EPC services relating to the Guizhou phase 1 project, which is a solar farm in China. The nature of our business in China is such that a small number of customers is responsible for a significant percentage of our revenue from the China segment and of our total revenue. Because EPC contracts are of limited duration and, unless the customer has additional projects requiring EPC services, once we complete the construction and installation of a solar farm, there is no ongoing revenue stream from the customer unless the customer engaged us to perform ongoing maintenance services for the solar farm. The revenue stream from the maintenance services is significantly less than the revenue from the EPC services. Accordingly, it is necessarily for us, on an ongoing basis, to continue to develop new EPC business, and our failure to develop the EPC business and to enter into maintenance contracts with the customers will impair our ability to operate profitably.

Our second largest customer for the nine months ended September 30, 2016, is Sunrun, Inc., a third party leasing company with which we have a channel agreement pursuant to which Sunrun appoints us as its sales representative to solicit orders from residential customers for the Sunrun’s products in portions of southern California. Sales to the leasing company were approximately $9.4 million, or approximately 14.2% of revenue, for the nine months ended September 30, 2016 and approximately $5.8 million for the year ended December 31, 2016. Sales to this customer for the nine months ended September 30, 2016 represented approximately 42.4% of revenues from our United States segment. Pursuant to our agreement with Sunrun, we introduce potential leasing customers to the leasing company, purchase the components and perform the EPC services and sell the completed system to the leasing company which then leases the system to the customer. Our agreement with Sunrun prohibits us from marketing, selling or constructing solar systems to be leased to customers other than through Sunrun. These restrictions do not affect our financing operations. The agreement has a term of three years, which commenced in January 2015. Sunrun may terminate the agreement if we fail to meet specified minimum volume requirements. Sunrun also has the right to terminate certain incentives contained in the agreement at any time. Because a significant number of our potential customers prefer a leasing arrangement, we believe the ability to offer a leasing alternative is important to our business. In the event that our relationship with Sunrun is terminated or in the event that our customers are not satisfied with the products or terms provided by Sunrun, we may have difficulty finding alternative leasing companies and our revenue and our ability to generate profits would be impaired. We cannot assure you that we will be able to find alternative leasing arrangements.

We may require significant funds in excess of the maximum proceeds from this offering if we are to expand our financing of solar energy systems in the United States.

The solar energy systems market is very cash intensive, particularly with respect to the financing of the purchase by our United States customers. We require substantial funds in order to finance our customers’ purchase of solar energy systems in the United States and to finance solar farm projects in China and for working capital. Our failure to obtain the financing could materially impair our ability expand our financing activities in the United States. The maximum proceeds from this offering may not be sufficient to enable us to expand our financing activities and meet our requirements to develop and expand our business in China. Furthermore, if subsequent to this offering we raise additional funds, we cannot assure you as to the availability or terms of any financing. Any equity financing could result in dilution to our stockholders. Further, to the extent that we have to rely on credit rather than equity, our profit from financing operations will be impacted and changes in interest rates may further reduce our margins on the loans. If we are not able to finance the sale of our systems, whether through a loan to the customers or a lease with the customers, our failure to sell our solar energy systems will adversely affect our revenues and the results of our operations.

Our business in both the United States and China is dependent on the continuation of government benefits.

Federal, state and local government laws, including tax laws, regulations and policies concerning the electric utility industry, utility rate structures, interconnection procedures, and internal policies and electric utility regulations heavily influence the market for electricity generation products and services. These regulations and policies, which, on the state and local level, differ from state to state, often relate to tax benefits, electricity pricing, net metering the interconnection of customer-owned electricity generation with the local electricity utility. These laws, regulations and policies are constantly subject to change, and many benefit provisions have sunset clauses, which would result in a termination or reduction of the benefit unless the benefit is expressly extended. The solar power industry is heavily dependent on government incentives and subsidies that constitute an important economic factor in a user’s decision to purchase a solar energy system. We cannot assure you that these benefits will continue at their present levels, if at all. The reduction, elimination or expiration of government benefits and economic incentives for solar energy systems could substantially increase the cost of our systems to our potential customers, which would in turn reduce the demand for our solar energy systems.

In many areas in China, solar farms, particularly on-grid photovoltaic systems, would not be commercially viable without government subsidies or economic incentives. The cost of generating electricity from solar energy in these markets currently exceeds, and very likely will continue to exceed for the foreseeable future, the cost of generating electricity from conventional or other renewable energy sources. These subsidies and incentives have been primarily in the form of set electricity prices and performance incentive programs, to solar farm operators. To the extent that these incentives are not available, we may not be able to sell our systems to customers in these regions. Further, if we decide to operate the solar farms in these regions for our own account instead of selling the project, we may not be able to generate a profit from those operations, which would impair results of our operations and our ability to operate profitably.

13

Changes in utility regulations and pricing could impair the market for our products.

The market for alternative energy products is affected by utility regulation and pricing policies. Changes in regulations or pricing could result in a significant reduction in the demand for our products. Depending on the region, electricity generated by solar energy systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities’ peak hour pricing policies affect the competitive nature of our systems. To the extent that we have to lower prices, the profitability of our systems could be impaired. In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce our competitiveness and cause a significant reduction in demand for our products and services.

Changes in net metering regulations could impair the market for solar products.

Net metering is a billing mechanism that credits solar energy system owners for the electricity that they add to the electricity grid. If the owner of a solar system generates more electricity than it consumes, the excess electricity is sold back to the grid. California presently has net metering regulations, and the California Public Utilities Commission required that California’s three largest utilities keep the original net energy metering rates in effect until 2019 or earlier if the utility purchases under net metering exceed 5% of its aggregate customer peak demand. If this target is not reached by 2019, the Public Utilities Commission will review the matter. To the extent that the utilities are not required to purchase excess electricity from owners of solar systems or are permitted to lower the amounts paid, the market for solar systems may be impaired. Because net metering can enable the solar system owner to further reduce the cost of electricity by selling excess electricity to the utility, any elimination or reduction of this benefit would reduce the cost savings from solar energy. We cannot assure you that net metering will not be eliminated or the benefits significantly reduced for future solar systems which may dampen the market for solar energy.

Although we are not regulated as a utility, changes in regulations may subject us to regulation as a utility.

We are presently exempt from regulation as a utility since we have obtained exemptions from regulations by establishing “qualifying facility” status with the Federal Energy Regulatory Commission for all of our qualifying solar energy projects. Any local, state, federal or foreign regulations which classify us as a utility could place significant restrictions on our ability to operate our business by prohibiting or otherwise restricting our sale of electricity. If we were subject to the same state, federal or foreign regulatory authorities as utilities in the United States or if new regulatory bodies were established to oversee our business in the United States or in foreign markets such as China, then our operating costs would materially increase, which would impair our ability to generate a profit from our business.

Our business may be affected by increases in the price of solar energy products, including price increases resulting from the United States’ trade and tariff policies.

The declining cost of solar panels has been a key factor in the pricing of our solar energy systems, which, in turn affects the potential customer’s decision to use solar energy. With any stabilization or increase of solar panel and other component prices, our ability to market our solar energy systems could be impaired, which would affect our revenues and gross profit. The cost of solar panels and raw materials could increase in the future due to tariff penalties or other factors. The U.S. government has imposed tariffs on solar cells manufactured in China, which have increased the price of solar panels containing Chinese-manufactured solar cells. Currently, many solar panels contain components from China and other Asian countries. The purchase price of solar panels containing solar cells manufactured in China reflects these tariff penalties. At present we do not purchase solar panels containing solar cells manufactured in China for our United States installations. While solar panels containing solar cells manufactured outside of China are not subject to these tariffs, the prices of these solar panels are, and may continue to be, more expensive than panels produced using Chinese solar cells, before giving effect to the tariff penalties. If additional tariffs are imposed or other negotiated outcomes occur, our ability to purchase these products on competitive terms from those countries could be limited. Any of those events could impair our financial results by requiring us to account for the cost of trade penalties or to purchase solar panels or other system components from alternative, higher-priced sources.

Our business would be impaired if we lose our licenses, if more stringent government regulations are enacted or if we fail to comply with the growing number of regulations pertaining to solar energy and consumer financing industries.

Our business is subject to numerous federal and state laws and regulations. The installation of solar energy systems performed by us is subject to oversight and regulation under local ordinances, building, zoning and fire codes, environmental protection regulation, utility interconnection requirements, and other rules and regulations. The financing transactions by SolarMax Financial are subject to numerous consumer credit and financing regulations. The consumer protection laws, among other things:

•	require us to obtain and maintain licenses and qualifications;

•	limit certain interest rates, fees and other charges we are allowed to charge;

•	limit or prescribe certain terms of the loans to our customers; and

•	require specific disclosures and the use of special contract forms.

14

The number of laws affecting both aspects of our business continues to grow. We can give no assurances that we will properly and timely comply with all laws and regulations that may affect us. If we fail to comply with these laws and regulations, we may be subject to civil and criminal penalties. In addition, non-compliance with certain consumer disclosure requirements related to home solicitation sales and home improvement contract sales affords residential customers with a right to rescind such contracts in some jurisdictions.

A material drop in the retail price of electricity from the local utility or from other sources would affect our ability to generate revenues.

We believe that a customer’s decision to buy a solar energy system from us is primarily driven by a desire to pay less for electricity. Decreases in the retail prices of electricity from the utilities or other renewable energy sources would impair our ability to offer competitive pricing which would, in turn, affect our ability both to generate revenue and to maintain gross margins. The price of electricity from utilities could decrease as a result of such factors as a reduction in the price of natural gas as a result of new drilling techniques or a relaxation of associated regulatory standards; the development of energy conservation technologies and public initiatives to reduce electricity consumption; the construction of a significant number of new power generation plants, including nuclear, natural gas or renewable energy technologies.

A material decline in the price electricity charged by the local utility to commercial users may impair our ability to attract commercial customers.

Often large commercial customers pay less for energy from utilities than residential customers. To the extent that the utilities offer commercial customers a lower rate for electricity, they may be less willing to switch to solar energy. Under such conditions, we may be unable to offer solar energy systems in commercial markets that produce electricity at rates that are competitive with the price of retail electricity they are able to obtain from the local utility. In such event, we would be at a competitive disadvantage compared to the local utility and may be unable to attract new commercial customers, which would impact our revenues.

Solar energy and other forms of renewable energy compete with other forms of energy and the attractiveness of solar energy reflects the cost of electricity from the local grid.

Solar energy competes with other all other forms of energy, including, particularly the local utilities, whose pricing structure effectively determines the market for solar energy. If consumers, whether residential or commercial, believe that they are paying and will continue to pay too much for electricity from the local utility, they may consider other alternatives, including alternative providers of electricity from the local utility as well as forms of renewable energy. If they are in a location where, because of the climate and geography, solar energy is a possibility, they may consider solar energy as an alternative, provided that they are satisfied that they will receive a net savings in their cost of electricity and their system will provide them with a constant source of energy. Further, although some customers may purchase a solar energy system because of environmental considerations, we believe that the cost of electricity is the crucial factor that influences the decision of a user, particularly a commercial user, to elect to use solar energy.

Within the solar energy market, we face an intense and increasing competition in the developing market of solar energy system providers, which exposes us to the risk of reduction of our market penetration and/or of our profit margins.

The solar energy system installation market is highly and increasingly competitive. The number of new solar energy installation businesses that have entered the industry in California has almost doubled since 2008 when we commenced business. We compete with a both major companies in the solar business, particularly in California, as well as a large number of small companies. The solar energy industry may continue to expand and possibly consolidate. As a result of increasing competition, our revenue from solar systems in the United States declined in both 2015 from 2014 and in the nine months ended September 30, 2016 from the comparable period of 2015. The competitive factors also were a significant cause of the decline in our gross margin in 2015 as compared with 2014 and in the nine months ended September 30, 2016 as compared with the comparable period of 2015. We may continue to encounter increasing competition from larger companies that have greater resources than we and which would enjoy more economies of scale and greater name recognition than we have. Further, increasing competition may also lead to excessive supply of solar energy installation services on the market and which could continue to affect both our ability to generate revenue as well as the gross margin which we could generate if we have to reduce our prices and the criteria for providing financing to customers. Further, to the extent that our ability to provide financing to our customers is an important element in selling our systems, we will compete with both other solar companies that provide financing and with banks, leasing companies and other businesses that seek to offer financing alternatives to purchasers of solar systems.

15

In China we compete with other firms for a limited number of available permits.

In China we obtain permits, construct and sell solar farms to major customers who have the financial ability to purchase and operate these systems. The permits are granted by the local government agency and a list of available permits is published by the agency. There is a limited number of potential customers as well as a limited number of permits available and we compete with other firms in seeking to obtain permits and seeking to perform EPC services. In seeking both permits and customers, we compete with other companies, many of which are Chinese companies, which have significantly greater financial resources and are better known than we are. Further, many of our competitors have or can develop relationships with both the government officials who issue the permits as well as the buyers of the projects, and our competition may not be subject to the restrictions imposed on us by the Foreign Corrupt Practices Act. We cannot assure you that we will be able to obtain the necessary permits for our customers or enter into agreements with end users who would operate the solar farms. Our failure to obtain the permits and enter into agreements would impair our ability to generate revenue from this business.

Because of the cost of construction of the solar farms, we could require financing in order to complete projects in China.

Although our EPC contracts with the solar farm owner provide for progress payments, we cannot assure you that we will be paid in a timely manner and that our customers will not be significantly delinquent on their payments. Our failure both to receive timely progress payments and to obtain any necessary project financing in China would impair our ability to develop our business in China. Because of the size of the solar farms that we build in China, we may require financing for our projects. We cannot assure you that we will be able to obtain financing or that our business will not be impaired by delinquent customers. Further, we may not be able to generate business without a financing arrangement.

Because our business in China involves the construction of large projects for a small number of customers; we do not have an ongoing revenue base and need to obtain new customers for our projects.

Because of the nature of our business in China, we construct large projects for a small number of customers, who may not require additional services from us after we have completed their projects. As a result, we need to continually market our services to new customers who have the financial resources to purchase a solar farm. Thus, each year a small number of customers will be responsible for a large percentage of our revenue from China and a large percentage of our total revenue, and the major customers in one year may not generate any significant revenue in future years. Further, to the extent that any customer fails to make time payments to us, our business and cash flow could be impaired. If we are unable to develop new sales contracts for solar farms, we may not be able to continue our Chinese operations which would impair our operating results and our financial condition.

Because of the amount of land required for a solar farm, it may be difficult to obtain the necessary land use rights, which may increase the cost of the land.

There is no private ownership of land in China, and the owner or operator of a solar farm must obtain the necessary land use rights from the applicable government agency. Solar farms require a substantial amount of land, which could be in the range of 800 to 3,500 acres, for the construction of the solar farm. It is also crucial to have a land parcel close to the grid connection point in order both to control the cost for the construction of transmission line and to avoid the electricity transmission loss. The solar farm for which we are performing EPC services had to reduce the size of the project because of zoning issues and the inability to obtain land use rights to sufficient contiguous parcels of land to support the initial size of the project. The shortage of available land may also result in an increase in the cost of the land use rights as well as increased completion for the land use rights. Further, since the land is owned by the government, the government has the ability to determine what it determines to be the best use of the limited available land and it might determine that the land could be used for other purposes that solar farms. If we or solar farm owners cannot sufficient obtain land use rights at a reasonable cost, they may be reluctant to make the investment in solar farms which would impair our ability to generate revenue and operate profitably in China. Further, changes in the size of a project may result in increased costs as well as construction difficulties which we may be unable to pass on to our customers, which could reduce our gross margins.

There is intense competition for a limited number of project sites that are appropriate for solar power projects. As the downstream solar power market in China continues to evolve, the number of attractive project sites available has decreased and will continue to decrease. Even if we sign investment agreements, we may not be able to find and secure the use rights to suitable project sites for the relevant projects. We generally obtain land use rights for our ground-mounted projects through land use right granting or assignment by the government, or leasing from the land use right owners; and obtain the access and use rights for our solar power projects through leasing from the roof top owners. Our rights to the properties used for our solar power projects may be challenged by property owners or other third parties, in case of any disputes over the ownership or lease of the properties. It is critical to maintain our land use right on the land parcel and access and use right on the roof top during the life cycle of solar power projects. In case the relevant lease agreement were determined null and void by the competent authorities or our land use right and access and use right on roof top were recouped by the government, our solar power projects may be forced to cease operation and our results of operation, financial condition will be materially adversely affected.

16

The economics of a solar farm are affected by the money which the solar farm owner receives from the utility.

In China, a solar farm sells the power it generates to the electricity utility at prices which are set by the Electricity Bureau, a government agency, at the beginning of the term of the power sales agreement between the owner and the utility. The prices have been declining, and we cannot assure you that the price reductions will not continue or that price reductions will increase substantially. The cash flow that the owner receives from the utility is critical in determining whether the project will be profitable to the owner. If the potential revenue stream is not sufficient to meet the owner’s return, taking into account the cost of the project, the cost of the land use rights and the other operating costs, the owner may be unwilling to develop a solar farm or it may be necessary for us to reduce our charges to the owner in order for us to generate the revenue, which could significantly reduce our gross margin on the project and could result in a negative gross margin. Decreases in the potential revenue stream may also significantly affect the terms on which we could provide maintenance services for a solar farm following its completion. Further, it is possible that the Electricity Bureau could set prices at a level which makes it uneconomical to operate a solar farm, in which event we would not be able to continue in this business. Although the rate is presently set for the duration of the contract with the utility, we cannot assure you that the Chinese government would not change its policy and reduce the rate during the term of the agreement. We cannot assure you that we will be able to operate our EPC business or manage solar farms in China profitably, and our failure to operate profitably in China could materially impair our overall ability to operate profitably.

Changes in solar farm delivery schedules and order specifications may affect our revenue stream.

Although we build solar farms pursuant to agreement with the customers, we may experience delays in the scheduling and changes in the specification of the project. These changes may result from a number of factors, including a determination by the customer that the scope of the project needs to be changed. In the event of such changes, we may suffer a delay in the recognition of revenue from the projects and may increase our costs. We cannot assure you that our revenue will not be affected by delays or changes in specifications or that we will ever be able to recoup revenue which was lost as a result of the delays or changes. Further, if we cannot allocate our personnel to a different project, we will continue to incur some expenses relating to the project, including labor and overhead. We cannot assure you that our income will not decline as a result of changes in customers’ orders or their requirements for their projects.

If we operate solar farms in China  for our own account we will be subject to additional regulations.

Although we have no plans to own and operate solar farms for our own account during 2016 or 2017, we may consider the possibility of owning and operating solar farms for our own account , either by direct ownership or by holding a majority equity interest in a company that owns solar farms. Unlike the solar systems that we sell in the United States, which are relatively small in scale and generally provide power for one home or building, the solar farms in China are of a significantly larger scales. Thus, while a typical residential or small business installation in the United States generally generates between 6.5KW and 0.2MW of power, the solar farms in China can generate in the range of 30MW to 100 MW of power. In the event that we operate solar farms for our own account, which would involve constructing the solar farm for our own account and selling the electricity either to end users or to the local utility, we will be subject to significant additional regulations by the applicable Chinese authorities and we will require significant additional funding for such purpose. We do not plan to use any of the proceeds from this offering to construct solar farms for our own account. Prior to 2013, we entered into power purchase agreements that have a term of up to 20 years. We own and maintain the systems and sell the power generated by the systems to commercial customers pursuant to the power purchase agreement. These power purchase agreements, which cover a solar system designed for a local commercial user, are significantly different is size and scope from the solar farms in China.

Because of the weather conditions in certain provinces in China, our quarterly revenue may be affected by weather conditions.

In the northern provinces in China, it may be difficult to perform construction work on solar farm projects during the winter months. To the extent that we have EPC contracts for solar farms in the northern provinces, revenue generated during the winter months may sharply decrease. Because we account for revenue on a percentage of completion basis, to the extent that we are not working on a project, we will not generate any significant revenue from the project during those months in which we are unable to work because of the cold weather. If we are not able to work on a project on a continuing basis, our ability to operate efficiently may be impaired which may result in a reduced gross margin. We cannot assure you that we will be able to operate profitably to the extent that we have projects in the northern provinces in China.

17

The results of our United States operations may vary significantly from quarter to quarter.

In our experience, consumers generally, and residential customers in particular, express interest in a solar energy system during March and April, when they are preparing their tax returns, and in July and August, when they experience high electricity charges from the local utility. Since the selling cycle is typically three to four months, we generally install systems two to three months after contract, and we recognize revenue after the installation is complete and the user has received a permit to operate. If we cannot complete a sale to a customer when the customer expresses interest in a solar system, the potential customer may seek alternative sources. Factors which may cause our quarterly results to fluctuate include:

•	local weather and climate conditions and long-term projected climate developments;

•	expiration, initiation or reduction of tax and other rebates and utility incentives;

•	our ability to complete installations in a timely manner;

•	our ability to process applications for financing;

•	our ability to expand our operations and the timing of any expansion;

•	changes in competitors’ pricing and financing policies and other changes in the competitive environment in the solar energy industry;

•	pricing policies of the local electricity providers;

•	gas and oil prices; and

•	changes in customer demands for solar energy systems.

Because we are dependent on our senior executive officers, the loss of their services and our failure to hire additional qualified key personnel could harm our business.

Our business is largely dependent upon the continued efforts of two of our founders, our chief executive officer, David Hsu, and our executive vice president, chief strategy officer and treasurer, Ching Liu. Our operations in China are dependent upon Mr. Hsu and Richard (YuMin) Gu, who is the president of our China operations. Although we have employment agreements with Mr. Hsu and Ms. Liu and ZHTH has an employment agreement with Mr. Gu, the agreements with Mr. Hsu, Ms. Liu and Mr. Gu do not guarantee that they will continue to work for us. The loss of Mr. Hsu or Ms. Liu could affect our ability to operate profitably in both the United States and China and, depending upon the nature of the termination of their relationship, could result in substantial severance payments which we may have difficulty in funding. The loss of Mr. Gu could have a material adverse effect upon our ability to develop and operate our business in China. Because our senior management is based in the United States, our failure to develop senior management personnel in China may stretch our management resources and make it difficult for our corporate management to monitor both our China operations and United States operations efficiently. Our failure to have qualified executive personnel in China who can operate in accordance with and implement our business plan and who can comply with applicable United States and Chinese laws are regulations may impair our ability to generate revenue and operating income from our Chinese operations, which could impair our overall operations and financial condition.

18

In order to develop our business, we need to identify, hire and retain qualified sales, installation and other personnel.

To develop our business, we need to hire, train, deploy, manage and retain a substantial number of skilled employees, including sales, installation and other employees and marketing and lending personnel for our financing activities. Identifying, recruiting and training qualified personnel requires significant time, expense and attention. If we are unable to hire, develop and retain qualified personnel or if our personnel are unable to achieve the desired level of productivity for a reasonable period of time, we may have difficulty in developing our business. Competition for qualified personnel in our industry is increasing, particularly for skilled installers and other personnel involved in the installation of solar energy systems. We also compete with the homebuilding and construction industries for skilled labor. As these industries recover and seek to hire additional workers, our cost of labor may increase. The unionization of our labor force could also increase our labor costs. Shortages of skilled labor could significantly delay a project or otherwise increase our costs. Because our profit on a particular installation is based in part on assumptions as to the cost of such project, cost overruns, delays or other execution issues may cause us to not achieve our expected margins or cover our costs for that project. In addition, we compete for a limited pool of technical and engineering resources in both the United States and China that requires us to pay wages that are competitive with relatively high regional standards for employees in these fields. We not only compete for highly qualified personnel, but we also face the other companies seeking to hire our personnel, particularly our highly skilled personnel. If we cannot meet our hiring, retention and efficiency goals, we may be unable to complete our customers’ projects on time, in an acceptable manner, if at all. Any significant failures in this regard would materially impair our growth, reputation, business and financial results. If we are required to pay higher compensation than we anticipate, the increased cost may adversely impact our financial results and our ability to develop our business.

Since we act as a general contractor in the United States, we face typical risks of a construction company.

We act as the licensed contractor for our customers and are subject to risks associated with construction, cost overruns, delays, regulatory compliance and other contingencies, any of which could have a material adverse effect on our business and results of operations. For our residential projects, we are the general contractor, construction manager and installer. For our commercial projects, we are the general contractor and construction manager, and we typically rely on some licensed subcontractors to support some of our solar panel installs. In either case we are responsible for the completion of the project and must take steps to make sure that we and our subcontractors comply with all applicable laws and regulations. We may be liable to customers for any damage we cause to their home or facility, belongings or property during the installation of our systems. In addition, shortages of skilled labor for our commercial projects could significantly delay a project or otherwise increase our costs. Because our profit on a particular installation is based in part on assumptions we make as to the cost of such project, cost overruns, delays or other execution issues may impair our ability to generate the gross margins that we are seeking. In addition, the installation of solar energy systems and the evaluation and modification of buildings as part of our energy efficiency business is subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection, utility interconnection and metering, and related matters. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations and to design solar energy systems to comply with these varying standards. Any new government regulations or utility policies pertaining to our systems may result in significant additional expenses to us and our customers and, as a result, could cause a significant reduction in demand for our systems.

Our financing activities dependent upon the continued development of a market for solar systems as well as factors that affect the lending industry generally.

We generate revenue in the United States from the sale of both residential and commercial solar systems and from financing sales of systems sold by us. Our ability to generate financing revenue is dependent upon such factors as the market for solar systems generally, the creditworthiness of the borrowers and interest rates and loan terms available from banks as well as a wide range of consumer lending institutions, all of which compete vigorously for loans. We cannot assure you that we will be able to generate any significant revenue from new loans.

Our failure to adequately assess credit risks for financing the sale of our systems in the United States could impair our ability to operate profitably.

As a result of our establishment in 2011 of a finance subsidiary to finance the purchase of our solar systems, we provide financing to our customers. The principal amount of our loan portfolio was $38 .9 million at September 30, 2016 and $42.9 million at December 31, 2015. Approximately 41% of our United States revenues and approximately 21% of our total revenues for the nine months and 44% of our revenue for the year ended December 31, 2016 was generated from customers who used our in-house financing. All of our 2015 revenue was generated by our United States operations. We do not have significant experience with loans to customers to evaluate the effectiveness of our credit criteria. If we try to meet financing terms of competitors, we may have to reduce our financing criteria, which could increase the possibility of default by the customers. Residential customers could be more adversely impacted during economic slowdowns or recessions, which could affect their ability or willingness to pay us. Our failure to collect any significant portion of our customer loan receivables or the need to place a significant reserve against these receivables could materially impair our financial condition and the results of our operations. We cannot assure you that we will not incur significant losses on our customer loan portfolio.

19

We may have difficulty in collecting in the event we have to foreclose on a customer loan.

Although we file UCC-1 financing statements, we may have difficulty in generating any money in the event that we foreclose on a defaulting customer. The foreclosure process could be time-consuming and collection uncertain, particularly if the customer seeks protection under applicable bankruptcy or insolvency laws, and any defects in the filing of the financing statements could impair the validity of our security interest. Unless the subsequent owner of the building on which the solar power system is located is willing to assume the obligations with respect to the system on terms acceptable to us, we would incur substantial costs in removing and reselling the system. Further, even if we are able to remove the system, the components may not be saleable at their book value, if at all. Our failure to collect the amount due under the customer loan agreements would materially impair our financial condition and the results of our operations.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant monetary penalties, operational delays and adverse publicity.

The installation of solar energy systems requires our employees to work at heights with complicated and potentially dangerous electrical systems. The evaluation and modification of buildings as part of our energy efficiency business requires our employees to work in locations that may contain potentially dangerous levels of asbestos, lead or mold. There is substantial risk of serious injury or death if proper safety procedures are not followed. Our operations are subject to regulation under the U.S. Occupational Safety and Health Act, or OSHA, and equivalent state laws. Changes to OSHA requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures, or suspend or limit operations. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect our business.

Because we are dependent upon a limited number of suppliers for our products, problems with our suppliers could impair our ability to meet our obligations to our customers.

We have relied on two vendors to provide us with substantially all of our solar panels. We have a supply agreement with Sunspark, pursuant to which we agreed to purchase 150 megawatts of solar panels for our operations over a three-year period at a price at a price to be negotiated not to exceed 110% of the three month rolling average market price per watt for an estimated total commitment of approximately $84.0 million based on the most recent price paid on a purchase order from Sunspark. The agreement stipulates a 30 MW minimum amount per year, which will cost approximately $16.8 million based on the most recent price paid on a purchase order from Sunspark, with the first year being the year beginning June 1, 2016. We did not purchase any solar panels from Sunspark in 2015. In the event we have any quality, delivery or other problems with Sunspark or in the event that we are not otherwise able to purchase solar panels form Sunspark, it may be more difficult for us to find alternative suppliers, particularly those with whom we terminated relationships or significantly reduced purchases in order to meet our purchase requirements from Sunspark . If we fail to develop or maintain our relationships with these or our other suppliers, or if the suppliers are not able to meet our quality, quantity and delivery schedules, we may not be able to sell meet our delivery and installation schedules for our systems and we may be unable to enter into new contracts with potential customers, thus impairing our revenue base. Any increases in price would affect our ability to market our systems or generate acceptable gross margins. We cannot assure you that Sunspark will be able to meet our quality, quantity and delivery requirements or that we will be able to find alternate suppliers can meet our quality, quantity, deliver and price requirement, and the failure to find alternate suppliers could materially affect our ability to conduct our business. Further, since suppliers may have a limited operating history and limited financial resources, we may not be able obtain an adequate remedy in the event that the suppliers are unable to meet their contractual obligations to us. Although there are a number of suppliers or solar panels, we cannot assure you that we will be able to negotiate reasonable terms for the purchase of solar panels if Sunspark is unable to meet our quality, delivery and price requirements. Because we do not control the manufacture of key components for our systems, we are subject to our suppliers’ ability to perform as well as the suppliers’ allocation of their own resources to us and to other customers. We cannot assure you that we will be able to purchase key components for our systems on acceptable terms, if at all, and the failure to obtain these components could materially impair our ability to generate revenue.

We have recently commenced marketing the Flex Energy Storage System battery backup for our United States business pursuant to a distribution agreement with Li-Max Technology, Inc. Li-Max will be our sole supplier for this product. Thus, our success with this product line will be dependent upon both our ability to market and sell the system and the ability of Li-Max to deliver products meeting the necessary quality standards in a timely manner and at prices which enable us to market the product at an acceptable gross margin.

20

The availability and price of silicon raw materials may affect our gross margins and profitability.

Polysilicon is an essential raw material in the production of solar power products. The costs of silicon wafers and other silicon-based raw materials have accounted for a large portion the cost of revenues from the solar panel manufacturing facility. Although the silicon price has declined in recent years, we cannot assure you that the price of polysilicon will continue to decline or remain at its current level. Increases in the price of polysilicon have in the past resulted in increases in the price of wafers, and these increases in the price of silicon raw materials have in the past increased our production costs. Due to the volatile market prices, we cannot assure you that the price of polysilicon will remain at its current levels, especially if the global solar power market gains its growth momentum. Moreover, in the event of an industry-wide shortage of polysilicon, we may experience late or non-delivery from suppliers and it may be necessary for us to purchase silicon raw materials of lower quality that may result in lower efficiencies and reduce our average selling prices and revenues.

Because we derive all of the revenue in the United States from sales from solar energy systems in California, we depend on economic and regulatory climate and weather conditions in California.

We currently derive all of our revenue from solar energy projects in the United States from California, which is the only state in which we have offices. This geographic concentration exposes us more to government regulations, economic conditions, weather conditions, fire and other natural disasters, and changes affecting California that if we if we operated in more states.

Because we provide a production guarantee for some solar systems in California, we may incur additional costs if the output of our systems does not meet the required minimums.

Commencing in 2015, our standard contract for residential systems provides for a production guarantee, which means that we guarantee that the system would generate a specified minimum solar energy during a year. The agreements generally have a term specified in the contract, which is generally ten years. In the contract, we specify a minimum annual production and provide that if the power generated by the system is less than 95% of the estimate, we will reimburse the owner for the cost of the shortfall. Because our obligations are not contingent upon external factors, such as sunlight, changes in weather patterns or increases in air pollution, these factors could affect the amount of solar power that is generated and could increase our exposure under the production guarantee. Although our obligations under these agreements have not been significant through September 30, 2016, we cannot assure you that in the future any obligations we have under these agreements will not have a material adverse effect upon our revenue and the results of our operations.

We do not have effective internal controls over financial accounting and reporting, and, even if we establish controls, there are limitations on the effectiveness of controls, and a failure of our control systems to prevent error or fraud may materially harm us.

Prior to the date of this prospectus, we were a privately-owned company, which was not subject to the requirements relating to the establishment and maintenance of internal controls over financial accounting and reporting as required of a public company. We have not established effective internal controls over financial accounting and reporting, and we may be unable to establish effective internal controls. The failure to establish internal controls would leave us without the ability to reliably assimilate and compile financial information about us and significantly impair our ability to prevent error and detect fraud, all of which would have a negative impact on us from many perspectives. Moreover, we do not expect that disclosure controls or internal control over financial reporting, even if established, will prevent all error and fraud. Since we currently have few accounting employees and little, if any, segregation of duties, it will be difficult, if not impossible, to establish internal controls over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially adversely impact us.

Our warranty costs may exceed our warranty reserve.

We provide warranties to the clients of our EPC services in China and purchasers of our solar systems in the United States. Although we generally pass the warranties from our equipment suppliers to the purchasers of the systems. We provide a warranty for our EPC services, which is for one year in the China and ten years in the United States. We maintain a warranty reserve on our financial statements, and our warranty claims may exceed the warranty reserve. Any significant warranty expenses could adversely affect our financial condition and results of operations. In addition, significant warranty problems could impair our reputations which could result in lower revenue.

Because of the rapid development of solar panels and other components for solar systems, we may be subject to inventory obsolescence.

The solar industry has seen rapid technological development. We have an inventory of raw materials that include silicon wafers and other consumables and construction materials used in solar system installations. We evaluate our inventory on a quarterly basis for excess and obsolete inventory, based on assumptions as to market demand, market conditions and technological developments. We cannot assure you that we will not incur significant inventory write-offs resulting from obsolete inventory.

21

If we seek to expand our business through acquisition, and may not be successful in identifying acquisition targets or integrating their businesses with our existing business.

During past three years, we acquired three companies, one in the United States, which is now our LED subsidiary, and two in China, ZHPV and ZHTH, through which our solar farm business in China is conducted. In 2015, we incurred impairment losses in connection with the LED acquisition, resulting in impairment write-offs relating to the goodwill associated with the acquisition. There are significant risks associated with any acquisition program, including, but not limited to, the following:

•	We may incur significant expenses and devote significant management time to the acquisition and we may be unable to consummate the acquisition on acceptable terms.

•	If we identify an acquisition, we may face competition from other companies in the industry or from financial buyers in seeking to make the acquisition.

•	The integration of any acquisition with our existing business may be difficult and, if we are not able to integrate the business successfully, we may not only be unable to operate the business profitably, but management may be unable to devote the necessary time to the development of our existing business;

•	The key employees who operated the acquired business successfully prior to the acquisition may not be happy working for us and may resign, thus leaving the business without the necessary continuity of management.

•	Even if the business is successful, our two senior executive officers who may need to devote significant time to the acquired business, which may distract them from their other management activities.

•	If the business does not operate as we expect, we may incur an impairment charge based on the value of the assets acquired. In 2015, we recorded an impairment loss of $320,000 on the goodwill associated with the LED acquisition.

•	We may have difficulty maintaining the necessary quality control over the products and services by the acquired business.

•	To the extent that an acquired company operates at a loss prior to our acquisition, we may not be able to develop profitable operations following the acquisition.

•	Problems and claims relating to the acquired business that were not disclosed at the time of the acquisition may result in increased costs and may impair our ability to operate the acquired company.

•	Any indemnification obligations of the seller under the purchase agreement may be inadequate to compensate us for any loss, damage or expense which we may sustain, including undisclosed claims or liabilities.

•

To the extent that the acquired company is dependent upon its management to maintain relationships with existing customers, we may have difficulty in retaining the business of these customers if there is a change in management.

•	Government agencies may seek damages after we make the acquisition for conduct which occurred prior to the acquisition, and may not have adequate recourse against the seller.

•	We may require significant capital both to acquire and to operate the business, and the capital requirements of the business may be greater than we anticipated. Our failure to obtain capital on reasonable terms may impair the value of the acquisition.

If any of these risk occur, our business, financial condition and prospects may be impaired.

22

Risks Associated with Doing Business in China

Changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of our business.

The PRC’s economy is in a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions within the PRC. Although the PRC government has stated that that economic development will follow the model of a market economy, the concept of a market economy in the PRC is different from the way a market economy is understood in the United States. While we believe that this trend toward a market economy, as understood by the PRC government, will continue, there can be no assurance that this will be the case. A change in policies by the PRC government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Further, the availability of credit in the PRC can have a major impact on the ability of companies to purchase or otherwise acquire capital assets. While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Accordingly, we cannot assure you that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC’s political, economic and social environment. While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The interpretation of some of these measures, including tax measures, is both complex and evolving and it may be difficult to ascertain, with any degree of certainty, whether we are in compliance. Our financial condition and results of operations may be adversely affected by the effects of government control over capital investments or changes in and interpretations of tax, currency and other regulations that are applicable to us.

A slowdown or other adverse developments in the PRC economy may harm our customers and the demand for our products.

Although the PRC economy has grown significantly in the past two decades, there is no assurance that this growth will continue and there have been recent period of declining growth. A slowdown in overall economic growth, an economic downturn, a recession or other adverse economic developments in the PRC could significantly reduce the demand for projects such as ours.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries that may affect the economic outlook both in the U.S and in China. Any political or trade controversies between the U.S and China, whether or not directly related to our business, could adversely affect the price of our common stock.

Future inflation in China may inhibit the profitability of our business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. Rapid economic growth can lead to growth in the money supply and rising inflation. Any adverse change in the terms on which we construct solar energy projects or sell electricity generated by our Chinese operations may impair our ability to operate profitably in China. Factors such as rapid expansion and inflation have led to the adoption by the PRC government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the PRC government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

23

The fluctuation of the RMB may have a material adverse effect on your investment.

The change in value of the RMB against the U.S. dollar and other currencies is affected by various factors, such as changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China decided to implement further reform of the RMB exchange regime to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

Any significant appreciation or revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on, shares of our common stock in foreign currency terms. More specifically, if we decide to convert our RMB into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from any public offering of our common stock into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the RMB to the U.S. dollar could materially and adversely affect the price of our common stock in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Our revenue from our Chinese operations is denominated in RMB. Our Chinese operations currently account for a significant portion of our revenue. Accordingly, restrictions on currency exchange may limit our ability to use earnings generated in China to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders in U.S. dollars. Under current PRC laws and regulations, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, RMB is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by the PRC State Administration of Foreign Exchange (“SAFE”). For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. SolarMax Shanghai and ZHPV have completed necessary filing as foreign investment enterprise with SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our subsidiary and affiliated entity in China are subject to restrictions on making dividend and other payments to us.

Under the applicable requirements of PRC law, our PRC subsidiary may only distribute dividends after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, if our PRC subsidiary or our affiliated entity in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Because we must comply with the Foreign Corrupt Practices Act, we may face a competitive disadvantage in competing with Chinese companies that are not bound by those prohibitions.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in China. If our competitors engage in these practices, they may receive preferential treatment from personnel of other companies or government agencies, giving our competitors an advantage in securing permits or business or from government officials who might give them priority in obtaining new permits or licenses, which would put us at a disadvantage. Although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

24

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system is continuing to evolve, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

The PRC’s legal and judicial system may not adequately protect our business and operations and the rights of our investors.

 The PRC legal and judicial system may negatively impact foreign investors. In 1982, the National People’s Congress amended the Constitution of China to authorize foreign investment and guarantee the “lawful rights and interests” of foreign investors in the PRC. However, the PRC’s system of laws is not yet comprehensive. The legal and judicial systems in the PRC are still rudimentary, and enforcement of existing laws is inconsistent. As a result, it may be impossible to obtain swift and equitable enforcement of laws that do exist, or to obtain enforcement of the judgment of one court by a court of another jurisdiction. The PRC’s legal system is based on the civil law regime, which means that it is based on written statutes. A decision by one judge does not set a legal precedent that is required to be followed by judges in other cases. In addition, the interpretation of Chinese laws may be varied to reflect domestic political changes. The promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors. There can be no assurance that a change in leadership, social or political disruption, or unforeseen circumstances affecting the PRC’s political, economic or social life, will not affect the PRC government’s ability to continue to support and pursue these reforms. Such a shift could have a material adverse effect on our business and prospects.

PRC regulation of direct investment by offshore holding companies to PRC entities may delay or prevent us from making additional capital contributions to our PRC subsidiary and affiliated entity, which could harm our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC subsidiary, we may (i) make loans to our PRC subsidiaries although we have no plans to do so, (ii) make additional capital contributions to our PRC subsidiaries, (iii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	loans by us to our wholly-owned subsidiary in China, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE, or its local counterparts;

•	loans by us to our affiliated PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

•	capital contributions to our wholly-owned subsidiary must be approved by the Ministry of Commerce, known as MOFCOM, or its local counterparts.

 We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to use capital raised and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

25

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities jointly issued the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by the MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by the MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

 There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

 Although we do not believe that our business in China is in an industry with national security concerns, we cannot assure you that the MOFCOM will not reach a different conclusion. If MOFCOM determines that we should have obtained its approval, we may be required to file for remedial approvals. There is no assurance that we would be able to obtain such approval from MOFCOM. We may also be subject to administrative fines or penalties by MOFCOM that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

26

Under the New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New Enterprise Income Tax (EIT) Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the New EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” It is still unclear if the PRC tax authorities would determine that our Chinese operations, which are owned by SolarMax Hong Kong, should be classified as a PRC “resident enterprise.”

 If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our stockholders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to shares of our common stock and the gains realized from the transfer of shares of our common stock may be considered income derived from sources within the PRC and be subject to PRC withholding tax. This could have a material and adverse effect on the value of your investment in us and the price of shares of our common stock.

 Our obligations under labor contract laws in China may adversely affect our results of operations.

 On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. In addition, it requires certain terminations be based on the mandatory requirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Because we require a license to engage in the EPC business in China, any changes in the certification or qualification requirements could impair our ability to operate in China.

We require a specific license to engage in the EPC business in China. While we currently hold the necessary licenses, including Construction Enterprise Qualification Certificate (“Qualification”) for Level III of General Contractor for Power Engineering Constructor which permits ZHPV to conduct business as a contractor in power engineering construction business throughout the PRC, according to PRC Laws based on such Qualification, any changes in the requirements for obtaining and maintaining such licensure could impair our ability to retain our license which could preclude us from performing EPC services in China.

If we import polysilicon into China from the United States or South Korea, our gross margin may be impaired.

On July 18, 2013, China’s Ministry of Commerce announced that it would enact preliminary tariffs on imports of solar-grade polysilicon at rates up to 57% for United States suppliers and 48.7% for South Korean suppliers. In January 2014, China’s Ministry of Commerce upheld its previous ruling that investigated products from South Korea and the United States are subject to import tariffs at different rates with the highest rate being 57% and 48.7%, respectively. Import tariffs and limitations imposed on foreign polysilicon suppliers may lead to the increased prices of products from Chinese domestic suppliers. Although we do not source any significant amount of our polysilicon from the United States or South Korea, if we import polysilicon from these countries our cost of revenue is likely to increase, and we may not be able to pass the increased cost to our customers, which would impair our gross margin.

27

We may fail to comply with laws and regulations regarding the development, construction and operation of solar power projects and photovoltaic production projects in China.

The development, construction and operation of solar power projects and photovoltaic production projects are highly regulated activities. Our operations in China are governed by different laws and regulations, including national and local regulations relating to urban and rural planning, building codes, safety, environmental protection, fire control, utility transmission, engineering and metering and related matters. Such as, historically, the establishment of a solar power project is subject to the approval of the NDRC or its local branches, pursuant to the Administrative Provisions on Generation of Electricity by Renewable Energy Resources promulgated by the NDRC on January 5, 2006. Pursuant to the Provisions on the Administration of Electric Power Business Permit, which became effective on December 1, 2005 and were amended on May 30, 2015, certain solar power projects may be required to obtain the electric power business permits specifically for power generation from the State Electricity Regulatory Commission, known as SERC. Pursuant to the Interim Measures for the Administration of Solar Power Projects, promulgated by the National Energy Administration, known as the NEA, on August 29, 2013, solar power projects are subject to filings with the provincial NDRC. Such filing is subject to the national development plan for solar power generation, the regional scale index and implementation plan of the year as promulgated by the competent national energy authority and a pre-condition for connecting to power grid. Pursuant to the Interim Measures for the Administration of Distributed Generation Projects, or the Distributed PV Interim Measures, promulgated by the NEA on November 18, 2013, distributed generation projects are subject to filings with the provincial or regional NDRC. Such filing is subject to State Council’s rules for administration of investment projects and the regional scale index and implementation plan of the year as promulgated by the competent national energy authority. Distributed Generation projects in the regional scale index of the year that are not completed or put into operation within two years from their respective filing date must be cancelled and disqualified to receive national subsidies. The Distributed PV Interim Measures also provide that the filing procedures should be simplified and the electric power business permit and permits in relation to land planning, environmental impact review, energy saving evaluation and other supporting documents may be waived. Detailed requirements of the filing are also subject to local regulations, and the effects of the Distributed PV Interim Measures on our business are yet to be evaluated. Pursuant to the Standard Conditions of Photovoltaic Production Industry, or the Photovoltaic Production Rule, promulgated by the MIIT and effective on March 25, 2015 in place of its old version, the minimum proportion of capital funds contributed by the producer for newly built, renovation and expansion PV production projects shall be 20%. The Photovoltaic Production Rule also provides, among other matters, requirements in relation to the production scale, cell efficiency, energy consumption and operational life span of various PV products and requirement of obtaining the pollution discharge permits.

Our failure to obtain or maintain any required approvals, permits, licenses, filings or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations. Any new government regulations pertaining to solar power projects may result in significant additional expenses to the development, construction and operation of solar power projects and, as a result, could cause a significant reduction in demand for our solar power projects and services. Currently, some of our project companies in the PRC have not obtained electric power business permits due to the delay in the governmental review or approval process. Failure to secure such permits may lead to monetary damages, fines or even criminal penalties.

We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations, or that our employees and contractors will act in accordance with our internal policies and procedures. Failure to comply with laws and regulations where we develop, construct and operate solar power projects may materially adversely affect our business, financial condition and results of operations.

Failure to comply with PRC regulations regarding the registration of share options held by our employees who are ‘‘domestic individuals’’ may subject such employee or us to fines and legal or administrative sanctions.

Pursuant to Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company issued by the SAFE in February 2012, or the Stock Incentive Plan Rules, ‘‘domestic individuals’’ (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participating in any stock incentive plan of an overseas listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan.

We and our employees, who are ‘‘domestic individuals’’ and have been granted stock options, or the PRC optionees,  will become  subject to the Stock Incentive Plan Rules when we  become an overseas listed company upon the completion of our initial public offering. We plan to conduct and complete the registration as required under the Stock Incentive Plan Rules and other relevant SAFE registrations upon the completion of this offering and to update the registration on an on-gong basis. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.

28

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or immovable properties located in China owned by a non-PRC company.

We face uncertainties on the reporting and consequences of private equity financing transactions, private share exchange transactions and private transfer of shares, including private transfer of public shares, in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or SAT Circular 698, when a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company, or an Indirect Transfer, the non-resident enterprise, as the seller, may be subject to PRC enterprise income tax of up to 10% of the gains derived from the Indirect Transfer in certain circumstances.

On February 3, 2015, the SAT issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-RPC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of SAT Circular 698 that are irrelevant to the Indirect Transfer remain in force. SAT Notice No. 7 introduces a new tax regime and extends the SAT’s tax jurisdiction to capture not only the Indirect Transfer as set forth under SAT Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an overseas holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an overseas holding company. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both the foreign transferors and transferees as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly.

However, as these notices are relatively new and there is a lack of clear statutory interpretation, there are uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and other non-resident enterprises in our group may be subject to filing obligations or being taxed if we and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if we and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. We may be required to expend costly resources to comply with SAT Circular 698 and SAT Notice No. 7, or to establish a case to be tax exempt under SAT Circular 698 and SAT Notice No. 7, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The PRC tax authorities have discretion under SAT Circular 698 and SAT Notice No. 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered as a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 698 and SAT Notice No. 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Risks Related to the Offering and our Common Stock

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

Prior to this offering, our common stock was not traded on any market. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price  was negotiated between us and the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our common stock after this offering or any intrinsic value of our common stock. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

29

The following factors, among others, could affect our stock price:

•	our operating and financial performance;

•	our working capital and working capital requirements;

•	the market’s perception of the viability of companies in the solar energy business;

•	the market’s perception of companies that have significant operations in China;

•	the market’s perception of the effect of proposed or implemented changes in government regulations and public utility pricing policies in general and in the states in which we conduct business;

•	quarterly variations in the rate of growth of our financial indicators, such as net income (loss) per share, net income (loss) and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors, including consolidation of companies in the solar energy industry in the states in which we operate;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community as to our company, the solar industry or companies with significant operations in China;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or the perception that such sales , including sales of shares issued pursuant to our equity incentive plans, may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks describes under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price and the trading volume of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

30

An active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Since this offering is our initial public offering and there is no market for our common stock, we cannot predict the nature of the market for our common stock, and we cannot assure you that an active, liquid or orderly trading market for our common stock will develop. To the extent that an active market does not develop, you may have difficulty in selling any shares of our common stock which you purchase in this offering or in the open market. If there is no active, liquid or orderly market for our common stock, the reported bid and asked price at the time you seek to purchase or sell shares may not reflect either the price at which you could buy or sell shares of our common stock.

Our certificate of incorporation and bylaws and our employment agreements with our senior executive officers, as well as Nevada law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors issues preferred stock, such issuance could make it more difficult for a third party to acquire us. Our employment agreements with our two senior executive officers provide that, in the event of a termination of employment by David Hsu, our chief executive officer, or Ching Liu, our executive vice president, chief strategy officer and treasurer, following a change of control, we are to pay them, upon termination, a lump sum payment equal to  two times the highest annual compensation for the three years preceding the date of termination, multiplied by the number of years they have been employed by us. Their employment commenced in February 2008. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	limitations on the removal of directors;

•	limitations on the ability of our stockholders to call special meetings;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•

establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Investors in this offering will experience immediate and substantial dilution of $ per share.

Based on an assumed initial public offering price of $7.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $ per share in the adjusted net tangible book value per share of common stock from the initial public offering price, and our net tangible book value as of September 30, 2016 after giving effect to this offering would be $ per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares as well as our accumulated deficit of approximately $ 20.0 million at September 30, 2016, which amounts to $ per share after giving effect to the sale of shares of common stock in this offering. See “Dilution.”

We have broad discretion in the use of the proceeds from this offering, and we may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

A portion of the net proceeds from this offering are expected to be used for general corporate purposes, including working capital. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

31

Provisions of our by-laws and Nevada law could deter a change of our management, which could discourage or delay offers to acquire us.

Certain provisions of Nevada law and of our by-laws could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions include:

•	requiring stockholders who wish to request a special meeting of the stockholders to disclose certain specified information in such request and to deliver such request in a specific way within a certain timeframe, which may inhibit or deter stockholders from requesting special meetings of the stockholders;

•	requiring the stockholders can only call a special meeting if the request is made by the holders of two-thirds of the entire capital entitled to vote;

•	requiring that stockholders who wish to act by written consent request a record date from us for such action and such request must include disclosure of certain specified information, which may inhibit or deter stockholders from acting by written consent;

•	requiring that, if a matter is to be brought before a meeting of stockholders which is not specified in the notice of meeting or brought at the direction of the board of directors, it can only be brought up at the meeting if brought by stockholders of record holding two-thirds of the outstanding stock;

•	establishing the board as the sole entity to fill vacancies in the board of directors, which lengthens the time needed to elect a new majority of the board;

•	establishing a two-thirds majority vote of the stockholders to remove a director or all directors, which lengthens the time needed to elect a new majority of the board;

•	providing that our bylaws may be amended only by either the affirmative vote of two-thirds of the stockholders entitled to vote or by the board of directors, which limits the ability of stockholders to amend our by-laws, including amendments to provisions in the bylaws that are described in this risk factor; and

•	establishing more detailed disclosure in any stockholder’s advance notice to nominate a new member of the board, including specified information regarding such nominee, which may inhibit or deter such nomination and lengthen the time needed to elect a new majority of the board.

Because our bylaws limit the court in which you may bring an action against us, you may have difficulty enforcing any rights which you may claim.

Our bylaws provide that any person who acquires equity in us shall be deemed to have notice and consented to the forum selection provision of our bylaws, which require actions to be brought only in Riverside County, California, which is where our executive offices are located, which may inhibit or deter stockholders actions (i) on behalf of us, (ii) asserting claims of breach of fiduciary duty by officers or directors of us, or (iii) arising out of the Nevada Revised Statutes.

32

Because we do not intend to pay dividends on our common stock, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. As a result, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. We cannot assure you that the price of our common stock that will prevail in the market will ever equal or exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

All of the 44,803,928 shares of common stock that are outstanding prior to this offering, which constitute approximately 86.5% of the outstanding shares of common stock, assuming the over-allotment option is not exercised, are eligible for sale pursuant to Rule 144 at various times commencing 90 days from the date of this prospectus, subject to limitations provided by Rule 144 and lock-up agreements which our officers, directors and certain principal stockholders have signed with the underwriters and which are subject to release from the lock-up restriction at the discretion of the underwriters. See “Shares Eligible for Future Sale.”

We intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan or pursuant to stock options no later than approximately six months from the date of this prospectus. . Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction other than restrictions imposed on sales by affiliates pursuant to Rule 144.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales, including sales by our existing stockholders pursuant to Rule 144, could occur, may adversely affect prevailing market prices of our common stock.

The managing underwriter may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

Our directors and executive officers have entered into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part. [Managing underwriter], at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our articles of incorporation authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

33

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Because our directors and executive officers own approximately 38.7% of our outstanding common stock, they may be able to approve any action which requires stockholder approval.

Our directors own approximately 38.7% of our outstanding common stock and, upon sale of the 7,000,000 shares offered hereby, will own approximately 33.5%. Our bylaws provide that one-third of the outstanding common stock constitutes a quorum for a meeting of stockholders. As a result, they may have the ability to elect all of our directors and to approve action requiring stockholder approval as well as to prevent any action from being taken which they oppose even if such action would benefit stockholders.

Because a significant portion of the proceeds of this offering is allocated to working capital and other corporate purposes, we will have broad discretion in the application of these proceeds.

A significant portion of the proceeds is allocated to working capital and other corporate purposes. As a result, we will have broad discretion as to the specific use of the proceeds and, accordingly, you will be entrusting the proceeds of this offering to us with little information as to the manner in which we use the proceeds.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Prospectus Summary,” “Use of Proceeds,” “Risk Factors,” “Management Discussion and Analysis of Financial Condition and Result of Operations,” and “Business” sections. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

Our operations and business prospects are always subject to risks and uncertainties including, among others:

•	Our ability to obtaining any financing we may require to enable us to finance our customer’s purchase of solar systems and to finance any solar projects in China;

•	The availability of tax incentives and other benefits sufficient to justify the purchase by a user of a solar system;

•	The ability of the solar user to sell excess power to the local utility on reasonable terms;

•	Assumptions regarding the size of the available market, benefits of our products, product pricing, timing of product installations;

•	Assumptions relating to our ability to operate a public company;

•	Our ability to obtain contracts for solar systems in China;

•	Our ability to install solar systems in China at costs which will enable us to operate profitably;

•	Our ability to engage and retain qualified executive and management personnel;

34

•	Our ability to implement an effective financing program for our products that both enable us to generate revenue from customers who meet our credit criteria;

•	Our dependence upon a small number of key executive officers, principally our chief executive officer;

•	Competition with both the local utilities and other companies offering electricity service as well as other solar energy companies;

•	The effect of changes in climate and weather patterns in the areas we serve;

•	Delays in our ability to purchase solar panels and other raw materials for our systems;

•	Our ability to engage and retain qualified executive and management personnel as we seek to expand our operations in the United States and China;

•	Our ability to reduce our costs and expenses;

•	Our ability to operate profitably;

•	The effect of prices of raw materials, including solar panels, and our ability to source raw materials at reasonable prices;

•	Our compliance with all applicable regulations;

•	Our ability to install systems in a timely manner;

•	Our ability to maintain an effective system of disclosure controls and internal control over financial reporting, and our ability to produce timely and accurate financial statements or comply with applicable regulations;

•	Risks associated with this offering;

•	The effect of general economic and financial conditions in the United States, China and in the world generally which could adversely affect our operations;

•	Other factors which affect the solar energy industry in general

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

35

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $ million, assuming an initial public offering price of $7.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $ million, in the aggregate.

We intend to use the proceeds of this offering substantially as follows:

Approximately $25.0 million (approximately % of the net proceeds) to finance our solar system financing business in the United States.

The balance of approximately $ , together with any net proceeds from the exercise by the underwriters of their overallotment option, for working capital and other corporate purposes. Funds for working capital and general corporate purposes include amounts required to pay officers’ compensation, consulting fees, professional fees, ongoing public reporting costs, office-related expenses and other corporate expenses and other costs which we incur in connection with the operation of our business in the United States and China.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,050,000 additional shares of common stock to cover over-allotments of shares in this offering. We will use the proceeds from the sale of these additional shares for working capital and general corporate purposes.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, we will have broad discretion in the application of these proceeds. Net offering proceeds not immediately applied to the uses summarized above will be invested in short-term interest-bearing deposits and securities.

A $1.00 increase or decrease in the assumed initial public offering price of $ per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would reduce by a corresponding amount the net proceeds directed to capital expenditures.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

36

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

•	on an actual basis;

•	as adjusted basis after giving effect to (i) the sale by us of 3,900,000 shares of common stock in October and November 2016 and the receipt of gross proceeds of $19 ,500,000 prior to the date of this prospectus, and (ii) the issuance by us of 3,816,000 shares of common stock to directors, officers, key employees and consultants as restricted stock grants, which are subject to forfeiture under certain condition, which is under the column “As Adjusted (1)”; and

•	as further adjusted for the sale of 7,000,000 shares of common stock in this offering at an assumed initial offering price of $7.50 per share (which is the midpoint of the range set forth on the cover of this prospectus) and our receipt of the estimated $ net proceeds of this offering, which is under the column “As Adjusted 2).”

You should read the following table in conjunction with “Prospectus Summary – Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	September 30, 2016
	Actual	As Adjusted(1)	As Adjusted (2)
	(Dollars in thousands)
Cash and cash equivalents	$23,392	$35,392	$
Long-term debt, related parties *	$49,000	$49,000		$49,000
Long-term debt, other *	7,765	7,765		7,765
Total long-term debt	56,765	56,765		56,765
Stockholders’ equity:
Common stock	38	46
Additional paid-in capital	40,588	60,081
Less, equity subscription receivable	(5,445)	(5,445)		(5,445)
Less, treasury stock, at cost	(1,800)	(1,800)		(1,800)
Accumulated deficit	(20,033)	(20,033)		(20,033)
Accumulated other comprehensive loss	(892)	(892)		(892)
Stockholders’ equity attributable to SolarMax Technology, Inc.	12,456	31,957
Non-controlling interest	90	90		90
Total stockholders’ equity	12,596	32,047
Total capitalization	$69,311	$88,812

_________

* Includes short-term maturities of long-term debt amounting to $6,500 for long-term debt, related parties, and $7,496 with respect to long-term debt, other.

The information presented above assumes no exercise by the underwriters of their over-allotment option, and is based on the number of shares of our common stock outstanding as of  September 30, 2016. The table does not reflect shares of common stock reserved for issuance under our long-term incentive plan or outstanding options.

37

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of September 30, 2016, was approximately $ 3.3 million, or $0. 09 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that were outstanding on September 30, 2016. After giving effect to the sale by us of 3,900,000 shares of common stock in October and November 2016,  for a total  of $19.5 million, and the issuance by us of 3,816,000 shares of common stock as restricted stock grants, our net tangible book value was approximately $22 .7 million, or $0 .51 per share. After giving effect to the sale of the shares in this offering (assuming the midpoint of the range on the cover of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2016 would have been approximately $ million, or $ per share. This represents an immediate increase in the net tangible book value of $ per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $ per share:

Assumed initial public offering price per share		$7.50
Net tangible book value per share as of September 30, 2016	$0.09
Increase per share attributable to the sale of stock and restricted stock grants in October and November 2016	0.25
Adjusted net tangible book value per share	0.34
Increase per share attributable to new investors in the offering
As adjusted pro forma net tangible book value per share
Dilution in pro forma net tangible book value per share to new investors in this offering from the adjusted net tangible book value per share(1)
______
(1)

If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $        or $        , respectively.

The following table summarizes the total number of shares of common stock (i) owned by existing stockholders, including the 3,816,000 shares granted in October 2016 as restricted stock grants, (ii) issued by us in the private placement in October and November 2016, and (iii) owned by purchasers in this offering, and in each case, the total consideration paid. For purchasers in this offering we used a public offering price of $7.50, the midpoint of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders [1]	40,903,928	79.0%	$39,927,084	35.7%	$0.98
Investors in October /November 2016 private placement [2]	3,900,000	7.5%	$19,500,000	17.4%	$5.00
New investors	7,000,000	13.5%	$52,500,000	46.9%	$7.50
Total	51,803,928	100.0%	$111,927,084	100.0%	$2.16

________

[1]	The consideration paid by stockholders who received their shares pursuant to an acquisition agreement is equal to the value of the common stock issued. The consideration from existing stockholders also includes a subscription receivable of approximately $5.4 million relating to our 2015 private placement.

[2]	The information relating to the October/November private placement assumes that the Company has received the full proceeds from the sale of the shares prior to the date of this p rospectus.

The foregoing table does not include 2,984,000 shares which may be issued pursuant to our 2016 long-term incentive plan and pursuant to outstanding stock options issued prior to the adoption of the plan.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will be increased to 8,050,000 shares, or approximately 15.8% of the total number of shares of common stock.

38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See “Cautionary Note Concerning Forward-Looking Statements.” Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this prospectus are in U.S. dollars, unless otherwise noted.

Overview

We are an integrated solar energy company. Through our subsidiaries, we are primarily engaged in the following business activities:

•	Selling and installing integrated photovoltaic systems for residential and commercial customers in the United States, which is our principal source of revenue from our United States operations;

•	Providing secured loans to purchasers of our photovoltaic systems and servicing installment sales by our customers in the United States;

•

Owning renewable energy projects in the United States and generating revenue from this business through operating leases and power purchase agreements primarily with commercial users which we entered into prior to 2015;

•	Selling and installing battery backup solutions for residential and commercial customers in the United States, which sales commenced in the third quarter of 2016;

•	Providing exterior and interior light-emitting diode, known as LED, lighting sales and retrofitting services for governmental and commercial applications;

•	Identifying and procuring solar farm system projects for resale to third party developers and related services in China;

•	Providing EPC services for solar farms in China; and

•	Maintaining solar farm projects in China following the completion of EPC services for solar farm projects in China.

We operate in two segments – our United States operations and our Chinese operations. Our United States operations includes (i) the sale and installation of photovoltaic and battery backup systems, (ii) financing the sale of our photovoltaic and battery backup systems, (iii) owning and leasing to third parties through existing  operating leases and power purchase agreements, an d (iv) sales of LED systems.

Our Chinese operations consist of (i) identifying and procuring solar farm projects for resale to third parties; (ii) performing EPC services for solar farm projects and (iii) operation and maintenance of solar farm projects. Our business in China is conducted through our subsidiaries, ZHTH and ZHPV, which we acquired in April 2015, and their subsidiaries , and Jiangsu Honghao, which we formed after the acquisition of ZHTH and ZHPV . Through December 31, 2016, our Chinese activities have consisted of :

•	identifying, procuring and selling to a subsidiary of a related party one solar farm project, which is scheduled to be completed in the first quarter of 2017 and for which we have a maintenance contract;

•	identifying, procuring and selling to a second subsidiary of the related party one solar farm project a second project, which was commenced in the fourth quarter of 2016;

•	performing EPC services pursuant to a contract we entered into in the fourth quarter of 2016 that related only to EPC services and did not require us to provide a permit.

39

On April 28, 2015, we acquired the ownership of ZHTH, through a share exchange agreement among us, SolarMax Shanghai, and the equity owners of ZHTH. Also on April 28, 2015, we acquired the ownership of ZHPV through a share exchange agreement among us and the holders of the stock of Accumulate, which, through Accumulate Hong Kong, owned ZHPV. We own all of the stock of Accumulate, which, in turn, through its wholly-owned subsidiary, Accumulate Hong Kong, owns all of the stock of ZHPV . The share exchange agreement for ZHPV was amended on May 12, 2016 to revise certain terms including reducing the total consideration retroactively to the original acquisition date of April 28, 2015.

In 2014, prior to our acquisition of ZHTH and ZHPV, ZHTH developed the one projects in Ningxia province (30MW) and two in Shandong province (15MW and 25MW). ZHPV obtained the EPC contract for both the Ningxia and Shandong project and completed the projects in 2014. Neither ZHTH nor ZHPV generated any significant revenue during 2015 prior to our acquisition. When we acquired ZHTH in April 2015, ZHTH had a permit backlog, which we valued at $1.4 million and which represented a total of 130 MW of contract backlog. The permit backlog is an intangible asset that we amortize proportionately with the cash flows to be earned from these permit backlog through 2017.

Our business in China is conducted through three subsidiaries, ZHTH , ZHPV and Jiangsu Honghao and their subsidiaries. ZHTH is engaged in the business of identifying and procuring solar system projects for resale to third party developers and related services in China. After we acquire the permits for a solar project through a permit subsidiary and obtain a contract for the sale of the project, ZHPV builds the projects pursuant to an EPC contract. The subsidiary that owns the equity in the permit subsidiary transfers the equity in the permit subsidiary to the project owner. The project owner then engages ZHPV to perform the EPC services for the solar farm. We seek to obtain a further contract to operate and maintain the system after the solar farm project is completed. The operation and maintenance services are performed by Jiangsu Honghao and its subsidiaries. Unlike systems in the United States, which are installations for residential and small business users, the projects in China are solar farms, which are large land areas where multiple ground-mount solar tracking towers are installed.

ZHPV also performs EPC services on a contract basis, for solar farm owners who do not require a permit from us.

During 2015 and 2014, most of our revenue was derived from the sale of solar systems in the United States, principally residential sales, which accounted for approximately $33.2 million, 91.7% of revenue, in 2015 and approximately $35.4 million, or 92.9% of revenue, in 2014. Financing revenue, which includes principally interest revenue from loans to purchasers of our solar systems in the United States, accounted for approximately $2.4 million, or 6.7% of revenue, in 2015, and approximately $1.7 million, or 4.6% of revenue, in 2014. Our revenue declined from approximately $38.1 million in 2014 to approximately $36.2 million in 2015, principally as a result of the decline in sales of solar systems.

As a result of one EPC contract with a subsidiary of AMD, a related party , our Chinese operations generated revenue of approximately $ 43.8 million for the nine months ended September 30, 2016 (the “ September 2016 period”). Total revenue for the September 2016 period was approximately $ 65.9 million. Our solar sales decreased from $ 24.9 million in the nine months ended September 30, 2015 (the “ September 2015 period”) to $ 20.1 million in the September 2016 period. Financing revenue was approximately $ 1.7 million in both the September 2016 and September 2015 periods. Increased competition and the resulting price reduction is a major factor in the decrease in revenue.

We incurred consolidated net losses of approximately $7.6 million in 2015 and $8.9 million in 2014, and generated negative cash flows from operations of approximately $3.7 million in 2015 and approximately $2.5 million in 2014. Contributing to the 2015 consolidated net loss is the $2.2 million net loss from our Chinese operations which commenced during 2015.

We have a supply agreement with Sunspark pursuant to which we agreed to purchase 150 MW of solar panels over a three-year period beginning June 2016 at a price to be negotiated not to exceed 110% of the three month rolling average market price per watt for an estimated total commitment of approximately $84.0 million based on the most recent price paid on a purchase order from Sunspark. The agreement stipulates a 30 MW minimum supply commitment per year, which will cost approximately $16.8 million based on the most recent price paid on a purchase order from Sunspark, with the first year being the year beginning June 2016.

40

On October 2016, we entered into a loan agreement with China Everbright Bank, a PRC-based financial institution, to borrow RMB 38.5 million (approximately $5.6 million) with a one-year term. We plan to use the proceeds of the loan to finance our purchase obligations to Sunspark.

In April 2016, we made unsecured loans to Sunspark in the amount of $195,000. The loans had a three-month term with an annual fixed interest rate of 8% and were paid in July 2016.

ZHTH, acquired, through permit subsidiaries , the rights to construct two solar farm in Guizhou, China which we refer to as Guizhou Phase 1 and Guizhou Phase 2. Guizhou is one of the southern provinces in China. Because of Chinese regulations relating to permits for solar farms, we obtain a permit for a solar farm in the name of one of our subsidiaries and we transfer the equity in the subsidiary to the buyer of the solar farm project. Pursuant to a February 2016 agreement , we sold 100% of our equity interest in the permit subsidiary that held the permit for the Guizhou Phase 1 project to a company owned by AMD for $152,000, and in October 2016, in connection with the Guizhou Phase 2 project we sold the second permit subsidiary to a second company owned by AMD for approximately $150,000. The sale of equity in the permit subsidiaries is generally based on the net assets of the entity and does not produce significant gains or losses. AMD, a publicly-traded company in China , is one of our principal stockholders and its chairman and chief executive officers is one of our directors. The sales price for the permit subsidiary is not included in our revenue, since the sale is treated as a financing transaction. We recognize any gain or loss as other income.

In February 2016, we signed an agreement with the AMD subsidiary pursuant to which the AMD subsidiary engaged ZHPV to perform the EPC services for its Guizhou Phase 1 solar farm. The solar farm was initially designed to generate 70 MW of power and the contract price, exclusive of VAT, was approximately RMB 528.0 million (approximately $ 80.0 million). Due to the limitation of available land use, the size of the project was reduced to 55MW, with a contract price of RMB 425 million (approximately $64 million). As of September 30, 2016, the project was approximately 79 % completed . The project is scheduled to be completed in the first quarter of 2017. We recognize revenue on our EPC services on the percentage of completion basis. Our gross prices include value added taxes, known as VAT. Although we do not include VAT as either revenues or cost of revenues, the contract prices to our customers in the PRC include VAT and, accordingly, the prices in this prospectus include VAT.

In October 2016, ZHPV executed an EPC contract with the second subsidiary of AMD for another 50MW solar farm project in Guizhou, China, which is referred to as Guizhou Phase 2. The contract price is RMB 322.5 million (approximately $49.0 million). We commenced construction of this project in December 2016. The project is scheduled to be completed and delivered during the first quarter of 2017.

In November 2016, ZHPV executed an EPC contract with Xin Huang Duong Minority Poverty Relief Office, a PRC governmental entity, to construct photovoltaic power stations at 11 villages in Xin Huang Dong Minority autonomous county. The total system size for the 11 sites is 660 kilowatts with a contract value of RMB 5.1 million (approximately $750,000). The retainage for the five-year construction warranty would be 10% or RMB 0.5 million, with 20% to be released at the end of each the first five years. Because of its small size and short construction period, this contract will be accounted for under the completed contract method and is expected to begin and be completed in the first quarter of 2017.

Although our business plan contemplates positive cash flows in our United States segment, and we have loan facilities, we cannot assure you that if we are able to generate a positive cash flow from operations, it , together with our credit facilities, will be sufficient to enable us to meet either our debt service requirement or our agreement with Sunspark. We are continuing to explore alternatives for additional sources of financing to fund our United States operations including securing borrowing facilities from a bank in the PRC, disposing of a portion of our loan portfolio to financial institutions based in the United States and obtaining additional funding through investors under federal EB-5 immigration programs. We cannot assure you that positive cash flows will be achieved or that alternative sources of financing will be available to us if and when needed and under favorable terms, if any.

41

In June 2016, we began the launch of a new product line, FLEX Energy Storage System, a battery system which we will purchase from Li-Max Technology, Inc., pursuant to a five-year exclusive distribution agreement with Li-Max. The agreement gives us the exclusive worldwide distribution rights except in Asia. The agreement has minimum purchase requirements and, if we fail to meet these requirements, Li-Max has the right to terminate the agreement. We believe this new product line will complement our existing solar systems and commercial LED lighting in the United States.

On October 7, 2016, our board of directors adopted, and in November 2016, our stockholders approved, the 2016 long-term incentive plan pursuant to which a total of 6,500,000 shares may be issued pursuant to various equity-based incentives, including non-qualified stock options, incentive stock options and restricted stock grants. The board of directors granted restrict stock grants covering 3,816,000 shares of common stock, which will become non-forfeitable six months after the date of this prospectus. The board of directors also authorized the grant of options to purchase a total of 2,275,500 shares of common stock at an exercise price of $5.00 per share. The value of the restricted stock and the options will be reflected as compensation, which will affect our earnings and earnings per share. We expect to incur for 2016, non-cash compensation expense resulting from the restricted stock grants and the option grants in October 2016 of approximately $4.2 million.

As a result of employment agreements with our senior management and the grant of options and restricted stock grants pursuant to our 2016 long-term incentive plan, as well as the costs associated with our obligations as a reporting company, our general and administrative expenses will increase significantly commencing in 2017. For 2015, our chief executive officer and our executive vice president, chief strategy officer and treasurer received salary of $450,000 in the aggregate and bonuses of approximately $103,000. For 2016, our chief executive officer and our executive vice president, chief strategy officer and treasurer received base salaries at the aggregate annual rate of approximately $ 450,000 and bonuses of approximately $109,000. In addition, they received a restricted stock grant pursuant to our 2016 long-term incentive plan for a total of 2,350,000 shares. The shares are subject to forfeiture provisions. For 2016, we will recognize a non-cash compensation expense in the amount of $2,350,000 million related to these restricted stock grants. The balance will be recognized into expense through December 31, 2017. Pursuant to employment agreements dated October 7, 2016, commencing January 1, 2017, we are paying our chief executive officer and our executive vice president, chief strategy officer and treasurer salaries in the total amount of $1.16 million, which salary increases by at least 3% annually, commencing in 2018. In addition, they are to receive an annual bonus based upon a percentage of revenue in excess of $30 million, which range from a total of $450,000 for revenue between $30 million and $50 million, to a total of 1.9% of revenue if our revenue is at least $300 million. The agreements also provide for severance benefits in the event of termination resulting from their death, disability, termination by us without cause or termination by them for good reason, including termination following a change of control.

Results of Operations

The following table sets forth information relating to our operating results for the nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015 and 2014 (dollars in thousands) and as a percentage of revenue:

42

	Nine Months Ended September 30,				Year Ended December 31,
	2016		2015		2015		2014
	Dollars	%	Dollars	%	Dollars	%	Dollars	%
Revenue:
Solar energy sales (US)	$20,099	30.5%	$24,863	92.9%	$33,236	91.7%	$35,417	92.9%
Financing (US)	1,693	2.6%	1,700	6.4%	2,436	6.7%	1,738	4.6%
Other, primarily LED (US)	306	0.5%	188	0.7%	569	1.6%	955	2.5%
Solar farm project (China)	43,754	66.4%	0	0.0%	0	0.0%	0	0.0%
Total revenue	65,852	100.0%	26,751	100.0%	36,242	100.0%	38,110	100.0%
Cost of revenue:
Solar energy sales	15,584	23.7%	18,109	67.7%	25,134	69.4%	27,502	72.2%
Financing	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Other, primarily LED	408	0.6%	193	0.7%	452	1.2%	368	1.0%
Solar farm projects	36,820	55.9%	0	0.0%	0	0.0%	0	0.0%
Total cost of revenue	52,790	80.2%	18,301	68.4%	25,586	70.6%	27,870	73.1%
Gross profit	13,062	19.8%	8,450	31.6%	10,656	29.4%	10,240	26.9%
Operating Expenses:
Sales and marketing (US)	1,898	2.9%	1,355	5.1%	1,815	5.0%	2,456	6.4%
Sales and marketing (China)	460	0.7%	186	0.7%	206	0.6%	0	0.0%
General and administrative (US)	8,701	13.2%	8,959	33.5%	11,908	32.9%	13,856	36.4%
General and administrative (China)	3,162	4.8%	1,508	5.6%	2,578	7.1%	0	0.0%
Impairment	0	0.0%	1,130	4.2%	1,130	3.1%	1,300	3.4%
Total operating expenses	14,221	21.6%	13,138	49.1%	17,637	48.7%	17,612	46.2%
(Loss) from operations (US)	(4,493)	( 6.8%)	(2,994)	(11.2%)	(4,101)	(11.3%)	(7,372)	(19.3%)
Income (loss) from operations (China)	3,311	5.3%	(1,694)	(6.3%)	(2,879)	(7.9%)	0	0.0%
Income (Loss) from operations	(1,181)	( 1.8%)	(4,688)	(17.5%)	(6,980)	(19.3%)	(7,372)	(19.3%)
Equity in income (loss) of unconsolidated ventures	(34)	(0.1% )	333	1.2%	351	1.0%	(83)	(0.2%)
Interest expense.net	(1,802)	( 2.7%)	(1,129)	(4.2%)	(1,573)	(4.3%)	(1,177)	(3.1%)
Other income (expense) , net	(189)	(0.3% )	79	0.3%	74	0.2%	22	0.1%
Income (Loss) before income taxes	(3,207)	( 4.9%)	(5,404)	(20.2%)	(8,128)	(22.4%)	(8,610)	(22.6%)
Income tax benefit (provision)	(643)	(1.0% )	361	1.3%	557	1.5%	(266)	(0.7%)
Net (loss)	(3,850)	( 5.8%)	(5,043)	(18.9%)	(7,570)	(20.9%)	(8,876)	(23.3%)
Net (loss) attributable to non-controlling interest	(91)	( 0.1%)	(83)	(0.3%)	(92)	(0.3%)	(46)	(0.1%)
Net (loss) allocable to SolarMax	(3,759)	( 5.7%)	(4,960)	(18.5%)	(7,478)	(20.6%)	(8,830)	(23.2%)
Currency translation adjustment	(262)	( 0.4%)	(446)	(1.7%)	(630)	(1.7%)	0	0/0%
Comprehensive (loss) attributable to SolarMax	(4,021)	( 6.1%)	(5,406)	(20.2%)	(8,108)	(22.4%)	(8,830)	(23.2%)

43

Nine Months Ended September 30, 2016 and 2015

Revenues

Consolidated revenues for the September 2016 period were approximately $ 65.9 million, an increase of $ 39.1 million, or 146%, from $ 26.8 million for the September 2015 period. The increase resulted solely from our China segment, since revenue from our United States operations declined by approximately $ 4.7 million, or 17%. The decrease in United States revenue resulted primarily from a decrease in solar energy systems sales which was affected by increased competition. We deployed 5.8 MW on 795 completed projects in the United States during the September 2016 period, compared with 6.4 MW on 924 projects during the September 2015 period. Our average solar revenue per watt is $ 3.45 in the September 2016 period, an 11 % decrease from $ 3.87 in the September 2015 period. Solar revenue per watt represents the revenue generated during the period from sales of solar systems divided by the wattage installed during the period. Our revenue for both the September 2016 and the September 2015 periods includes finance-related revenues of approximately $ 1.7 million.

Our revenue from our China segment related to the construction of one project, the Guizhou Phase 1 solar farm project. We commenced work on this project in early 2016 and, as of September 30, 2016, the project was approximately 79 % completed based on total project costs incurred to total project costs budgeted, and accordingly 79 % of the project revenue, or $ 43.8 million, is recorded as revenue in the September 2016 period. We expect to complete t he Guizhou Phase 1 solar farm project in the first quarter of 2017 . During the quarter ended September 30, 2016, the project was delayed as a result of zoning issues, which resulted in a reduction of the size of the project from 64MW to 55MW, with a reduction in the project cost.

The agreement provides for a 5% retainage which will be paid upon expiration of the one-year warranty period. In June 2016, we entered into a five-year maintenance contract for the Guizhou Phase 1 project, pursuant to which we are providing operations and maintenance services for which we receive RMB 0.05 per watt per year, with a minimum contract amount of RMB 3.0 million (approximately $451,000) per year. Revenue for our China segment for the September 2016 period includes approximately $93,000 from this maintenance contract.

Cost of revenue and gross profit

Cost of revenue for our United States operations for the September 2016 period decreased 13 % from $ 18.3 million for the September 2015 period to $ 16.0 million for the September 2016 period. Even though our revenues decreased 17%, our cost only decreased by 13%, reflecting the effects of competition on the pricing of solar energy systems. Our cost per watt for the September 2016 period is $ 2.67 compared to $ 2.82 for the September 2015 period. Our gross margin decreased to 22 % for the September 2016 period from 27 % a year ago. We have no cost of revenue with respect to our revenue from financing.

Cost of revenue for our Chinese operations for the September 2016 period relates primarily to the project costs incurred on the Guizhou Phase 1 solar farm project which is approximately 79% complete at September 30, 2016. We recognized our revenue under the percentage-of-completion basis based on the percentage of the actual project costs incurred versus the total budgeted project costs. Our gross margin on this project for the September 2016 period is 16%.

Consolidated gross margin for the September 2016 period is 20 % compared to 32% for the nine months ended September 30, 2015 as a result of the lower gross margin for the China solar farm project which began in 2016. Because of the lower margin for our China EPC business and the large percentage of our business that comes from the China EPC business which produces a much lower gross margin than our United States business, we anticipate that the China operations will continue to have a negative impact on our overall gross margin.

Operating expenses

Sales and marketing expense increased for our United States operations to approximately $ 1.9 million, an increase of $ 543,000, or 40%, from $ 1.4 million for the September 2015 period. As a percentage of our United States revenue, sales and marketing expenses are 9 % compared with 5% in the September 2015 period. The increase is the direct result of our ramping up of our marketing campaign to seek to increased sales in 2016, specifically the referral program for the sale of the solar energy systems which was not in place in the September 2015 period, as well as the marketing related to our newly launched FLEX Energy Storage System that we launched in June 2016. Because our FLEX revenues did not commence until June 2016, we incurred sales and marketing expenses relating to this product line before we recognized revenues.

44

Sales and marketing expense relating to our Chinese operations increased to $ 460,000 for the September 2016 period from $ 186,000 for the September 2015 period. We did not have significant activity for our China operations in the September 2015 period, which we acquired in April 2015. We are expanding our efforts to procure new EPC contracts for solar farm projects, and we expect our sales and marketing expense for our China operations will continue to increase.

General and administrative expenses for our United States operations for the September 2016 period decreased modestly to $8.7 million, a decrease of $258,000 or 3% from $9.0 million in the September 2015 period . As a percentage of our United States revenue, general and administrative expenses were 39 % of revenue compared to 34 % for the prior period due to the decrease in sales in 2016. General and administrative expenses included compensation and benefits, depreciation and amortization, rental and leasing expense, and other corporate overhead expenses. We expect corporate overhead expense to increase significantly beginning in the fourth quarter of 2016 due to the October 2016 equity grants to our senior executive officers, certain employees and consultants, compensation payable to our senior executive officers pursuant to the October 2016 employment agreements which commenced in 2017, and compliance and other regulatory costs as a result of being a public reporting company. During 2015, our chief executive officer and our executive vice president, chief strategy officer and treasurer received an aggregate salary of $450,000 and bonuses of $103,000. Commencing in 2017, pursuant to employment agreements executed in October 2016, they are to receive an aggregate salary of $1,560,000, plus bonuses based on a percentage of revenue in excess of $30 million. All of our corporate overhead, other than overhead directly related to our China operations, is allocated to our United States operations.

During 2016, our three senior executive officers received an aggregate salary at the annual rate of $570,000, and cash bonuses of approximately $109,000 and restricted stock grants of 2,950,000 shares of common stock. The value of the 2,950,000 shares granted to our three senior executive officers is $14,750,000, based on the $5.00 per share price at which we sold shares in the October/November private placement. We will recognize, with respect to these grants, a non-cash compensation expense in the fourth quarter of 2016 of $2,950,000, and the balance will be recognized as a compensation expense during 2017. In addition to the grant of restricted stock to our three senior officers, we granted 100,000 shares to one director and 766,000 shares to employees, former employees and consultants for services rendered and to be rendered. We will recognize in the fourth quarter of 2016, a non-cash compensation expense relating to the stock grants and stock options issued to our officers, directors and employees of approximately $4.0 million. See “Executive Compensation – Employee Benefit Plans” for information concerning the restricted stock grants and the forfeiture provisions.

During the September 2015 period, based on projected cash flows and operations of our LED business, we recognized an impairment loss related to goodwill relating to our 2013 acquisition of Act One, the company that conducts our LED business, in the amount of $320,000. In the September 2015 period, we also recorded impairment loss of $810,000 associated with one solar energy system that we own and lease to a commercial customer for which the carrying values of such systems was determined to be in excess of the estimated fair value. The impairment loss resulted from the renegotiation of the arrangement with the customer. We did not identify any impairments on any of our long-lived assets including goodwill for the September 2016 period.

General and administrative expenses relating to our Chinese operations increased from $ 1.5 million in the September 2015 period to $ 3.2 million in the September 2016 period , an increase of $1.7 million, or 110% . Since we commenced operations in China in May 2015, following the April 2015 acquisition of ZHTH and ZHPV, we only had five months of operations during the September 2015 period compared with nine months of operations during the September 2016 period. General and administrative expenses relate to the corporate and overhead expenses relating to our China operations that began in May 2015 after the acquisitions. Such expenses include personnel costs, facilities rental and leasing and other corporate expenses. As we ramp up our China operations, we expect general and administrative expenses to continue to increase.

45

Income (loss) from operations

We had a loss from operations of approximately $ 1.2 million for the September 2016 period , principally as a result of the $4.5 million loss from our United States operations. Our China operations generated operating income of approximately $ 3.3 million for the September 2016 period as compared with a loss from operations of approximately $ 1.7 million for the September 2015 period, reflecting the recognition in the September 2016 period of revenue from the Guizhou Phase 1 solar farm project. Our loss from operations for our United States operations increased approximately $ 1.5 million, or 50%, to approximately $ 4.5 million, as compared with a loss from operations of approximately $ 3.0 million for the September 2015 period. The loss from operations for our United States operations increased as a result of the lower gross profit stemming from the decreased sales, partially offset by the $1.1 million decrease in impairment loss in the September 2016 period from the September 2015 period.

Equity in income (loss) from unconsolidated ventures

Equity in income from unconsolidated ventures, which relates to the United States segment, decreased by $ 367,000, or 110%, from an income of $ 333,000 in the September 2015 period to a loss of $34,000 in the September 2016 period, primarily as a result of a decrease in income contributed by our China-based joint venture resulting from lower sales by the joint venture, as well as the impact of the cumulative catch-up adjustment of approximately $222,000 in the 2015 period related to the basis difference attributed to the over-depreciation of certain assets held by one of the United States joint ventures.

Interest expense, net

Interest expense for the United States segment was approximately $1.1 million for both the September 2016 and September 2015 period . Our interest expenses primarily relate to interest incurred on our $5.0 million term loan and $1.0 million revolver loan with our United States bank and $46.2 million loans from affiliated entities in the United States . The interest rate on our $5.0 million term loan and the $1.0 million revolver loan is variable and was 5% during the September 2016 period. The interest rate on the loans from affiliates is fixed at 3%. Our interest expenses decreased in the September 2016 period compared to the September 2015 period as a result of the decrease in the average principal balance on the bank term loan.

Interest expense, net, for the China segment was $ 740,000 for the September 2016 period and related primarily to the RMB 50 million line of credit that was entered into in October 2015. The line of credit bears a fixed 12% interest rate . These advances were paid in October and November 2016.

Income tax benefit (provision)

Income tax benefits for the U.S. segment increased approximately $ 109,000 for the September 2016 period as compared with the September 2015 period. Income tax benefits increased due to changes in deferred tax assets and the provision of full valuation allowance against the deferred tax assets. Deferred tax assets primarily consist of net operating losses carryover, investment tax credits and deferred charges. Current income tax (provision) for the U.S. segment consists primarily of states franchise or capital taxes.

Income tax (provision) for the China segment increased approximately $ 1.1 million for the September 2016 period as compared with the September 2015 period primarily due to of the utilization of the deferred tax assets as our China operations financial performance continued to improve. Current income tax (provision) for the China segment for the September 2016 period is approximately $ 701,000. We recorded an income tax benefit of $ 412,000 for the September 2015 period.

Net loss

We had a consolidated net loss of approximately $ 3.9 million for the September 2016 period, as compared with a consolidated net loss of approximately $ 5.0 million for the September 2015 period. The decrease in the net loss resulted from the profitable Chinese operations as described above. Our United States operations are continuing to operate at a loss resulting primarily from the decrease in revenue from solar systems in the United States.

We have a 93.75%-owned subsidiary and non-controlling interests represent the 6.25% interest held by Richard Gu, president of our China operations. Mr. Gu was not employed by us at the time we acquired the 93.75% interest in the entity. The net income (loss) attributable to non-controlling interests represents the allocation of the subsidiary’s net income (loss) to non-controlling interests.

46

As a result of the foregoing, we had a consolidated net loss attributed to SolarMax of approximately $ 3.8 million, or $ 0.10 per share (basic and diluted), for the September 2016 period, as compared with a consolidated net loss attributed to SolarMax of $ 5.0 million, or $ 0.14 per share (basic and diluted), for the September 2015 period.

Comprehensive income

The currency translation adjustment relates to our China segment for which the functional currency is the local currency which is different from our reporting currency which is in United States dollars. The operational impact of the currency translation adjustment in the September 2016 period of $ 262,000 is primarily related to the exchange loss of the local currency from December 31, 2015 to September 30, 2016. During this period, the local currency declined against the US dollars by approximately 2.5% from RMB 6.51: US$1 to RMB 6.67: US$1 . The currency translation impact in the September 2015 period is minimal due to our ownership of the China operations for only five months from our acquisition date in April 2015.

Years Ended December 31, 2015 and 2014

During 2015, all of our revenue was derived from our United States operation. We acquired our China subsidiaries in April 2015, and did not generate any revenue from our China operations until 2016. Although we did not generate revenue from our China operations during 2015, we incurred sales and marketing expenses and general and administrative expenses relating to this operation in 2015.

Revenues

Revenues for 2015 decreased $1.9 million, or 5%, compared to 2014. Our average solar revenue per watt is $3.92 in 2015, a decrease from $3.94 in 2014. Our solar sales declined approximately $2.2 million, from approximately $35.4 million in 2014 to approximately $33.2 million in 2015. The decrease in revenue results from the effects of increased competition, which is reflected in lower sales. Revenues include finance-related revenues of $2.4 million for 2015 and $1.7 million for 2014. Our finance-related revenues increased $698,000, or 40%, year over year as a result of a $6.6 million, or 18%, increase in our loan portfolio, from $36.3 million at December 31, 2014 to $42.9 million at December 31, 2015. The increase in the loan portfolio resulted from an increase in sales of solar systems for which we provided the financing. The average interest yield on the loan for 2015 is approximately 5.7% compared to 4.8% for 2014.

Cost of revenue and gross profit

Cost of revenue for 2015 decreased $2.3 million, or 8%, over 2014 primarily as a result of an overall decrease in solar panel costs as well as the corresponding decrease in solar revenues. Our average solar cost per watt is $2.96 in 2015, a decrease from $3.06 in 2014.

Our gross profit in 2015 improved over prior year by $416,000, and our gross margin increased to 29% from 27% primarily as a result of an overall decrease in panel costs notwithstanding the overall decrease in revenues from sales.

Operating expenses

Sales and marketing expense for the United States segment decreased by $641 ,000, or 26%, from 2014 to 2015. Such decrease is primarily resulting from the change in our marketing focus and strategies during 2015 which included the cancellation of our canvassing marketing campaigns, resulting in significant savings. As a percent of our revenue, our sales and marketing expense for 2015 represents 4% compared to 6% for 2014. As we refocus on the use of what we consider more effective marketing strategies to increase sales, we expect our spending on sales and marketing to increase relative to our projected increase in the sales of our solar energy systems and other products.

47

Sales and marketing expense for the China segment relate to expenses related to procuring the EPC contracts in China for the solar farm projects. As our China operations begin to grow, we expect our sales and marketing expense will continue to increase.

General and administrative expenses for the United States segment decreased year over year by $1.9 million, or 14%. During 2015, we significantly reduced our operational staffing in the United States which resulted in a reduction in compensation and benefits of approximately $1.2 million. As a percent of our revenue, our general and administrative expense decreased from 36% in 2014 to 33 % in 2015. General and administrative expenses included compensation and benefits, depreciation and amortization, rental and leasing expense, and other corporate overhead expenses. We expect to continue to manage our general and administrative expenses, however, we expect the expense to increase due to compliance and other regulatory costs as a result of increased executive compensation costs and the costs relating to our being a public reporting company, as described above.

General and administrative expenses for the China segment relate to the corporate and overhead expenses that relate directly to our China operations that began in April 2015. Such expenses include personnel costs, facilities rental and leasing and other corporate expenses. As we ramp up our China operations, we expect general and administrative expenses to increase.

Impairment relates to the United States segment and the amount decreased by $169,000, or 13%, from 2014 to 2015. During 2015, we recognized an impairment loss related to goodwill relating to our 2013 acquisition of Act One, the company that conducts our LED business, in the amount of $320,000. In 2015, we also recorded impairment loss of $810,000 associated with one solar energy system that we own and lease to a commercial customer for which the carrying value of such system was determined to be in excess of the estimated fair value. The impairment loss resulted from the renegotiation of the arrangement with the customer. Our impairment loss in 2014 relates substantially to the solar energy system that we own and lease to University of California at Riverside for which we determined the carrying amount of our investment exceeded the fair value of the underlying solar energy system.

Loss from operations

Loss from operations for the United States segment decreased by $3.3 million, or 44%, from 2014 to 2015 primarily as a result of the overall decrease in operating expenses, as well as the improvement in gross margin.

Loss from operations for the China segment in 2015 reflects costs and expenses related to the initial ramp up of the China operations following our acquisitions of our Chinese subsidiaries in April 2015 and the absence of revenues in this segment.

Equity in income (loss) from unconsolidated ventures

Equity in income from unconsolidated ventures relate to the United States segment and increased by $434,000, or 523%, to $351,000 in 2015, compared to equity in the loss from unconsolidated ventures of $83,000 in 2014, principally as a result of the improved operations in 2015 compared to 2014 of the unconsolidated ventures. In addition, the 2015 equity in income includes approximately $222,000 resulting from the basis difference attributable to the over-depreciation of certain assets by the venture as a result of accounting errors made by the unconsolidated joint venture dating back to 2010 and 2011.

Interest expenses, net

Interest expense , net for the United States segment increased $302,000 or 26% from $1.2 million in 2014 to $ 1.6 million in 2015. Our interest expense primarily relates to interest incurred on our $5.0 million term loan with our bank and $46.2 million loans from our unconsolidated affiliates. The interest rate on our $5.0 million term loan is variable and was 5.0% at December 31, 2015. The interest rate on the affiliate loans is fixed at 3%. Our interest expenses increased in 2015 as a result of an increase in the principal of the affiliate loans from $42.5 million at December 31, 2014 to $46.2 million at December 31, 2015, offset by a decrease in the principal balance on our bank term loan from $3.8 million at December 31, 2014 to $1.5 million at December 31, 2015.

48

Interest expense , net for the China segment is $94,000 for the period from our acquisition date in April 2015 to December 31, 2015, and is primarily related to interest related a line of credit of RMB 50 million (approximately $7.7 million). The principal and all interest were repaid on December 31, 2015.

Income tax benefit (provision)

Income tax (provision) for the United States segment decreased approximately $214,000 for the year ended December 31, 2015 as compared to December 31, 2014. Income tax (provision) decreased due to changes in deferred tax assets and the provision of full valuation allowance against the deferred tax assets. Deferred tax assets primarily consist of net operating losses carryover, investment tax credits and deferred charges. Current income tax (provision) for the United States segment consists primarily of state franchise or capital taxes for 2015 and 2014.

Income tax benefits for the China segment for the year ended December 31, 2015 was approximately $610,000 as this was the initial year of active operations for our China subsidiaries. The income tax benefits are recognized primarily due to increase in the deferred tax assets for our China operations. We did not provide any valuation allowance against the China segment deferred tax assets as we anticipate utilization of these deferred tax assets in the near future based on the outlook of our China operations.

Net loss

We had a consolidated net loss of approximately $7.6 million for 2015, as compared with a consolidated net loss of approximately $8.9 million for 2014. The net loss for 2015 reflected a net loss of approximately $5.4 million for our United States operations and approximately $2.2 million from our Chinese operations.

We have a 93.75%-owned subsidiary and non-controlling interests represent the 6.25% interest held by an individual who is the president of our China operations. The net income (loss) attributable to non-controlling interests represents the allocation of the subsidiary’s net income (loss) to non-controlling interests.

As a result of the foregoing, we had consolidated net loss attributed to SolarMax of approximately $7.5 million, or $0.20 per share (basic and diluted), for 2015 and approximately $8.8 million, or $0.27 per share (basic and diluted) for 2014.

Comprehensive income

The comprehensive income reflects the adjustment on net income form the currency translation adjustment. The currency translation adjustment relates to our China segment for which the functional currency is the local currency which is different from our reporting currency which is in United States dollars. The operational impact of the currency translation adjustment in 2015 of $630,000 is primarily related to the exchange loss of the local currency during 2015. During this period, the local currency declined against the United States dollars by approximately 4.8%. There was no foreign currency translation adjustment for 2014.

Liquidity and Capital Resources

The following tables show cash flow information for the nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015 and 2014 (dollars in thousands).

49

	Nine Months Ended September 30,		$ Increase
	2016	2015	(Decrease)
Consolidated cash flow data:
Net cash provided by operating activities	$2,465	$2,688	$(223)
Net cash provided by (used in) investing activities	3,817	(6,007)	9,824
Net cash provided by financing activities	13,418	2,628	10,790
Net increase (decrease) in cash and cash equivalents, net of exchange rate effect	19,410	(801)	20,031

	Year Ended December 31,		$ Increase
	2015	2014	(Decrease)
Consolidated cash flow data:
Net cash used in operating activities	$(3,733)	$(2,457)	$(1,276)
Net cash used in investing activities	(6,033)	(18,664)	12,631
Net cash provided by financing activities	6,372	19,003	(12,631)
Net increase (decrease) in cash and cash equivalents, net of exchange rate effect	(3,463)	(2,118)	(1,345)

Operating Activities

Net cash provided by operating activities for the September 2016 period was $ 2.5 million, compared to $ 2.7 million for the September 2015 period. The modest decrease of $223,000 over the prior period is attributed to the reduction in the consolidated net loss of $ 1.2 million , and an increase in cash from non-cash adjustments of $1.5 million, offset by a decrease in cash from working capital of $2.9 million. Major components of changes in non-cash adjustments and in working capital are as follows:

Non-cash adjustments:

•	$367,000 increase as a result of the reduction in our non-cash equity in income from unconsolidated joint ventures due primarily to adverse operating results of a PRC-based non-consolidated joint venture during the September 2016 period.

•	$218,000 increase as a result of a non-cash loss from the sale of a portion of our equity interest in a PRC-based non-consolidated joint venture during the September 2016 period.

•	$710,000 increase in depreciation and amortization expense resulting primarily from our acquisition of ZHTH and ZHPV in April 2015 and the amortization related to the permit portfolio, an intangible asset that was one of the assets of ZHTH.

•	$211,000 increase in the overall non-cash net provision for losses. The increase is substantially attributed to the write-off taken on inventories as a result of the suspected inventory theft in early 2016.

•	$1.0 million increase in deferred income taxes as a result of our China operations. Our China operations began generating revenues in early 2016.

•	$1.1 million decrease in impairment loss, where we recognized a $1.1 million impairment loss in the September 2015 period related to the impairment of LED goodwill as well as the impairment of certain solar assets , and did not recognize any impairment loss in the September 2016 period.

50

Working capital:

•	$2.9 million decrease in cash as a result of restricted cash funding required for operating purposes.

•	$8.4 million decrease in cash generated from the collection of accounts receivable as a result of the increase in accounts receivable of $5.7 million in the September 2016 period, $6.2 million of which is related to our China segment. Our China operations commenced the construction activity and began earning revenues in early 2016, primarily from the Guizhou Phase 1 project. For the September 2015 period, accounts receivable decreased by $2.7 million due to cash collected.

•	$6.8 million decrease in cash as a result of the costs and estimated earnings incurred in excess of billings related to the Guizhou Phase 1 project in China. We commenced the construction of the Guizhou Phase 1 project during the September 2016 period. There were no such costs and estimated earnings incurred during the September 2015 period since there was no construction activity in China.

•	$5.1 million decrease in cash as a result of the increase of inventories, principally inventory related to the Guizhou Phase 1 solar farm project in China.

•	$23.1 million increase in cash as a result of the increase in accounts payable and operating notes payable, primarily attributed to the Guizhou Phase 1 solar farm project in China.

•	$3.1 million decrease in cash from customer and vendor deposits. Vendor bid deposits relate to our China operations and are 100% refundable. We had received significant vendor bid deposits in 2015 in anticipation of the work on the Guizhou Phase 1 project and related to the work on the Guizhou Phase 1 solar farm project and refunded a significant portion in the September 2016 period when we selected the vendors to work on the project.

•	$1.0 million increase in cash from current and other assets as a result of the decrease of prepaid expenses in the United States, offset by the increase from our China operations due to the ramping up of the operations.

•

$703,000 decrease in accrued expenses and other liabilities, $400,000 of which is attributed to our China operations. Net cash used in operating activities was $3.7 million in 2015 and $2.5 million in 2014. Our net cash used in operating activities was primarily from our net losses which were $7.6 million in 2015 and $8.9 million in 2014. Included in the operating activities is cash provided related to non-cash adjustments (which include depreciation, amortization, impairment loss and various reserves among other items) of $3.0 million for 2015 and $4.3 million for 2014. Operating assets and liabilities contributed $812,000 of net operating cash in 2015 and $2.1 million in 2014.

Major components of changes in non-cash adjustments and in working capital are as follows:

Non-cash adjustments:

•	$434,000 decrease in cash from the prior year contributed by the non-cash equity in income from our unconsolidated joint ventures in the 2015 period.

•	$710,000 increase in depreciation and amortization expense, resulting from the acquisition of ZHTH and ZHPV in April 2015.

•	$735,000 net decrease from our provisions and write-offs. During 2014, we wrote off net receivables of $527,000 from four unconsolidated joint ventures.

•	$872,000 decrease in deferred income taxes, primarily related to our China operations. Since our U.S. operations has been experiencing recurring net losses, we have provided for a 100% valuation allowance and therefore do not record any deferred income tax assets associated with our U.S. operations.

•	$227,000 increase in non-cash adjustments related to stock-based compensation expense. During 2015, additional options were granted resulting in additional expenses. Additionally in June 2015, the board of directors extended the terms of the existing grants to seven years from the initial date of grant, resulting in an expense associated with the grant modifications.

51

Working capital:

•	$1.3 million net increase in accounts receivable for the U.S. operations.

•	$917,000 increase in inventories, primarily from our U.S. operations. We did not commence construction activity in China until early 2016.

•	$1.7 million increase in current and other assets. We began our China operations after completing the acquisitions of two PRC-based entities in April 2015 and began ramping up our operations in China.

•	$3.0 million net increase in accounts payable, accrued expenses and other liabilities.

•	$500,000 increase in cash in the 2015 period as a result of the receipt of payment in 2014 of an arbitration settlement payable to us.

•	$2.6 million increase in deposits, $1.7 million of which is vendor bid deposits related to our China operations.

Investing Activities

Net cash provided by investment activities for the September 2016 period was $ 3.8 million compared to net cash used in investment activities for the September 2015 period of $ 6.0 million. The increase in cash from investment activities is primarily as a result of customer loan repayments, net of cash used to fund new loans, in the September 2016 period of $ 3.9 million compared to cash used to fund customer loans, net of cash received from loan repayments, of $ 6.8 million in the September 2015 period.

Net cash used in investing activities was $6.0 million in 2015 and $18.7 million in 2014. During 2015, we used $16.3 million to fund our customer loan portfolio and received loan principal repayments of $9.6 million. We also received cash distributions from our unconsolidated joint ventures and cash through our acquisitions totaling $1.1 million and used $335,000 to fund our capital expenditures in 2015. During 2014, we used $20.6 million to fund our customer loan portfolio and received loan principal repayments of $6.2 million. Our capital expenditures in 2014 aggregated $4.4 million, primarily from our investment in one solar energy system that we lease to University of California in Riverside.

Financing Activities

Net cash from financing activities for the nine months ended September 30, 2016 was $ 13.4 million compared to $ 2.6 million for the comparable prior year period. During the nine months ended September 30, 2016, we received proceeds from loans of $ 17.3 million and repaid $ 11.3 million during this period. During the September 2016 period, we received $7.5 million of subscription deposit from prospective investors; such deposit was applied to the purchase price of the common stock in October 2016 as part of our private placement. During the nine months ended September 30, 2015, we received the proceeds from loans of $ 2.5 million and repaid loans of $1.1 million.

Net cash provided by financing activities was $6.4 million in 2015 and $19.0 million in 2014. During the year ended December 31, 2015, we received proceeds from new borrowings from affiliates and non-affiliates aggregating $11.8 million and made principal repayments on borrowings of $7.2 million. During 2015, we also received proceeds from our equity issuance of $1.8 million and paid $75,600 toward the cancellation of warrants previously issued to our lender. During the year ended December 31, 2014, we received proceeds from new borrowings from our affiliates of $20.0 million and made principal repayments on the borrowings of $997,000.

In October and November 2016, we sold 3,900,000 shares of common stock at purchase price of $5.00 per share , for a total of $19.5 million, from which we received $8.5 million as of January 31, 2017, with the balance being a subscription receivable, which we expect to receive by March 31, 2017.

Cash and Cash Equivalents

The following table sets forth, our cash and cash equivalents held by our United States and our China operations at September 30, 2016 and December 31, 2015 (dollars in thousands):

	September 30, 2016	December 31, 2015
United States	$3,066	$3,081
China	20.326	902
Total	$23,392	$3,982

52

We currently do not plan to repatriate any cash or earnings from any of our non-United States operations because we intend to utilize such funds to expand our overseas operations. Therefore we do not accrue any taxes related to the repatriation.

Additionally, at September 30, 2016 and December 31, 2015, had restricted cash balance of $1,459,989 and $321,458, respectively, for the United States operations, primarily held by U.S. financial institutions to support the letters of credit and business credit cards; and $9,031,036 and $0, respectively, for the China operations. The remaining restricted cash of $1,540,279 is held by a PRC financial institution as collateral for the notes payable issued in the normal course of business. Our cash at September 30, 2016 includes $7,490,757 which represented advance payments by Chinese investors in connection with our October/November private placement, which funds were held in our China bank account pending transfer to the United States upon the completion of the private placement documents with these investors.

Under applicable PRC law and regulations, wholly foreign-owned enterprises in the PRC, such as our PRC subsidiaries, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated after-tax profits, if any, each year, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. We do not believe that this restriction will impair our operations since we do anticipate that we will use the cash generated from our PRC operations in those operations and we do not plan to repatriate such funds to the United States.

Bank Borrowings

We had a $1.0 million variable interest revolver loan and a $5.0 million variable interest term loan with Cathay Bank. The $1.0 million revolver has a maturity date of November 30, 2016 and the $5.0 million term loan has a maturity date of July 20, 2016. We have repaid our balance on the term loan on January 22, 2016 using the proceeds from the revolver loan , and we repaid the balance on the revolver loan on December 1, 2016. Both facilities are terminated, and we have not further obligations under these facilities .

Non-affiliate Borrowings

On October 19, 2015, ZHPV entered into a line of credit agreement with an unrelated lender to borrow up to a maximum amount of RMB 50 million (approximately $7.7 million). The line of credit bears a fixed interest rate at 12% per annum and had an original maturity date of June 30, 2016, which was extended in 2016 to October 31, 2016 as to RMB 40 million (approximately $6.1 million) and to January 2017as to RMB 10 million. The line of credit is guaranteed by AMD. As of September 30, 2016, RMB 50.0 million (approximately $7.5 million) was outstanding. The October 2016 maturity was paid in October 2016 and the remaining balance was paid in November 2016.

On November 15, 2015, ZHPV entered into a term loan agreement with the same unrelated lender to borrow RMB 20.4 million (approximately $3.1 million). The maturity date of the loan was June 30, 2016 and the loan was non-interest bearing. The loan was repaid on April 19, 2016.

On October 24, 2016, we entered into a loan agreement with China Ever Bright Bank, a PRC-based financial institution, to borrow RMB 38.5 million (approximately $5.7 million) for a one-year term. The interest rate is 3.8% per annum and payable quarterly in arrears. The loan is secured by our fixed deposit held at the bank in the amount of RMB 40 million (approximately $5.9 million) placed by one of our PRC subsidiaries .

Affiliate Borrowings

We, through a subsidiary, entered into a loan agreement on January 3, 2012 with our affiliate, Clean Energy Funding, LP, to borrow up to $45.0 million. The proceeds of the loan are advanced in increments of $2,500,000 and Clean Energy Funding may determine in its sole and absolute discretion a lesser amount. The loan accrues interest at a fixed interest rate of 3% per annum, payable quarterly in arrears. Each advanced principal amount is due and payable 48 months from the advance date, which maturity date may be extended by the lender. The principal balance was $45.0 million at September 30, 2016 and December 31, 2015 and $ 42.5 million at December 31, 2015.

53

We, through another our wholly-owned subsidiary, entered into a loan agreement on August 26, 2014 with our affiliate, Clean Energy Funding II, LP, to borrow up to $13.0 million. The proceeds of the loan would be used for LED operations. The loan accrues interest at a fixed interest rate of 3% per annum, payable quarterly in arrears. Principal is due and payable in 48 months, and may be extended by the lender. As of September 30, 2016 and December 31, 2015, the principal loan balance was $ 4.0 million and $1.0 million, respectively. The increase reflects drawdowns of a total of $3.0 million in the third quarter of 2016 to fund required purchases related to a new major LED contract. There was no outstanding balance on December 31, 2014. As of September 30, 2016 and December 31, 2015, the remaining undrawn amount on the loan was $9.0 million and $12.0 million , respectively . The loans from both of the affiliated entities, which were made pursuant to the United States government’s EB-5 immigration program, are secured by assets of the borrowing subsidiaries .

On December 29, 2015, ZHPV entered into an unsecured loan agreement with Changzhou, an entity in which we hold a 22.5% equity interest. Under the agreement, ZHPV can borrow up to RMB 2 million (approximately $308,086) for three months from Changzhou with a 6% fixed annual interest rate. The outstanding balance on the loan was RMB 1.5 million (approximately $231,064) as of December 31, 2015. Another RMB 500,000 (approximately $77,021) was drawn down on January 10, 2016. The entire loan was repaid on March 10, 2016 in the total amount of RMB 2,023,000 (approximately $311,616) including principal and interest

Contractual Obligations

Borrowings

Principal maturities for the financing arrangements as of September 30, 2016 are as follows (dollars in thousands) :

	PRC Line of Credit	Auto Loans	Bank Revolver	Related Party Loans	Total
2016 (balance)	$--	$9	$200	$500	$709
2017	7,496	35	--	12,000	19,531
2018	--	25	--	9,000	9,025
2019	--	--	--	5,000	5,000
2010	--	--	--	22,500	22,500
	$7,496	$69	$200	$49,000	$56,795

Operating Leases

Future minimum lease commitments for office facilities and equipment for each of the next five fiscal years as of September 30, 2016, are as follows (dollars in thousands) :

Years ending December 31,	Related Parties	Others	Total
2016 (balance)	$189	$86	$275
2017	1,208	327	1,535
2018	1,208	133	1,342
2019	1,208	31	1,239
2020	1,208	--	1,208
2021	1,208	--	1,208
Thereafter	6,231	--	6,231
Total lease payments	$12,459	$578	$13,037

54

Supply Agreements

We have a supply agreement with Sunspark, pursuant to which, we agreed to purchase 150 MW of solar panels over a three-year period at a price to be negotiated not to exceed 110% of the three month rolling average market price per watt for an estimated total commitment of approximately $84.0 million based on the most recent price paid on a purchase order from Sunspark. The agreement stipulates that we will make minimum annual purchases of at least 30 MW, which will cost approximately $16.8 million based on the most recent price paid on a purchase order from Sunspark, with the first year being the year beginning June 1, 2016.

On July 29, 2016, we entered into a five-year distribution agreement with Li-Max Technology, Inc. with an effective date of June 9, 2016. Pursuant to the agreement, we would be the exclusive distributor of Li-Max Energy Storage System worldwide except for Asia (including but not limited to the Republic of China and the Peoples’ Republic of China). The agreement contains an initial purchase commitment of 375 units, or approximately $1.1 million, of Li-Max Energy System within the first six months of the term of the agreement. In the event that we fail to purchase 60% of this commitment within such six month period, Li-Max can require us to purchase 60% of the target number within 60 days, failing which Li-Max has the right to terminate the agreement. Li-Max provides a ten-year warranty all the systems purchased from Li-Max for a period of ten years from the date of installation.

We believe that we will be able to satisfy our debt service requirements and our obligations under our supply agreements through both operations and financing, including the proceeds of this offering.  Our total panel purchases for our United States and China operations were approximately $4.0 million during the nine months ended September 30, 2016 and approximately $3.9 million for the year ended December 31, 2015.  All of our panel purchases during 2015 were from suppliers other than Sunspark.  Since our purchases from Sunspark are based on market price, we believe that meeting our obligations under our agreement with Sunspark is consistent with our anticipated needs in both the United States and China and that we will be able to meet our first-year commitment by May 31, 2017.   We believe that, from a financial point of view, we will be using a different supplier and we will continue to pay the market price for the panels.  With respect to our commitments under the LiMax agreement, we believe that a market for this product will develop and that we will generate cash flow for these products through the sale of the products to provide us with the funds to meet our obligations to LiMax.  In the event that we are not able to develop a market for this product, LiMax has the right to terminate the agreement.  In addition to the proceeds of this offering, we have the balance of the funds from the October/November private placement which we believe will provide us with sufficient funding to meet our near term obligations.  However, we cannot assure you that we will not require additional funds to meet our commitments or that funds will be available on reasonable terms, if at all.

Employment Agreements

  On October 7, 2016, we entered into employment agreements with David Hsu, our chief executive officer and Ching Liu, our executive vice president, each for a five-year term commencing January 1, 2017and continuing on a year-to-year basis unless terminated by us or the executives on not less than 90 days’ notice prior to the expiration of the initial term or any one-year extension.  The agreements provide for an annual salary with an increase of not less than 3% on January 1st of each year, commencing January 1, 2018, an annual bonus in restricted stock and cash, commencing with the year ending December 31, 2017, equal to a specified percentage of consolidated revenues for each year. See “Executive Compensation – Employment Agreements” for information as to the terms of these agreements.

Critical Accounting Policies

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies.

55

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates, judgments, and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We continually evaluate the policies and estimates we use to prepare our consolidated financial statements. Changes in estimates or policies applied could affect our financial position and specific items in our results of operations that are used by our stockholders, potential investors, industry analysts, and lenders in their evaluation our performance.

Principles of Consolidation

Our consolidated financial statements have been prepared in conformity with GAAP, and reflect the accounts and our operations and those of our subsidiaries in which we have a controlling financial interest. All intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Solar farm projects

We recognize design and EPC revenue using the percentage-of-completion method, based primarily on contract cost incurred to date compared to total estimated contract cost. Customer-furnished materials, labor and equipment and, in certain cases, subcontractor materials, labor and equipment, are included in revenue and cost of revenue when management believes that we are responsible for the ultimate acceptability of the project. Contracts are generally segmented between types of services, primarily design services and EPC services. Accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred. Revenue recognized in excess of amounts billed would be classified as a current asset under contract work in progress. Advances that are payments on account of contract work in progress would be deducted from contract work in progress. Amounts billed to clients in excess of revenue recognized to date would be classified as a current liability under advance billings on contracts. Although we charge VAT to the customer, VAT is not included in either revenues or cost of revenues.

For EPC contracts whereby the estimated contract duration is less than four months and the contract value is under $2.0 million, our policy is to recognize the revenue on such contracts using the completed contract method.

We generally provide limited warranties for work performed under our construction contracts. The warranty periods typically extend for a limited duration for up to 12 months following substantial completion of our work on a project. Typically 5% of the contractual amount is withheld by customers until the warranty periods expire.

We provide operation and maintenance service on solar farm projects after the projects are completed pursuant to operation and maintenance contracts, which are separate from the EPC contract. Revenue is recognized as earned over the term of the contract and is generally based on a specific amount per watt per year. We may be entitled to additional performance incentives if specified performance targets are met, which will be recognized when those targets are achieved.

Solar energy systems and product sales

For solar energy systems and components sales for which customers pay the full purchase price upon delivery of the system, we recognize revenue, net of any applicable governmental sales taxes, in accordance with ASC 605, Revenue Recognition—Overall. We recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collection of the related receivable is reasonably assured. Components are comprised of photovoltaic panels and solar energy system monitoring hardware. We recognize revenue when we install a solar energy system and it passes inspection by the utility or the authority having jurisdiction and the permit to operate has been issued, provided all other revenue recognition criteria have been met.

56

For solar energy systems sold under an installment contract, we complete an extensive review of the customer’s credit history prior to approving the customer for an installment sale which provides us with reasonable assurance of the collectability of the related installment sale receivable over the installment term. Accordingly, we recognize the revenue from the installment sale of a solar energy system when we deliver a system that has passed inspection by the utility or the authority having jurisdiction and the permit to operate has been issued.

LED projects and product sales

Our revenue recognition policy as related to LED products and services is in accordance with ASC 605. We recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collection of the related receivable is reasonably assured. We recognize our LED revenue upon the completion of the installation and the final acceptance from the customer, provided all other revenue recognition criteria have been met.

Financing interest and other financing related income

Customer loans receivable are classified as held for investment based on management’s intent and ability to hold the loans for the foreseeable future or to maturity. Loans held for investment are carried at amortized cost and are reduced by an allowance for estimated credit losses as necessary. We recognize interest income on loans, including the amortization of discounts and premiums, using the effective interest method. The interest method is applied on a loan-by-loan basis when collectability of the future payments is reasonably assured. Premiums and discounts are recognized as yield adjustments over the term of the related loans. Loans are transferred from held-for-investment to held-for-sale when management’s intent is to no longer hold the loans for the foreseeable future.

Operating Leases and Power Purchase Agreements

From 2010 to 2014, we constructed and offered built-to-suit commercial-grade photovoltaic systems for certain commercial and not-for-profit customers in California, Hawaii, Colorado and New Jersey; under long-term leases and power purchase agreements, with terms of up to 20 years. Under these arrangements, we own the systems and receive the 30% federal grant, as well as any state and utility company rebates on the systems we own. Upfront rebates and incentives were applied to reduce our cost of the systems. All other annual rebates and performance-based incentive rebates are recognized in revenue when received. In connection with our ownership of solar systems primarily in New Jersey, we own a number of Solar Renewable Energy Certificates (“SREC”). In states that provide for SRECs, regulations require electricity suppliers to obtain a portion of their electricity from solar generators and the utilities can purchase SRECs to meet this requirement. There is currently no assigned monetary value to an SREC and the prices are ultimately determined by market forces within the parameters set forth by the state. We recognize the revenue of the SREC when it is sold. We have not constructed solar systems for us to lease to our customers in the United States subsequent to 2104, although we continue to have obligations under existing operating leases and power purchase agreement. We have no plans to offer operating leases or power purchase agreements in the United States. Instead of leasing directly, we have a distribution agreement with Sunrun, a leasing company. We buy the components of the system, perform the EPC services and sell the completed system to the leasing company which leases the system to the customer.

Under the long-term leases which we entered into before 2015, we are the lessor of solar energy systems, which are accounted for as operating leases in accordance with ASC 840, Leases, since these leases do not provide for the ownership transfer to the lessee at the end of lease, the arrangement does not contain a bargain purchase option, the lease term does not exceed the economic life of the underlying solar system which is typically 35-40 years, and the net present value of the lease payments does not exceed 90% of the original investment after giving effect to the rebates.

For solar energy systems where customers purchase electricity from us under power purchase agreements, we have determined that these agreements should be accounted for, in substance, as operating leases pursuant to ASC 840. These agreements do not provide for the ownership transfer to the purchaser at the end of term, the agreements do not contain a bargain purchase option, the term does not exceed the economic life of the underlying solar system, and the net present value of the payments does not exceed 90% of the original investment after giving effect to the rebates. We recognize revenue based upon the amount of electricity delivered at rates specified under the contracts, assuming all other revenue recognition criteria are met.

57

With respect to our outstanding operating leases and power purchase agreements that we entered into before 2015, we capitalized initial direct costs from the origination of solar energy systems leased to customers (the incremental cost of contract administration, referral fees and sales commissions) as an element of solar energy systems, leased and to be leased, and subsequently amortize these costs over the term of the related lease or power purchase agreement, which generally ranges from 10 to 20 years.

Third-Party Leasing Arrangements

We no longer lease solar systems. In January 2015, we entered into a channel agreement with Sunrun, Inc. pursuant to which Sunrun appoints us as its sales representative to solicit orders for Sunrun’s products in portions of southern California. Pursuant to this agreement, we introduce potential leasing customers to Sunrun. Sunrun pays us for our services in connection with the projects. Upon a customer signing a Sunrun lease, we purchase the equipment from Sunrun or other vendor from a listing of preapproved equipment by Sunrun. We then perform the design and EPC work until the system receives the permit to operate. Sunrun pays us 80% of the purchase price of the system after the system receives the city sign off and the final 20% after receiving the permit to operate. Similar to the solar systems that we sell directly to residential and commercial customers, we recognize the revenue on the solar systems sold to Sunrun when the permit to operate is received. Sunrun owns the equipment, leases and also services the lease. Our relationship with the residential customer is only during the sales and installation process. Our agreement with Sunrun prohibits us from marketing, selling or constructing solar systems to be leased to customers other than through Sunrun. These restrictions do not affect our financing operations. The agreement has a term of three years, which commenced in January 2015. Sunrun may terminate the agreement if we fail to meet specified minimum volume requirements. Sunrun also has the right to terminate certain incentives contained in the agreement at any time. As a result, Sunrun was the largest customer in the U.S. during the year ended December 31, 2015 and the nine months ended September 30, 2016.

Upon the completion of the system, Sunrun performs the inspection to ensure the system meets Sunrun’s quality standards, and we are responsible to fix any issues as identified by Sunrun if they are caused by us. Sunrun covers all warranty issues with the system and may also contract with us to perform the work to fix any potential future issues with the system.

We previously had a dealer participation agreement with another leasing company. However, since we only offer leasing through Sunrun, we no longer work with any other leasing companies.

Business Combinations

Business combinations are accounted for using the acquisition method in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, we allocate the purchase price of a business acquisition based on the fair value of the identifiable tangible and intangible assets. The difference between the total cost of the acquisition and the sum of the fair values of the acquired tangible and identifiable intangible assets less liabilities is recorded as goodwill or bargain purchase gain. We used third party appraisers to assist in estimating fair values, including the business enterprise value, which is based on estimated future cash flows (including timing) which are estimated using the income approach and discount rates reflecting the risk inherent in the future cash flows. Under ASC 805, acquisition related transaction costs (such as advisory, legal, valuation, and other professional fees) are expensed as incurred.

Impairment of Long-Lived Assets and Goodwill

We assess the carrying value of our long-lived assets and related intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived asset, or group of assets, may not be recoverable, but at least annually. Recoverability of long-lived assets is measured by comparing the carrying amount of the long-lived assets to the respective estimated future undiscounted cash flows. The estimated future undiscounted cash flows are calculated utilizing the lowest level of identifiable cash flows that largely independent of the cash flows of other assets and liabilities. If our analysis indicates that the carrying value of the long-lived assets is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the fair value of the long-lived asset.

58

Goodwill is tested for impairment at least annually based on certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. . When assessing goodwill for impairment, we consider the enterprise value and if necessary, the discounted cash flow model, which involves assumptions and estimates, including our future financial performance, weighted-average cost of capital and interpretation of currently enacted tax laws. Circumstances that could indicate impairment and require us to perform a quantitative impairment test include a significant decline in the financial results, a significant decline in the enterprise value relative to its net book value, an unanticipated change in competition or the market share and a significant change in the strategic plans.

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. We have determined it is more likely than not that its deferred tax assets will not be realizable and have currently recorded a full valuation allowance against our deferred tax assets. In the event we are able to realize its deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

We consider the earnings of the non-U.S. subsidiaries to be indefinitely invested outside the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs. Unless we can increase our revenue and generate positive cash flows, we may not have sufficient resources to enable us to make the required minimum purchases. Although our business plan contemplates positive cash flows in our United States segment, we cannot assure you that if we are able to generate a positive cash flow from operations, it will be sufficient to enable us to meet either our debt service requirement or our agreements under the supply agreement. We are continuing to explore alternatives for additional sources of financing to fund our United States operations including securing borrowing facilities from a bank in the PRC, disposing of a portion of the Company’s loan portfolio to financial institutions based in the United States and obtaining additional funding through investors under federal immigration programs. While we cannot assure you that positive cash flows will be achieved or that alternative sources of financing will be available to us if and when needed and under favorable, if any, terms.

59

BUSINESS

Introduction

We are an integrated solar and renewable energy company. A solar energy system retains the direct current (DC) electricity from the sun and converts it to alternating current (AC) electricity that can be used to power residential homes and commercial businesses. The solar business is based on the ability of the users of solar energy systems to save on energy costs and reduce their carbon imprint as compared with power purchased from the local electricity utility. Through our subsidiaries, we are primarily engaged in the following business activities:

•	Selling and installing integrated photovoltaic systems and for residential and commercial customers in the United States, which is our principal source of revenue from our United States operations;

•	Providing financing to purchasers of our photovoltaic systems and servicing installment sales by our customers in the United States;

•	Owning and funding renewable energy projects in the United States and generating revenue from this business through operating leases and power purchase agreements which we entered into prior to 2015 primarily with commercial users;

•	Selling and installing battery backup solutions for residential and commercial customers in the United States, which sales commenced in the third quarter of 2016;

•	Providing exterior and interior light-emitting diode, known as LED, lighting sales and retrofitting services for governmental and commercial applications;

•	Identifying and procuring solar farm system projects for resale to third party developers and related services in China;

•	Providing engineering, procuring and constructing (EPC) services for solar farms in China; and

•	Operating and maintaining solar farm projects in China.

We operate in two segments – our United States operations and our Chinese operations. Our United States operations includes (i) the sale and installation of photovoltaic and battery backup systems, (ii) financing the sale of our photovoltaic and battery backup systems, (iii) owning and leasing to third parties through operating leases and power purchase agreements, and (iv) sales of LED systems.

Our Chinese operations consist of (i) identifying and procuring solar farm projects for resale to third parties; (ii) performing EPC services for solar farm projects and (iii) operating and maintaining solar farm projects. Our business in China is conducted through our subsidiaries, primarily ZHTH and ZHPV, which we acquired in April 2015, and Jiangsu Honghao, which we formed in September 2015, and their subsidiaries. Through September 30, 2016, our Chinese activities have consisted of identifying, procuring and selling to a related party one solar farm project, the Guizhou Phase 1 project, which was approximately 79% completed at September 30, 2016 and is scheduled to be completed during the first quarter of 2017, identifying, procuring and selling to another subsidiary of the related party a second solar far project, the Guizhou Phase 2 project, which commenced in the fourth quarter of 2016 and an EPC contract with a non-affiliated party which commenced in the fourth quarter of 2016. In June 2016, we entered into a five-year maintenance contract for the Guizhou Phase 1 project, pursuant to which we are providing operations and maintenance services for which we receive RMB 0.05 per watt per year, with a minimum contract amount of RMB 3.0 million (approximately $451,000) per year.

We commenced our business in China in 2015, following the acquisition of ZHTH and ZHPV in April 2015, and we did not generate any revenue from that business during 2015. At present, our Chinese operations represent the most significant component of our revenue. As a result of one EPC contract by our Chinese segment , we generated revenue of approximately $ 43.8 million for the nine months ended September 30, 2016. Total revenue for the nine months ended September 30, 2016 was approximately $ 65.9 million. Our United States solar sales decreased from $ 24.9 million in the September 2015 period to $ 20.1 million in the September 2016 period. Financing revenue was approximately $ 1.7 million in both the September 2016 and September 2015 periods. Increased competition and the resulting price reduction is a major factor in the decrease in revenue.

60

Our Corporate Structure

We are a Nevada corporation formed in January 2008. We have has three wholly-owned and one 93.75%-owned subsidiaries in the United States, SolarMax Renewable Energy Provider, Inc., SolarMax Financial, LED and SMX Capital. SMX Capital is a 93.75% owned subsidiary, and its financial statements are consolidated with our consolidated financial statements. The 6.25% minority interest is held by the president of our PRC operations. The minority interest is reflected as non-controlling interests in the accompanying consolidated financial statements. SMX Capital operates through three limited liability companies in which we have a 30% interest and which we account for on the equity method in our consolidated financial statements .

Our wholly-owned subsidiaries outside the United States are Accumulate, SolarMax Hong Kong and Golden SolarMax.

Accumulate has one wholly-owned subsidiary, Accumulate Hong Kong, which has one wholly-owned subsidiary, ZHPV.

SolarMax Hong Kong has one wholly-owned subsidiary, SolarMax Shanghai. SolarMax Shanghai is a wholly foreign-owned entity, which is referred to as a WFOE. SolarMax Shanghai has two wholly-owned subsidiaries, ZHTH and Jiangsu Honghao.

The following charts show our corporate structure for our United States and China segments. The chart for our China segment does not include the subsidiaries of ZHTH, ZHPV and Jiangsu Honghao, which are either permit subsidiaries or subsidiaries which are formed to perform services for a specific contract.

United States Segment

Solarmax Technology Inc.

SolarMax Renewable Energy Provider, Inc.	SolarMax LED Inc.	SolarMax Financial Inc.	SMX Capital, Inc. (93.75%)

China Segment

Solarmax Technology Inc.

Golden Solarmax Finance. Co. Ltd.		Solarmax Technology Holdings (Hong Kong) Limited	Accumulated Investment Co. Ltd. (BVI)

	Solarmax Technology (Shanghai) Co., Ltd.		Accumulate Investment Co., Ltd., (HK)

	Chengdu Zhonghong TianHao Technology Co. Ltd (ZHTH)	Jiangsu Honghao Electricity Technology Co. Ltd	Jiangsu Zhonghong Photovoltaic Electric Co. ltd (ZHPV)

61

Our principal executive offices are located at 3080 12th Street, Riverside, California 92507. Our telephone number is (951) 300-0788. Our website address is http://www.solarmaxtech.com. The information contained on, or that can be accessed through, our website or any other website is not a part of this prospectus.

Operations in China

General

Through our subsidiaries, we are primarily engaged in the following business activities in China:

•	Developing solar farm projects in China, which involves identifying a potential project, identifying the land for the solar farm, obtaining the permits for the project;

•	Obtaining land use rights or leasing land for the project;

•	Entering into power purchase agreements for the project with the utility;

•	Identifying potential solar farm owners and entering into agreements to transfer ownership of the project to them;

•	Providing EPC for the solar project;

•	Offering operation and maintenance service for all projects including residential, commercial and power plants;

Based on the effective light resource and available land use, we are focusing on provinces with large tracts of available land and solar resources sufficient for the development of solar farms. We look to work with local entities to do the project development together. As part of this process we need to discuss the potential development with local government agencies, which may involve discussions with several departments. The local government agencies publish the availability of permits for solar farms, and we would need to obtain the permit for the solar farm from the applicable government agency. Under normal circumstance, we will also find the final buyer who will own the solar farm. Because of the regulations relating to permits for solar farms, we form a separate permit subsidiary to acquire the rights to the permit and solar farm’ and, if we find a buyer to operate the solar farm, we would transfer the stock of the permit subsidiary to the buyer. When we identify the buyer, we seek to both obtain the contract to perform the EPC work as well as to operate and maintain the project after completion.

Our business in China is conducted through ZHTH , ZHPV and Jiangsu Honghao . To comply with the local requirements to own and operate the EPC business in China, ZHTH , ZHPV and Jiangsu Honghao establish a number of subsidiaries for different purposes. These special purpose subsidiaries include permit subsidiaries which were formed by ZHTH or ZHPV to own the solar farms and the permits to construct and operate solar farms.

ZHTH is primarily engaged in the business of identifying and procuring solar system projects for resale to third party developers and related services in China. ZHPV’s core business is to provide EPC services. Jiangsu Honghao performs the operation and maintenance services. Either ZHTH or ZHPV may obtain the permit for a project in the name of a permit subsidiary.

When we identify a buyer for a project, the subsidiary that owns the permit subsidiary sells all of the equity in the permit subsidiary to the buyer, and the buyer of the project engages ZHPV for the EPC work. The purchase price for the permit subsidiary is an amount approximating the permit subsidiary’s net assets. Accordingly, we do not generate a material gain or loss from the sale of the permit subsidiaries. The sale of the equity in the permit subsidiaries is part of the normal course of our operations in China. Because government regulations prohibit the sale of the permit relating to a solar farm, it is necessary for us to sell the equity in the permit subsidiary to effectuate the transfer of the ownership of the solar farm and permit to the buyer. Upon completion of the solar farm, Jiangsu Honghao seeks to obtain a contract for the operation and maintenance of the solar farm for a specified term.

62

In addition to performing EPC services for buyers who purchase a permit subsidiary from us, ZHPV also performs EPC services as a general contractor for a solar farm owner that already owns the permit.

Unlike systems in the United States, which are installations for residential and small business users, the projects in China are solar farms, which are constructed on large land areas where multiple ground-mount solar tracking towers are installed. While a typical residential or small business installation in the United States generally generates between 6.5KW and 0.2MW of power, the solar farms can generate in the range of 30MW to 100 MW of power.

We presently have agreements for three EPC projects, which are described under “EPC” and one agreement for operation and maintenance which is described under “Operation and Maintenance.” We do not operate any solar farms as owner, and we have no present plans to operate solar farms for our own account at least through the end of 2017. To the extent that, in the future, we propose to construct and operate a solar farm for our own account, any decision would be subject to obtaining sufficient financing to enable us to construct and operate the project and complying with government regulations relating to the ownership of a solar farm .

Acquisition of ZHTH and ZHPV

On April 28, 2015, we acquired the ownership of ZHTH , through a share exchange agreement among us. SolarMax Shanghai, and the equity owners of ZHTH. The purchase price for ZHTH consisted of cash of RMB 200,000 (approximately $32,786) and 2,400,000 shares of unvested restricted common stock, to be earned and vested upon achieving specified milestones related to procurement of solar system projects through December 31, 2017. The specified milestones had been met as of December 31, 2015, and accordingly, all shares of the common stock related to the transaction are fully vested as of December 31, 2015.

Also on April 28, 2015, we acquired the ownership of ZHPV through a share exchange agreement among us and the holders of the stock of Accumulate, which, through Accumulate Hong Kong, owned ZHPV. We own all of the stock of Accumulate, which, in turn, through Accumulate Hong Kong, owns all of the stock of ZHPV. The share exchange agreement for ZHPV was amended on May 12, 2016 to revise certain terms including reducing the total consideration retroactively to the original acquisition date of April 28, 2015. Pursuant to the share exchange agreement for ZHPV, as amended , the purchase price for ZHPV consisted of 1,000,000 shares of common stock, which are pledged to us pursuant to a stock pledge agreement dated April 28, 2015 among us and the former owners of ZHPV to ensure compliance of certain seller post-closing obligations. The ZHPV share exchange agreement, as amended, also includes a contingency for us to pay the sellers’ liquidated damages of RMB 10,000,000 (approximately $1.6 million) in the event that we fail to file a registration statement on Form S-1 with the SEC by May 12, 2017, which is one year from the effective date of the amendment.

Effective on May 12, 2016, in conjunction with the execution of the amendment to the share exchange agreement for ZHPV, ZHPV entered into a debt settlement agreement with Uonone Group Co., Ltd., one of the former owners of ZHPV. Pursuant to the debt settlement agreement, ZHPV and Uonone agreed to settle a list of pending business transactions entered by them during the period from December 31, 2012 to December 31, 2015. The financial impact of the debt settlement agreement was retrospectively adjusted to the acquisition date of April 28, 2015 which reflects a receivable balance from Uonone Group in the amount of $1,570,000. As of September 30, 2015, the receivable balance due from the Uonone Group was $ 1,651,000. In December 2016, Uonone Group requested a payment extension and entered into an amendment to the debt settlement agreement under which Uonone Group agreed to provide and endorse to ZHPV a commercial bill, which is a note issued by a third party that is not a bank, due in August 2017 and guaranteed by Uonone in the amount of RMB 4.0 million (approximately $588,000), and to pay RMB 2.0 million (approximately $294,000) , which is 50% of the balance of by March 31, 2017, and the remaining RMB 2.0 million by June 30, 2017.

The former beneficial owners of ZHTH continue to work for ZHTH. In this connection, the agreement also includes a provision whereby the former beneficial owners may request us to arrange for project financing on behalf of ZHTH. However, the agreement provides that any project financing will be subject to negotiation of financing and the agreement does not confer upon any party or ZHTH any right to obtain financing and none of us, our Chinese subsidiary or ZHTH have any obligation to provide access to funds or direct financing.

63

EPC

ZHPV holds a construction enterprise qualification certificate for Level III of general contractor for power engineering constructor issued on April 29, 2016, which permits ZHPV to conduct business as a contractor in power engineering construction. The certificate is granted by the local government and enables ZHPV to perform its services throughout China. We engage a local licensed engineering firms to perform the initial design work through a bidding process. When this firm completes its design proposal, we obtain owner approval prior to procurement and construction.

We purchase the equipment for the project from local suppliers pursuant to a bidding process. Our construction team will remain on site to perform the EPC services, using local licensed subcontractor as needed. Our EPC services include continuing negotiate with local government and the utility to resolve any issues that may occur on-site until the project is fully connected to the grid .

In February 2016, ZHPV entered into an agreement with a subsidiary of AMD pursuant to which the AMD subsidiary engaged ZHPV to perform the EPC services for its Guizhou Phase 1 solar farm. The solar farm was initially designed to generate 70 MW of power and the contract price, was approximately RMB 518 million (approximately $80 million). Due to the limitation of available land use and zoning regulations, the size of the project was reduced to 55MW, with a contract price of RMB 425 million (approximately $64 million). The project was approximately 79% completed at September 30, 2016 and is scheduled to be completed during the first quarter of 2017. We recognize revenue on our EPC services on the percentage of completion basis. Although we do not include VAT as either revenues or cost of revenues, the contract prices to our customers in the PRC include VAT and, accordingly, the prices in this prospectus include VAT.

In October 2016, ZHPV executed an EPC contract with a different subsidiary of AMD for another 50MW solar farm project in Guizhou, China, which is referred to as Guizhou Phase 2. The contract price was RMB 280 million (approximately $42.5 million). We commenced construction of this project in December 2016. The project is scheduled to be completed and delivered during the first quarter of 2017.

In November 2016, ZHPV executed an EPC contract with Xin Huang Duong Minority Poverty Relief Office, a PRC governmental entity, to construct photovoltaic power stations at 11 villages in Xin Huang Dong Minority autonomous county. The total system size for the 11 sites is 660 kilowatts with a contract value of RMB 5.1 million (approximately $750,000). The retainage for the five-year construction warranty would be 10% or RMB 0.5 million, with 20% to be released at the end of each the first five years. Because of its small size and short construction period, this contract will be accounted for under the completed contract method and is expected to begin and be completed in the first quarter of 2017. Pursuant to this agreement, ZHPV provides EPC services. Xin Huang Duong Minority Poverty Relief Office did not require us to provide it with a permit.

Because we cannot transfer a solar farm permit under PRC law, we use a permit subsidiary to acquire the solar farm and permit and sell 100% of the equity in the permit subsidiary to the buyer. We sell the equity in the permit subsidiary to the owner of the solar farm for a price that was approximately the new worth of the permit subsidiary with the result that we do not generate any significant gain or loss on the sale.

Seasonal weather patterns affect our construction of large scale solar projects. Northern provinces often experience below zero temperatures along with snow storms which could cause a closure of transportation options along with frozen ground which needs to be cleared for solar equipment, all of which can potential cause slowdowns in construction. Our EPC contracts to date have been in the southern provinces where cold weather does not have the same effect.

Operation and Maintenance

If we enter into a maintenance agreement with the solar farm owner, once the project is fully connected to the grid, we will operate and maintain the project at a price and for a term to be agreed upon. In performing these services, we work with a local maintenance team who will be in charge of the daily maintenance work including one stationmaster and several workers depend on the plant size, subject to our overall supervision , and may engage a subcontractor with specialized experience for certain maintenance services.

64

In June 2016, we entered into a five-year maintenance contract for the Guizhou Phase 1 project, pursuant to which we are providing operations and maintenance services for which we receive RMB 0.05 per watt per year, with a minimum contract amount of RMB 3.0 million (approximately $451,000) per year .

Government Subsidies

The solar investment and the development of solar industry in China depend on the continued government subsidies. Government policies have, and will continue to have, a significant impact on the solar industry in general. The government agencies set the rates that the utility pays the solar farm owner. In general, the rate set at the beginning of the contract period remains the same during the period, although there is a risk that the rate will be changed. The rate varies from province to province, and, for each province, the rate for projects completed in 2016 is lower than the rate in effect for 2015. The government has announced that there will be a yearly decrease in the payment. After 2016, all the solar projects in China are required to be involved with the local government to help alleviate poverty in the region. In addition, solar farm construction needs to be integrated with local agriculture, tourism or animal husbandry, which will increase the cost of our EPC services.

Government Regulations

Renewable Energy Law and Other Government Directive

The Renewable Energy Law of PRC, which originally became effective on January 1, 2006 and was amended on December 26, 2009, sets forth policies to encourage the development and on-grid application of the renewable energy, including solar energy. Renewable Energy in the Law referred to non-fossil energy of wind energy, solar energy, water energy, biomass energy, geothermal energy, ocean energy and other forms of renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy water heating systems, solar energy heating and cooling systems, photovoltaic systems and other systems that use solar energy. It also provides economic incentives, such as the establishment of national funding, the preferential loan provided by financial institutes with financial interest subsidy to certain renewable energy development and utilization projects, and tax preferential treatment for the development of certain renewable energy projects.

The PRC Energy Conservation Law, which was amended on October 28, 2007 and July 2, 2016, with the latest amendment came into effect on September 1, 2016, encourages the utilizations of energy-saving building materials like new wall materials and energy-saving equipment, and encourage the installation and application of renewable energy use systems such as solar energy. The law also encourages and supports and support the vigorous development of methane in rural areas, promote the utilization of renewable energy resources such as biomass energy, solar energy and wind power, develop small-scale hydropower generation based on the principles of scientific planning and orderly development, promote energy-saving-type rural houses and furnaces, encourage the utilization of non-cultivated lands for energy plants, and energetically develop energy forests such as firewood forests.

On September 4, 2006, the MOF and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, pursuant to which the MOF will arrange special funds to support the application of Building Integrated Photovoltaics systems, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds.

On September 26, 2009, the State Council of the PRC approved and circulated the Opinions of National Development and Reform Commission, known as the NDRC, and other Nine Governmental Authorities on Restraining the Production Capacity Surplus and Duplicate Construction in Certain Industries and Guiding the Industries for Healthy Development. These opinions concluded that polysilicon production capacity in China has exceeded demand and adopted a policy to impose more stringent requirements on the construction of new facilities for manufacturing polysilicon in China. These opinions also stated in general terms that the government should encourage polysilicon manufacturers to enhance cooperation and affiliation with downstream solar power product manufacturers to expand their product lines. However, these opinions do not provide any detailed measures for the implementation of this policy. As we are not a polysilicon manufacturer and do not expect to manufacture polysilicon in the future, we believe the issuance and circulation of these opinions will not have any material impact on our business.

65

On October 10, 2010, the State Council of the PRC promulgated a decision to accelerate the development of seven strategic new industries. Pursuant to this decision, the PRC government will promote the popularization and application of solar thermal technologies by increasing tax and financial policy support, encouraging investment and providing other forms of beneficial support.

In March 2011, the National People’s Congress approved the Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which includes a national commitment to promoting the development of renewable energy and enhancing the competitiveness of the renewable energy industry. Accordingly, in January 2012, the Ministry of Industry and Information Technology and the Ministry of Science and Technology respectively promulgated the Twelfth Five-Year Special Plans Regarding the New Materials Industry and the High-tech Industrialization to support the development of the PRC solar power industry.

On March 8, 2011, the Ministry of Finance, known as MOF, and the Ministry of Housing and Urban-Rural Development jointly promulgated the Circular on Further Application of Renewable Energy in Building Construction to increase the utilization of renewable energy in buildings.

On March 27, 2011, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item. On February 16, 2013, the NDRC promulgated the 2013 revised Guideline Catalogue for Industrial Restructuring to be effective on May 1, 2013, the solar power industry is still categorized as an encouraged item.

In March 2016, the National People’s Congress approved the Outline of the Thirteenth Five-Year Plan for National Economic and Social Development of the PRC, which mentions a national commitment to continuing to support the development of PV generation industry.

Laws and Regulations Concerning the Electric Power Industry

The regulatory framework of the PRC power industry consists primarily of the Electric Power Law of the PRC, which became effective on April 1, 1996 (lately revised effective on April 24, 2015) and the Electric Power Regulatory Ordinance, which became effective on May 1, 2005. One of the stated purposes of the Electric Power Law is to protect the legitimate interests of investors, operators and users and to ensure the safety of power operations. According to the Electric Power Law, the PRC government encourages PRC and foreign investment in the power industry. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities for violations of the regulatory requirements.

Electric Power Business Permit

On January 5, 2006, the NDRC promulgated the Administrative Provisions on Renewable Energy Power Generation which set forth specific measures for setting the price of electricity generated from renewable energy sources, including solar, and for allocating the costs associated with renewable power generation. The Administrative Provisions on Renewable Energy Power Generation also delegate administrative and supervisory authority among government agencies at the national and provincial levels and assign partial responsibility to electricity grid companies and power generation companies for implementing the Renewable Energy Law.

Pursuant to the Provisions on the Administration of the Electric Power Business Permit, which were issued by the State Electricity Regulatory Commission, known as SERC, and became effective on December 1, 2005, unless otherwise provided by the SERC, no company or individual in the PRC may engage in any aspect of electric power business (including power generation, transmission, dispatch and sales) without first obtaining an electric power business permit from the SERC. These provisions also require that if an applicant seeks an electric power business permit to engage in power generation, it must also obtain in advance all relevant government approvals for the project including construction, generation capacity and environmental compliance.

66

However, there are exceptions pursuant to which certain of our photovoltaic power generation projects may not need obtain an electric power business permit from the SERC. On July 18, 2013, the NDRC issued the Interim Measures for the Administration of Distributed PV Power Generation, which waived the previous requirement to obtain an Electric Power Business Permit for distributed generation projects. On April 9, 2014, the NEA issued the Circular on Clarifying Issues concerning the Administration of Electric Power Business Permit, which waived requirement to obtain an Electric Power Business Permit for those solar power generation projects with installed capacity less than 6 MW and any distributed generation projects approved by or filed with the NDRC or its local branches, and required local NEA to simplify the Electric Power Business Permit application procedure for the solar power generation companies.

Grid Connection and Dispatchment

All electric power generated in China is distributed through power grids, except for electric power generated by facilities not connected to a grid. The distribution of power to each grid is administered by dispatch centers, which administers and dispatches planned output by power plants connected to the grid. The Regulations on the Administration of Electric Power Dispatch to Networks and Grids, promulgated by the State Council and the former Ministry of Electric Power Industry, effective on November 1, 1993, as amended on January 8, 2011, and its implementation measures, regulate the operation of dispatch centers.

Feed-in Tariff (FIT) Payments

The Renewable Energy Law of the PRC, which was amended on December 26, 2009 and became effective on April 1, 2010, sets forth policies to encourage the development and utilization of solar power and other renewable energy. The Renewable Energy Law authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

The NDRC further issued the Circular on Promoting the Healthy Development of PV Industry by Price Leverage on August 26, 2013, or the 2013 Circular. Under this circular, the feed-in tariff (“FIT”) (including VAT) for solar power projects approved or filed after September 1, 2013 or beginning operation after January 1, 2014 would be RMB0.90 per kWh, RMB0.95 per kWh or RMB1.00 per kWh, depending on the locations of the projects (excluding on-grid solar power projects located in Tibet).

In addition, the 2013 Circular sets forth special rules that entitle distributed generation projects (excluding the projects that have received an investment subsidy from the central budget) to a national subsidy of RMB0.42 per kWh. According to the Circular on Further Implementing Polices Relating to Distributed Generation issued by the NEA on September 2, 2014 and the Circular on Implementation Plans of PV Generation Construction for 2015 issued by the NEA on March 16, 2015, rooftop distributed generation projects that sell electricity directly to consumers or to both consumers and grid enterprises will receive a national subsidy of RMB0.42 per kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. Ground-mounted projects and rooftop distributed generation projects which sell all electricity to grid enterprises are entitled to the FIT of RMB0.90 per kWh, RMB0.95 per kWh or RMB1.00 per kWh, depending on where the project is located (excluding on-grid solar power projects located in Tibet).

On December 22, 2015, the NDRC issued the Circular on Improving the Policies on the On-grid Tariffs of Onshore Wind Power Generation and PV Generation, effective on January 1, 2016, which provides that ground mounted projects, as well as rooftop distributed generation projects that sell all electricity generated to the local grid companies, are entitled to FIT of RMB0.80 per kWh, RMB0.88 per kWh or RMB0.98 per kWh, depending on where the project is located (excluding on grid solar power projects located in Tibet), provided that these projects are filed after January 1, 2016 and fall within the regional scale index of the year, or these projects are filed prior to January 1, 2016 and fall within regional scale index of the year, but do not commence operations prior to June 30, 2016.

The difference (in amount) between the FIT for solar power projects and the desulphurized coal benchmark electricity price, or the subsidies paid to distributed generation projects, are funded by the renewable energy development funds. The above FIT and subsidy policies are valid for 20 years for each power generation project since its formal operation, in principle.

67

Subsidy Catalog

On November 29, 2011, the MOF, NDRC and NEA jointly issued the Interim Measures for the Administration of Levy and Use of Renewable Energy Development Fund, which provides that development funds for renewable energy include designated funds arranged by the public budget of national finance, and renewable energy tariff surcharge collected from electricity consumers. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog issued by the MOF, NDRC and NEA. These subsidies represent the difference between the FIT for solar power projects and the desulphurized coal benchmark electricity price. In January 2016, the NEA announced that there would be a nation-wide inspection on all the solar power projects that are in operation and under construction, and the solar power projects that fall within the regional scale index of the year would be included in and managed via the Platform for Renewable Energy Power Generation Projects for the purpose of government subsidies application and payment.

In order to be listed in the Subsidy Catalog, ground-mounted projects submit applications to the relevant provincial authorities; and in accordance with the Circular on Issues Concerning Implementing Electric Quantity-based Subsidy Policy for Distributed Generation Projects issued by the MOF on July 24, 2013, rooftop distributed generation projects submit applications to the grid enterprises in the area where the projects are located. After preliminary review of the applications, the provincial authorities will jointly report to the MOF, NDRC and NEA, and the MOF, NDRC and NEA will have final review on such applications to decide whether to list in the Subsidy Catalog.

Development Funds of Renewable Energy

The Renewable Energy Law provides financial incentives, including national funding for the development of renewable energy projects.

Pursuant to the Interim Measures for the Administration of Designated Funds for the Development of Renewable Energy issued by the MOF and effective on April 2, 2015, the MOF sets up designated funds to support the development and utilization of renewable energy in accordance with the national fiscal budget.

According to the Implementing Measures for the Administration of Price of Renewable Energy and Cost Sharing Program and the Interim Measures for Adjustment to Additional On-grid Tariff for Renewable Energy issued by the NDRC, the gap between the FIT for solar power projects and the desulphurized coal benchmark electricity price is subsidized by collecting tariff surcharge from the electricity consumers within the service coverage of grid enterprises at or above provincial level.

Mandatory Purchase of Renewable Energy

The Renewable Energy Law imposes mandatory obligations on grid enterprises to purchase the full amount of on-grid electricity generated by approved renewable energy plants whose power generation projects meet the grid connection technical standards in the areas covered by the grid enterprises’ power grids. Grid enterprises must improve the power grid construction in order to better absorb electricity generated from renewable energy.

Pursuant to the Measures for the Supervision and the Administration of Purchase of Full Amount of Renewable Energy by Grid Companies issued by the SERC in July 2007, the SERC and its local branches supervise the purchase of the full amount of renewable energy by the grid enterprises. If the grid enterprises do not purchase the full volume of the electricity generated from the renewable energy due to the circumstances such as force majeure or any other circumstance endangering the safety and stability of the power grids, the grid enterprises must promptly notify the renewable energy power generation companies of the details in writing and also submit detailed facts to the competent local branches of the SERC.

The Several Opinions on Promoting the Healthy Development of PV Industry also requires the grid enterprises to ensure PV power generation projects’ timely connection to the power grid and purchase the full amount of electricity generated by the PV power generation projects.

68

On March 20, 2015, the NDRC and NEA issued a directive opinion, which emphasizes that the competent provincial authorities must strengthen the implementation of the provisions with regard to the purchase of the full amount of electricity generated by renewable energy and avoid any curtailment of solar power projects. In addition, it also stated that electricity generated by clean energy is encouraged to be sold directly to the consumers in the regions where there is ample supply of clean energy, and the relevant parities must coordinate the trans-provincial supply of electricity and power transmission capability, in order to maximize the utilization of clean energy. Local governments also announced their intentions to efficiently implement the system regarding the purchase of the full amount of renewable energy, such as the Inner Mongolian Autonomous Government.

On March 24, 2016, the NDRC issued the Measures for the Administration of Guaranteed Purchase of Full Amount of Renewable Energy, to strengthen the administration of, and provide details for, the implementation of purchase of the full amount of renewable energy by the grid enterprises.

Environmental Protection

The construction processes of the solar power projects may generate noise, waste water, gaseous emissions and other industrial wastes. Therefore, we are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials and to the protection of the environment of the community. The major environmental regulations applicable our business activities in the PRC include the Environmental Protection Law of the PRC, the Law on the Prevention and Control of Noise Pollution, the Law on the Prevention and Control of Air Pollution, the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Solid Waste Pollution, the Environmental Impact Evaluation of Law, and the Regulations on the Administration of Environmental Protection In Construction Projects.

Foreign Investment in Solar Power Business

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog. Under the current catalog, which was amended in 2015 and became effective on April 10, 2015, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industry may be entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Work Safety

The Work Safety Law of the PRC, which became effective on November 1, 2002 and was amended on August 31, 2014, is the principal law governing the supervision and administration of work safety for solar power projects. In accordance with the Measures for the Supervision and the Administration of Work Safety of Electricity Industry promulgated by the NDRC, which became effective on March 1, 2015, power plants are responsible for maintaining their safety operations in accordance with the relevant laws, regulations, rules and standards regarding the work safety. The NEA and its local branches supervise and administer the work safety of electricity industry at the national and local level. On April 20, 2015, the NEA and the State Administration of Work Safety jointly promulgated the Circular on Standardizing Safe Production Process for PV Generation Enterprises, which detailed the standards of production process for PV generation enterprises for work safety purpose.

Labor Laws and Social Insurance

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Labor Contract Law, as amended on December 28, 2012, which formalizes employees’ rights concerning employment contracts, overtime hours, layoffs and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. In addition, under the Regulations on Paid Annual Leave for Employees and its implementation rules, which became effective on January 1, 2008 and on September 18, 2008 respectively, employees are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service and to enjoy compensation of three times their regular salaries for each such vacation day in case such vacation days are deprived by employers, unless the employees waive such vacation days in writing. Although we are currently in compliance with the relevant legal requirements for terminating employment contracts with employees in our business operation, in the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, provisions of the Labor Contract Law may limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

69

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% of the amount overdue per day from the original due date by the relevant authority. If the employer still fails to rectify the failure to make social insurance contributions within such stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Taxation

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their ‘‘de facto management bodies’’ located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term ‘‘de facto management body’’ as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a ‘‘resident enterprise’’ with its ‘‘de facto management bodies’’ located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in China. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the ‘‘de facto management body’’ test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

70

PRC VAT and Business Tax

Pursuant to the Interim Regulation of the People’s Republic of China on Value-Added Tax (the ‘‘VAT Regulation’’), which was amended on November 10, 2008 and February 6, 2016, any entity or individual engaged in the sales of goods, provision of specified services and importation of goods into China is generally required to pay a VAT, at the rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity.

Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this plan and relevant notices, from January 1, 2012, the value-added tax has been imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions, of which Shanghai is the first one. A value-added tax, or VAT, rate of 6% applies to revenue derived from the provision of some modern services.

On December 12, 2013, the Ministry of Finance and State Administration of Taxation issued Notice of the Ministry of Finance and the State Administration of Taxation on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax (2013 Amendment), along with Pilot Implemental Rules of Replacing Business Tax with VAT, which is effective on January 1, 2014 (‘‘Pilot Rules’’). Pursuant to Pilot Rule, the unit and individual who provide service in transportation, postal and other modern service industrial shall be tax payer of VAT. Taxpayers who provide taxable service shall pay VAT instead of the Business Tax. The tax rate for provision of modern service industrial (exclusive of leasing of tangible chattel) is 6%.

On December 16, 2013, the State Administration of Taxation issued the Announcement on Matters concerning the Determination of the Qualification of General VAT Taxpayers under the Pilot Program of Replacing Business Tax with VAT (the ‘‘VAT Announcement’’), which became effective on January 1, 2014. According to the VAT Announcement, a pilot taxpayer who has been determined as a general VAT taxpayer before the implementation of the pilot program and concurrently provides taxable services is not required to apply for the qualification again. The competent tax authority shall prepare and deliver the Notice of Tax-Related Matters and inform the taxpayer. A pilot taxpayer with annual sales amount of taxable services above RMB5.0 million ($0.8 million) before the implementation of the pilot program of VAT in lieu of business tax shall go through the formalities for the qualification of a general VAT taxpayer with the competent tax authority under the State Administration of Taxation.

Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Foreign Currency Exchange

Foreign currency exchange regulation in the PRC is primarily governed by the Regulations on the Administration of Foreign Exchange, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange. Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the SAFE. Foreign-invested enterprises may buy, sell and remit foreign currencies at financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the NDRC, the MOC, and registration with the SAFE.

71

In August 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular No. 142, regulating the conversion by a foreign invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. Pursuant to the SAFE Circular No. 142, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB-denominated loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties. Furthermore, on March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular NO.19, which became effective on June 1, 2015 and replaced Circular 142. SAFE Circular NO.19 provides that, the conversion from foreign currency registered capital of foreign-invested enterprises into the Renminbi capital may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. However, Circular 19 does not materially change the restrictions on the use of foreign currency registered capital of foreign-invested enterprises. For instance, it still prohibits foreign-invested enterprises from, among other things, spending Renminbi capital converted from its foreign currency registered capital on expenditures beyond its business scope.

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice replaced a prior rule issued by SAFE in 2007, the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under the Stock Option Notice, domestic individuals who participate in equity incentive plans of an overseas listed company are required, through a PRC agent or PRC subsidiary of such listed company, to register with SAFE and complete certain other bank and reporting procedures. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the previous rules.

The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment issued by the SAFE on November 19, 2012 and amended on May 4, 2015 substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE’s approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches.

On February 13, 2015, the SAFE promulgated the Circular on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment, which became effective on June 1, 2015. This circular aims to further remove or simplify the approval requirements of SAFE upon the direct investment by foreign investors.

Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•	the Company Law (2013 Amendment:

•	the Wholly Foreign-Owned Enterprise Law (2000 Amendment); and

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001 Amendment).

72

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations.  In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.

Qualification of Construction Enterprise

According to the Construction Law of PRC issued by the Standing Committee of the National People’s Congress on November 1, 1997, effective on March 1, 1998, and as amended on April 22, 2011, building construction enterprises, survey units, design units and project supervision units that engage in building operations shall have the following qualifications: (1) a registered capital conforming to state provisions; (2) specialized technical personnel with qualifications for legal operations that commensurate with the building operations being engaged in; (3) technical equipment for engaging in related building operations; and (4) other qualifications as may be prescribed by laws and administrative regulations. In addition, building construction enterprises, survey units, design units and project supervision units that engage in building operations shall be classified into different grades of quality in accordance with such quality qualifications as the registered capital, specialized technical personnel, technical equipment in their possession and achievements in construction projects completed, and may engage in building operations within the scope permitted by their respective quality grades on acquisition of the corresponding grade quality certificates upon passing qualification examination.

Pursuant to the Administration Rules Regarding Qualification of Construction Enterprise issued by Ministry of Construction of PRC on June 26, 2007, and effective on September 1, 2007, a construction enterprise may conduct its construction business after the receipt of qualification which is classified into three categories, with each category having several grades.

Regulations on Overseas Listing

In August 2006, six PRC regulatory agencies jointly adopted the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rule.  As amended in 2009, this rule requires that, if an overseas company established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the Ministry of Commerce, rather than local regulators, for approval.  In addition, this regulation requires that an overseas company controlled directly or indirectly by PRC companies or citizens and holding equity interests of PRC domestic companies needs to obtain the approval of the CSRC prior to listing its securities on an overseas stock exchange.

While the application of the M&A Rule remains unclear, based on their understanding of current PRC laws, regulations, and additional procedures announced by the CSRC on September 21, 2006, we believe it is not applicable since we are not an overseas company controlled by PRC domestic companies or natural persons .

If, conversely, it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering.  These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation into the PRC of the proceeds from this offering, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

Regulations on Stock Incentive Plans

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account.

73

On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Incentive Plan Rules, if PRC ‘‘domestic individuals’’ (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. In addition, SAFE Circular 37 also provides certain requirements and procedures of foreign exchange registration in relation to equity incentive plan of SPV before listing. In this regard, if a non-listed SPV grants equity incentives to its directors, supervisors, senior officers and employees in its domestic subsidiaries, the relevant domestic individual residents may register with SAFE before exercising their rights.

The Stock Incentive Plan Rules and SAFE Circular 37 were promulgated only recently and many issues require further interpretation. If we or our PRC employees fail to comply with the Stock Incentive Plan Rules, we and our PRC employees may be subject to fines and other legal sanctions. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities

United States Operations

Solar Energy Systems

We design, install and sell or finance high performance photovoltaic solar energy systems and, commencing in the third quarter of 2016, backup battery systems. A photovoltaic system generates electricity directly from sunlight via an electric process that occurs naturally in certain types of materials. A system consists of one or more photovoltaic modules and an inverter. Photovoltaic modules, which are manufactured in different sizes and shapes, generate direct current (DC) electricity. The electricity current is then fed through an inverter to produce the alternating current (AC) electricity that can be used to power residences and commercial businesses. The major components of our solar energy systems include solar panels that convert sunlight into electrical current, inverters that convert the DC electrical output from the panels to AC current compatible with the electric grid, racking that attaches the solar panels to the roof or ground and electrical hardware that connects the solar energy system to the electric grid. The backup battery system is an optional system that is used by some of our clients who want to store solar power and use it when there is a disruption in electricity power for any reason. We currently install solar systems only in California.

We provide and install both grid-tied and off-grid systems. Grid-tied systems remain connected to the electric grid, so that the energy generated by the system is sent back to the grid during the day and power is drawn back at night. The electric grid thus serves as a “storage device” for photovoltaic-generated power. If consumers use more power than is generated by their solar energy system, they can purchase power from the regional utility. If consumers use less power than the system generates, they can sell the electricity back to their local utilities and receive a credit on their electric bills. In order to sell power back to the utility, the owners need to make an application to the utility and the utility gives the owners a standard agreement covering the purchase of the excess power. Grid-tied systems generally represent the most common, affordable and feasible option for urban and suburban residences.

Off-grid systems are not connected to the utility grid and therefore require battery backup. Off-grid solutions are less common and are mostly employed for residences that do not have the option of connecting to the utility grid. Almost all of our installations are grid-tied systems.

74

Our Sale and Installation Process

Our system sale and installation process consists of five stages — feasibility, design, permitting, procurement and installation. In addition, when a customer requests additional services, we will enter into post-installation maintenance agreements with customers who own the systems.

We market to our customers using print ad, internet, radio and television adverting along with customer referrals. After the initial contact with a prospective customer, our construction and solar engineers visit the customer to conduct an on-site evaluation and assess the customer’s electricity needs. The site assessment includes a shading analysis, roof inspection and review of any existing mechanical systems. Additionally, we review the customer’s recent utility bills so that we can present a proposal designed to meet the customer’s energy requirements and answer the customer’s questions. At this stage, the customer has not made any commitment to purchase a system from us.

At the design stage, we analyze the information obtained during the feasibility stage to design a proposed solar energy solution, based on the customer’s stated energy needs, financial means and the specifics of the building location. Upon completion of the design stage, we present the customer with a detailed written proposal outlining the components of the system, the proposed timeline of the system implementation, the estimated price and estimated energy savings as well as the expected return on the investment based on existing rate information. Approved customers who purchase our systems sign a purchase agreement and tender to us a down payment equal to the lesser of 10% of the overall cost or $1,000, which can be refundable within three days.

The period of time between the initial customer contact at the feasibility stage and the signing of the contract upon the completion of the design stage (the negotiation period) may range from less than a month to more than a year, with six to nine months being the average negotiation period for larger commercial projects.

Before installing any solar or backup battery system, we must obtain required permits and approvals from the fire department and the department of building and safety and other applicable state and local agencies, as well as from the utility companies. We prepare a full permitting package and apply for these permits on behalf of the customer. We may also assist the customer with necessary paperwork to apply for and obtain the tax rebates and incentives. The permitting process typically takes four to eight weeks. Upon completion of this stage, we require customers paying cash for the system to pay 40% of the total purchase price.

Once the customer orders the system, we order products, parts and materials necessary to implement the project. Upon delivery of the materials to the customer’s site, we require an additional 40% of the purchase price from the customers paying cash.

Finally, we assemble and install the system at the customer’s site. Once installation is complete, we meet with the customer to conduct a final walk-through of the system and go over its components. Upon the final walk-through and sign-off by the fire marshal, the system becomes fully operational, and we require the remaining 20% of the purchase price from a customer who is paying cash.

Source of Supply

Our largest supplier , Consolidated Electrical Distributor, Inc., accounted for purchases of approximately $5.6 million, or 26.2% of our purchases for 2015. For 2014, this supplier accounted for purchases of approximately $6.1 million, or 21.1% of our purchases for all solar system related components such as panels, inverters, railings and mounts. No other supplier accounted for 10%or more of our purchases in either year. We also have access to all commercially available solar panels and associated equipment by using the large number of other suppliers. There are multiple alternative suppliers of solar panels and associated products, except that LiMax is our sole supplier of the FLEX backup battery system.

We have a supply agreement with Sunspark pursuant to which we agreed to purchase 150 MW of solar panels over a three-year period at a price to be negotiated which shall not exceed 110% of the three month rolling average market price per watt, for an estimated total commitment of approximately $84.0 million based on the most recent price paid on a purchase order from Sunspark. The agreement stipulates a 30 MW minimum amount per year, which will cost approximately $16.8 million based on the most recent price paid on a purchase order from Sunspark, with the first year being the year beginning June 1, 2016.

75

On July 29, 2016, we entered into a five-year distribution agreement with Li-Max with an effective date of June 9, 2016. Pursuant to the agreement, we would be the exclusive distributor of Li-Max Energy Storage System worldwide except for Asia (including but not limited to the Republic of China and the Peoples’ Republic of China). The agreement contains an initial purchase commitment of 375 units, or approximately $1.1 million, of Li-Max Energy System within the first six months of the term of the agreement. In the event that we fail to purchase 60% of this commitment within such six month period, Li-Max can require us to purchase 60% of the target number within 60 days, failing which Li-Max has the right to terminate the agreement. Li-Max provides a ten-year warranty all the systems purchased from Li-Max for a period of ten years from the date of installation.

Warranty Obligations ; Production Guarantee

All parts of the system provided by us are under manufacturers’ warranties, typically for 25 years for the panels and inverters. The manufacturer’s warranty on the solar energy systems’ components, which is typically passed-through to the customers, ranges from one to ten years. We provide a limited installation services warranty that warrants the installation services related to the system owner’s photovoltaic modules and inverters to be free from defects in the installation services under normal application, use and service conditions for a period of 10 years from the first date of the original installation services. Our agreement with our customers provides that we are not responsible for damage resulting from natural disasters, such as hurricanes, or other weather conditions. For leased systems we require the customer to maintain insurance covering these risks.

Prior to 2015, we entered into power purchase agreements that have a term of up to 20 years. We own and maintain the systems and sell the power generated by the systems to commercial customers pursuant to the power purchase agreement. Revenue from power purchase agreements is not material.

Beginning in March 2015, we included a production guarantee as part of our standard sales contract for residential users and we may also provide a production guarantee for commercial users as well. Under our residential contract, we agree that if the system does not generate an agreed amount of electricity guaranteed certain during a year, we will reimburse the customer for the shortfall in production. When the customer signs a contract, we include an estimate of the annual electricity to be produced from the system and agree that the system will generate 95% of the estimated amount. In the event that there is a shortfall, we reimburse the customer for the shortfall. The reimbursement amount will be determined based upon the average cost of electric power paid by the customer during the year of the shortfall. The production guarantee covers a specified time period set forth in the contract, which is generally for a period of up to ten years. We monitor the solar energy systems to be sure that these outputs are being achieved. Our obligations under the production guarantee are subject to the customer maintaining the systems taking all commercially reasonable steps to prevent overshadowing, shading or other interference with equipment. We give the production guarantee only to retail customers. We do not provide the production guarantee to systems that are leased through Sunrun .  Through September 30, 2016, our obligation under the production guarantees has not been significant.

Leasing Agreements

Prior to 2014, we leased systems primarily to commercial customers through our subsidiaries and three entities in which we have a 30% interest. When we leased systems, the leases are operating leases and we own the systems, which we lease primarily to commercial customers. Although we no longer lease new systems , we continue to own the equipment subject to the existing leases. The leases do not include a production guarantee. At the end of the lease, the customer has an option to purchase the equipment at its then fair market value.

We have not leased systems for our account after 2014. Instead, we use a third party leasing company. In January 2015, we entered into a channel agreement with Sunrun pursuant to which Sunrun appointed us as its sales representative to solicit orders for Sunrun’s products in portions of southern California. Pursuant to this agreement, we introduce potential leasing customers to Sunrun. Sunrun pays us for our services in connection with the projects. Upon a customer signing a Sunrun lease, we purchase the equipment from Sunrun or other vendor from a listing of preapproved equipment by Sunrun. We then perform the design and EPC work until the system receives the permit to operate. Sunrun pays us 80% of the purchase price of the system after the system receives the city sign off and the final 20% after receiving the permit to operate. Similar to the solar systems that we sell directly to residential and commercial customers, we recognize the revenue on the solar systems sold to Sunrun when the permit to operate is received. Sunrun owns the equipment, leases the equipment and services the lease. When we complete the installation of the system, Sunrun performs an inspection to ensure the system meets Sunrun’s quality standards, and we are fix any issues as identified by Sunrun if they are caused by us.

76

Our relationship with the residential customer is only during the sales and installation process, although we continue to have obligations under our warranty that relates to the EPC services that we perform. We have no warranty obligation with respect to the equipment, which is provided by the equipment manufacturer. Our agreement with Sunrun prohibits us from marketing, selling or constructing solar systems to be leased to customers other than through Sunrun. These restrictions do not affect our financing operations. The agreement, which commenced in January 2015, as a term of three years. Sunrun may terminate the agreement if we fail to meet specified minimum volume requirements. Sunrun also has the right to terminate certain incentives contained in the agreement at any time. As a result, Sunrun was the largest customer during the year ended December 31, 2015 and was the largest customer for our Untied States segment for the nine months ended September 30, 2016.

Power Purchase Agreements

Although we no longer offer power purchase agreements, prior to 2015 we entered into solar power purchase agreements with some commercial customers, and many of these agreements remain in effect. Pursuant to these agreement, we were responsible for the design, permitting, financing and installation of a solar energy system on a customer’s property after which we sells the power generated to the customer at an agreed upon rate. To the extent that we do not generate sufficient power to meet our obligations, we may have to purchase power from the local utility, which will be a cost of revenues. We receive the income from the sales of electricity pursuant to these agreement as well as any tax credits and other incentives generated from the system, and we are responsible for the operation and maintenance of the system for the duration of the agreement. At the end of the term, a customer may be able to extend the agreement, have us remove the system or buy the solar energy system from us. We have generated nominal revenue from power purchase agreements.

Seasonality

Since the inception of our business in 2008, we have experienced different levels of seasonality for our residential sales, small commercial and large commercial projects.

Our residential sales are particularly prone to seasonal fluctuations. It has been our experience that we generate a larger percentage of sales in March and April, when residential customers focus on possible tax advantages of solar energy, and in the summer months of July and August, when utility rates and bills typically increase. We believe that the increase in residential sales during March and April results from consumers’ increased awareness of the tax benefits of solar energy system systems. We believe that the higher volume of sales in the summer months results from typically higher electrical bills in the summer, when electricity use is highest, which we think heightens consumers’ awareness of the opportunity to reduce their energy costs in the future through the use of solar energy.

We have historically experienced a slight increase for small commercial projects during the summer season. As in the case with residential sales, we attribute higher volume in small commercial sales to small business owners’ reaction to the generally higher electricity bills during the summer months.

We have generally not experienced any significant seasonal fluctuations for our large commercial projects in the United States. We suspect that customers committing to large commercial purchases or leases of solar energy systems have generally made more studied decisions, which are therefore less sensitive to seasonal variations or immediate market conditions. The negotiation period for larger projects may range from a couple of months to a year or more. We therefore believe that the timing of the execution of large commercial deals depends largely on the progress of contract negotiations.

Financing Activities

We generate financing revenue from the interest on loans that were made to our customers by SolarMax Financial to assist them in the purchase of our solar systems, and from installment sale contracts financing sales of solar systems, backup battery systems and LED systems. SolarMax Financial is licensed in California as a finance lender pursuant to the California Finance Lenders Law.

77

Our ability to generate revenue from our financing activities is dependent upon our ability to generate installment sales contracts and our ability to provide either debt or equity financing for SolarMax Financial.

The following table sets forth customer loan receivables as September 30, 2016 and December 31, 2015 and 2014 (in thousands):

	September 30,	December 31,
	2016	2015	2014
Customer loan receivable, gross	$38,949	$42,906	$36,274
Less, allowance for loan losses	(589)	(440)	(265)
Customer loans receivable, net	38,360	42,466	36.009
Less, current portion, net	6,469	6,655	5,304
Customer loans receivable, long –term	31,891	35,811	30,705

Because we believe that the high cost of buying and installing solar energy systems remains a major barrier for a typical residential customer, we have developed financing programs to enable customers who meet our credit standards to finance the purchase of our solar energy systems through SolarMax Financial.

Before providing financing to potential customers, we evaluate the suitability of customers for participation in our financing program based on our assessment of the customer’s ability to make payments, a verification of the customers’ income, the likelihood that the customer will continue to make payments, the customer’s credit history, the amount of the down payment and security we will receive and such other factors as we may deem appropriate. Since we have recently developed our financing business, and we do not have a history of successful financing operations, we anticipate that, on an ongoing basis we will refine our procedures and criteria to reflect our experience.

Based on our evaluation, we would either approve the application, conditionally approve the application, reject the application or defer a decision pending receipt of additional information.

•	If we approve the application, we will notify the applicant and send the applicant a financing contract for signature.

•	If we approve application conditionally (that is, on the terms different from the terms of requested by the applicant), we will send the applicant the proposal amortization table as well as an Adverse Action Notice and Risk Based Pricing Disclosure, as required by the Fair and Accurate Credit Transactions Act.

•	If we reject the application, we will notify the applicant within ten days of the decision.

•	If we defer a decision on the application because we need additional information, we will request additional information. The decision process will be completed if and when the additional information is received. If we do not receive the information within a reasonable time, we would treat the application to be abandoned by the applicant.

Finally, we would prepare the contract and payment schedule based on the anticipated completion date. The first contract payment would usually be due on the first of the month following 30 days after the completion date.

To manage our financial risks, we have developed a pricing matrix for setting the interest rate percentages based on the applicant’s FICO score and the down payment percentage.

78

LED Systems

We provides LED products that will serve to help customers save money by saving electricity costs through the advanced technology of LED light bulbs. The energy-saving incandescent bulbs use about 25% less energy than traditional varieties, while the LED light bulbs use 75% less energy, last 40 times longer, and are considered safer to use.

We have relationships with a number of LED system manufacturers, which provide us with access to a variety of high performance products and ultimately enables it to meet customers’ energy needs and budget. Our LED streetlight system has ETL mark under our company name and cannot be used by another company. ETL Mark is evidence that the product complies with North American safety standards, which is a requirement for contracts with municipal customers.

There are several steps to completing an LED installation with a customer. The first step is to review the previous year’s power bill and to look at the three-year financial statements. Then the next step is to gather statistics by conducting a lighting survey to effectively present an energy saving proposal to the potential customers. Although the clients will save in the long run, the up-front costs can be much higher. Therefore, we offer financing services similar to our solar system financing. Some commercial projects require us to engage a third party vendor to help install the LED lighting systems for our clients while other projects customers want to be responsible for the installation of the system.

We are working to establish contracts with various public and private entities. On June 14, 2016, we were awarded the LED Luminaires bid program from the California Department of Transportation in the amount of approximately $4.3 million. On July 15, 2016, we received the purchase order for the specified LED products pursuant to the award with a completion date on or before July 18, 2017. The products are required to comply with the design, performance, technical and quality requirements outlined in the purchase order. We are required to provide a warranty against loss of performance and defects in materials and workmanship for the luminaires for a period of 84 months after acceptance .

Marketing

We have an in-house sales and marketing staff of 45 people, of which 40 market solar and battery backup projects and five market LED products and systems. While we utilize a variety of marketing and advertising tools, we believe that word of mouth is one of our most effective marketing strategy. We estimate that approximately 40% of our sales are generated through referrals by our customers.

We also participate in industry trade shows, use telemarketing, radio, television and Internet advertising as well as participating in local community events such as local festivals and door-to-door sales.

Personal meetings with prospective customers and site visits at the feasibility stage are also part of our advertising budget. In our experience, on average, we make three to four visits at the feasibility stage before we can generate a contract from the customer, although the customer may decide not to purchase a system or to purchase a system from a competitor. As we expand the breadth of our operations, we plan to hire additional professionals and general sales personnel to market our systems to a larger number of prospective customers.

Our marketing effort includes our ability to offer financing in connection with purchases of our systems. We do not have a separate marketing staff for our financing activities.

Competition

Solar energy systems in general compete with both the local or regional providers of electricity as well as a number of independent companies that offer to provide electricity at prices that are lower than the regional utility. Our primary competition is with the local utilities that supply power to our potential customers.

Within the solar energy industry, we face intense and increasing competition from other solar energy system providers. The solar energy industry is highly fragmented, consisting of many small, privately-held companies with limited resources and operating histories, and we believe that no solar energy provider has a significant percentage of the California market. We also compete with major companies, such as SolarCity, as well as a large number of smaller companies. We have experienced price erosion as a result of increased competition which has affected our gross margin . Since California has much sun and little rain, solar power companies seek to market in California rather than in states with less sun and more rain. We believe that the number of new solar energy installation companies that have entered the industry in California has increased significantly since 2008 when we commenced business, and the increased competition is reflected in lower margins as we may have to reduce our prices to generate business. We expect additional companies to enter the business in the future, considering that the entry barrier in this industry is relatively low and the government incentives currently remain high.

79

We believe that competition is primarily based on price and, if financing is required, the availability and terms of financing, and, to a lesser extent, the ability to schedule installation to meet the customer’s schedule. Some of our competitors may offer financing with payments over a longer period and with either a lower down payment or no down payments, which may make them more attractive to potential customers. Although we intend to offer terms which we believe are competitive, if we maintain our proposed underwriting criteria, we may lose business to companies whose standards are less strict.

Government Regulation

Although we are not a regulated utility, our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, regulations and ordinances. Additionally, our business is materially affected by federal and state programs and policies related to financial incentives for solar energy users and providers. The local utilities work with all solar companies to connect their systems to the grid. California Title 24 governs energy savings and efficiency standards for new and remodel construction for indoor and outdoor lighting requirements.

Construction Licenses and Permits

As a company performing general contractor and design work, we must ensure that our employees obtain and timely renew appropriate general contractor and other required licenses. In connection with each installation, we are required to obtain building permits and comply with local ordinances and building codes for each project. Our operations are also subject to generally applicable laws and regulations relating to discharge of materials into the environment and protection of the environment. We are also subject to federal and state occupational health and safety regulations. We may also be subject to federal or state wage requirements, at least in connection with any solar projects on government land or buildings or other public works projects.

Consumer Protection Laws

In negotiating and entering into contracts with our residential customers, we must comply with state and federal consumer protection laws. In conducting our marketing campaigns, we must comply with the federal Telemarketing and Consumer Fraud and Abuse Prevention Act, and Telemarketing Sales Rule promulgated by the Federal Trade Commission, as well as state regulations governing telemarketing and door-to-door sales practices. In negotiating and entering into contracts with our residential customers, we must comply with a number of state regulations governing home solicitation sales, home improvement contracts and installment sales contracts.

Consumer Financing Regulations

SolarMax Financial operates in California as a California finance lender pursuant to a license issued by the California Department of Corporations, which regulates and enforces laws relating to consumer finance companies. SolarMax Financial must comply with regulations pertaining to consumer financing. Such rules and regulations generally provide for licensing of consumer finance companies, limitations on the amount, impose duration and charges, including finance charge rates, for various categories of contracts, requirements as to the form and content of the loans and other documentation, and restrictions on collection practices and creditors’ rights. As a licensed finance lender, SolarMax Financial will be subject to periodic examination by state regulatory authorities.

80

SolarMax Financial will also be subject to extensive federal regulation, including the Truth in Lending Act, the Equal Credit Opportunity Act, Fair Debt Collection Practices Act and the Fair Credit Reporting Act. These laws require SolarMax Financial to provide certain disclosures to prospective customers and protect against discriminatory lending practices and unfair credit practices. The principal disclosures required under the Truth in Lending Act include the terms of repayment, the total finance charge and the annual percentage rate charged on each contract. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age, or marital status, among other things. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, lenders are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The Fair Credit Reporting Act requires SolarMax Financial to provide certain information to consumers whose applications were not approved or were conditionally approved on terms materially less favorable than the most favorable terms normally offered on the basis of a report obtained from a consumer-reporting agency.

In addition, SolarMax Financial will be subject to the provisions of the federal Gramm-Leach-Bliley financial reform legislation, which imposes additional privacy obligations on SolarMax Financial with respect to our applicants and our customers. SolarMax Financial has prepared appropriate policies in order to comply with these additional obligations.

Government Subsidies and Incentives

The solar energy industry depends on the continued effectiveness of various government subsidies and tax incentive programs existing at the federal and state level to encourage the adoption of solar power. Government policies, in the form of both regulation and incentives, have accelerated the adoption of solar technologies by businesses and consumers. We and our customers benefit from these regulations in the form of federal tax incentives, state utility rebates and depreciation. Because of the high cost of installing solar energy systems, the existence of tax incentives as well as regulations requiring the utility to purchase excess power from solar energy systems connected to the grid are important incentives to the installation of a solar energy system.

Federal Tax Incentive. On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act that gives effect to the Residential Renewable Energy Tax Credit and the Business Energy Investment Tax Credit programs. The Residential Renewable Energy Tax Credit is described as a personal tax credit, whereas the Business Energy Investment Tax Credit is identified as a corporate tax credit. These programs may allow the owner of the system a federal income tax credit of up to 30% of the approved cost of the installation of a solar energy system which was initially set to expire in 2016. Congress passed in late December 2015, the tax credit is now available to homeowners in some form through 2021. The tax credit remains at 30% of the cost of the system for 2016 through 2019. Owners of new residential and commercial solar can deduct 26% of the cost of the system from their taxes in 2020. This percentage decreases to 22% in 2021 and 10% in 2022.

State Incentives and Utility Rebates. In addition to the federal income tax credit, utility companies in California and other states offer various incentives and rebate programs. Capital cost rebates provide funds to customers based on the cost of size of a customer’s solar energy system. The value of the rebate is subtracted from the total purchase price, resulting in a net adjusted cost for the purpose of determining the value of the federal tax credit. Performance-based rebates provide funding to customers based on the energy produced by their systems. Under a feed-in tariff subsidy, the government sets prices that regulated utilities are required to pay for renewable electricity generated by end-users. Under that subsidy program, prices are set above market rates and may be differentiated based on system size or application.

Depreciation. Solar projects typically qualify for a five-year accelerated depreciation, which provides a major financial incentive for our commercial customers. The depreciation of these systems can be up to 50% of the purchase price in the first year and 12.5% in each of the succeeding four years. In December 2015, Congress passed a five-year extension of bonus depreciation, including a phase-out that is structured as follows: 2015-2017: 50% bonus depreciation; 2018: 40%; 2019: 30%, 2020 and beyond: 0%.

Tariffs and Trade Policies. The solar energy industry has recently experienced decreasing prices in solar panels, a principal component in any solar energy system. Most solar panels are imported and the price of the solar panels is impacted by trade policies, such as tariffs and quotas. The U.S. government has imposed tariffs on solar cells manufactured in China. Based on determinations by the U.S. government under the 2012 solar trade case, the anti-dumping and countervailing tariff rates range from approximately 33%-255%. Such anti-dumping and countervailing tariffs are subject to annual review and may be increased or decreased. These tariffs have increased the price of solar panels containing Chinese-manufactured solar cells. We do not purchase panels from China or Taiwan for our United States operations. The purchase price of solar panels containing solar cells manufactured in China reflects these tariff penalties. While solar panels containing solar cells manufactured outside of China are not subject to these tariffs, the prices of these solar panels are, and may continue to be, more expensive than panels produced using Chinese solar cells, before giving effect to the tariff penalties.

81

While the state and federal incentives benefit our industry by making solar energy systems more affordable and attractive to consumers, they also expose the industry to the risk of negative consequences should these incentives be discontinued or reduced. The market for solar energy products is, and will continue to be, heavily dependent on public policies that support growth of solar energy. There can be no assurances that such policies will continue. Decreases in the level of rebates, incentives or other governmental support for solar energy would materially and adversely affect the demand for solar energy products, including our business.

Intellectual Property

We do not have any material intellectual property that is material to our business.

Litigation

On June 24, 2015, Michael McCaffrey, our former chief financial officer, filed a lawsuit against us, our chief executive officer, our chief financial officer and our executive vice president, chief strategy officer and treasurer and others in the Los Angeles Superior Court and various claims alleging violation of the California labor code, discrimination based on national origin, ancestry, ethnicity and race, retaliation, harassment based on national origin, ancestry, ethnicity and race, failure to take all reasonable steps to prevent discrimination and harassment, wrongful termination in violation of public policy, failure to pay wages and intentional infliction of emotional distress and included allegations of financial improprieties and fraudulent and illegal activities. We believe that all of the claims are without merit and we are currently vigorously defending these claims. We petitioned the court to transfer the matter to arbitration pursuant to our agreement with Mr. McCaffrey, and the court ordered the matter to be submitted to arbitration. The arbitration is scheduled to start on May 30, 2017. The ultimate outcome of the arbitration cannot be determined at the present time. Management does not expect the ultimate outcome will have a material adverse effect on our consolidated financial position or results of operations.

In the ordinary course of its business, we are involved in various legal proceedings involving contractual relationships, product liability claims, and a variety of other matters. We do not believe there are any pending legal proceedings that will have a material impact on our financial position or results of operations.

Employees

As of December 31, 2016, we had 159 employees in the United States, of which seven are executive, 46 are in sales and marketing, 74 are in operations and installation and 32 are in accounting and administrative, and we had 62 employees in China, of which six are executive, ten are in sales and marketing, 34 are in operations and engineering and twelve are in accounting and administrative. None of our employees are represented by a labor union. We consider our employee relations to be good.

Property

We do not own any real property. The following table sets forth information as to the real property leased by us:

Location	Square Feet	Current Annual Rent	Expiration date
3080 12th Street, Riverside, CA1	101,556	$978,672	12/31/2026
3230 Fallow Field Dr., Diamond Bar, CA2	9,928	229,272	10/31/2026
8825 Production Avenue, San Diego, CA	4,271	42,858	9/30/2019
Floor 4, Building C1, Suyuan Rd., Jiangning Jiulonghu International Corporate Headquarters, Nanjing, China	12,439	110,661	11/25/2017
Room 1602, Floor 16, No 1600 West Zhongshan Rd., Shanghai, China	2,403	74,032	9/15/2018
Room 901, Floor 9, No 1600 West Zhongshan Rd., Shanghai, China	2,417	59,402	5/31/2018
Room 405, Floor 4, Building 2, No.2 West Tianhe Street, Chengdu, China	851	10,877	3/10/2017
Floor 3,Building 19,No 26 West Outer Ring Rd, Beijing, China	646	2,699	6/9/2016

82

1	The property is owned by SMX Properties, LLC. The owners and principal management group of SMX Properties is. David Hsu, our chief executive officer and director, Simon Yuan, our chief financial officer and director, and Ching Liu, our executive vice president, chief strategy officer and treasurer and director. The lease is subject to an annual 2.99% increase in the base rent and provides us with one option to renew the lease for a five-year term at the then current base rent with a 2.99% escalation in each year. The rent in the table reflects the rent effective January 1, 2017, pursuant to a lease dated September 1, 2016. Our present lease, which is dated November 28, 2012, provides for a base annual rent of $603,876.

2	The property is owned by Fallow Field, LLC, which is owned and managed by Mr. Hsu and Ms. Liu and one other stockholder who is not a 5% stockholder. The lease provides for annual increase of 2.99%. We have the right to renew the lease for one five-year period upon the expiration of the current term.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information with respect to our directors and executive officers:

Name	Age	Position
David Hsu	53	Chief executive officer and director
Simon Yuan	62	Chief financial officer and director
Ching Liu	48	Executive vice president, chief strategy officer, treasurer and director
Richard (YuMin) Gu	53	President, China operations
Dee Balch	53	Senior vice president, chief accounting officer
Wei Yuan Chen	57	Director
Jinxi Lin	57	Director
Edwin Chan, MD	62	Director
ChungJen Tsai	67	Director

David Hsu, together with Simon Yuan and Ching Liu, are our founders. Mr. Hsu has served as our chief executive officer and director since our organization in February 2008. Mr. Hsu has more than 20 years of experience in sales, international business development and management in the automotive and energy industries. Before starting SolarMax in 2008, Mr. Hsu served as a consultant to China Sunergy a leading photovoltaic panel manufacturer and solar energy company. Mr. Hsu’s solar energy industry experience and his relationships with industry experts qualify him to serve as a director.

Simon Yuan, one of our founders, has served as our chief financial officer and director since February 2008. In 1989, Mr. Yuan founded Simon & Edward, LLP, a PCAOB registered public accounting firm of which he has been managing partner since its founding. Prior to founding Simon & Edward, Mr. Yuan was employed by Wells Fargo Bank as a senior internal auditor and by the State of California as a tax auditor. Mr. Yuan was also a supervising senior auditor with the international accounting firm of Moore Stephens. Mr. Yuan’s professional experience encompasses more than 30 years of public accounting, with expertise in a broad range of business accounting and auditing, and international taxation, estate planning, business merger and acquisition, and general business consulting. Mr. Yuan is an active leader, officer and participant of many professional and charitable organizations. He is a director of the Sino-American Certified Public Accountants Association and also served as its president in 1998. Mr. Yuan received a masters of accountancy from Ohio State University.

83

Ching Liu, one of our founders, has served as executive vice president and a director since February 2008. Ms. Liu has served as chief strategy officer and treasurer since October 2016. Ms. Liu has more than 20 years of experience in global private equity investments. In April 2000, she became vice president of wealth management at Merrill Lynch. From 1994 to 2000, she was the vice president and premier banking manager of the Asian segment at Wells Fargo Bank. Ms. Liu has experience in asset-based financing and asset management for both private investors and Asian-based institutions. Ms. Liu has extensive experience in U.S. Non-Resident Alien investment vehicles and has worked with high net worth Asian clients with complex non-resident alien taxation issues.

Richard (YuMin) Gu has served as the president of our operations in China since its founding in 2015. Mr. Gu has more than 30 years of experience in sales, international business development, engineering and management in the electronic manufacturing and solar industries. Before joining us, Mr. Gu served as vice president of sales and marketing of China Sunergy (Nanjing) Co., Ltd, which was a global high-tech company providing high-performance solar cells and modules. Prior to China Sunergy, Mr. Gu worked for DuPont, managing its Asia-Pacific business department. Mr. Gu received a Bachelor’s of Electrical Engineering degree from Xi`an Jiaotong University.

Dee Balch has served as our senior vice president, chief accounting officer since September 2015. Ms. Balch is a Certified Public Accountant with more than 20 years of financial operations, accounting and SEC reporting experience. Ms. Balch was our consultant from January 2015 through September 2015. Ms. Balch served as vice president, accounting for Alexandria Real Estate Equities, Inc., a publicly-traded real estate investment trust from September 2013 to December 2014; as chief financial officer, treasurer, secretary and director for Strategic Realty Trust, Inc., a real estate investment trust from April 2012 to August 2013; as senior vice president, finance and accounting for Buchanan Street Partners, a privately-held real estate investment management company, from January 2010 to February 2012. Ms. Balch’s career also includes 15 years with Ernst and Young LLP, an international public accounting firm, from 1996 to 2010 with her last position there as executive director overseeing the assurance practice. Ms. Balch earned a bachelor of science in systems analysis and a master of business administration from the University of Miami. Ms. Balch also received a bachelor of science in accounting from Florida Atlantic University. Ms. Balch is licensed as a certified public accountant in California and Florida, and is a member of the American Institute of Certified Public Accountants and the California Society of CPAs.

Wei Yuan Chen has served as a director since April 2010. Mr. Chen, who is semi-retired, was the chief designer and director for Xing Rong Project Management Company, Shanghai, China, a position he has held since from 1990 to 2010. In 2002, Mr. Chen received the “Design and Build” of the year award for designing the headquarters of Applied Material, Shanghai, China. Mr. Chen earned his degree from the College of Urban Planning and Public Affairs, Illinois, in 2003. Mr. Chen brings to us his project management knowledge and 20 years of experience of implementation and integration of renewable sources into his architectural designs.

Jinxi Lin has been a director since 2014. Mr. Lin serves as the chairman and chief executive officer of Changzhou Almaden, a publicly traded solar panel manufacturer in Asia and the Middle East and our of our major stockholders. Mr. Lin founded Almaden in 2006 and has served as its chairman and chief executive officer since its formation.

Edwin Chan MD has served as a director since January 2011. Dr. Chan earned his MD degree from the Taipei Medical University, Taiwan, and did his residency in a transitional program at The University of Texas, Medical School of Houston, and his residency in Brazos Valley Family Practice at the Texas A&M Medical School. During his 35 years in medical practice, Dr. Chan has served as chief of medical staff, division of neurology, department of internal medicine at Min-Shen General Hospital in Taiwan and as a visiting research fellow at UCLA neurophysiology laboratory. Dr. Chan has been in private practice since 2001. Dr. Chan brings to us his experience in the medical field and his dedication to renewable energy resources in pursuit of clean and sustainable living.

ChungJen Tsai has served as a director since January 2011. Mr. Tsai is the president of Max Group Corporation, a position he has held since 1985. Mr. Tsai graduated from National Tsing Hua University Nuclear Engineering Department, specializing in Nuclear Power Plants and related energy fields. While in the United States, Mr. Tsai founded, Max Group Corporation, an information technology distribution company. As the president of Max Group Corporation, he supervises in sales channel, warehousing, logistics, and inventory control. Mr. Tsai brings to us his broad experience in the field of energy and information technology.

84

Information about the Board of Directors

Our board of directors oversees our business and affairs and monitors the performance of management. In accordance with corporate governance principles, the board does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with our chief executive officer, other key executives and by reading the reports and other materials that we send them and by participating in board and committee meetings. Our directors hold office for a term of one year and until their successors have been elected and qualified unless the director resigns or by reasons of death or other cause is unable to serve in the capacity of director.

Director Independence

We believe that three of our directors, Mr. Chen, Dr. Chan and Mr. Tsai, are independent directors using the NASDAQ definition of independence.

Committees of the Board of Directors

Our board of directors intends to create three committees - the audit committee, the compensation committee and the nominating and corporate governance committee.  Each of the committees will have a charter which meets the NASDAQ requirements and will be composed of three independent directors.

Audit Committee

Our board of directors will establish an audit committee upon the completion of this offering. The audit committee will be comprised of Mr. Tsai, Dr. Chan and Mr. Chen. Our audit committee consists entirely of directors who will qualify as independent directors. At least one member of our audit committee will be an “audit committee financial expert.” We will include on the audit committee at least one member who will satisfy the definition of “audit committee financial expert.” An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules.

The audit committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices.

Compensation Committee

The compensation committee will oversee the compensation of our chief executive officer and our other executive officers and review our overall compensation policies for employees generally. If so authorized by the board of directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee will consult with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. The compensation committee has the responsibilities and authority relating to the retention, compensation, oversight and funding of compensation consultants, legal counsel and other compensation advisers, as well as the requirement to consider six independence factors before selecting, or receiving advice from, such advisers.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

85

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the NASDAQ regulations. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable federal securities laws and the NASDAQ corporate governance rules.

EXECUTIVE COMPENSATION

The following table sets forth information regarding the compensation awarded to, earned by, or paid to our chief executive officer and the two most highly paid executive officers other than the chief executive officer during the years ended December 31, 2016 and 2015. These three officers are referred to as our “Named Executive Officers.”

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Hsu, chief executive officer	2016	$240,000	$58,806	$1,350,000[1]	--	--	--	--	$1,648,806
	2015	240,000	55,636	--	--	--	--	--	295,636

Ching Liu, executive vice president	2016	210,000	50,406	1,000,000[2]	--	--	--	--	1,260,406
	2015	210,000	47,688	--	--	--	--	--	257,688

Simon Yuan, chief financial officer	2016	120,000	--	600,000[3]	--	--	--	--	720,000
	2015	120,000	--	--	-	--	--	--	120,000

________

[1]	Mr. Hsu received a restricted stock grant of 1,350,000 shares of common stock which were issued in 2016 pursuant to the 2016 long-term incentive plan and were issued subject to the forfeiture provisions described under “Management – Employee Benefit Plans.” We accrued compensation of $1,350,000 for 2016 relating to this grant. The value of the shares, based on the price paid in the October/November private placement, is $6,750,000.

[2]	Ms. Liu received a restricted stock grant of 1,000,000 shares of common stock which were issued in 2016 pursuant to the 2016 long-term incentive plan and were issued subject to the forfeiture provisions described under “Management – Employee Benefit Plans.” We accrued compensation of $1,000,000 for 2016 relating to this grant. The value of the shares, based on the price paid in the October/November private placement, is $5,000,000.

[3]	Mr. Yuan received a restricted stock grant of 600,000 shares of common stock which were issued in 2016 pursuant to the 2016 long-term incentive plan and were issued subject to the forfeiture provisions described under “Management – Employee Benefit Plans.” We accrued compensation of $600,000 for 2016 relating to this grant. The value of the shares, based on the price paid in the October/November private placement, is $3,000,000.

86

Employment Agreements

On October 7, 2016, we entered into an employment agreement with David Hsu pursuant to which we agreed to employ Mr. Hsu as our chief executive officer for a five-year term commencing January 1, 2017, and continuing on a year-to-year basis unless terminated by us or Mr. Hsu on not less than 90 days’ notice prior to the expiration of the initial term or any one-year extension. We agreed to include Mr. Hsu as a nominee of the board of directors for election as a director during the term of his agreement, and, upon his election as a director, Mr. Hsu is to serve as chairman of the board. The agreement provides for an annual salary, commencing January 1, 2017 of $600,000, with an increase of not less than 3% on January 1st of each year, commencing January 1, 2018. Mr. Hsu is entitled to an annual bonus, commencing with the year ending December 31, 2017, equal to a percentage of consolidated revenues for the year based on the following table:

Revenue	Bonus as a Percentage of Revenues
Less than $30 million	0%
More than $30 million but less than $50 million	$250,000
More than $50 million but less than $100 million	0.55%
More than $100 million but less than $200 million	0.60%
More than $200 million but less than $300 million	0.75%
More than $300 million	1.00%

The bonus payable for any calendar year shall be paid 70% in restricted stock and 30% in cash, and shall be paid not later than the earlier of (i) 30 days following the issuance of our audited financial statements for the calendar year in which the bonus is earned or (ii) the last business day of December of such next following calendar year. Our audited financial statement shall be deemed to be issued on the date we file our annual report on Form 10-K; provided, that if we are not a reporting company, our financial statements are deemed issued on the date of the auditors’ report. The equity component of the bonus shall be based on the average closing market price of the common stock on the principal exchange or market on which our common stock is traded for the period beginning on the first day of the quarter in which the bonus is payable and ending on the third trading day prior to the date payment is made; except that, if our common stock is not publicly traded, the common stock shall be valued at the most recent price at which the common stock was sold in a private placement to non-affiliated investors. The restricted stock will vest immediately on issuance. Mr. Hsu is eligible for restricted stock grants or stock options, which shall not exceed 1.5% of our outstanding common stock prior to the grant. The agreement also provides Mr. Hsu with $2 million of life insurance, medical and dental insurance and long-term disability insurance providing monthly benefits of not less than $25,000. In the event of Mr. Hsu’s termination in the event of a disability and in the event of his death, we will pay Mr. Hsu or his beneficiary severance payments or death benefits equal to his highest compensation, which is his salary plus bonus, during the three calendar years prior to the year in which the termination of employment for a disability or death occurs, multiplied by the number of full years Mr. Hsu has been employed by us. Mr. Hsu’s employment commenced in February 2008. These termination payments shall be made in annual installments each equal to one year’s total compensation. In the event of a termination not for cause or in the event of a termination by Mr. Hsu for good cause or in the event of a termination of employment within 18 months of a change of control, we shall pay Mr. Hsu, a lump sum termination payment equal to two times his highest annual compensation for the three years preceding the year in which the termination of employment occurs multiplied by the number of full years that Mr. Hsu was employed by us.

On October 7, 2016, we entered into an employment agreement with Ching Liu pursuant to which we agreed to employ Ms. Liu as our executive vice president, chief strategy officer and treasurer for a five-year term commencing January 1, 2017, and continuing on a year-to-year basis unless terminated by us or Ms. Liu on not less than 90 days’ notice prior to the expiration of the initial term or any one-year extension. We agreed to include Ms. Liu as a nominee of the board of directors for election as a director during the term of her agreement, and, upon her election, she is to serve as vice chair of the board. The agreement provides for an annual salary of $560,000, with a 3% increase on January 1st of each year, commencing January 1, 2018. Ms. Liu in entitled to an annual bonus, commencing with the year ended December 31, 2017, equal to a percentage of consolidated revenues for the year based on the following table:

87

Revenue	Bonus as a Percentage of Revenues
Less than $30 million	0%
More than $30 million but less than $50 million	$200,000
More than $50 million but less than $100 million	0.45%
More than $100 million but less than $200 million	0.50%
More than $200 million but less than $300 million	0.65%
More than $300 million	0.90%

The bonus payable for any calendar year shall be paid 70% in restricted stock and 30% in cash, and shall be paid not later than the earlier of (i) 30 days following the issuance of our audited financial statements for the calendar year in which the bonus is earned or (ii) the last business day of December of such next following calendar year. The equity component of the bonus shall be based on the average closing market price of the common stock on the principal exchange or market on which our common stock is traded for the period beginning on the first day of the quarter in which the bonus is payable and ending on the third trading day prior to the date payment is made; except that, if our common stock is not publicly traded, the common stock shall be valued at the most recent price at which the common stock was sold in a private placement to non-affiliated investors. The restricted stock will vest immediately on issuance. Ms. Liu is eligible for restricted stock grants or stock options, which shall not exceed 1.0% of the outstanding common stock prior to the grant. The agreement also provides Ms. Liu with $2 million of life insurance, medical and dental insurance and long-term disability insurance providing monthly benefits of not less than $25,000. In the event of Ms. Liu’s termination in the event of a disability and in the event of her death, we will pay Ms. Liu or her beneficiary severance payments or death benefits equal to her highest compensation during the three years prior to the year in which the termination of employment for a disability or death occurs, multiplied by the number of full years Ms. Liu has been employed by us. Ms. Liu’s employment commenced in February 2008. The termination payments shall be made in annual installments each equal to one year’s compensation. In the event of a termination not for cause or in the event of a termination by Ms. Liu for good cause or in the event of a termination within 18 months of a change of control, we shall pay Ms. Liu, a lump sum termination payment equal to two times her highest annual compensation for the three years preceding the year in which the termination of employment occurs multiplied by the number of full years that Ms. Liu was employed by us.

On June 22, 2016, SolarMax Shanghai entered into a two-year employment agreement with Richard Gu , the president of our China operations, pursuant to which we pay him an annual salary of RMB 360,000 (approximately $53,000). This contract supersedes an employment agreement SolarMax Shanghai entered into with Mr. Gu in February 2015. In addition to his compensation pursuant to his employment agreement with SolarMax Shanghai, we pay Mr. Gu $85,000 from our United States segment. Mr. Gu’s total compensation for 2016 was approximately $138,000.

Employee Benefit Plans

In October 2016, our board of directors adopted, and in November 2016, our stockholders approved , the 2016 long-term incentive plan, pursuant to which a maximum of 6,500,000 shares of common stock may be issued pursuant to restricted stock grants, incentive stock options, non-qualified stock options and other equity-based incentives may be granted.

In October 2016, the board of directors granted 3,816,000 shares, of which 3,050,000 shares were granted to officers and directors. The following table set forth information relating to the restricted stock grants.

Name	No. of Restricted Shares
David Hsu	1,350,000
Ching Liu	1,000,000
Simon Yuan	600,000
ChungJen Tsai	100,000
Others	766,000
Total	3,816,000

88

The grantees of the restricted stock grants have all rights of ownership with respect to the shares, including the right to vote the shares and to receive dividends and distributions with respect to the shares until and unless a forfeiture event shall occur; provided, however, that prior to a forfeiture termination event, (i) the grantees shall have no rights to sell, encumber or otherwise transfer the shares, and (ii) any shares of any class or series of capital stock which are issued to the grantee as a holder of the shares as a result of a stock dividend, stock split, stock distribution, reverse split, recapitalization, or similar event, shall be subject to the same forfeiture provisions as the shares. A forfeiture termination event shall mean such date as is six months following a public stock event , which is the vesting date with respect to the shares . The definition of a public stock event includes the effectiveness of the registration statement of which this prospectus is a part. The shares are forfeited and are to be conveyed to us for no consideration if a public stock event has not occurred by December 31, 2017, although the board of directors has the right to extend that date.

In October 2016, the board of directors also granted non-qualified stock options to purchase 1,950,000 shares and incentive stock options to purchase 325,000 shares at an exercise price of $5.00 per share .

Outstanding Equity Awards at December 31, 2016

None of the Named Executive Officers held any outstanding equity awards as December 31, 2016, except to the extent that the stock grants under the 2016 long-term incentive plan may be deemed outstanding awards because of the forfeiture provisions.

Director Compensation

The following table sets forth information as to the compensation paid to our directors, other than those named in the Summary Compensation Table:

Name	Cash Compensation	Stock Awards		Total
Wei Yuan Chen	--	--		--
Dr. Edwin Chan	--	--		--
Jinxi Lin	--	--		--
Chunglen Tsai	--	$100,000	*	$100,000

_________

* Mr. Tsai’s received a stock award of 100,000 shares of common stock pursuant to the 2016 long-term incentive plan, which were issued subject to the forfeiture provisions described under “Management – Employee Benefit Plans.” The shares are valued at $500,000, based on the price paid in the October/November private placement, and we accrued compensation of $100,000 for 2016 relating to this grant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

David Hsu, our chief executive officer and a director, Simon Yuan, our chief financial officer and a director, and Ching Liu, our executive vice president, chief strategy officer and treasurer and a director, are also the principal management group of SMX Properties, LLC and Inland Empire Renewable Energy Regional Center and its subsidiaries: Clean Energy Center, Clean Energy Funding, LP, and Clean Energy Funding II, LP.

On January 3, 2012, Clean Energy Center entered into a loan agreement with us pursuant to which Clean Energy Center agreed to make a loan to us in an amount not to exceed $45,000,000. The proceeds of the loan are advanced in increments of $2,500,000 and Clean Energy Center may determine in its sole and absolute discretion a lesser amount. The loan accrues interest at a fixed interest rate of 3% per annum, payable quarterly in arrears. Each advanced principal amount is due and payable 48 months from the advance date or the U.S. Immigration Form I-829 approval date if longer. The principal loan balance was $45,000,000 at December 31, 2015 and September 30, 2016. The Form I-829 relates to a loan to us made pursuant to United States Citizen and Immigration EB-5 program which is designed to stimulate the U.S. economy through job creation and capital investment by foreign investors. The Form I-829 petition is filed by the immigrant investor and is the final step of the EB-5 visa process for immigrant investors to become lawful permanent residents of the United States. The I-829 petition includes evidence that the immigrant investor successfully met all United States Citizenship and Immigration Services requirements of the EB-5 program. Once the I-829 is approved, the investor’s conditional residency restriction is removed so that the investors, their spouse and their unmarried children under the age of 21 can live in the United States permanently.

89

On August 26, 2014, Clean Energy Funding II entered into a loan agreement with us for up to $13,000,000. The proceeds of the loan would be used by our LED subsidiary for its operations. The loan accrues interest at a fixed interest rate of 3% per annum, payable quarterly in arrears. Principal is due and payable in 48 months or the U.S. Immigration Form I-829 approval date if longer. The principal loan balance was $1,000,000 at December 31, 2015 and $ 4,000,000 at September 30, 2016. In August and September 2016, an aggregate of additional $3,000,000 was drawn under the loan to provide for funds needed on a significant LED contract that we won in a competitive bid.

On December 29, 2015, ZHPV entered into an unsecured loan agreement with Changzhou Holysolar Technology, Co., Ltd., one of our equity-method investees in which we have a 22.5% equity interest . Under the agreement, ZHPV can borrow up to $308,086 (RMB 2 million) from Changzhou SolarMax Technology, an entity in which we have a 30% equity interest, with a 6% fixed annual interest rate for three months. The outstanding balance on the loan was RMB 1.5 million (approximately $231,064) as of December 31, 2015. An additional RMB 500,000 (approximately $77,021) was drawn down on January 10, 2016. The entire loan was repaid on March 10, 2016 in the total amount of RMB 2,022,917 (approximately $311,616) including principal and interest.

We provide asset management and accounting services to three joint ventures (Alliance Capital 2, LLC, Alliance Capital 3, LLC and Alliance Capital 4, LLC) in which we have a 30% equity interest pursuant to management contract and business services agreement dated January 20, 2011 between us and one of these entities, pursuant to which we are to receive 3% of revenues collected from Solar Renewable Energy Certificate (SREC) and payments from public utilities received by the three entities. The 70% interest in these entities is held by a Chinese public company that is not affiliated with us. The agreement covers services rendered for all three entities, although there is no written agreement executed by two of these entities. Total fees earned by us from these three included in consolidated revenues was $2,976 for the year ended December 31, 2015 and $ 21,442 for the nine months ended September 30, 2016.

From time to time, we made advances for expenses related to the three Alliance entities. We had a receivable from Alliance 1 relating to insurance premiums advanced by us of $34,461 at December 31, 2015 and $ 39,709 at September 30, 2016.

On November 28, 2012, we entered into a lease agreement with SMXP for our corporate headquarters in Riverside, California. The lease term has a term of four years commencing on January 1, 2013, with an annual base rent of $603,876. In September 2016, we entered into a new lease for our corporate headquarters effective January 1, 2017 for a 10-year term with one five-year renewal option at then current rental plus an annual 2.99% increase. The annual base rent under the new lease is $978,672 and is subject to a 2.99% annual escalation.

We had a receivable from SMX Properties in the amount of $36,901 at December 31, 2015 and $ 39,709 at September 30, 2016 which related to advances by us for utilities and certain operating expenses on behalf of another tenant of SMX Property.

On January 2, 2015, we, through two of our consolidated affiliates, entered into two lease agreements for our Diamond Bar, California office with Fallow Field LLC, each for a five-year term commencing January 1, 2015 at a total annual base rent of $177,600 with a 2% base rent increase each year for the two leases. On September 1, 2016, we entered into two new lease agreements which amended the existing lease agreements with Fallow Field. The amended terms commenced on November 1, 2016 and are for ten years with one five-year renewal option at an initial annual base rent of $229, 272 plus our share of utilities. The base rent is subject to an annual increase of 2.99%. Fallow Field is owned and managed by the Mr. Hsu, Ms. Liu and one of our stockholders who is not a 5% stockholder.

Total related party rental expense included in general and administrative expenses was $718,572 for the year ended December 31, 2015 and $ 541,593 for the nine months ended September 30, 2016.

90

ZHTH, acquired, through a subsidiary, the rights to construct a solar farm in Guizhou, China. Guizhou Phase 1s one of the southern provinces in China. In February 2016, we entered into an agreement to sell 100% of our equity interest in the subsidiary to a company owned by AMD, a related party, for $152,000. AMD, a publicly-traded company in China, is one of our principal stockholders and Jinxi Lin, one of our directors, is chairman and chief executive officer of AMD. In February 2016, we signed an agreement with AMD pursuant to which AMD engaged ZHPV to perform the EPC services for its Guizhou solar farm. The solar farm was initially designed to generate 70 MW of power and the contract price, inclusive of VAT, was approximately RMB 518 million (approximately $80 million). Due to the limitation of available land use, the size of the project was reduced to 55MW, with a contract price of RMB 425 million (approximately $64 million).

In October 2016, ZHPV executed an EPC contract with a different subsidiary of AMD for a 50MW solar farm project in Guizhou, China , which is the Guizhou Phaase 2 project . The contract price is RMB 322.5 million (approximately $49 million). In connection with this contract, we sold the equity in a different permit subsidiary to the AMD subsidiary for approximately $150,000.

In 2015, we engaged Simon & Edward, LLP, a registered public accounting firm, to perform certain accounting and tax services. Simon & Edward is owned by the Mr. Yuan, our chief financial officer. Total professional fees and expenses paid to Simon & Edward was $1,535 for 2015.

From April 29, 2015 to December 31, 2015, ZHTH has engaged a CPA firm located in Nanjin, PRC to perform certain professional services. An executive employee of ZHPV who is not one of our directors or officers is one of its partners. The total professional fees and expenses paid to this firm during this period was approximately $30,808 with a payable of $15,404 as of December 31, 2015.

From April 29, 2015 to December 31, 2015, our Chinese subsidiary provided certain professional services to Changzhou, an entity in which we have a 22.5% equity interest. The professional fee earned was $68,874 and recognized under other income for the year ended December 31, 2015.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of January 31, 2017, and as adjusted for the sale of the 7,000,000 shares offered hereby, assuming the underwriters do not exercise their option to purchase additional shares, by:

•	each person known to us to beneficially own more than 5% of common stock;

•	each member of our board of directors;

•	each of our Named Executive Officers; and

•	all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 3080 12th Street, Riverside, California 92507.

		Percentage[1]
Name of Beneficial Owner	Shares Beneficially Owned	Prior to Offering	After Offering
David Hsu	5,250,000	11.7%	10.1%
Jinxi Lin[2]	3,571,428	8.0%	6.9%
Changzhou Almaden Co. Ltd.[2]	3,571,428	8.0%	6.9%
Ching Liu	3,400,000	7.6%	6.6%
Dong Pu3	3,000,000	6.7%	5.8%
Simon Yuan	2,800,000	6.2%	5.4%
Wei Yuan Chen	1,760,000	3.9%	3.4%
Dr. Edwin Chan	400,000	*	*
ChungJen Tsai[4]	150,000	*	*
All officers and directors as a group[2,4] (seven individuals owning stock)	17,331,428	38.7%	33.5%

91

________

* Less than 1%

1 The percentages are based on 44,803,928 shares, which includes the 3,816,000 shares held subject to forfeiture under certain conditions as described under “Management – Employee Benefit Plans.”

2 The shares beneficially owned by Jinxi Lin represent the 3,571,428 shares owned by AMD, of which Mr. Lin is chairman and chief executive officer and has the right to vote and dispose of the shares. The address for Mr. Lin and AMD is No. 639, Qinglong East Road, Changzhou, Jiangsu, China.

3 The address for Dong Pu is Room 2001, 20th Floor, Suhe Yihao, Hengfeng Road No.638, Jing'an District, Shanghai.

4 Includes 50,000 shares owned by Mr. Tsai’s wife, as to which Mr. Tsai disclaims beneficial ownership.

Except as otherwise indicated each person has the sole power to vote and dispose of all shares of common stock listed opposite his name. Each person is deemed to own beneficially shares of common stock that are issuable upon exercise of warrants or upon conversion of convertible securities if they are exercisable or convertible within 60 days of January 31, 2017. None of the persons named in the table owns any options or convertible securities.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock reflects our restated articles of incorporation which were approved by the directors, subject to stockholder approval.

Our authorized capital stock consists of 15,000,000 shares of preferred stock, par value $0.001 per share, and 500,000,000 shares of common stock, par value $0.001 per share. As of the date of this prospectus there were no shares of preferred stock and 44,803,928 shares of common stock outstanding, including 3,816,000 shares which were issued as restricted stock grants. After giving effect to the sale of the 7,000,000 shares offered hereby, without giving effect to any shares issued pursuant to the underwriters’ over-allotment option, there will be 51,803,928 shares of common stock outstanding.

The following summary of the capital stock and our certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Our bylaws provide that one-third of the outstanding shares constitutes a quorum.

Dividend Rights. Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

92

Preferred Stock

Our certificate of incorporation gives our board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Nevada Anti-Takeover Provisions

Nevada law, NRS Sections 78.411 through 78.444, regulate business combinations with interested stockholders. Nevada law defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. Pursuant to Sections NRS 78.411 to 78.444, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. NRS 78.434 permits a Nevada corporation to opt-out of the statute with appropriate provisions in its articles of incorporation.

NRS Sections 78.378 to 78.3793 regulates the acquisition of a controlling interest, as defined, in an issuing corporation. An issuing corporation is defined as a Nevada corporation which has 200 or more stockholders of record, of which at least 100 stockholders have addresses of record in Nevada and does business in Nevada directly or through an affiliated corporation. NRS Section 78.379 provides that an acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Stockholders who vote against the voting rights have dissenters’ rights in the event that the stockholders approve voting rights. NRS Section 378 provides that a Nevada corporation’s certificate of incorporation or by-laws may provide that these sections do not apply to the corporation. Our certificate of incorporation provides that these sections do not apply.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our certificate of incorporation or bylaws will:

•	permit our board of directors to issue up to 15,000,000 shares of preferred stock, with such rights, preferences and privileges as the board may designate;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum , and not by the stockholders ;

•	eliminate the personal liability of our directors for damages as a result of any act or failure to act in his or her capacity as a director or officer except as described below;

•	provide that stockholders can only call a special meeting if the request is made by the holders of two-thirds of the entire capital entitled to vote;

93

•	provide that, if a matter is to be brought before a meeting of stockholders which is not specified in the notice of meeting or brought at the direction of the board of directors, it can only be brought up at the meeting if brought by stockholders of record holding two-thirds of the outstanding stock;

•	provide that our bylaws may be amended only by either the affirmative vote of two-thirds of the stockholders entitled to vote or by the board of directors;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	does not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose; and

Our bylaws also provide that any person who acquires equity in us shall be deemed to have notice and consented to the forum selection provision of our bylaws, which require actions to be brought only in Riverside County, California, which is where our executive offices are located.

Further, NRS Section 78.335 provides that any director or one or more of the incumbent directors may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote . Our bylaws have a similar provision .

Limitation of Liability and Indemnification

Our certificate of incorporation provides that, except as otherwise provided by law, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that, (a) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and (b) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Our certificate of incorporation provides that we shall provide indemnification to our directors and officers to the maximum extent permitted by law. We shall pay advancements of expenses in advance of the final disposition of the action, suit, or proceedings upon receipt of an undertaking by or on behalf of the director or officer to repay the amount even if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. Our by-laws also provides for indemnification of our directors and officers.

Under Nevada law, NRS 78.7502, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person (i) is not liable pursuant to Nevada law; or acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

94

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense. Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Pursuant to NRS 78.751, any discretionary indemnification, unless ordered by a court or advanced by the Corporation in a matter as permitted by Nevada law, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Nevada law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

The transfer agent for our common stock is                     .

Listing

We intend to apply to list our common stock for quotation on The NASDAQ Stock Market under the symbol “SMXT”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon completion of this offering, we will have outstanding an aggregate of 51,803,928 shares of common stock. Of these shares, all of the 7,000,000 shares of common stock to be sold in this offering, or 8,050,000 shares if the underwriters’ overallotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All of the remaining 44,803,928 shares of common stock held by existing stockholders, which constitute approximately 86.5% of the outstanding shares of common stock, assuming the over-allotment option is not exercised, will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration, including exemptions provided by Rule 144 or Rule 701 under the Securities Act.

95

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 90 days after the date of this prospectus;

•	[number of shares not subject to lock-up] shares will be eligible for sale pursuant to Rule 144 commencing 90 days from the date of this prospectus, except that the 3,900,000 shares that we sold in October and November 2016 may not be sold prior to six months from the date such shares were purchased; and

•	[number of shares held by officers, directors and major shareholders subject to lock-up agreements] shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701, with the managing underwriter having the right to permit shares to be sold during such 180 day period.

In addition, as of the date of this prospectus, a total of 2,984,000 shares of common stock are subject to options or may be issued pursuant to the 2016 long-term incentive plan. We intend to register the sale of these shares on a Form S-8, approximately six months from the date of this prospectus.

Lock-up Agreements

All of our directors and officers and certain of our principal stockholders have agreed not to sell any common stock for a period of 180 days from the date of this prospectus. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, once we have been subject to the public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the months prior to the sale) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by The NASDAQ Stock Market during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

No shares may be sold pursuant to Rule 144 until we have been subject to the reporting requirements of the Securities Exchange Act for at least 90 days. We will become subject to these reporting requirements on the effective date of the registration statement of which this prospectus forms a part.

UNDERWRITING

[name of managing underwriter] is serving as book-running manager of the offering and as representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us on a firm commitment basis the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

96

Underwriter	Number of Shares

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all of the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to [such number that is 15% if the shares offered] additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

Our officers and directors and certain major stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of the representatives of the underwriters offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares common stock owned by them other than in private transactions to persons who agree to be bound by the provisions of the lock-up agreement. The representative of the underwriters in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Prior to this offering, there has been no public market for our securities. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives.

The determination of our per share offering price was determined by negotiation between us and the underwriters and does not necessarily bear any relationship to our book value, results of operations, cash flows or other indicia of value. Among the factors considered in determining the initial public offering price were the history and prospects of the company our management, our capital structure, and currently prevailing general conditions in equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We expect our shares to be listed on NASDAQ under the symbol “ SMXT .”

In addition, we have agreed to pay for the FINRA-related fees and expenses of the underwriters’ legal counsel, not to exceed $20,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

97

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering payable by us will be $ , excluding underwriting commissions.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Ellenoff Grossman and Schole, LLP, New York, New York. The underwriters have been represented by [name of underwriters’ counsel] New York, New York.

EXPERTS

Our audited consolidated financial statements as of December 31, 2015 and 2014, and for the years then ended have been included herein in reliance upon the report of Marcum LLP, independent registered public accounting firm and upon the report of such firm given upon the authority of said firm as experts in accounting and auditing.

98

The audited financial statements of ZHPV as of December 31, 2014 and for the year then ended have been included herein in reliance upon the report of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm and upon the report of such firm given upon the authority of said firm as experts in accounting and auditing.

Certain information concerning the laws of the PRC is included in this prospectus in reliance of the opinion of AllBright Law Offices, Shanghai, China, who are licensed attorneys in the PRC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a result of this offering, we will become subject to information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

99

INDEX TO FINANCIAL STATEMENTS

SolarMax Technology, Inc. for the years ended December 31, 2015 and 2014

SolarMax Technology, Inc. for the nine months ended September 30, 2016 and 2015

Jiangsu Zhonghong Photovoltaic Engineering Technology Limited Company

F-1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

SolarMax Technology, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of SolarMax Technology, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SolarMax Technology, Inc. and subsidiaries, as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

Irvine, CA
July 29, 2016

F-2

SolarMax Technology, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2015 and 2014

	2015	2014
Assets
Current assets
Cash and cash equivalents	$3,982,141	$7,445,832
Accounts receivable, net	5,362,094	1,558,181
Accounts receivable - related parties	71,362	321,575
Customer loans receivable, current portion	6,654,789	5,304,270
Advances to suppliers	1,872,621	645,466
Inventories, net	4,572,724	5,891,832
Other current assets	2,970,144	545,165
Deferred tax asset - current	1,767,061	-
Total current assets	27,252,936	21,712,321

Property and equipment
Automobiles	937,382	693,128
Furniture and equipment	2,128,798	1,935,488
Solar systems leased to customers	4,607,803	6,071,815
Leasehold improvements	1,145,428	957,165
Total property and equipment	8,819,411	9,657,596
Less: accumulated depreciation and amortization	(3,369,671)	(2,280,787)
Property and equipment, net	5,449,740	7,376,809

Goodwill	8,260,219	320,079
Intangible assets	1,707,738	364,000
Investments in unconsolidated joint ventures	3,190,019	3,427,301
Customer loans receivable, noncurrent	35,810,901	30,704,440
Other assets	391,791	176,422

Total assets	$82,063,344	$64,081,372

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$6,491,061	$1,435,163
Bank and auto loans - current	1,567,784	1,060,873
Term loan	3,142,474	-
Loans from related parties - current	1,231,064	1,000,000
Deposits	2,872,263	1,369,221
Accrued expenses	3,067,195	1,301,608
Total current liabilities	18,371,841	6,166,865

F-3

SolarMax Technology, Inc. and Subsidiaries

Consolidated Balance Sheets (Continued)

December 31, 2015 and 2014

Bank and auto loans – noncurrent	59,238	2,949,877
Loans from related parties - noncurrent	45,000,000	41,500,000
Other liabilities	2,168,371	1,224,295

Total liabilities	65,599,450	51,841,037

Commitments and Contingencies (Note 12)

Stockholders’ equity
Common stock, par value $0.001 per share; 500,000,000 shares authorized, 38,087,928 and 32,587,928 shares issued, 37,087,928 and 31,587,928 shares outstanding as of December 31, 2015 and 2014, respectively	38,088	32,588
Additional paid-in capital	40,459,392	22,530,884
Less: equity subscription receivable	(5,509,998)	-
Less: treasury stock at cost – 1,000,000 shares	(1,800,000)	(1,800,000)
Accumulated deficit	(16,273,579)	(8,795,418)
Accumulated other comprehensive loss	(630,029)	-
Total stockholders’ equity attributable	16,283,874	11,968,054
to SolarMax Technology, Inc.
Noncontrolling interest in SolarMax Technology, Inc.	180,020	272,281
Total stockholders’ equity	16,463,894	12,240,335

Total liabilities and stockholders’ equity	$82,063,344	$64,081,372

See accompanying notes to consolidated financial statements.

F-4

SolarMax Technology, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2015 and 2014

	2015	2014

Revenue	$36,242,275	$38,110,331
Cost of revenue	25,586,158	27,869,894

Gross profit	10,656,117	10,240,437

Operating expenses
General and administrative	16,506,403	16,312,764
Impairment loss	1,130,154	1,299,608

Operating loss	(6,980,440)	(7,371,935)

Other income (expense)
Interest income	29,946	32,154
Interest expense	(1,602,498)	(1,208,833)
Equity income (loss) of unconsolidated joint ventures	350,718	(83,381)
Other income	74,375	22,210

Total other expenses, net	(1,147,459)	(1,237,850)

Loss before income taxes	(8,127,899)	(8,609,785)
(Benefit) provision for income taxes	(557,477)	266,274

Net loss	(7,570,422)	(8,876,059)

Less: net loss attributable to
noncontrolling interest	(92,261)	(45,579)

Net loss attributable	(7,478,161)	(8,830,480)
to SolarMax Technology, Inc.

Other comprehensive loss
Foreign currency translation adjustments	(630,029)	-

Comprehensive loss attributable
to SolarMax Technology, Inc.	$(8,108,190)	$(8,830,480)

Net loss per share attributable to stockholders
of SolarMax Technology, Inc. -
Basic and diluted	$(0.20)	$(0.27)

Weighted average shares -
Basic and diluted	37,409,024	32,587,928

See accompanying notes to consolidated financial statements.

F-5

SolarMax Technology, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2015 and 2014

	Common Stock		Additional Paid-in	Equity Subscription	Treasury Stock		Retained Earnings (Accumulated	Accumulated other comprehensive	Noncontrolling
	Shares	Amount	Capital	Receivable	Shares	Amount	Deficit)	loss	Interest	Total
Balance at December 31, 2013	32,587,928	$32,588	$22,596,442	$-	(1,000,000)	$(1,800,000)	$35,062	$-	$317,860	$21,181,952
Stock-based compensation (forfeiture)	-	-	(65,558)	-	-	-.	-	-	-	(65,558)
Net loss	-	-	-	-	-	-	(8,830,480)	-	(45,579)	(8,876,059)
Balance at December 31, 2014	32,587,928	32,588	22,530,884	-	(1,000,000)	(1,800,000)	(8,795,418)	-	272,281	12,240,335
Shares issued to acquired ZHTH	2,400,000	2,400	7,437,600	-	-	-	-	-	-	7,440,000
Shares issued to acquired ZHPV	1,000,000	1,000	3,099,000	-	-	-	-	-	-	3,100,000
Shares issuance	2,100,000	2,100	7,347,900	(5,509,998)	-	-	-	-	-	1,840,002
Cancellation of warrants	-	-	(117,000)	-	-	-	-	-	-	(117,000)
Stock-based compensation	-	-	161,008	-	-	-	-	-	-	161,008
Net loss	-	-	-	-	-	-	(7,478,161)	-	(92,261)	(7,570,422)
Currency translation adjustments	-	-	-	-	-	-	-	(630,029)	-	(630,029)
Balance at December 31, 2015	38,087,928	$38,088	$40,459,392	$(5,509,998)	(1,000,000)	$(1,800,000)	$(16,273,579)	$(630,029)	$180,020	$16,463,894

See accompanying notes to consolidated financial statements.

F-6

SolarMax Technology, Inc. and Subsidiaries

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities
Net loss	$(7,570,422)	$(8,876,059)
Adjustments to reconcile net loss to net cash used
in operating activities:
Equity in (income) loss of unconsolidated joint ventures	(350,718)	83,381
Depreciation and amortization expense	1,731,049	1,021,151
Impairment loss	1,130,154	1,299,608
Provision for bad debts and rebates write-off	114,343	918,248
Provision for loan losses	293,725	386,604
Inventory reserve	290,390	132,084
Warranty reserve	307,214	303,277
Deferred income taxes	(610,413)	262,052
Gain on cancellation of warrants	(41,400)	-
Stock-based compensation expense	161,008	(65,558)
Changes in operating assets and liabilities:
Accounts receivable	2,014,449	1,100,484
Accounts receivable - related parties	250,213	(132,721)
Advances to suppliers	(470,877)	(429,024)
Inventories	1,559,688	2,476,621
Other current assets	(58,874)	407,783
Other assets	(1,356,552)	(148,389)
Accounts payable	(2,658,498)	(316,987)
Accrued expenses	(418,796)	(747,721)
Deposits	1,528,919	(1,039,856)
Arbitration settlement payable	-	(500,000)
Other liabilities	422,005	1,408,184
Net cash used in operating activities	(3,733,393)	(2,456,838)

Cash flows from investing activities
Distributions from unconsolidated joint ventures	819,153	102,400
Cash obtained through acquisitions of ZHTH & ZHPV	233,267	-
Increase in customer loans receivable	(16,345,417)	(20,606,231)
Payments received from customer loans receivable	9,594,712	6,244,436
Purchase of property and equipment	(335,202)	(4,404,746)
Net cash used in investing activities	(6,033,487)	(18,664,141)

Cash Flows from financing activities:
Cash proceeds from shares issuance	1,840,002	-
Payment made for warrants cancelled	(75,600)	-
Proceeds from new borrowings	8,034,562	-
Principal repayment on borrowings	(7,166,205)	(996,907)
Proceeds from new borrowings from related parties	3,739,125	20,000,000
Net cash provided by financing activities	6,371,884	19,003,093
Effect of exchange rate	(68,695)	-
Net decrease in cash and cash equivalents	(3,463,691)	(2,117,886)

F-7

SolarMax Technology, Inc. and Subsidiaries

Consolidated Statements of Cash Flow (Continued)

For the Years Ended December 31, 2015 and 2014

Cash and cash equivalent, beginning of the year	7,445,832	9,563,718

Cash and cash equivalent, end of the year	$3,982,141	$7,445,832

Non-cash activities for investing and financing activities:
Shares issued to acquire ZHTH & ZHPV	$10,540,000	$-
Additional auto loans entered	$-	$12,000

Supplemental disclosures of cash flow information:
Interest paid in cash	$1,604,128	$980,137
Income taxes paid in cash	$4,000	$4,000

See accompanying notes to consolidated financial statements.

F-8

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

1. Business and Basis of Presentation

Description of Business

SolarMax Technology, Inc. (“SolarMax” or the “Company”) is a Nevada corporation formed in January 2008, with operations and headquarters located in California. The Company has three wholly-owned and one 93.75%-owned subsidiaries in the United States.

SolarMax Renewable Energy Provider, Inc. , a California corporation (“SREP”)

SolarMax Financial, Inc., a California corporation (“SolarMax Financial”)

SolarMax LED, Inc., a California corporation (“LED”)

SMX Capital, Inc., a New Jersey corporation (“SMX Capital”)

SMX Capital is a 93.75% owned subsidiary of the Company, and its financial statements are consolidated in SolarMax’ consolidated financial statements. The 6.25% minority interest is held by the president of the Company’s PRC operations. The minority interest is reflected as non-controlling interests in the accompanying consolidated financial statements.

The Company’s wholly-owned subsidiaries outside the United States are as follows:

•	Accumulate Investment Co. Ltd. (“Accumulate”), a British Virgin Islands corporation, which is wholly owned by SolarMax. The Company acquired Accumulate as part of its acquisition of Jiangsu Zhonghong Photovoltaic Electric Co., Ltd. (“ZHPV”) in April 2015. See Note 3.

•	SolarMax Technology Holdings (Hong Kong) Limited (“SolarMax Hong Kong”), which was established under the laws of Hong Kong on October 27, 2014.

•	Golden Solarmax Finance Co., Ltd., (“Golden SolarMax”), which was organized under the laws of the Peoples’ Republic of China (“China” or the “PRC”) on June 1, 2015.

Accumulate has one wholly-owned subsidiary, Accumulate Investment Co., Limited (HK), an entity organized under the laws of Hong Kong (“Accumulate Hong Kong”). Accumulate Hong Kong has one wholly-owned subsidiary, ZHPV.

SolarMax Hong Kong has one wholly-owned subsidiary, SolarMax Technology (Shanghai) Co., Ltd. (“SolarMax Shanghai”), which is organized under the laws of the PRC and was formed on February 3, 2015. SolarMax Shanghai is a wholly foreign-owned entity, which is referred to as a WFOE.

SolarMax Shanghai has two wholly-owned subsidiaries, Chengdu Zhonghong Tianhao Technology Co., Ltd., (“ZHTH”) which was acquired in April 2015 (see Note 3), and Jiangsu Honghao Electricity Technology Co. Ltd. (“Jiangsu Honghao”), which was organized on September 21, 2015. Jiangsu Honghao is engaged in the project operation and maintenance business and may form a subsidiary for each project for which it provides the project operation and maintenance service.

ZHTH is engaged in project development. ZHTH has three wholly-owned subsidiaries located in Beijing, Chengdu and Shanghai. ZHTH’s Shanghai subsidiary, as well as ZHPV, own subsidiaries (each, a “permit subsidiary”) that individually owns or will own the solar farm and the permit. ZHPV’s core business is to provide engineering, procurement and construction (“EPC”) services. When a buyer of a project is identified, the subsidiary that owns the permit subsidiary may sell to the buyer the equity in the permit subsidiary that holds the permit for that specific solar farm project, and the buyer of the project engages ZHPV for the EPC work. The purchase price for the permit subsidiary is an amount approximating the permit subsidiary’s net assets. Accordingly, the Company does not generate a material gain or loss from the sale of the permit subsidiaries. The sale of the equity in the permit subsidiaries is part of the normal course of the Company’s operations in China. Because government regulations prohibit the sale of the permit relating to a solar farm, it is necessary for the Company to sell the equity in the permit subsidiary to effectuate the transfer of the ownership of the solar farm and the permit to the buyer.

F-9

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

On April 28, 2015, the Company acquired the ownership of ZHTH, through a share exchange agreement among the Company, SolarMax Shanghai, and the equity owners of ZHTH. ZHTH was formed on March 21, 2014 and the entity became a wholly-owned subsidiary of SolarMax Shanghai as a result of the acquisition. See Note 3.

Also on April 28, 2015, the Company acquired the ownership of ZHPV through a share exchange agreement between the Company and the holders of the stock of Accumulate. After the acquisition, the Company owns all of the stock of Accumulate, which, in turn, through Accumulate Hong Kong, owns all of the stock of ZHPV. ZHPV was formed on December 30, 2009. See Note 3.

Basis of Accounting

The accompanying consolidated financial statements of the Company include the consolidated operations of its United States-based subsidiaries which include SREP, SolarMax Financial, SMX Capital, and LED; SolarMax Hong Kong and its PRC-based subsidiaries, which include Golden Solarmax, ZHTH, and ZHPV since the date they were acquired by the Company.

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with GAAP, and reflect the accounts and operations of the Company and those of its subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 810, Consolidation, the Company consolidates any variable interest entity, or VIE, of which it is the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when the Company is not considered the primary beneficiary. The Company evaluates its relationships with all the VIEs on an ongoing basis to ensure that it continues to be the primary beneficiary. As of December 31, 2016 and 2015, there were no VIEs whose financial statements are required to be included in the Company’s consolidated financial statements. All intercompany transactions and balances have been eliminated in consolidation.

The accompanying consolidated financial statements include the accounts of SolarMax and its wholly owned subsidiaries: SREP, SolarMax Financial, LED, SolarMax Hong Kong , Golden Solarmax, ZHTH and its PRC subsidiaries, ZHPV and its PRC subsidiaries, and its 93.75% owned subsidiary, SMX Capital . All significant inter-company accounts and transactions have been eliminated in consolidation.

Variable Interest Entity Not Consolidated

SolarMax evaluated its involvement with SMX Property, LLC (“SMXP”) under the requirements of ASC 810, Variable Interest Entities, and as discussed below, determined that the Company is not the primary beneficiary and therefore has not consolidated the financial information of SMXP.

SolarMax is the lessee under an operating lease of its Riverside , CA headquarters facility with SMXP (see Note 10 – Other Related Party Transactions). SMXP is a private entity owned by the Company’s founders who are also executives of the Company. The lease term was initially for four years expiring on December 31, 2016, and was extended in September 2016 for a ten-year term, with one five-year renewal option . SolarMax does not have any ownership interest in SMXP. Other than the common ownership and the operating lease, SolarMax does not have any economic arrangements with SMXP such that SolarMax will have an obligation to support the operations of SMXP. Further, SolarMax does not have the power to direct and control the activities of SMXP as such power to direct and control resides with SMXP’s principals. Accordingly, SolarMax is not considered to be the primary beneficiary of SMXP and has not consolidated SMXP. At December 31, 2015 and 2014, SMXP reported total assets of $12.6 and $12.6 million, total liabilities of $13.2 and $13.2 million, and a net loss of $153,025 and $77,972, respectively (amounts are unaudited).

F-10

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Liquidity and Management’s Plan

The Company incurred significant net losses and did not achieve positive cash flows from operations for the years ended December 31, 2015 and 2014, which are factors that raise substantial doubt about the Company’s ability to continue as a going concern. Contributing to the 2015 consolidated net loss is the $2.7 million net loss from the Company’s newly acquired PRC segment. The PRC segment’s net loss is primarily attributable to the lack of substantial completion of the PRC segment’s long-term construction contracts as of December 31, 2015. However, the Company anticipates positive results of operations and cash flows from the PRC segment, as substantial work on the long term construction contracts in process began at the beginning of 2016 and substantial completion is expected to occur during the year ending December 31, 2016. As for the U.S. segment, the Company anticipates earning positive cash flows that will be sufficient to meet its debt service requirement. Although the U.S segment entered into a substantial commitment to purchase solar panels, as described in Note 18, the Company plans to satisfy its purchase commitment through achieving positive results of operations and seeking alternative sources of financing. The Company is continuing to explore alternatives for additional sources of financing to fund the Company’s U.S. operations including securing borrowing facilities from a bank in the PRC, disposing of a portion of the Company’s loan portfolio to financial institutions based in the U.S. and obtaining additional funding through investors under federal immigration programs. While there can be no assurance that positive cash flows will be achieved or that alternative sources of financing will be made available to the Company if and when needed and under favorable terms, the Company’s management believes that its plan mitigates substantial doubt about the Company’s ability to continues as a going concern, and the Company will have sufficient cash flows to satisfy its planned operations for a period of one year after the date the consolidated financial statements are issued.

2. Summary of Significant Accounting Policies

Revenue Recognition

Solar Energy Systems and Components Sales

In the United States, the Company’s customers purchase solar energy systems from the Company under fixed-price contracts or lease solar energy systems with unaffiliated leasing companies arranged by the Company. For these leases, the leasing company pays the full purchase price of the system to the Company upon system delivery and acceptance by the ultimate customer, and the leasing company acquires title to the system and leases the system to the customer. The Company has no ongoing relationship with the ultimate customer, except to the extent that the Company has warranty obligation with respect to the system it installed. The Company recognizes revenue on sale to the leasing company in the same manner as it recognizes revenue on sales of its solar systems directly to end users.

A residential customer that meets the Company’s financing standards and purchases a solar energy system has the option to pay the full purchase price for the system at the time of purchase or finance the purchase through Financial, a wholly owned subsidiary of the Company. From time to time, the Company also arranges customer financings through a local credit union, in which case the credit union would pay the full purchase price of the system to the Company upon system delivery and acceptance by the ultimate customer.

For solar energy systems and components sales for which customers pay the full purchase price upon delivery of the system, the Company recognizes revenue, net of any applicable governmental sales taxes, in accordance with ASC 605-10-S99, Revenue Recognition—Overall. The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collection of the related receivable is reasonably assured. Components are comprised of photovoltaic panels and solar energy system monitoring hardware. The Company recognizes revenue when the Company installs a solar energy system and it passes inspection by the utility or the authority having jurisdiction and the permit to operate has been issued, provided all other revenue recognition criteria have been met. Costs incurred on residential installations before the solar energy systems are completed are included in inventories as work in progress in the Company’s consolidated balance sheets.

F-11

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

For solar energy systems sold under an installment contract, the Company has completed an extensive review of the customer’s credit history prior to approving the customer for an installment sale which provides the Company with reasonable assurance of the collectability of the related installment sale receivable over the installment term. Accordingly, the Company recognizes the revenue from the installment sale of a solar energy system when the Company delivers a system that has passed inspection by the utility or the authority having jurisdiction and the permit to operate has been issued.

Long-term Construction Contracts

Long-term construction contracts are related to the Company’s operation in the PRC.

The Company recognizes design, engineering, procurement and construction contract revenue using the percentage-of-completion method, based primarily on contract cost incurred to date compared to total estimated contract cost. Customer-furnished materials, labor and equipment and, in certain cases, subcontractor materials, labor and equipment, are included in revenue and cost of revenue when management believes that the Company is responsible for the ultimate acceptability of the project. Contracts are generally segmented between types of services, which are primarily design services and separately engineering, procurement and construction services, which are known as EPC services and are separate from design service. Accordingly , gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred. Revenue recognized in excess of amounts billed would be classified as a current asset under contract work in progress. Advances that are payments on account of contract work in progress would be deducted from contract work in progress. Amounts billed to clients in excess of revenue recognized to date would be classified as a current liability under advance billings on contracts.

At December 31, 2015, the Company did not have substantial construction activity other than the amount paid to the Chinese government agencies for the land lease of $535,815 which was included in inventories as construction work in progress. Such amount is expected to be reimbursed by the customers when the contracts are entered into in 2016.

The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration for up to 12 months following substantial completion of the Company's work on a project. Typically five percent of the contractual amount is withheld by customers until the warranty periods expire. As of December 31, 2015, $835,174 was the amount of receivable related to such warranty on a contract that was completed prior to the acquisition date of ZHPV. The warranty deposit receivable included in accounts receivable is expected to be received in October 2016.

Operating Leases and Power Purchase Agreements

From 2010 to 2014, the Company constructed and offered built-to-suit commercial-grade photovoltaic systems for commercial and not-for-profit customers in California, Hawaii, Colorado and New Jersey; under long-term leases and power purchase agreements, with terms of up to 20 years. Under these arrangements, the Company owns the systems and receives the 30% federal grant, as well as any state and utility company rebates on the systems it owns. Upfront rebates and incentives were applied to reduce the cost of the systems to the Company. All other annual rebates and performance-based incentive rebates are recognized in revenue when received. In connection with the Company’s ownership of solar systems primarily in New Jersey, the Company owns a number of Solar Renewable Energy Certificates (“SREC”). There is currently no assigned monetary value to an SREC and the prices are ultimately determined by market forces within the parameters set forth by the state. The Company recognizes the revenue of the SREC when it is sold. The Company has not offered long-term leases and power purchase agreements for its own account subsequent to 2014.

F-12

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Under the long-term leases, the Company is the lessor of solar energy systems, which are accounted for as operating leases in accordance with ASC 840, Leases , since these lease agreements do not provide for the ownership transfer to the lessee at the end of lease, the arrangement does not contain a bargain purchase option, the lease term does not exceed the economic life of the underlying solar system which is typically 35-40 years, and the net present value of the lease payments does not exceed 90% of the original investment.

For solar energy systems where customers purchase electricity from the Company under power purchase agreements, the Company has determined that these agreements should be accounted for, in substance, as operating leases pursuant to ASC 840. The Company recognizes revenue based upon the amount of electricity delivered at rates specified under the contracts, assuming all other revenue recognition criteria are met.

The Company capitalizes initial direct costs from the origination of solar energy systems leased to customers (the incremental cost of contract administration, referral fees and sales commissions) as an element of solar energy systems, leased and to be leased, and subsequently amortize these costs over the term of the related lease or power purchase agreement, which generally ranges from 10 to 20 years.

Third-Party Leasing Arrangements

The Company no longer enters into leases for solar systems. In January 2015, the Company entered into a channel agreement with Sunrun, Inc. pursuant to which Sunrun appoints the Company as its sales representative to solicit orders for Sunrun’s products in portions of southern California. Pursuant to this agreement, the Company introduces potential leasing customers to Sunrun. Sunrun pays the Company for its services in connection with the projects. Upon a customer signing a Sunrun lease, the Company purchases the equipment from Sunrun or other vendor from a listing of preapproved equipment by Sunrun. The Company then perform the design and EPC services until the system receives the permit to operate. Sunrun pays the Company 80% of the purchase price of the system after the system receives the city sign off and the final 20% after receiving it receives the permit to operate. Similar to the solar system sold directly to residential and commercial customers, the Company recognizes the revenue on the solar systems sold to Sunrun when the permit to operate is received. Sunrun owns the equipment, leases the system and also services the lease. The Company’s relationship with the residential customer is only during the sales and installation process. The agreement with Sunrun prohibits the Company from marketing, selling or constructing solar systems to be leased to customers other than through Sunrun. These restrictions do not affect the Company’s financing operations. The agreement has a term of three years, which commenced in January 2015. Sunrun may terminate the agreement if the Company fails to meet specified minimum volume requirements. Sunrun also has the right to terminate certain incentives contained in the agreement at any time. As a result, Sunrun was the Company’s largest customer during the year ended December 31, 2015.

Upon the completion of the system, Sunrun performs the inspection to ensure the system meets Sunrun’s quality standards, and the Company is responsible to fix any issues as identified by Sunrun if they are caused by the Company. Sunrun covers all warranty issues with the system and may also contract with the Company to perform the work to fix any potential future issues with the system.

LED Projects

The Company’s revenue recognition policy as related to LED products and services is in accordance with ASC 605-10-S99, Revenue Recognition-Overall-SEC Materials. The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collection of the related receivable is reasonably assured. The Company recognizes its LED revenue upon the completion of the installation and the final acceptance from the customer, provided all other revenue recognition criteria have been met. Prior to the completion and the final acceptance, all costs incurred are included in inventories as work in progress in the Company’s consolidated balance sheet.

F-13

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Financing Loan Contracts

The Company also provides financing to qualified customers to purchase residential or commercial photovoltaic systems, as well as LED projects. Customer loans receivable are classified as held-for-investment based on management’s intent and ability to hold the loans for the foreseeable future or to maturity. Loans held-for-investment are carried at amortized cost and are reduced by an allowance for estimated credit losses as necessary. The Company recognizes interest income on loans, including the amortization of discounts and premiums, using the interest method. The interest method is applied on a loan-by-loan basis when collectability of the future payments is reasonably assured. Premiums and discounts are recognized as yield adjustments over the term of the related loans. Loans are transferred from held-for-investment to held-for-sale when management’s intent is to no longer hold the loans for the foreseeable future. Loans held-for-sale are recorded at the lower of cost or fair value. There were no loans held-for-sale at December 31, 2015 and 2014.

Summary of Revenues

The following table summarizes the Company’s net revenue by business line for the years ended December 31, 2015 and 2014:

	2015	2014
Solar – residential systems	$30,390,759	$33,794,365
Solar – commercial systems	2,666,788	1,343,718
Solar - others	179,148	278,666
LED	569,444	955,254
Financing related	2,436,136	1,738,328
Total revenue	$36,242,275	$38,110,331

Cost of Revenue

Solar energy systems and components sales and LED cost of revenue includes direct and indirect material, labor and related labor benefits costs, sales commissions and bonuses, operation and finance commissions and bonuses, freight, insurance allocated to operations and installations, warranty expense, inventory reserve, and other overhead costs allocated to operations, installation and warehouse.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant accounting estimates reflected in the Company’s consolidated financial statements include the collectability of accounts receivable and loans receivable, the useful lives and impairment of property and equipment, goodwill and intangible assets, the fair value of stock options granted and stock-based compensation expense, the fair value of assets acquired and liabilities assumed in a business combination, warranty and customer care reserve, the valuation of deferred tax assets, inventories and provisions for income taxes. Actual results could differ materially from those estimates.

Concentration Risk

Major Customers

The following table provides information as to sales to one customer under the United States Segment (“US Segment”) who accounted for at least 10% of the Company’s consolidated revenue for the year ended December 31, 2015 and the accounts receivable at December 31, 2015:

	Revenue	Percentage of Total Revenue	Accounts Receivable	Percentage of Total Accounts Receivable
Customer B	$5,819,429	16.1%	$250,961	4.5%

F-14

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

The following table provides information as to sales to another customer under US Segment who accounted for at least 10% of the Company’s consolidated revenue for the year ended December 31, 2014 and the accounts receivable at December 31, 2014:

	Revenue	Percentage of Total Revenue	Accounts Receivable	Percentage of Total Accounts Receivable
Customer A	$7,452,019	19.6%	$231,435	11.1%

Major Suppliers

The following table provides information as to purchases from one major supplier under US Segment who accounted for 10% or more of the Company’s consolidated purchases for the year ended December 31, 2015 and the accounts payable at December 31, 2015:

	Purchase	Percentage of Total Purchase	Accounts Payable	Percentage of Total Accounts Payable
Supplier A	$5,620,032	26.2%	$508,207	7.8%

The following table provides information as to purchases from two major suppliers under US Segment who accounted for 10% or more of the Company’s consolidated purchases for the year ended December 31, 2014 and the accounts payable at December 31, 2014:

	Purchase	Percentage of Total Purchase	Accounts Payable	Percentage of Total Accounts Payable
Supplier A	$6,064,557	21.1%	$834,982	58.2%
Supplier B	5,447,355	19.0%	-	-

Cash and Cash Equivalents

Cash and cash equivalents consist of deposit accounts and highly liquid investments purchased with an original maturity of three months or less. The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents approximate fair value.

The standard insurance coverage for noninterest-bearing transaction accounts in the United States is $250,000 per depositors under the FDIC's general deposit insurance rules. At December 31, 2015 and 2014, uninsured cash balances in domestic U.S. financial institutions was $1,597,565 and $5,990,883, respectively. The Company’s deposits in banks located in the PRC and Hong Kong are not fully protected by issuance or the FDIC and such uninsured amount totaled $901,513 and $0 as of December 31, 2015 and 2014, respectively.

Restricted Cash

Restricted cash of $109,998 and $0 at December 31, 2015 and 2014, respectively, which is a component of other assets, consists of a cash account held by a financial institution as collateral for the business credit cards.

Accounts Receivable, net

Accounts receivable are reported at the outstanding principal balance due from customers as well as state and utility rebates due from government agencies and utility companies. Under certain arrangements with customers, the customers typically would assign the collection of incentive rebates to the Company.

F-15

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Accounts receivable are recorded at net realizable value. The Company maintains allowances for the applicable portion of receivables when collection becomes doubtful. The Company estimates anticipated losses from doubtful accounts based upon the expected collectability of all accounts receivable, which take into account the number of days past due, collection history, identification of specific customer exposure, and current economic trends. Once a receivable is deemed to be uncollectible, it is written off against the allowance.

The write off related to rebate receivables are recorded as a reduction to revenues. During the years ended December 31, 2015 and 2014, the write off of rebate receivables amounted to $48,518 and $133,462, respectively.

The activity of the allowance for bad debts for the years ended December 31, 2015 and 2014 are as follow:

	2015	2014
Balance – beginning of year	$211,469	$-
Provision for bad debts	65,825	257,498
Addition from acquisition of ZHPV	11,047	-
Receivables written off	(100,920)	(46,029)
Balance – end of year	$187,421	$211,469

Accounts receivable, net consist of the following at December 31, 2015 and 2014:

	2015	2014
Customer receivables	$5,185,435	$829,478
Rebates receivable	364,080	940,172
Allowance for bad debts	(187,421)	(211,469)
Total, net	$5,362,094	$1,558,181

Customer Loans Receivable

The Company offers its customers who meet the Company’s credit eligibility standards the option to finance the purchase of solar energy systems through installment loans provided by SolarMax Financial. SolarMax Financial also provides secured financing for solar energy systems sold by other unrelated companies. All loans are secured by the solar energy systems financed. The outstanding loan balance is presented net of an allowance for loan losses. In determining the allowance for loan losses, the Company identifies significant customers with known disputes or collection issues and considers its historical level of credit losses and current economic trends that might impact the level of future credit losses. Customer loans receivable that are individually impaired are charged off against the allowance for loan losses.

The activity in the allowance for loan losses for the years ended December 31, 2015 and 2014 are as follow:

	2015	2014
Balance – beginning of year	$264,766	$-
Provision for loan losses	293,725	386,604
Loans receivable charged off	(118,657)	(121,838)
Balance – end of year	$439,834	$264,766

F-16

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Advances to suppliers

Advances to suppliers consist primarily of advance payments to suppliers for the purchases of solar panels, inverters and components.

Inventories, net

Inventories consist of (a) work in progress representing costs incurred on solar installations prior to completion of solar energy systems and (b) components principally consisting of photovoltaic modules, inverters, and construction materials, which are stated at the lower of cost (first-in first-out method) or market value. The Company reviews its inventories periodically for possible excess and obsolescence to determine if any reserves are necessary.

The estimate for excess and obsolete inventories is based on historical sales experience together with a review of the current status of existing inventories.

The activity in the reserve for excess and obsolete inventories for the years ended December 31, 2015 and 2014 are as follow:

	2015	2014
Balance – beginning of year	$23,000	$-
Provision for excess and obsolete inventories	290,390	132,084
Inventories written-off	(227,314)	(109,084)
Balance – end of year	$86,076	$23,000

Business Combinations

Business combinations are accounted for using the acquisition method in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the Company allocates the purchase price of a business acquisition based on the fair value of the identifiable tangible and intangible assets. The difference between the total cost of the acquisition and the sum of the fair values of the acquired tangible and identifiable intangible assets less liabilities is recorded as goodwill or bargain purchase gain. Management used third party appraisers to assist in estimating fair values, including the business enterprise value, which is based on estimated future cash flows (including timing) which are estimated using the income approach and discount rates reflecting the risk inherent in the future cash flows. Under ASC 805, acquisition related transaction costs (such as advisory, legal, valuation, and other professional fees) are expensed as incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed.

The indefinite-lived intangible asset represents a license to operate the Company’s LED business under US Segment. The definite-lived intangible asset consists of permit backlog, acquired through the acquisition of ZHTH business under PRC Segment and would be amortized proportionately with the future revenues earned on the backlog.

The Company reviews indefinite-lived intangible asset including goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may be impaired.

The Company performs its annual impairment test of goodwill each fiscal year or whenever events or circumstances change or occur that would indicate that goodwill might be impaired. When assessing goodwill for impairment, the Company uses qualitative and if necessary, quantitative methods in accordance with FASB ASC Topic 350 (“ASC 350”), Goodwill. The Company also considers its enterprise value and if necessary, the Company’s discounted cash flow model, which involves assumptions and estimates, including the Company’s future financial performance, weighted-average cost of capital and interpretation of currently enacted tax laws. Circumstances that could indicate impairment and require the Company to perform a quantitative impairment test include a significant decline in the Company’s financial results, a significant decline in the Company’s enterprise value relative to its net book value, an unanticipated change in competition or the Company’s market share and a significant change in the Company’s strategic plans.

F-17

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Based on the projected cash flows and operations of the Company’s LED business during the annual impairment test, the Company recognized an impairment loss of $320,079 related to goodwill associated with LED for the year ended December 31, 2015. There was no impairment loss associated with goodwill during the year ended December 31, 2014.

Property and Equipment

Property and equipment is initially stated at cost less accumulated depreciation and amortization. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are charged to operations as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives of the major classification of property and equipment are as follows:

Automobiles	5 years
Furniture and equipment	5-10 years
Leasehold improvements	Shorter of the asset’s useful life or lease term
Solar systems leased to customers	10-15 years

For the years ended December 31, 2015 and 2014, depreciation expense was $1,731,049 and $1,021,151, respectively.

Impairment of Long-Lived Assets

The Company’s long-lived assets include property, plant and equipment which include solar energy systems, leased and to be leased, and intangible assets acquired through business combinations.

In accordance with ASC 360, Property, Plant, and Equipment, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset, or group of assets, as appropriate, may not be recoverable. If the aggregate undiscounted future net cash flows expected to result from the use and the eventual disposition of a long-lived asset is less than its carrying value, then the Company would recognize an impairment loss based on the excess of the carrying value over the fair value.

During the year ended December 31, 2014, the Company recorded an impairment loss of $263,713 under US Segment, representing the carrying value of the CRM software that was acquired but was subsequently determined to be incompatible and therefore not usable. There was no impairment identified related to the CRM software for the year ended December 31, 2015.

During the years ended December 31, 2015 and 2014, the Company recorded impairment losses under US Segment of $810,075 and $1,035,895, respectively, related to certain solar systems that are leased to customers for which the carrying values of such systems were determined to be in excess of the estimated fair value.

Investments in Unconsolidated Joint Ventures

The Company uses the cost method of accounting for investments in companies in which it holds an interest of less than 20% and over which it does not have the ability to exercise significant influence. For entities in which the Company holds an interest of greater than 20% or in which the Company does have the ability to exercise significant influence, the Company uses the equity method of accounting for such investments.

F-18

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

The Company’s investments include privately-held companies where quoted market prices are not available and as a result, the cost method, combined with other intrinsic information, is used to assess the fair value of the investment. If the carrying value is above the fair value of an investment at the end of any period, the investment is considered for impairment. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. As of December 31, 2015 and 2014, no impairment charge was recorded.

Customer Deposits

Customer deposits represent customer down payments and progress payments received prior to the completion of the Company’s earnings process. The amount paid by the customer is refundable during the state and federally required cancellation period. Once the cancellation period has passed, the customer still may cancel the project but the Company is entitled to collect, or retain, for work that was completed and materials that were delivered. As of December 31, 2015 and 2014, customer deposits included in deposits amounted to $1,216,302 and $1,369,221, respectively and relate primarily to the customer deposits received from the US customers for the solar system and LED purchases. The Company accounts for customer deposits as liabilities and applies the deposits to the customer receivables when the revenues are recognized.

Vendor Bid Deposits

Vendor bid deposits represent cash deposits received by ZHPV on sealed bids from trade contractors interested in working on the EPC construction projects. Vendor bid deposits are 100% refundable. As of December 31, 2015, vendor bid deposits included in deposits amounted to $1,655,971. There were no vendor bid deposits at December 31, 2014.

Warranty liability

For the U.S. segment, the Company provides a limited installation services warranty that warrants the installation services related to the system owner’s photovoltaic modules and inverters (collectively, the “solar system”) to be free from defects in the installation services under normal application, use and service conditions for a period of 10 years from the first date of the original installation services. The manufacturer’s warranty on the solar energy systems’ components (primarily solar panels and inverters) , which is typically passed-through to the customers, is for 25 years. The Company records the accrual for its potential liability under the limited installation services warranty based on certain percentage of monthly revenues plus $300 per system that has undergone a permit to operate for the month. Management periodically reviews the accrual for the potential liability based on the past claims and payments in determining if the liability is adequate to cover future claims and if adjustments are required for the future monthly accrual. There is no separate warranty accrual provided by the Company for the manufacturer’s warranty since such warranty is covered by the equipment manufacturers .

For one solar system , the Company entered into a long-term commitment contract to maintain and clean the solar systems for a period of 20 years. The liability under this commitment included in other liabilities is $82,500 and $0 at December 31, 2015 and 2014, respectively.

Beginning in March 2015, the Company guarantees certain specified minimum solar energy production output for certain systems sold to customers generally for a term of up to ten years. The Company monitors the solar energy systems to ensure that these outputs are being achieved. The Company evaluates if any amounts are due to its customers and makes any payments periodically as specified in the customer contracts. Since this output guarantee was implemented in March 2015, the first measurement date and the resulting claims if any, would be a year from the program inception date which would be March 2016. As of December 31, 2015, the Company has not provided any specific accrual for this output guarantee and believes that the existing accrual for the limited installation service warranty would be adequate to cover the claims related to the systems that are subject to this output guarantee. Management is to monitor the claims under this program for the foreseeable future as more data becomes available in order to develop a separate estimate for this output guarantee.

F-19

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

For the years ended December 31, 2015 and 2014, the activities of the warranty liability to cover the limited installation services warranty, a long-term commitment as well as the production output guarantee recorded under other liabilities are as follows:

	2015	2014
Balance – beginning of year	$229,131	$43,398
Additional reserve	307,214	303,277
Expenditures	(153,430)	(117,544)
Balance – end of year	$382,915	$229,131

Deferred Revenues

The Company records as deferred revenue any amounts that are collected from customers, including lease prepayments, until the earnings process has been completed. As of December 31, 2015 and 2014, deferred revenue included in other liabilities related to customer prepayments, amounted to $741,417 and $677,766, respectively.

Income Taxes

The Company accounts for income taxes pursuant to the FASB ASC Topic 740. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company records net deferred tax assets to the extent they believe these assets will more likely than not be realized. In making such determination, they consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The Company has determined it is more likely than not that its deferred tax assets will not be realizable and has recorded a full valuation allowance against its deferred tax assets. In the event the Company is able to realize its deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

Topic 740-10 clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements in accordance with GAAP. The calculation of the Company's tax provision involves the application of complex tax rules and regulations within multiple jurisdictions. The Company's tax liabilities include estimates for all income-related taxes that the Company believes are probable and that can be reasonably estimated. To the extent that the Company’s estimates are understated, additional charges to the provision for income taxes would be recorded in the period in which the Company determines such understatement. If the Company's income tax estimates are overstated, income tax benefits will be recognized when realized.

The Company recognizes interest and penalties related to unrecognized tax positions as income tax expense. As of December 31, 2015 and 2014 the Company did not incur any related interest and penalties.

The Company considers the earnings of the non-U.S. subsidiaries to be indefinitely invested outside the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines a framework for determining fair value, establishes a hierarchy of information used in measuring fair value, and enhances the disclosure information about fair value measurements. ASC 820 provides that the “exit price” should be used to value an asset or liability, which is the price at which an asset could be sold or a liability could be transferred in an orderly process that is not a forced liquidation or distressed sale at the measurement date. ASC 820 also provides that relevant market data, to the extent available and not internally generated or entity specific information, should be used to determine fair value.

F-20

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

ASC 820 requires the Company to estimate and disclose fair values on the following three-level hierarchy that prioritizes market inputs.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, accounts receivable, inventories, other current assets, accounts payable, deposits, taxes payable, and accrued payroll and expenses approximates fair value because of the short maturity of these instruments.

The following table presents the fair value and carrying value of the Company’s loans receivable and borrowings as of December 31, 2015:

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Assets
Customer loans receivable	$-	$-	$42,465,690	$42,465,690

Liabilities
Bank and auto loans	$-	$1,627,022	$-	$1,627,022
Term loan	$-	$-	$2,900,301	$3,142,474
Loans from related parties	$-	$-	$40,413,257	$46,231,064

The following table presents the fair value and carrying value of the Company’s loans receivable and borrowings as of December 31, 2014:

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Assets
Customer loans receivable	$-	$-	$36,008,710	$36,008,710

Liabilities
Bank and auto loans	$-	$4,010,750	$-	$4,010,750
Loans from related parties	$-	$-	$35,500,000	$42,500,000

Customer loans receivable - The fair value of customer loans receivable is calculated based on the carrying value and unobservable inputs which include the credit risks of the customers, the market interest rates and the contractual terms. The Company’s underwriting policies for the customer loans receivable have not changed significantly since the origination of these loans. The overall credit risk of the portfolio also has not significantly fluctuated as evidenced by the minimal historical write-offs, and lastly the market interest rates have remained relatively consistent since the origination of the loans.

Bank loan and auto loans - The fair value of such loans payable had been determined based on the variable nature of the interest rates and the proximity to the issuance date.

F-21

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Other loan – The fair value of other loan payable had been determined based on 8.3% weighted average interest rate on the recent borrowings from lenders in PRC.

Loans from related parties – The related party loans were issued at the fixed annual interest rates of 3% in US Segment and 6% in PRC Segment, and the fair value of the loans has been estimated by applying the prevailing borrowing annual interest rates at the corresponding segment for a comparable loan term which the Company estimated to be 4.8% in US Segment and 8.3% in PRC Segment to the estimated cash flows through the maturities of the loans.

The Company follows ASC Subtopic 825-10 (“ASC 825-10”), Fair Value Option. ASC 825-10 permits entities to elect to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value options for any assets or liabilities, which were not previously carried at fair value. Accordingly, the adoption of ASC 825-10 had no impact on the Company’s consolidated financial statements.

Non-recurring fair value measurement

During the years ended December 31, 2015 and 2014, the Company recorded impairment charges related to the solar systems of $810,075 and $1,035,895 under US Segment, respectively. The adjustments fall within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs to determine the fair values. The fair values were determined using a discounted cash flow method, and the amount and timing of future cash flows within the analysis were based on the stipulated lease payments and management’s estimate of the value of electricity the asset will generate beyond the lease term. The fair values of the solar assets included in property and equipment were determined to be $125,582 and $1,220,715 as of December 31, 2015 and 2014, respectively.

Advertising Costs

The Company charges advertising and marketing costs related to radio, internet and print advertising to operations as incurred. Advertising and marketing costs which is a component of general and administrative expenses for the years ended December 31, 2015 and 2014 were $ 2,020,732 and $2,456,458, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all share-based payments granted to employees, net of estimated forfeitures, over the employee requisite service period based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported.

Foreign Currency

Amounts reported in the consolidated financial statements are stated in United States dollars, unless stated otherwise. The Company’s subsidiaries in the PRC use the Chinese renminbi (“RMB”) as their functional currency and all other subsidiaries use the United States dollar as their functional currency. For subsidiaries that use the local currency as the functional currency, all assets and liabilities are translated to United States dollars using exchange rates in effect at the end of the respective periods and the results of operations have been translated into United States dollars at the weighted average rates during the periods the transactions were recognized. Resulting translation gains or losses are recognized as a component of other comprehensive income (loss).

In accordance with ASC 830, Foreign Currency Matters, the Company translates the assets and liabilities into United States dollars using the rate of exchange prevailing at the balance sheet date and the statements of operations and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from RMB into United States dollar are recorded in stockholders’ equity as part of accumulated other comprehensive income.

F-22

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Comprehensive Income (Loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, Comprehensive Income. Under ASC 220, the Company is required to report comprehensive income (loss), which includes net income (loss) as well as other comprehensive income (loss). The only significant component of other comprehensive income (losses) as of December 31, 2015 is the currency translation adjustment. There were no significant other comprehensive income (losses) component as of December 31, 2014.

Segment Information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the executive team, which is comprised of the chief executive officer and the chief financial officer. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has two operating and reporting segments as of and for the year ended December 31, 2015: United States and PRC. The Company has one operating and reporting segment as of and for the year ended December 31, 2014 which is United States.

Net income (loss) per share

The Company calculates net income (loss) per share by dividing earnings (losses) allocated to common stockholders by the weighted average number of common shares outstanding for the period. Diluted weighted average shares is computed using basic weighted average shares plus any potentially dilutive securities outstanding during the period using the treasury-stock-type method and the if-converted method, except when their effect is anti-dilutive. Potentially dilutive securities are excluded from the computation of dilutive EPS for the years ended December 31, 2015 and 2014 in which the effect would be antidilutive.

Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

Recent Accounting Standards

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, affecting public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities. The ASU will take effect for fiscal years beginning after December 15, 2017. The Company is currently assessing the adoption and impact of ASU on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes that companies that present a classified balance sheet are required to classify all deferred taxes as non-current assets or noncurrent liabilities. The standard is effective for interim and annual periods beginning after December 15, 2016. The adoption of ASU 2016-01 will not have a material impact on the Company’s consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustment from a business combination. GAAP currently requires that during the measurement period, the acquirer retrospectively adjust provisional amounts recognized at the acquisition date with a corresponding adjustment to goodwill. The acquirer must revise comparative information for prior periods presented in financial statements as needed. ASU 2015-16 eliminates the requirement to retrospectively account for those adjustments. ASU 2015-16 is effective for annual periods beginning after December 15, 2016. The adoption of ASU 2015-16 will not have a material impact on the Company’s consolidated financial statements.

F-23

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

In July 2015, the FASB issued ASU 2015-11 Simplifying the Measurement of Inventory, whose objective is to simplify the subsequent measurement of inventory by using only the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. The Company is currently assessing the adoption and impact of this ASU on the Company’s consolidated financial statements.

In August 2014, the Financial Accounting Standards Board issued (ASU) No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40) , to provide guidance within GAAP requiring management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and requiring related disclosures. The ASU is effective for annual periods ending after December 15, 2016. The adoption of ASU 2014-15 will not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued FASB ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides a five-step process to achieve that core principle. In August 2015, the FASB issued FASB ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, which deferred the effective date of ASU 2014-09 by one year. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In March 2016, the FASB issued FASB ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”. ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the implementation guidance in Topic 606 for identifying performance obligations and determining when to recognize revenue on licensing agreements for intellectual property. In May 2016, the FASB issued ASU No. 2016-11, “Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting.” ASU 2016-11 rescinds certain SEC staff comments previously made in regard to these ASU’s. We are currently evaluating the effect that the adoption of ASU 2014-09, ASU 2015-14, ASU 2016-08, ASU 2016- 10 and ASU 2016-11 will have on our consolidated financial statements.

3. Business Combinations

As discussed in Note 1, on April 28, 2015 the Company acquired the equity of ZHTH through a share exchange agreement. On the same date, the Company also acquired the equity of ZHPV through a share exchange agreement. The share exchange agreement for ZHPV was amended on May 12, 2016 to revise certain terms including adjusting the total consideration retroactively to the original acquisition date of April 28, 2015.

The purchase price for ZHTH consisted of cash of RMB 200,000 (approximately $32,786) and 2,400,000 shares of the Company’s common stock of SolarMax valued at $3.10 per share , or $7,440,000 in aggregate, to be earned and vested upon achieving specified milestones related to procurement of solar system projects through December 31, 2017. The specified milestones had been met as of December 31, 2015 and accordingly, all shares of the common stock paid related to the transaction are fully vested as of December 31, 2015. ZHTH is engaged in the business of identifying and procuring solar system projects for resale to third party developers and related services in the PRC.

The purchase price for ZHPV consisted of 1,000,000 shares of the common stock of SolarMax valued at $3.10 per share or $3,100,000 in aggregate pursuant to the share exchange agreement , as amended . The 1,000,000 shares are pledged to the Company pursuant to a stock pledge agreement dated April 28, 2015 between the Company and the previous owners of ZHPV to ensure compliance of certain seller post-closing obligations. The ZHPV share exchange agreement, as amended, also includes a contingency for the Company to pay the sellers’ liquidated damages of RMB 10,000,000 (approximately $1.6 million) in the event the Company fails to file a registration statement on Form S-1 with the United States Securities Exchange Commission within one year from the effective date of the amendment or May 12, 2017. ZHPV is engaged in the business of engineering, procuring and constructing solar systems in the PRC.

F-24

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Effective on May 12, 2016, in conjunction with the execution of the amendment to the share exchange agreement for ZHPV, ZHPV entered into a debt settlement agreement (the “Debt Settlement Agreement”) with one of the former owners of ZHPV, Uonone Group Co., Ltd., (“Uonone Group”) pursuant to which both parties agreed to settle a list of pending business transactions entered by the two parties during the period from December 31, 2012 to December 31, 2015, and Uonone Group agreed to pay ZHPV RMB 8,009,715.61 on or before November 30, 2016. The financial impact of the Debt Settlement Agreement was retrospectively adjusted to the acquisition date of April 28, 2015 which reflects a receivable balance from Uonone Group in the amount of $ 1,570,107 based on the exchange rate on the acquisition date. As of December 31, 2015, the receivable balance due from the Uonone Group was $1,661,740 which is expected to be repaid on or before November 30, 2016 pursuant to the Debt Settlement Agreement.

The fair value of the Company’s common stock priced of $3.10 per share on the acquisition date was based on the fair value of the common stock as of December 31, 2014 determined by an independent valuation specialist taking into account the Company’s cash flow projections primarily on the US Segment.

The acquisitions were recorded as business combinations under ASC 805, with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date. The Company recorded the tangible and identified intangible assets purchased and liabilities assumed based on their estimated fair values as of the acquisition date and allocated the remaining purchase consideration to goodwill. Goodwill is attributable to the workforce of the acquired businesses at ZHTH and ZHPV and the expected synergies expected to arise after SolarMax’s acquisitions. All acquisition related costs were expensed as incurred and were not material.

The purchase price allocations are as follows based in the currency exchange rate on the acquisition date:

	ZHTH	ZHPV	Total
Assets -
Cash	$8,110	$257,943	$266,053
Accounts receivable	-	6,243,158	6,243,158
Advances to suppliers	385	824,283	824,668
Due from seller	-	1,252,793	1,252,793
Other current assets	4,755	265,409	270,164
Deferred tax assets	-	1,575,107	1,575,107
Investment in unconsolidated joint venture	-	237,701	237,701
Goodwill	6,410,132	2,380,358	8,790,490
Permit backlog	1,430,000	-	1,430,000
Property and equipment	2,500	301,525	304,025
Total asset acquired	7,855,882	13,338,277	21,194,159

F-25

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

	ZHTH	ZHPV	Total
Liabilities -
Accounts payable	-	(7,135,091)	(7,135,091)
Taxes payable	(38)	(1,003,113)	(1,003,151)
Accrued expenses	-	(1,902,844)	(1,902,844)
Other current liabilities	(25,558)	(197,229)	(222,787)
Deferred tax liabilities	(357,500)	-	(357,500)
Total liabilities assumed	(383,096)	(10,238,277)	(10,621,373)
Total consideration	$7,472,786	$3,100,000	$10,572,786

Permit Backlog

On the acquisition date, ZHTH held a number of permits for the approved solar farm projects. The permit backlog valued at $1,430,000 represents a total of 130 Megawatt (“MW”) of contract backlog that existed as of the acquisition date that ZHPV anticipated to materialize and receive future cash flows through 2017. The permit backlog intangible asset and will be amortized proportionately with the cash flows to be earned from these permit backlog through 2017.

Supplemental pro forma data (unaudited)

The following supplemental pro forma data summarizes the consolidated results of operations of the Company for the periods presented, as if the acquisitions were completed as of January 1, 2014. The supplemental pro forma information presented is for information purposes only and is not necessarily indicative of the consolidated financial position or results of operations that would have been realized if the transactions had been completed on the date indicated, does not reflect synergies that might have been achieved, nor is it indicative of future consolidated operating results or financial position.

Supplemental pro forma data for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
Revenue	$37,951,357	$84,853,084
Cost of Revenue	26,353,329	70,411,022
Net loss	$(7,468,498)	$(8,144,520)

4. Customer Loans Receivable

The Company provides financing to qualified customers to purchase residential or commercial photovoltaic systems in the United States. Depending on the credit rating of customers, the interest rate ranges from 0.00% to 10.99% per annum and contract terms range from three to fifteen years. The Company acquires security interests in the photovoltaic systems financed.

F-26

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Customer loans receivable consist of the following at December 31:

	2015	2014
Customer loans receivable, gross	$42,905,524	$36,273,476

Less: allowance for loan losses	(439,834)	(264,766)
Customer loans receivable, net	42,465,690	36,008,710

Less: current portion, net	6,654,789	5,304,270

Customer loans receivable, non-current	$35,810,901	$30,704,440

The Company is exposed to credit risk on the customer loans receivable. Credit risk is the risk of loss arising from the failure of customers to meet the terms of their contracts with the Company or otherwise fail to perform as agreed. As of December 31, 2015 and 2014, the allowance for loan losses was $439,834 and $264,766, respectively.

Principal maturities of the customer loans receivable at December 31, 2015 are summarized as follows:

Years ending December 31,	Amount
2016	$6,654,789
2017	6,108,262
2018	5,812,963
2019	5,123,675
2020	4,495,037
Thereafter	14,710,798
Total loans receivable	$42,905,524

Total interest income on the customer loans receivable that is included in revenues, was $2,424,441 and $1,727,189 for the years ended December 31, 2015 and 2014, respectively.

5. Inventories, net

Inventories at December 31, 2015 and 2014 consist of the following:

	2015	2014
Work-in-process	$1,862,355	$2,371,535
Solar panel, inverter and components	2,116,806	2,988,726
LED lights	679,639	554,571
Reserve for excess and obsolescence	(86,076)	(23,000)

Total inventories, net	$4,572,724	$5,891,832

The Company recorded an expense of $290,390 and $132,084 for the excess and obsolete inventory during the years ended December 31, 2015 and 2014, respectively.

F-27

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

6. Other Current Assets

Other current assets consist of the following as of December 31, 2015 and 2014:

	2015	2014
Demand promissory note	$700,000	$-
Receivable from sellers of ZHPV	1,661,740	-
Prepaid expenses	271,783	389,543
Other receivables	172,909	155,622
Accrued interest receivable	163,712	-
Total	$2,970,144	$545,165

On August 19, 2015, the Company provided an unsecured demand loan of $700,000 to an LED customer to finance its operations on a short-term basis . The interest rate was 8% per year. The entire principal and interest totaling $737,737 was repaid on May 3, 2016.

As discussed in Note 3, on May 12, 2016 ZHPV entered into a debt settlement agreement with Uonone Group, one of the former shareholders of ZHPV pursuant to which Uonone Group agreed to repay the net amount owed by them to ZHPV in the amount of RMB 8,009,716 (approximately f $1,661,740 ) as of December 31, 2015 on or before November 30, 2016.

7. Goodwill and Intangible Assets, Net

Goodwill and intangible assets, net consisted of the following components:

	December 31, 2015			December 31, 2014
	Gross	Accumulated Amortization	Net Carrying Amount	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets
Permit backlog	$1,343,738	$-	$1,343,738	$-	$-	$-
Indefinite -lived intangible assets
License (LED)	364,000		364,000	364,000		364,000
Total	$1,707,738	$-	$1,707,738	$364,000	$-	$364,000
Goodwill	$8,260,219		$8,260,219	$320,079		$320,079

As of December 31, 2015, the Company performed an annual goodwill impairment test on the $320,079 goodwill derived from the acquisition of Act One and determined that an impairment existed that requires the entire amount of goodwill to be impaired. Accordingly, an impairment loss was recorded for $320,079 for the year ended December 31, 2015. There was no impairment of goodwill recorded for the year ended December 31, 2014.

F-28

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Activity of goodwill for the years ended December 31, 2015 and 2014 is as follow:

	2015	2014
Balance – beginning of year	$320,079	$320,079
Addition from acquisitions (PRC Segment)	8,790,490	-
Impairment (US Segment)	(320,079)	-
Effect of exchange rate	(530,271)	-
Balance – end of year	$8,260,219	$320,079

No amortization expense has been recorded for the year ended December 31, 2015 since no revenue related to the permit backlog has been recognized. The permit backlog balance as of December 31, 2015 is expected to be amortized during 2016 and 2017 proportionately with the cash flows earned from these permit backlogs through 2017. .

8. Investments in Unconsolidated Joint Ventures

At December 31, 2015 and 2014, the Company has the following unconsolidated joint ventures accounted under the equity method of accounting:

Investee	Equity Investment Ownership	Profit rate of distribution

Alliance Capital 1, LLC (“A#1”)	30%	40%
Alliance Capital 2, LLC (“A#2”)	30%	30%
Alliance Capital 3, LLC (“A#3”)	30%	30%
Changzhou SolarMax Technology (“Changzhou”)	30%	30%

Activity in investments on unconsolidated joint ventures for the year ended December 31, 2015 consisted of the following:

Type	Investees	Balance December 31, 2014	Distribution	Share of Investee’s Net Income		Balance December 31, 2015
Equity	A#1	$981,348	$(294,000)	$198,906	*	$886,254
Equity	A#2	1,241,312	(207,000)	13,814		1,048,126
Equity	A#3	434,061	(87,000)	11,153		358,214
Equity	Changzhou	770,580	-	126,845		897,425
	Total	$3,427,301	$(588,000)	$350,718		$3,190,019

* The Company’s share of investee’s net income for A#1 investee includes an adjustment of $222,026 of additional A#1’s net income attributable to the Company. This adjustment represents the impact of the basis difference in certain property, plant and equipment of A#1.

In connection with the acquisition of ZHPV in April 2015, the Company acquired a 29% investment in Ejinaqi Enfei New Energy Co., Ltd., a PRC company. In November 2015, ZHPV disposed of its entire investment and received its original amount of investment in cash of RMB 1,450,000 (approximately $231,153). No gain or loss was recognized in connection with the disposal of this investment. There were no profits or losses from this entity during 2015 since it has been inactive since its inception in March 2013.

F-29

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Activity in investments on unconsolidated joint ventures for the year ended December 31, 2014 consisted of the following:

Type	Investee	Balance December 31, 2013	Distribution	Share of Investee’s Net Loss	Balance December 31, 2014
Equity	A#1	$1,009,809	$-	$(28,461)	$981,348
Equity	A#2	1,353,813	(102,000)	(10,501)	1,241,312
Equity	A#3	452,993	-	(18,932)	434,061
Equity	Alliance Capital	400	(400)	-	-
Equity	Changzhou	795,455	-	(24,875)	770,580
Cost	Other	611	-	(611)	-
Total		$3,613,081	$(102,400)	$(83,380)	$3,427,301

The following tables present the summary of the condensed combined financial statements for the Company’s four unconsolidated joint ventures as of and for the years ended December 31, 2015 and 2014:

Balance Sheets (Unaudited)	2015	2014
Current assets	$2,185,363	$3,613,452
Non-current assets	10,617,962	8,738,263
Total assets	$12,803,325	$12,351,715

Current liabilities	$3,265,923	$1,008,605
Members’ capital	9,537,402	11,343,110
Liabilities and members’ capital	$12,803,325	$12,351,715

Income Statements (Unaudited)	2015	2014
Revenue	$6,832,739	$3,460,022
Gross profit	$2,988,444	$1,919,351
Net income (loss)	$358,619	$(341,355)

F-30

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

9. Financing Arrangements

At December 31, 2015 and 2014, the Company had the following borrowings:

	2015	2014
A $5,000,000 term loan payable to Cathay Bank dated July 17, 2013, interest accrues at variable rate (5.0% and 4.75% at December 31, 2015 and 2014, respectively) and matures July 20, 2016. The loan is secured by certain assets of the Company.	$1,510,637	$3,827,336
A $1,000,000 variable interest revolver loan from Cathay Bank dated July 17, 2013 and matures November 30, 2016. No amounts were drawn as of December 31, 2015 and 2014.	-	-
Various auto loans payable, interest accrues at 4.34%-4.69% with maturities in 2017 and 2018	116,385	183,414
A RMB 20.4 million term loan from a third party, due on June 30, 2016, non-interest bearing. The loan was repaid on April 19, 2016,	3,142,474	-
A RMB 50 million line of credit from the same third party above, due on June 30, 2016 with a 12% annual fixed interest rate. No amounts were outstanding as of December 31, 2015.	-	-
Total	$4,769,496	$4,010,750

On December 23, 2015, the $1,000,000 revolver loan with Cathay Bank with the original maturity of December 31, 2015 was temporarily extended to February 29, 2016. On January 22, 2016, the Company repaid $1,000,000 of the outstanding principal balance on the Cathay Bank term loan with the proceeds from the revolver loan. After this payment, the term loan has a remaining unpaid balance of $420,049 which would be repaid through the loan maturity date of July 20, 2016. On March 30, 2016, the Company completed the renewal of the revolver loan which further extends the maturity from February 29, 2016 to November 30, 2016.

On October 19, 2015, ZHPV entered into a line of credit agreement with an unrelated party (the “Unrelated Creditor”) to borrow up to a maximum amount of RMB 50 million (approximately $7.7 million) (“LOC”). The LOC bore a fixed interest rate at 12% per annum and matured on June 30, 2016. The line of credit was guaranteed by a PRC-based company which is also one of SolarMax’s significant stockholders (“AMD”). The RMB 30 million loan was drawn down in 2015 and repaid on December 31, 2015. Total interest incurred and paid on the loan through December 31, 2015 was $95,650.

On November 15, 2015, ZHPV entered into a term loan agreement with the Unrelated Creditor to borrow RMB 20.4 million (approximately $3.1 million). The maturity date of the loan was June 30, 2016 and the loan was non-interest bearing. The loan was repaid on April 19, 2016.

Total interest expense incurred was $1,602,498 and $1,208,833 (including interest on loans from related parties) for the years ended December 31, 2015 and 2014 and accrued interest payable was $2,536 and $6,060 at December 31, 2015 and 2014, respectively. The weighted average interest rates on short-term loans outstanding for SolarMax were 7.51% and 4.74%, respectively, as of December 31, 2015 and 2014. The Company has certain financial covenants associated with the Cathay Bank loans and was not in compliance with certain of these covenants as of December 31, 2015 and 2014. The Company received waivers for these covenant violations as of December 31, 2015 and 2014 from Cathay Bank.

In conjunction with the $3,000,000 and $2,000,000 term loans entered into with Cathay Bank in August 2011, the Company issued to the lender warrants to purchase 70,000 shares of the Company’s common stock. On October 22, 2015, the warrants were cancelled following a settlement payment by the Company in the amount of $75,600. The related gain on cancellation of the warrants of $41,400 is included in other income.

F-31

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Loans from related parties

	2015	2014
Loan from related parties - current portion	$1,231,064	$1,000,000
Loans from related parties, non-current	45,000,000	41,500,000
Total	$46,231,064	$42,500,000

The principal stockholders of the Company consist of its chief executive officer, chief financial officer and executive vice president, who are also the owners and management of SMX Properties, LLC (“SMXP”) and Inland Empire Renewable Energy Regional Center (“IERE”) and its subsidiaries: Clean Energy Center (“CEC”), Clean Energy Funding, LP (“CEF”), and Clean Energy Funding II, LP (“CEF II”). The Company’s chief executive officer and executive vice president , and one of its minority stockholders are also the principals of Fallow Field, LLC. SMXP, IERE and Fallow Field are not consolidated by the Company.

On January 3, 2012, CEF entered into a loan agreement with SREP, a wholly-owned subsidiary of the Company. Under the agreement, CEF agreed to make a loan to SREP in an amount not to exceed $45,000,000. The proceeds of the loan are advanced in increments of $2,500,000 and CEF may determine in its sole and absolute discretion to advance a lesser amount. The loan accrues interest at a fixed interest rate of 3% per annum, payable quarterly in arrears. Each advanced principal amount is due and payable 48 months from the advance date or the U.S. Immigration Form I-829 approval date if longer. As of December 31, 2015 and 2014, the principal loan balance was $45,000,000 and $42,500,000, respectively.

On August 26, 2014, CEF II entered into a loan agreement with LED, a wholly-owned subsidiary of the Company, for up to $13,000,000. The proceeds of the loan would be used by LED for its operations. The loan accrues interest at a fixed interest rate of 3% per annum, payable quarterly in arrears. Principal is due and payable in 48 months or the U.S. Immigration Form I-829 approval date if longer. As of December 31, 2015 and 2014, the principal loan balance was $1,000,000 and $0, respectively.

On December 29, 2015, ZHPV entered into an unsecured loan agreement with Changzhou, one of the 30% equity-method investees of SolarMax. Under the agreement, ZHPV can borrow up to RMB 2 million (approximately $308,086) from Changzhou with a 6% fixed annual interest rate for three months. The outstanding balance on the loan was RMB 1.5 million (approximately $231,064 ) as of December 31, 2015. Another RMB 0.5 million (approximately $77,021 ) was drawn down subsequently on January 10, 2016. The entire loan was repaid on March 10, 2016 in the total amount of RMB 2,022,917 million (approximately $311,616 ), including principal and interest.

For the years ended December 31, 2015 and 2014, total interest expense incurred on related party loans was $1,349,877 and $980,137, respectively.

Principal maturities for the financing arrangements as of December 31, 2015 are as follows:

	Term Loan	Auto Loans	Other Loan	Related Party Loans	Total
2016	$1,510,637	$57,147	$3,142,474	$1,231,064	$5,941,322
2017	-	52,116	-	14,000,000	14,052,116
2018	-	7,122	-	1,500,000	1,507,122
2019	-	-	-	25,000,000	25,000,000
2020	-	-	-	4,500,000	4,500,000
	$1,510,637	$116,385	$3,142,474	$46,231,064	$51,000,560

F-32

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

10. Other Related Party Transactions

Revenue

Between 2011 and 2013, the Company entered into several commercial sales construction contracts with Alliance Capital 2, LLC, Alliance Capital 3 LLC, and Alliance Capital 4 LLC, and the last Alliance project was completed in 2013. The Company has a 30% equity interest in each of the Alliance entities. There was no open projects and revenue earned from construction contracts with any of the Alliance entities during the year ended December 31, 2014.

The receivable and payable balances from Alliance entities and related activities during the year ended December 31, 2014 were as follows:

	December 31, 2013		2014 Activities
	Receivable	Payable	Collected	Written Off
Alliance Capital 1, LLC	$21,672	$-	$(21,672)	-
Alliance Capital 2, LLC	167,182	(760,480)	(167,182)	760,480
Alliance Capital 3, LLC	1,171,267	-	-	(1,171,267)
Alliance Capital 4, LLC	116,501	-	-	(116,500)
Totals	$1,476,622	$(760,480)	$(188,854)	$(527,287)

During the year ended December 31, 2014, the Company reached a verbal agreement with the Alliance entities that the balances owed by the Alliance entities would not be repaid and such balances may be used to offset the payable balance due from the Company. Accordingly, the Company wrote off the net receivable balance due from the Alliance entities in the amount of $527,287 as of December 31, 2014 which was recorded as provision under the bad debts.

The Company provides asset management and accounting services to the three Alliance joint ventures under the management contract and business services agreement dated January 20, 2011 between Alliance Solar Capital I, LLC and the Company, pursuant to which the Company is to receive 3% of revenues collected from SREC and payments from public utilities received by the Alliance entities. The provisions of this agreement also extend to services rendered for A#2 and A#3, however, there is no formal agreement executed for these entities. Total fees earned by the Company from the Alliance entities included in consolidated revenues during the years ended December 31, 2015 and 2014 were $2,976 and $13,443, respectively.

From time to time, the Company made advances for expenses related to the three Alliance entities. At December 31, 2015 and 2014, the Company had a receivable from Alliance 1 related to the insurance premiums paid by the Company on behalf of Alliance 1 in the amount of $34,461 and $21,575, respectively.

Lease Agreements

On November 28, 2012, the Company entered into a lease agreement with SMXP to lease the building that is currently the Company’s corporate headquarters . The general terms of the lease are as follows:

I.	Term: Four-year lease commencing on January 1, 2013 and ending on December 31, 2016.
II.	Base Rent: $50,323/per month, payable on the first of day of each month commencing on June 1, 2013.
III.	Security Deposit: $100,000
IV.	Tenant improvements allowance: $300,000
V	Right to holdover: the Company has the right to renew the lease at the end of the lease term. SolarMax can purchase the property at the fair market value of the property on the date of purchase at the discretion of SMXP.

On April 28, 2014, the Company, through its consolidated affiliates entered into two sublease agreements for its Diamond Bar office with IERE. The terms of the leases were for five years commencing on May 1, 2014 with a total base monthly rent of $11,200. These leases were cancelled effective on January 1, 2015 and replaced with new leases entered into on January 2, 2015 with Fallow Field, LLC discussed below.

F-33

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

At December 31, 2015 and 2014, the Company had a receivable from SMXP in the amount of $36,901 related to advances by SREP for utilities and certain operating expenses on behalf of SMXP’s tenant, and $300,000 related to tenant improvements under the lease, respectively.

On January 2, 2015, the Company, through its consolidated affiliates entered into two lease agreements for its Diamond Bar office with Fallow Field, LLC. Fallow Field, LLC is owned and managed by the Company’s chief executive officer, executive vice president and a minority stockholder of the Company. The general terms of the leases as follow:

I.	Term: Five-year lease commencing on January 1, 2015 and ending on December 31, 2019.
II.	Base Rent: a total of $14,800/per month for leases with 2% base rent increase each subsequent year.
III.	Right to holdover: the Company has the right to extend the lease for one five-year period upon the termination of the lease term.

For the years ended December 31, 2015 and 2014, total related party rental expense included in general and administrative expenses for the Riverside, CA corporate headquarters and the Diamond Bar, CA office, was approximately $718,572 and $630,572, respectively. At December 31, 2015 and 2014, the Company had a receivable from SMXP related to the unpaid tenant improvements allowance of $0 and $300,000, respectively.

The Company entered into a facility lease for its City of Industry office with MaxGroup Corporation from May 1, 2009 through July 31, 2014. MaxGroup Corporation is owned by a board member and a shareholder of the Company. Total rental expense incurred by the Company for the facility lease with MaxGroup Corporation was $14,000 for the year ended December 31, 2014.

Professional Services

The Company has been engaging Simon & Edward, LLP to perform certain accounting and tax services. Simon & Edward, LLP is owned by the Company’s CFO. Total professional fees and expenses paid to the two professional firms were approximately $1,535 and $75,000 for the years ended December 31, 2015 and 2014, respectively.

From April 29, 2015 to December 31, 2015, ZHTH has engaged a CPA firm located in Nanjin, PRC to perform certain professional services for which an executive employee of ZHPV is one of its partners. The total professional fees and expenses paid to this CPA firm during this period was approximately $30,808 with a payable of $15,404 as of December 31, 2015.

From April 29, 2015 to December 31, 2014, Golden SolarMax provided certain professional services to Changzhou, the 30% equity method investee of SolarMax in the PRC. The professional fee earned was $68,874 and recognized under other income for the year ended December 31, 2015.

F-34

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

11. Accrued Expenses

Accrued expenses consist of the following as of December 31, 2015 and 2014:

	2015	2014
Accrued payroll and commissions	$497,775	$126,361
Accrued professional and other expenses	885,903	358,531
Credit card payable and others	572,183	558,026
Interest payable	109,866	6,060
VAT tax payable	500,057	-
Sales and other taxes payable	501,411	252,630
Total	$3,067,195	$1,301,608

The Company recognizes its revenue in the PRC net of value-added taxes (“VAT”). The Company is subject to VAT at the rate of 17% which is levied on the procurement cost for materials purchased and collected at the invoiced value of sales provided to customers. The Company accounts for VAT on a net basis . The contractual amount related to the designing, and EPC provided is subject to 3% sales tax and other taxes which is included as part of cost of revenue . Effective May 1, 2016, the service provided related to the designing, engineering and construction is subject to 6% VAT pursuant to the new Tax Law enacted in the PRC . As of December 31, 2015 and 2014, VAT tax payable were $500,057 and $0, respectively.

12. Commitments and Contingencies

Operating Leases

The Company has operating leases for office facilities and office equipment both in the United States and in the PRC. The lease payments are fixed for the initial term of the leases.

Future minimum lease commitments for office facilities and equipment as of December 31, 2015, are as follows:

Years ending December 31,	Related Parties	Others	Total
2016	$725,820	$492,708	$1,218,528
2017	184,848	342,144	526,992
2018	184,848	40,868	225,716
2019	184,848	30,650	215,498
Total lease payments	$1,280,364	$906,370	$2,186,734

For the years ended December 31, 2015 and 2014, rent expense for office facilities and equipment was $947,649 and $837,029, respectively (including the related party rental expense – see Note 10).

Legal Settlement

On May 16, 2013, the Company (“Respondent”) and China Sunergy (“Nanjing”) Co., Ltd. (“Claimant”) concluded arbitration through China International Economic and Trade Arbitration Commission (“CIETAC”) which resulted in a settlement in the amount of $2,500,000. The settlement was related to a payment dispute originated in 2010 from a series of solar sales contracts between the parties. The settlement is to be made in three installments; $1,000,000 on May 31, 2013, $1,000,000 on December 31, 2013, and $500,000 on or before June 30, 2014. An amount of $500,000 was accrued for at December 31, 2013 and was fully paid in 2014.

F-35

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

Pending Litigation

On June 24, 2015, Michael McCaffrey, the Company’s former chief financial officer , filed a lawsuit against the Company, its chief executive officer, its current chief financial officer, and its executive vice president with various claims related to violation of California labor code, discrimination based on national origin, ancestry, ethnicity and race, retaliation, harassment based on national origin, ancestry, ethnicity and race, failure to take all reasonable steps to prevent discrimination and harassment, wrongful termination in violation of public policy, failure to pay wages and intentional infliction of emotional distress and included allegations of financial improprieties and fraudulent and illegal activities . Management of the Company believes all of the claims are without merit and is currently working with its counsel to vigorously defend on these claims. The  Company petitioned the court to transfer the matter to arbitration pursuant to its agreement with Mr. McCaffrey , and the court ordered the matter to be submitted to arbitration .  An arbitrator has been selected and agreed upon by both parties. The arbitration is scheduled to start on May 30, 2017. The ultimate outcome of the arbitration cannot be determined at the present time. Management does not expect the ultimate outcome will have a material adverse effect on the Company’s consolidated financial position or results of operations.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual relationships, product liability claims, and a variety of other matters. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company’s financial position or results of operations.

Employment Agreement

On February 3, 2015, the Company entered into a two-year employment agreement with the president of the Company’s China operations, pursuant to which the Company pays him an annual salary of RMB 360,000 (approximately $53,000). The Company also pays the president of the China operations approximately $85,000 from its United States segment.

1 3 . General and Administrative Expenses

General and administrative expenses consist of the following as of December 31, 2015 and 2014:

	2015	2014
Compensation and benefits	$6,824,635	$8,008,799
Depreciation and amortization	1,731,049	1,021,151
Selling and marketing expenses	2,020,732	2,456,458
Leasing and rental expenses	964,758	837,029
Other operating expenses	4,965,229	3,989,327
Total	$16,506,403	$16,312,764

14. Stockholders’ Equity

Stock Option Plan

From time to time, the Company grants non-qualified stock options to its employees and consultants for their services. Option awards are generally granted with an exercise price equal to the estimated fair value of the Company’s stock at the date of grant; those option awards vest between 18 months and 36 months of continuous service and have contractual terms ranging from three to five years. The vested options are exercisable for three months after the termination date unless (i) termination is due to optionee’s death or disability, in which case the option shall be exercisable for 12 months after the termination date, or (ii) the optionee is terminated for cause, in which case the option will terminate.

F-36

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

SolarMax estimates the fair value of stock options using a Black-Scholes option pricing model. The model requires input of assumptions regarding the expected term, expected volatility, dividend yield, and a risk- free interest rate. Options were granted at the fair value of the Company’s common stock on grant dates and a simplified method used to estimate the expected term of the options granted during the year ended December 31, 2015. There were no grants during the year ended December 31, 2014. The weighted average assumptions that were used to calculate the grant date fair value of employee stock option grants for the years ended December 31, 2015 are as follows:

2015
Expected term (years)	4.79
Expected volatility	89.7%
Risk-free interest rate	1.5%
Dividend yield	0%

Expected Volatility. The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the solar industry in a similar stage of development to the Company.

Expected Term. The Company elected to utilize the “simplified” method for “plain vanilla” options to value stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate. The risk-free interest rate assumption was based on zero-coupon U.S. Treasury instruments that had terms consistent with the expected term of the Company’s stock option grants.

Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Forfeitures are accounted for as actual forfeitures occur.

On June 19, 2015, the board of directors (the “Board”) of SolarMax extended the terms of all stock options outstanding to seven years from the granting dates. As a result, options to purchase 102,000 shares of common stock held by four employees were extended and $67,421 of additional stock-based compensation expense was recognized for the year ended December 31, 2015.

The compensation cost that has been charged (credited) to income related to stock options granted was $161,008 and $(65,558) for the years ended December 31, 2015 and 2014 respectively, which included the impact of the 2014 forfeitures and the 2015 modifications.

F-37

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

A summary of option activity during the years ended December 31, 2015 and 2014 is as follows:

	Number of Shares Subject to Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual (years)	Aggregate Intrinsic Value

Outstanding at December 31, 2013	367,000	$2.54	$2.13	$168,300
Nonvested as of December 31, 2013	197,500	$2.94	2.39	$10,000
Exercisable as of December 31, 2013	169,500	$2.07	1.82	$158,300

Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled or forfeited	315,000	2.50	-	-
Outstanding at December 31, 2014	52,000	$1.14	1.24	$96,800
Nonvested as of December 31, 2014	5,000	$2.00	0.29	$5,000
Exercisable as of December 31, 2014	47,000	$1.05	0.80	$91,800

Granted	280,000	2.89	-	-
Exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding at December 31, 2015	332,000	$3.07	6.00	$142,800
Nonvested as of December 31, 2015	207,500	$3.43	6.57	$15,000
Exercisable as of December 31, 2015	124,500	$2.47	5.07	$127,800

The aggregate intrinsic value represents the total pretax intrinsic value, based upon the Company’s private placement of the Company’s common stock in October 2015 at an issue price of $3.50 per share, which would have been received by the option holders had all option holders exercised their option awards as of that date.

Non-vested Option Awards

The following table summarizes the Company’s nonvested option awards activity for the years ended December 31, 2015 and 2014:

Shares

Balance at December 31, 2013	197,500
Granted	-
Replaced	-
Vested	(5,000)
Cancelled or forfeited	(187,500)
Balance at December 31, 2014	5,000
Granted	280,000
Replaced	-
Vested	(77,500)
Canceled or forfeited	-
207,500
Balance at December 31, 2015

As of December 31, 2015 and 2014, there was approximately $560,738 and $10,000 of total unrecognized compensation cost related to outstanding nonvested share-based compensation arrangements, respectively. That cost is expected to be recognized over a weighted-average period of 2.40 and 2.0 years, respectively. The total fair value of options vested during the years ended December 31, 2015 and 2014 were $271,250 and $30,000, respectively.

F-38

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

2015 Private Placement

During the third quarter of 2015, the Company raised additional equity through a private placement to issue up to 3,000,000 shares of its common stock at a purchase price of $3.50 per share for an aggregate maximum gross offering proceeds of $10,500,000. As of December 31, 2015, the total commitments received was $7,350,000 for 2,100,000 shares, of which $1,840,003 was paid. Subsequently in February 2016, an additional $14,997 of unpaid commitments was paid.

15. Income Tax

Income tax liability (asset) and income tax expenses (benefits) as of and for the year ended December 31, 2015 consist of:

Year ended December 31, 2015	Federal	State	Foreign	Total

Current	$(44,426)	$96,849	$-	$52,423
Deferred	(3,142,101)	(499,452)	(609,900)	(4,251,453)
Change in valuation allowance	3,142,101	499,452	-	3,641,553

Total	$(44,426)	$96,849	$(609,900)	$(557,477)

Income tax liability and income tax expenses (benefits) as of and for the year ended December 31, 2014 consist of:

Year ended December 31, 2014	Federal	State	Total

Current	$-	$4,000	$4,000
Deferred	(2,993,928)	(515,706)	(3,509,634)
Change in valuation allowance	3,221,202	550,706	3,771,908

Total	$227,274	$39,000	$266,274

Significant components of the Company’s deferred tax assets and liabilities for federal income taxes at December 31, 2015 and 2014 consisted of the following:

	2015	2014

Deferred tax assets
Investment Credit	$1,142,922	$1,142,922
Net operating loss carry-forward	7,952,368	4,779,309
Others	1,286,596	362,164
Total	10,381,886	6,284,395
Valuation allowance	(7,413,461)	(3,771,908)
Net deferred tax assets	2,968,425	2,512,487

Deferred tax liability
Depreciation	(1,201,365)	(2,512,487)
Intangible asset	(335,934)	-
Deferred tax, net	$1,431,126	$-

A 100% valuation allowance was provided for the deferred tax assets related to the US segment as of December 31, 2015 and 2014. The deferred tax assets related to the PRC segment of $1,767,061 are reflected on the consolidated balance sheet as of December 31, 2015. The deferred tax liability of $335,934 related to the PRC segment was included in other liabilities on the consolidated balance sheet at December 31, 2015.

F-39

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

The following table reconciles the US statutory rates to the Company’s effective tax rate for the years ended December 31, 2015 and 2014:

	2015	2014
US statutory rate	34.0%	34.0%
State taxes	5.8%	5.8%
Other	0.0%	0.9%
Foreign differential	(9.0)%	0.0%
Change in valuation allowance	(23.9)%	(43.8)%

Effective tax rate	(6.9)%	(3.1)%

As of December 31, 2015, the Company has federal and state income tax net operating loss (“NOL”) carryforwards of $13,596,751 and $13,740,327, respectively, which will expire at various dates from 2031 through 2035. Additionally, the Company has investment credit of $1,142,922 as of December 31, 2015 for building qualifying energy properties and projects under IRC section 48, which will expire at various dates from 2033 through 2034. In addition, the use of net operating loss and tax credit carryforwards may be limited under Section 382 of the Internal Revenue Code in certain situations where changes occur in the stock ownership of a company. In the event that the Company has had a change in ownership, utilization of the carryforwards could be restricted. As of December 31, 2015, the Company had unused net operating loss carryforward from its PRC subsidiaries in the amount of approximately $7,068,244 which may be applied against future taxable income and begins to expire after the year of 2019.

The Company is subject to income tax in the U.S. Federal and certain state jurisdictions. The Company is no longer subject to federal or state examinations by tax authorities for years prior to 2011.

The Company ’s PRC Subsidiaries are subject to a 25% statutory income tax rate according to the Income Tax Laws of the PRC. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Company’s tax filings are subject to the PRC tax bureau’s examination for a period up to 5 years. The Company is not currently under any examination by the PRC tax bureau.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. For the year ended December 31, 2015, the Company has not made a tax benefits provision for U.S. or additional foreign withholding taxes on approximately $1.3 million of the earnings deficit of the amount related to the non-U.S. subsidiaries for financial reporting over the tax basis of such investments in foreign subsidiaries. Generally, such amounts become subject to U.S. tax deduction upon recognition and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries. The Company did not have any investments in non-U.S. subsidiaries during the year ended December 31, 2014.

16. Net Loss per Share

The following table presents the calculation of the Company’s basic and diluted net loss per shares:

	2015	2014
Numerator
Net loss attributable to common stockholders
of SolarMax Technology, Inc.	$(7,478,161)	$(8,830,480)

Denominator
Weighted average shares used to compute net loss per share
available to common stockholders, basic and diluted	37,409,024	32,587,928

Basic and diluted net loss per share	$(0.20)	$(0.27)

F-40

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

For the years ended December 31, 2015 and 2014, options to purchase 52,000 shares and 207,500 shares , respectively, were excluded from the computation of diluted net loss per share as the impact of including those shares would be anti-dilutive.

17. Segment Reporting

The Company use the management approach for segment reporting disclosure, which designates the internal organization that is used by management for making operating decisions and accessing performance as the source of our reporting segments. For the year ended December 31, 2015, the Company operates under two operating segments on the basis of geographical areas: the United States and the People Republic of China. Operating segments are defined as components of an enterprise about which separate financial information is available and that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. For the year ended December 31, 2014, the Company operated under one operating segment which is the United States segment.

The Company evaluates performance based on several factors, including revenue, cost of revenue, operating expenses, and income from operations. The following tables show the operations of the Company’s operating segments for the year ended December 31, 2015:

	US	PRC	Total
Revenue from external customers -
Installation of solar systems	$33,236,695	$-	$33,236,695
Interest revenue of loan receivable	2,436,136	-	2,436,136
Others	569,444	-	569,444
Total	36,242,275	-	36,242,275

Cost of revenue -
Installation of solar systems	(25,101,734)	-	(25,101,734)
Others	(484,424)	-	(484,424)
Total	(25,586,158)	-	(25,586,158)

Depreciation and amortization expenses	1,619,928	111,121	1,731,049
Interest expenses, net	(1,478,643)	(93,909)	(1,572,552)
Equity income of unconsolidated joint ventures	350,718	-	350,718
Income tax expense (benefit)	52,423	(609,900)	(557,477)
Net loss	$(5,343,167)	$(2,227,255)	$(7,570,422)

Investment in unconsolidated joint ventures	3,190,019	-	3,190,019
Capital expenditures	(21,401)	(313,800)	(335,201)
Long-lived assets	44,648,789	10,434,125	55,082,914
Total reportable assets	$61,709,049	$20,354,295	$82,063,344

F-41

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015 and 2014

18. Subsequent Events

The Company has evaluated subsequent events through July 29, 2016 the date the consolidated financial statements were issued and except as disclosed in Notes 9 and 14, and the following paragraphs noted no other events that require adjustment of, or disclosure in, the consolidated financial statements as of and for the years ended December 31, 2015 and 2014.

On April 18, 2016, ZHPV entered into an agreement to sell its 100% ownership of one of its subsidiaries that holds the entire ownership in a project company related to the Guizhou solar farm project to AMD, one of SolarMax’s stockholders, for a total consideration of RMB 1.0 million (approximately $154,000). Effectively upon completion of the ownership transfer, AMD became the owner of the Guizhou solar farm project and ZHPV is engaged to be the EPC contractor of the 70MW solar farm project with the total contract value of RMB 518 million ($80 million). As of June 24, 2016, the Guizhou project is approximately 63% completed. The project is expected to be 100% completed with the total contract revenue of $80 million earned prior to December 31, 2016. The sale of the subsidiary of ZHPV to AMD was completed on June 8, 2016.

On April 18, 2016 and April 28, 2016, the Company made unsecured loans to a prospective panel supplier in the aggregate loan amount of $195,000. The loans have a three-month term with an annual fixed interest rate of 8%.

In June 2016, SolarMax began the launch of a new product line, FLEX Energy Storage System, whereby SolarMax would be the exclusive distributor of the FLEX Energy Storage System in the United States. Management believes this new product line will complement its existing product offerings in residential and commercial solar, and commercial LED lighting, and further positions the Company as a trusted leader in renewable energy.

In June 2016, SolarMax entered into a panel purchase agreement which with a US-based panel supplier to purchase 150 megawatt of solar panels over a three-year period. The agreement stipulates a 30 megawatt minimum amount to be purchased by SolarMax for each year with the first year being the year beginning June 1, 2016.

F-42

SolarMax Technology, Inc. and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2016 (Unaudited) and December 31, 2015

	September 30, 2016	December 31, 2015

Assets
Current assets
Cash and cash equivalents	$23,391,712	$3,982,141
Restricted cash	2,890,279	211,469
Accounts receivable, net	2,247,972	4,598,282
Costs and estimated earnings in excess of billings on uncompleted contracts	6,733,533	-
Customer loans receivable, net, current portion	6,468,905	6,654,789
Advances to suppliers	1,368,076	1,872,621
Inventories, net	7,378,935	4,572,724
Other current assets	5,128,867	3,805,318
Deferred tax asset, current	909,229	1,767,061
Total current assets	56,517,508	27,464,405

Property and equipment
Automobiles	1,005,489	937,382
Furniture and equipment	2,148,106	2,128,798
Solar systems leased to customers	4,552,216	4,607,803
Leasehold improvements	1,175,617	1,145,428
Total property and equipment	8,881,428	8,819,411
Less: accumulated depreciation and amortization	(4,887,315)	(3,369,671)
Property and equipment, net	3,994,113	5,449,740

Goodwill	8,048,136	8,260,219
Intangible assets, net	1,197,873	1,707,738
Investments in unconsolidated joint ventures	2,931,515	3,190,019
Customer loans receivable, net, noncurrent	31,891,111	35,810,901
Other assets	376,947	180,323

Total assets	$104,957,203	$82,063,344

Liabilities and Stockholders’ Equity
Current liabilities
Notes and accounts payable	$21,977,524	$6,491,061
Bank and auto loans, current	256,005	1,567,784
Loan from non-financial institutions	7,496,005	3,142,474
Loans from related parties, current	6,500,000	1,231,064
Deposit for share subscription	7,490,757	-
Deposits	1,865,628	2,872,263
Accrued expenses	2,220,690	3,067,195
Total current liabilities	47,806,609	18,371,841

F-43

SolarMax Technology, Inc. and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2016 (Unaudited) and December 31, 2015

Bank and auto loans, noncurrent	12,976	59,238
Loans from related parties, noncurrent	42,500,000	45,000,000
Other liabilities	2,091,701	2,168,371

Total liabilities	92,411,286	65,599,450

Commitments and Contingencies (Note 13)

Stockholders’ equity
Common stock, par value $0.001 per share; 500,000,000 shares authorized, 38,087,928 shares issued, 37,087,928 shares outstanding as of September 30 , 2016 and December 31, 2015	38,088	38,088
Additional paid-in capital	40,588,547	40,459,392
Less: equity subscription receivable	(5,444,998)	(5,509,998)
Less: treasury stock at cost – 1,000,000 shares	(1,800,000)	(1,800,000)
Accumulated deficit	(20,032,601)	(16,273,579)
Accumulated other comprehensive loss	(891,706)	(630,029)
Total stockholders’ equity attributable	12,457,330	16,283,874
to SolarMax Technology, Inc.
Noncontrolling interest in SolarMax Technology, Inc.	88,587	180,020
Total stockholders’ equity	12,545,917	16,463,894

Total liabilities and stockholders’ equity	$104,957,203	$82,063,344

See accompanying notes to consolidated financial statements.

F-44

SolarMax Technology, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

	2016	2015

Revenue	$65,852,221	$26,751,439
Cost of revenue	52,812,621	18,301,241

Gross profit	13,039,600	8,450,198

Operating expenses
General and administrative	14,220,863	12,007,629
Impairment loss	-	1,130,154

Operating loss	(1,181,263)	(4,687,585)

Other income (expense)
Interest income	74,679	14,941
Interest expense	(1,877,106)	(1,143,820)
Equity in (loss) income of unconsolidated joint ventures	(34,148)	333,095
Other (expense) income, net	(189,190)	79,139

Total other expenses, net	(2,025,765)	(716,645)

Loss before income taxes	(3,207,028)	(5,404,230)

Provision (benefit) for income taxes	643,427	(361,289)

Net loss	(3,850,455)	(5,042,941)

Less: net loss attributable to
noncontrolling interest	(91,433)	(83,044)

Net loss attributable
to SolarMax Technology, Inc.	(3,759,022)	(4,959,897)

Other comprehensive loss
Foreign currency translation adjustments	(261,677)	(445,995)

Comprehensive loss attributable
to SolarMax Technology, Inc.	$(4,020,699)	$(5,405,892)

Net loss per share attributable to stockholders
of SolarMax Technology, Inc. -
Basic and diluted	$(0.10)	$(0.14)

Weighted average shares -
Basic and diluted	37,087,928	34,505,877

See accompanying notes to consolidated financial statements.

F-45

SolarMax Technology, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity

For the Nine Months Ended September 30, 2016 (Unaudited)

	Common Stock		Additional Paid-in	Equity Subscription Receivable	Treasury Stock		Accumulated	Accumulated other comprehensive	Non-controlling
	Shares	Amount	Capital		Shares	Amount	Deficit	loss	Interest	Total
Balance at January 1, 2016	38,087,928	$38,088	$40,459,392	$(5,509,998)	(1,000,000)	$(1,800,000)	$(16,273,579)	$(630,029)	$180,020	$16,463,894
Subscription received	-	-		15,000	-	-	-	-	-	15,000
Subscription price adjustment	-	-	(50,000)	50,000	-	-	-	-	-	-
Stock-based compensation	-	-	179,155	-	-	-	-	-	-	179,155
Net loss	-	-	-	-	-	-	(3,759,022)	-	(91,433)	(3,850,455)
Currency translation adjustments	-	-	-	-	-	-	-	(261,677)	-	(261,677)
Balance at September 30, 2016	38,087,928	$38,088	$40,588,547	$(5,444,998)	(1,000,000)	$(1,800,000)	$(20,032,601)	$(891,706)	$88,587	$12,545,917

  See accompanying notes to consolidated financial statements.

F-46

SolarMax Technology, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

	2016	2015
Cash flows from operating activities
Net loss	$(3,850,455)	$(5,042,941)
Adjustments to reconcile net loss to net cash provided
by operating activities:
Equity in loss ( income ) of unconsolidated joint ventures	34,148	(333,095)
Loss on disposal of equity interest in unconsolidated joint venture	218,355	-
Depreciation and amortization expense	1,605,059	1,375,000
Amortization of permit backlog	480,383	-
Impairment loss	-	1,130,154
Provision for bad debts	63,316	84,609
Provision for loan losses	215,612	155,414
Provision for excess and obsolete inventories	272,604	44,726
Provision for warranty, customer care and production guaranty	208,814	264,310
Deferred income taxes	701,529	(338,274)
Stock-based compensation expense	179,155	92,165
Changes in operating assets and liabilities:
Restricted cash	(2,911,346)	-
Accounts receivable	(5,746,792)	2,622,431
Costs and estimated earnings in excess of billings on uncompleted contracts	(6,825,629)	-
Advances to suppliers	492,837	109,691
Inventories	(3,663,852)	1,420,018
Other current assets	19,742	16,404
Other assets	(193,572)	(810,076)

Notes and accounts payable	22,671,546	(380,909)
Deposits	(875,910)	2,205,982
Accrued expenses	(674,169)	(509,462)
Other liabilities	43,426	581,712
Net cash provided by operating activities	2,464,801	2,687,859

Cash flows from investing activities
Proceeds from sale of Chinese subsidiary	151,322	-
Cash obtained through acquisitions of ZHTH & ZHPV	-	266,053
Distributions from unconsolidated joint ventures	-	588,000
Proceeds from disposal of unconsolidated PRC joint venture	-	232,819
Additions to customer loans receivable	(4,638,060)	(10,732,089)
Payments received from customer loans receivable	8,528,122	3,931,979
Purchase of property and equipment	(224,573)	(293,701)
Net cash provided by (used in) investing activities	3,816,811	(6,006,939)

F-47

SolarMax Technology, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Cash Flows from financing activities:
Cash received from equity issuances	7,505,757	1,225,000
Proceeds from new borrowings	14,259,435	-
Principal repayment on borrowings	(11,119,146)	(1,096,839)
Proceeds from new borrowings from related party	3,000,000	2,500,000
Repayment of related party loan	(227,956)	-
Net cash provided by financing activities	13,418,090	2,628,161

Effect of exchange rate	(290,131)	(110,217)
Net increase (decrease) in cash and cash equivalents	19,409,571	(801,136)
Cash and cash equivalents, beginning of the period	3,982,141	7,445,832

Cash and cash equivalents, end of the period	$23,391,712	$6,644,696

Supplemental disclosures of cash flow information:
Interest paid in cash	$1,520,547	$1,127,584
Income taxes (refunded) paid in cash	$(57,739)	$750

Non-cash activities for investing and financing activities:
Shares issued to acquire ZHTH & ZHPV	$-	$10,540,000

See accompanying notes to consolidated financial statements.

F-48

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

1.  Description of Business

SolarMax Technology, Inc. (“SolarMax” or the “Company”) is a Nevada corporation formed in January 2008, with operations and headquarters located in California. The Company has three wholly-owned and one 93.75% owned subsidiaries in the United States.

SolarMax Renewable Energy Provider, Inc., a California corporation (“SREP”)

SolarMax Financial, Inc., a California corporation (“SolarMax Financial”)

SolarMax LED, Inc., a California corporation (“LED”)

SMX Capital, Inc., a New Jersey corporation (“SMX Capital”)

SMX Capital is a 93.75% owned subsidiary of the Company, and its financial statements are consolidated in SolarMax’ consolidated financial statements. The 6.25% minority interest is held by the president of the Company’s PRC operations. The minority interest is reflected as non-controlling interests in the accompanying consolidated financial statements.

The Company’s wholly-owned subsidiaries outside the United States are as follows:

•	Accumulate Investment Co. Ltd. (“Accumulate”), a British Virgin Islands corporation. The Company acquired Accumulate as part of its acquisition of Jiangsu Zhonghong Photovoltaic Electric Co., Ltd. (“ZHPV”) in April 2015. See Note 3.

•	SolarMax Technology Holdings (Hong Kong) Limited (“SolarMax Hong Kong”), which was established under the laws of Hong Kong on October 27, 2014.

•	Golden Solarmax Finance Co., Ltd., (“Golden SolarMax”), which was organized under the laws of the Peoples’ Republic of China (“China” or the “PRC”) on June 1, 2015.

Accumulate has one wholly-owned subsidiary, Accumulate Investment Co., Limited (HK), an entity organized under the laws of Hong Kong (“Accumulate Hong Kong”). Accumulate Hong Kong has one wholly-owned subsidiary, ZHPV.

SolarMax Hong Kong has one wholly-owned subsidiary, SolarMax Technology (Shanghai) Co., Ltd. (“SolarMax Shanghai”), which is organized under the laws of the PRC and was formed on February 3, 2015. SolarMax Shanghai is a wholly foreign-owned entity, which is referred to as a WFOE.

SolarMax Shanghai has two wholly-owned subsidiaries, Chengdu Zhonghong Tianhao Technology Co., Ltd., (“ZHTH”) which was acquired in April 2015 (see Note 3), and Jiangsu Honghao Electricity Technology Co. Ltd. (“Jiangsu Honghao”), which was organized on September 21, 2015. Jiangsu Honghao is engaged in the project operation and maintenance business, and forms a subsidiary for each project for which it provides the project operation and maintenance service.

ZHTH is engaged in project development. ZHTH has three wholly-owned subsidiaries located in Beijing, Chengdu and Shanghai. ZHTH’s Shanghai subsidiary, as well as ZHPV, own subsidiaries (each, a “permit subsidiary”) that individually owns or will own the solar farm permits. ZHPV’s core business is to provide engineering, procurement and construction (“EPC”) services. When a buyer of a project is identified, the subsidiary that owns the permit subsidiary sells to the buyer the equity in the permit subsidiary that holds the permit for that specific solar farm project, and the buyer of the project engages ZHPV for the EPC work. The purchase price for the permit subsidiary is an amount approximating the permit subsidiary’s net assets. Accordingly, the Company does not generate a material gain or loss from the sale of the permit subsidiaries. The sale of the equity in the permit subsidiaries is part of the normal course of the Company’s operations in China. Because government regulations prohibit the sale of the permit relating to a solar farm, it is necessary for the Company to sell the equity in the permit subsidiary to effectuate the transfer of the ownership of the solar farm permit to the buyer.

F-49

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

On April 28, 2015, the Company acquired the ownership of ZHTH , through a share exchange agreement among the Company, SolarMax Shanghai and the equity owners of ZHTH. ZHTH was formed on March 21, 2014, and ZHTH became a wholly-owned subsidiary of SolarMax Shanghai as a result of the acquisition. See Note 3.

Also on April 28, 2015, the Company acquired the ownership of ZHPV through a share exchange agreement between the Company and the holders of the stock of Accumulate. After the acquisition, the Company owns all of the stock of Accumulate, which, in turn, through Accumulate Hong Kong, owns all of the stock of ZHPV. ZHPV was formed on December 31, 2009. See Note 3.

At September 30, 2016 and December 31, 2015, the Company’s major subsidiaries and the related core business consist of the following:

•	SREP was established on July 19, 2011 and is engaged in the business of selling and installing integrated photovoltaic systems for residential and commercial markets in the United States.
•	SolarMax Financial was established on September 9, 2009 and is engaged in the business of providing secured loans to purchasers of residential and commercial photovoltaic systems, and servicing installment sales for SREP customers in the United States.
•	SMX Capital was acquired by the Company in June 2011. SMX Capital is engaged in the business of owning and funding renewable energy projects in the United States, and operates its business through operating leases and power purchase agreements primarily in the commercial markets. Its business is conducted directly and indirectly through a 30% equity interest in three companies (See Note 9 – Investments in Unconsolidated Joint Ventures). SMX Capital has not been engaged in leasing new systems since 2014 and its business is primarily the ownership and maintenance of systems under existing leases.
•	LED was established on July 15, 2013 and is engaged in the business of LED light integration in the United States.
•	ZHTH was acquired on April 28, 2015 and is engaged in the business of identifying, procuring and marketing solar energy farms in the PRC.
•	ZHPV was acquired on April 28, 2015 and is engaged in the EPC business for solar energy farms in the PRC.
•	Jiangsu Honghao was organized on September 21, 2015 and is engaged in the business of operating and maintaining solar farms in the PRC.

In June 2016, the Company entered into an agreement pursuant to which it became the exclusive distributor worldwide, except for Asia, for a new product line, FLEX Energy Storage System. The FLEX Energy Storage System may be sold separately or integrated with the solar energy system.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements of the Company include the consolidated operations of its wholly-owned and controlled subsidiaries within and outside the United States.

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2015 and footnotes.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include the percentage of completion of long-term construction contracts, the anticipated costs with respect to long-term contracts, the collectability of accounts receivable and loans receivable, the useful lives and impairment of property and equipment, goodwill and intangible assets, the fair value of stock options granted and stock-based compensation expense, the fair value of assets acquired and liabilities assumed in a business combination, warranty and customer care reserve, the valuation of deferred tax assets, inventories and provisions for income taxes. Actual results could differ materially from those estimates.

F-50

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with GAAP, and reflect the accounts and operations of the Company and those of its subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 810, Consolidation, the Company consolidates any variable interest entity, or VIE, of which it is the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when the Company is not considered the primary beneficiary. The Company evaluates its relationships with all the VIEs on an ongoing basis to ensure that it continues to be or becomes the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

The accompanying consolidated financial statements include the accounts of SolarMax and its wholly owned subsidiaries: SREP, SolarMax Financial, LED, Holdings, Golden Solarmax, ZHTH and its PRC subsidiaries, ZHPV and its PRC subsidiaries, and its 93.75% owned subsidiary, SMX Capital . All significant intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entity Not Consolidated

SolarMax evaluated its involvement with SMX Property, LLC (“SMXP”) under the requirements of ASC 810, Variable Interest Entities, and as discussed below, determined that the Company is not the primary beneficiary and therefore has not consolidated the financial information of SMXP .

SolarMax is the lessee under an operating lease of its Riverside , CA headquarters facility with SMXP (see Note 10 – Other Related Party Transactions). SMXP is a private entity owned by the Company’s founders who are also executives of the Company. The lease term was initially for four years expiring on December 31, 2016, and was extended in September 2016 for a ten-year term, with one five-year renewal option. SolarMax does not have any ownership interest in SMXP. Other than the common ownership and the operating lease, SolarMax does not have any economic arrangements with SMXP such that SolarMax will have an obligation to support the operations of SMXP. Further, SolarMax does not have the power to direct and control the activities of SMXP as such power to direct and control resides with SMXP’s principals. Accordingly, SolarMax is not considered to be the primary beneficiary of SMXP and has not consolidated SMXP.

At September 30, 2016, SMXP reported total assets of $ 12.9 million, total liabilities of $13.3 million. SMXP reported net income of $ 247,352 for the nine months ended September 30, 2016, of which $405,729 represented lease payments from SolarMax (amounts are unaudited).

Liquidity

The Company has incurred recurring net losses for the years ended December 31, 2015 and 2014, as well as during the nine months ended September 30, 2016. For the nine months ended September 30, 2016, the Company’s net loss has decreased and the Company has achieved positive cash flows from operations including a substantial cash balance at the end of the period. The significant improvement in cash flow from operations for this period resulted primarily from the Company’s expansion into China which occurred following the April 2015 acquisitions of ZHTH and ZHPV . Accordingly, management believes the Company will have sufficient cash flows to meet its obligations over the next twelve months.

F-51

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Revenue Recognition

Long-term Construction Contracts

Long-term construction contracts are primarily related to the Company’s operation in the PRC.

The Company recognizes EPC contract revenue using the percentage-of-completion method, based primarily on contract cost incurred to date compared to total estimated contract cost. Although the contracts include value added tax, or VAT, the Company does not recognize VAT as either revenue or cost of revenue. Customer-furnished materials, labor and equipment and, in certain cases, subcontractor materials, labor and equipment, are included in revenue and cost of revenue when management believes that the Company is responsible for the ultimate acceptability of the project. Contracts are generally segmented between types of services, which are primarily design services and EPC services, which are separate from design service. Accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred. Revenue recognized in excess of amounts billed would be classified as a current asset under contract work in progress. Advances that are payments on account of contract work in progress would be deducted from contract work in progress. Amounts billed to customers in excess of revenue recognized to date would be classified as a current liability under advance billings on contracts.

For EPC contracts whereby the contract duration is less than four months and the contract value is under $2.0 million, the Company’s policy is to recognize the revenue on this contract using the completed contract method.

During the nine months ended September 30, 2016, the Company’s construction activities were attributed to the Guizhou phase I project , which was a 55 MW solar farm project with a subsidiary of Changzhou Almaden Co., Ltd. (“AMD”), a related party, with the total contract value of RMB 425 million (approximately $64 million) . AMD is a related party since it owns more than 5% of the Company’s common stock and its chairman and chief executive officer is a director of the Company. As of September 30, 2016, the Guizhou project is 79.3% completed and $43.7 million of the contract revenue was recognized for the  nine months ended September 30, 2016. During the quarter ended September 30, 2016, certain land usage issues were encountered resulting in both a delay in the construction and a reduction in the project scope from the original 64 MW to 55MW, with a reduction in the contract price.

Information concerning uncompleted contracts at September 30, 2016 accounted for on percentage of completion basis is as follow:

Costs incurred on uncompleted contracts	$36,232,227
Estimated earnings thereon	7,429,368
43,661,595
Add: Value Added Tax (“VAT”)	5,402,434
Less: billings to date – EPC project	(36,913,320)
VAT billings	(5,325,079)
Net underbilling	$6,825,630

F-52

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Included in the accompanying balance sheet under the following caption:

Net underbilling on uncompleted contracts	$6,825,630
Billings in excess of costs and estimated earnings on uncompleted contracts	-
Less: cash received in excess of billings on uncompleted contract	-
Effect of exchange rate	(92,097)
Costs and estimated earnings and taxes in excess of billings on uncompleted contracts	$6,733,533

Solar Energy Systems and Components Sales

In the United States, the Company’s customers purchase solar energy systems from the Company under fixed-price contracts. The Company’s largest United States customer for the nine months ended September 30, 2016 and the Company’s largest customer for the nine months ended September 30, 2015 is a leasing company with which the Company has an agreement whereby the Company introduces the customer to the leasing company, which, in turn, engages the Company to perform EPC services. The leasing company leases the system directly the customer. The Company recognized revenue on sales to the leasing company in the same manner as it recognizes revenue on sales to residential customers.

A residential customer that meets the Company’s financing standards and purchases a solar energy system from the Company has the option to pay the full purchase price for the system at the time of purchase or finance the purchase through SolarMax Financial. From time to time, the Company also arranges customer financings through a local credit union, in which case the credit union would pay the full purchase price of the system to the Company upon system delivery and acceptance by the ultimate customer.

For solar energy systems and components sales for which customers pay the full purchase price upon delivery of the system, the Company recognizes revenue, net of any applicable governmental sales taxes, in accordance with ASC 605, Revenue Recognition—Overall . The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collection of the related receivable is reasonably assured. Components are comprised of photovoltaic panels and solar energy system monitoring hardware and may include FLEX Energy Storage System. The Company recognizes revenue when the Company installs a solar energy system and it passes inspection by the utility or the authority having jurisdiction and the permit to operate has been issued, provided all other revenue recognition criteria have been met. Costs incurred on residential installations before the solar energy systems are completed are included in inventories as work in progress in the Company’s consolidated balance sheets.

For solar energy systems sold under an installment contract, the Company has completed an extensive review of the customer’s credit history prior to approving the customer for an installment sale which provides the Company with reasonable assurance of the collectability of the related installment sale receivable over the installment term. Accordingly, the Company recognizes the revenue from the installment sale of a solar energy system when the Company delivers a system that has passed inspection by the utility or the authority having jurisdiction and the permit to operate has been issued.

Operating Leases and Power Purchase Agreements

From 2010 to 2014, the Company constructed and offered built-to-suit commercial-grade photovoltaic systems for certain commercial and not-for-profit customers in California, Hawaii, Colorado and New Jersey; under long-term leases and power purchase agreements, with terms of up to 20 years. Under these arrangements, the Company owns the systems and receives the 30% federal grant, as well as any state and utility company rebates on the systems it owns. Upfront rebates and incentives were applied to reduce the cost of the systems. All other annual rebates and performance-based incentive rebates are recognized in revenue when received. In connection with the Company’s ownership of solar systems primarily in New Jersey, the Company owns a number of Solar Renewable Energy Certificates (“SREC”). There is currently no assigned monetary value to an SREC and the prices are ultimately determined by market forces within the parameters set forth by the state. The Company recognizes the revenue of the SREC when it is sold. Subsequent to 2014, the Company did not enter into any new leases solar systems. All leasing is transactions are conducted by an independent leasing company.

F-53

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Under the long-term leases, the Company is the lessor of solar energy systems, which are accounted for as operating leases in accordance with ASC 840, Leases , since the lease does not provide for the ownership transfer to the lessee at the end of lease, the arrangement does not contain a bargain purchase option, the lease term does not exceed the economic life of the underlying solar system which is typically 35-40 years, and the net present value of the lease payments does not exceed 90% of the original investment .

For solar energy systems where customers purchase electricity from the Company under power purchase agreements, the Company has determined that these agreements should be accounted for, in substance, as operating leases pursuant to ASC 840 since the power purchase agreement does not provide for the ownership transfer to the other party at the end of lease, the arrangement does not contain a bargain purchase option, the term of the power purchase agreement does not exceed the economic life of the underlying solar system which is typically 35-40 years, and the net present value of the payments under the power purchase agreement does not exceed 90% of the original investment. The Company recognizes revenue based upon the amount of electricity delivered at rates specified under the contracts, assuming all other revenue recognition criteria are met.

The Company capitalizes initial direct costs from the origination of solar energy systems leased to customers (the incremental cost of contract administration, referral fees and sales commissions) as an element of solar energy systems, leased and to be leased, and subsequently amortize these costs over the term of the related lease or power purchase agreement, which generally ranges from 10 to 20 years.

Subsequent to 2014, the Company did not enter into any direct leases for solar systems. The Company has a channel agreement with an independent leasing company to which the Company refers potential lease customers and to whom the Company sells the system, as discussed under “Solar Energy Systems and Components Sales.”

LED Projects

The Company’s revenue recognition policy as related to LED products and services is in accordance with ASC 605-10-S99, Revenue Recognition-Overall-SEC Materials. The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable and (4) collection of the related receivable is reasonably assured. The Company recognizes its LED revenue upon the completion of the installation and the final acceptance from the customer, provided all other revenue recognition criteria have been met. Prior to the completion and the final acceptance, all costs incurred are included in inventories as work in progress in the Company’s consolidated balance sheet.

Financing Loan Contracts

The Company also provides financing to qualified customers to purchase residential or commercial photovoltaic systems, FLEX Energy Storage Systems, as well as LED products and projects. Customer loans receivable are classified as held-for-investment based on management’s intent and ability to hold the loans for the foreseeable future or to maturity. Loans held-for-investment are carried at amortized cost and are reduced by an allowance for estimated credit losses as necessary. The Company recognizes interest income on loans, including the amortization of discounts and premiums, using the interest method. The interest method is applied on a loan-by-loan basis when collectability of the future payments is reasonably assured. Premiums and discounts are recognized as yield adjustments over the term of the related loans. Loans are transferred from held-for-investment to held-for-sale when management’s intent is to no longer hold the loans for the foreseeable future. Loans held-for-sale are recorded at the lower of cost or fair value. There were no loans held-for-sale at September 30, 2016 and December 31, 2015.

Operation and Maintenance Revenue

The Company provides operation and maintenance service on solar farm projects in the PRC after the projects are completed, pursuant to separate operation and maintenance contracts. Revenue is recognized as earned over the term of the underlying contract which is generally quoted based on a specific amount per watt per year. The Company may be entitled to additional performance incentives if specified performance targets are met, which will be recognized when those targets are achieved.

F-54

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

On June 6, 2016, the Company entered into an operations and maintenance contract with a subsidiary of AMD, a related party, relating to the operations and maintenance on the Phase I Guizhou solar farm project. The term of the contract is for five years ending on June 21, 2021 and the fee to be paid will be RMB 0.05 per watt with a minimum contract amount of RMB 3.0 million (approximately $451,000) per year for the phase I of the project. Payment of 50% of the base annual contract amount for the first year was paid upon contract signing and the balance would be paid on a quarterly basis. The Company is also entitled to additional payments of up to RMB 100,000 (approximately $15,000) if the Company meets certain specified performance targets.

Summary of Revenues

The following table summarizes the Company’s revenue by business line for the nine months ended September 30, 2016 and 2015

	2016	2015
Solar farm projects *	$43,754,142	$-
Solar – residential and commercial systems	20,099,132	24,862,981
LED	305,912	188,282
Financing related	1,693,035	1,700,176
Total revenue	$65,852,221	$26,751,439

 _____________

* Includes revenue of approximately $93,000 from operations and maintenance services for the 44MW portion of the Phase 1 Guizhou project beginning in June 2016.

In the table above, solar farm projects and operation and maintenance services relate to the Company’s China segment and the other categories of revenue relate to the United States segment. Only the revenue from solar farm projects is recognized on a percentage-of-completion basis.

Cost of Revenue

Solar Energy Systems and Components Sales and LED

Cost of revenue includes direct and indirect material, labor and related labor benefits costs, sales commissions and bonuses, operation and finance commissions and bonuses, freight, insurance allocated to operations and installations, warranty expense, inventory reserve, and other overhead costs allocated to operations, installation and warehouse.

Solar Farm Projects

In applying the percentage-of-completion method, the Company uses the actual costs incurred relative to the total estimated costs (including module costs but excluding VAT ) in order to determine the progress towards completion and calculates the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies. SolarMax recognizes direct material and solar module costs as incurred when the direct materials and solar modules have been installed in the project. The Company considers direct materials and solar modules to be installed when they are permanently placed or affixed to a PV solar power system as required by engineering designs. Solar modules owned by the Company that will be used in our systems remain within inventory until such modules are installed in a system.

The percentage-of-completion method of revenue recognition requires us to make estimates of net contract revenues and costs to complete our projects. In making such estimates, management judgments are required to evaluate significant assumptions including the amount of net contract revenues, the cost of materials and labor, expected labor productivity, the impact of potential variances in schedule completion, and the impact of any penalties, claims, change orders, or performance incentives.

F-55

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

If estimated total costs on any contract are greater than the net contract revenues, SolarMax recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

Concentration Risk

Major Customers

The following table provides information as to sales to two customers for the nine months ended September 30, 2016:

	Revenue	Percentage of Total Revenue	Accounts Receivable	Percentage of Total Accounts Receivable
Customer A*	$43,661,595	66.3%	$632,124	26.0%
Customer B	$9,363,639	14.2%	$103,850	4.3%
*Customer A is a related party and an affiliate of supplier A under the Major Suppliers table.

No customer accounted for at least 10% of the Company’s consolidated revenue for the nine months ended September 30, 2015.

Effective January 25, 2015, the Company, through SREP, entered into a three-year channel agreement with Customer B pursuant to which Customer B appoints the Company as its sales representative to solicit orders for its products in portions of southern California. Pursuant to this agreement, the Company introduces potential leasing customers to Customer B. Customer B pays the Company for EPC services in connection with the projects . The agreement may be terminated for cause by either party and by Customer B if it determines the Company does not meet the required minimum volume commitments stipulated in the agreement for a period of time. As a result, Customer B was the Company’s second largest customer , and the largest customer of the U.S. Segment during the nine months ended September 30, 2016.

Suppliers

The following table provides information as to purchases from two major suppliers for the nine months ended September 30, 2016:

	Purchase	Percentage of Total Purchase	Accounts Payable	Percentage of Total Accounts Payable
Supplier A *	$21,621,695	40.3%	$11,202,756	54.8%
Supplier B	$11,069,138	20.6%	$2,491,024	12.2%
* Supplier A is a panel supplier for SolarMax, and Supplier B is a subcontractor.

F-56

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

The following table provides information as to purchases from one major supplier for the nine months ended September 30, 2015:

	Purchase	Percentage of Total Purchase	Accounts Payable	Percentage of Total Accounts Payable
Supplier C*	$3,851,434	21.1%	$1,018,272	15.7%
* Supplier C provides SolarMax installation materials.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposit accounts and highly liquid investments purchased with an original maturity of three months or less. The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents approximate fair value.

The standard insurance coverage for non-interest bearing transaction accounts in the United States is $250,000 per depositor under the FDIC's general deposit insurance rules. As of September 30, 2016, and December 31, 2015 uninsured cash balances in domestic U.S. financial institutions was $ 2,795,235 and $1,597,565, respectively.

The standard insurance coverage for non-interest bearing transaction accounts in the PRC is RMB500,000 (approximately $ 74,960 ) per depositor per bank under the applicable Chinese general deposit insurance rules. The uninsured amount including the balance classified in restricted cash, was $21,271,369 and $901,513 at September 30, 2016 and December 31, 2015, respectively.

Cash at September 30, 2016 included $7.5 million as an advance payment toward the subscription of stock in October 2016 private placement (See Note 19).

Restricted Cash

Restricted cash at September 30, 2016 and December 31, 2015 consists of:

	September 30, 2016	December 31, 2015
A certificate of deposit held by a US financial institution as collateral for a letter of credit issued for purchases	$1,350,000	$211,469
Deposits held by a PRC bank for the notes payable issued	1,540,279	-
A cash account held by a US financial institution as collateral for business credit cards	109,989	109,989
	$3,000,268	$321,458
Less: current portion	(2,890,279)	(211,469)
Noncurrent portion	$109,989	$109,989

Accounts Receivable, net

Accounts receivable are reported at the outstanding principal balance due from customers. Under certain arrangements with customers, the customers may assign the collection of incentive rebates due from government agencies or utility companies to the Company, however the customers would remain accountable for the ultimate payment if the amount of incentive rebates are not collectible from such government agencies or utility companies .

Accounts receivable are recorded at net realizable value. The Company maintains allowances for the applicable portion of receivables when collection becomes doubtful. The Company estimates anticipated losses from doubtful accounts based upon the expected collectability of all accounts receivable, which take into account the number of days past due, collection history, identification of specific customer exposure, and current economic trends. Once a receivable is deemed to be uncollectible, it is written off against the allowance.

F-57

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

The activity of the allowance for bad debts are as follow for the nine months ended:

	September 30, 2016	September 30, 2015
Balance – beginning of period	$187,421	$211,469
Provision for bad debts	63,316	84,609
Addition from acquisition of ZHPV	-	11,281
Receivables written off	(68,042)	(87,863)
Effect of exchange rate	(296)	233
Balance – end of period	$182,399	$219,730

Accounts receivable, net consist of the following as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Customer receivables	$2,288,128	$4,421,623

Rebates receivable	142,243	364,080
Allowance for bad debts	(182,399)	(187,421)
Total, net	$2,247,972	$4,598,282

The bad debt expense related to rebates receivable are recorded as a reduction to revenues. During the nine months ended September 30, 2016 and 2015, the write off of rebate receivables amounted to $ 68,042 and $ 87,863 , respectively.

Retainage for Warranty Deposits

Certain of the Company’s EPC contracts for solar power plants contain retainage provisions. Retainage refers to the portion of the contract price earned the Company for work performed, but held for payment by our customer as a form of security until we reach certain construction milestones are met , typically for a duration of up to twelve months after the substantial completion of the project. The amount withheld is typically about 5% of the contractual amount. The Company considers whether collectability of such retainage is reasonably assured in connection with its overall assessment of the collectability of amounts due or that will become due under our EPC contracts. Retainage expected to be collected within 12 months is classified within “ other current assets ” on the consolidated balance sheets. Retainage expected to be collected after 12 months is classified within “other assets” on the consolidated balance sheets. After the Company has met the EPC contract requirements to bill for retainage, the Company will reclassify such amounts to “accounts receivable” Provided that all of the other revenue recognition criteria are met.

At September 30, 2016 and December 31, 2015, retainage for warranty deposits related to the Guizhou Phase 1 project included were $ 1,146,962 and $0, respectively, and are expected to be received on or about July 2017. In addition, the amounts of retainage related to a project completed by ZHPV prior to the Company’s acquisition of ZHPV in April 2015 were $ 812,822 and $835,174, respectively as of September 30, 2016 and December 31, 2015, and are expected to be received on or about February 2017.

Customer Loans Receivable

The Company offers its customers who meet the Company’s credit eligibility standards the option to finance the purchase of solar energy systems through installment loans provided by SolarMax Financial. SolarMax Financial also provides secured financing for solar energy systems sold by other unrelated companies. All loans are secured by the solar energy systems or other projects being financed. The outstanding customer loan receivable balance is presented net of an allowance for loan losses. In determining the allowance for loan losses, the Company identifies significant customers with known disputes or collection issues and considers its historical level of credit losses and current economic trends that might impact the level of future credit losses. Customer loans receivable that are individually impaired are charged off against the allowance for loan losses.

F-58

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

The activity in the allowance for loan losses are as follow for the nine months ended:

	September 30, 2016	September 30, 2015
Balance – beginning of period	$439,834	$264,766
Provision for loan losses	215,612	155,414
Recoveries from loan losses	9,789	-
Loans receivable charged off	(76,663)	(65,249)
Balance – end of period	$588,572	$354,931

Advances to suppliers

Advances to suppliers consist primarily of advance payments to suppliers for the purchases of solar panels, inverters and components , and other products .

Inventories, net

Inventories consist of (a) work in progress representing costs incurred on installations prior to completion of systems or projects and (b) components principally consisting of photovoltaic modules, inverters, construction and other materials, and LED products, which are stated at the lower of cost or market value under the first-in first-out method. The Company reviews its inventories periodically for possible excess and obsolescence to determine if any reserves are necessary.

The estimate for excess and obsolete inventories is based on historical sales and usage experience together with a review of the current status of existing inventories.

The activity in the reserve for excess and obsolete inventories are as follow for the nine months ended:

	September 30, 2016	September 30, 2015
Balance – beginning of period	$86,076	$23,000
Provision for excess and obsolete inventories	272,604	44,726
Inventories written-off	(144,988)	(1,190)
Balance – end of period	$213,693	$66,536

Business Combinations

Business combinations are accounted for using the acquisition method in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the Company allocates the purchase price of a business acquisition based on the fair value of the identifiable tangible and intangible assets. The difference between the total cost of the acquisition and the sum of the fair values of the acquired tangible and identifiable intangible assets less liabilities is recorded as goodwill or bargain purchase gain. Management used third party appraisers to assist in estimating fair values, including the business enterprise value, which is based on estimated future cash flows (including timing) which are estimated using the income approach and discount rates reflecting the risk inherent in the future cash flows. Under ASC 805, acquisition related transaction costs (such as advisory, legal, valuation, and other professional fees) are expensed as incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company’s goodwill at September 30, 2016 and December 31, 2015 was derived from the acquisition of ZHTH and ZHPV in April 2015.

The indefinite-lived intangible asset represents a license to operate the Company’s LED business under the US Segment. The definite-lived intangible asset consists of permit backlog, acquired through the acquisition of ZHTH under the PRC Segment and is being amortized proportionately with the future revenues earned on the backlog.

F-59

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

The Company reviews indefinite-lived intangible asset including goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may be impaired.

The Company performs its annual impairment test of goodwill each December 31 or whenever events or circumstances change or occur that would indicate that goodwill might be impaired. When assessing goodwill for impairment, the Company uses qualitative and if necessary, quantitative methods in accordance with FASB ASC Topic 350 (“ASC 350”), Goodwill. The Company also considers its enterprise value and if necessary, the Company’s discounted cash flow model, which involves assumptions and estimates, including the Company’s future financial performance, weighted-average cost of capital and interpretation of currently enacted tax laws. Circumstances that could indicate impairment and require the Company to perform a quantitative impairment test include a significant decline in the Company’s financial results, a significant decline in the Company’s enterprise value relative to its net book value, an unanticipated change in competition or the Company’s market share and a significant change in the Company’s strategic plans.

Based on the projected cash flows and operations of the Company’s LED business, the Company recognized an impairment loss of $320,079 related to goodwill associated with the LED business during the nine months ended September 30, 2015. No impairment of goodwill was recognized for the nine months ended September 30, 2016.

Property and Equipment

Property and equipment is initially stated at cost less accumulated depreciation and amortization. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are charged to operations as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives of the major classification of property and equipment are as follows:

Automobiles	4- 5 years
Furniture and equipment	5-10 years
Leasehold improvements	Shorter of the asset’s useful life or lease term
Solar systems leased to customers	10- 25 years

For the nine months ended September 30, 2016 and 2015, depreciation and amortization expense was $ 1,605,059 and $ 1,375,000, respectively.

Impairment of Long-Lived Assets

The Company’s long-lived assets include property, plant and equipment which include solar energy systems, leased and to be leased, and intangible assets acquired through business combinations.

In accordance with ASC 360, Property, Plant, and Equipment, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset, or group of assets, as appropriate, may not be recoverable. If the aggregate undiscounted future net cash flows expected to result from the use and the eventual disposition of a long-lived asset is less than its carrying value, then the Company would recognize an impairment loss based on the excess of the carrying value over the fair value.

For the nine months ended September 30, 2016 and 2015, the Company recorded impairment losses under the US Segment of $0 and $810,075, respectively, related to certain solar systems that are leased to customers for which the carrying values of such systems were determined to be in excess of the estimated fair value.

Investments in Unconsolidated Joint Ventures

The Company uses the cost method of accounting for investments in companies in which it holds an interest of less than 20% and over which it does not have the ability to exercise significant influence. For entities in which the Company holds an interest of greater than 20% or in which the Company does have the ability to exercise significant influence, the Company uses the equity method of accounting for such investments.

F-60

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

The Company’s investments in unconsolidated joint ventures include privately-held companies where quoted market prices are not available and as a result, the cost method, combined with other intrinsic information, is used to assess the fair value of the investment. If the carrying value is above the fair value of an investment at the end of any period, the investment is reviewed to determine if the impairment is other than temporary . Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

Bank Notes

From time to time, ZHPV issues notes to suppliers and subcontractors, which are guaranteed by various banks in the PRC. The terms of these notes vary depending on the negotiations with the suppliers. Typical terms are in the range of three to six months. Prior to the expiration dates of the notes, the note holders can present these notes to the banks to draw on the note amounts if the Company does not settle the outstanding amount payable to these suppliers.

As of September 30, 2016, ZHPV issued multiple bank notes in the total amount of approximately RMB10.27 million (approximately $1,540,279) through a PRC bank to its vendors and subcontractors. The notes have a six-month term, are due on various dates from December 2016 to April 2017. The same amount of cash was deposited at the same PRC bank as the collateral for the notes. There were no notes outstanding as of December 31, 2015.

Customer Deposits

Customer deposits represent customer down payments and progress payments received prior to the completion of the Company’s earnings process. The amount paid by the customer is refundable during the state and federally required cancellation period. Once the cancellation period has passed, the customer still may cancel the project but the Company is entitled to collect, or retain, for work that was completed and materials that were delivered. As of September 30, 2016, and December 31, 2015, customer deposits included in deposits amounted to $1,528,308 and $1,216,302, respectively and relate primarily to the customer deposits received from the US customers for the solar system and LED purchases. The Company accounts for customer deposits as liabilities and applies the deposits to the customer receivables when the revenues are recognized.

Vendor Bid Deposits

Vendor bid deposits represent cash deposits received by ZHPV on sealed bids from trade contractors who are proposing to work on the EPC construction projects. Vendor bid deposits are 100% refundable when the bid process is concluded. As of September 30, 2016 and December 31, 2015, vendor bid deposits included in deposits amounted to $337,320 and $1,655,961, respectively.

Stock Subscription Deposit

At September 30, 2016, the Company held $7.5 million of prospective investor deposits related to the private placement of common stock closed in October and November 2016 (See Note 19).

Warranty and production guaranty liability

Under the U.S. Segment, the Company provides a limited installation services warranty that warrants the installation services related to the system owner’s photovoltaic modules and inverters (collectively, the “solar system”) to be free from defects in the installation services under normal application, use and service conditions for a period of 10 years from the first date of the original installation services. The manufacturer’s warranty on the solar energy systems’ components (primarily solar panels and inverters) , which is typically passed-through to the customers, is for 25 years. The Company records the accrual for its potential liability under the limited installation services warranty based on certain percentage of monthly revenues plus $300 per system that has received a permit to operate in the month. Management periodically reviews the accrual for the potential liability based on the past claims and payments in determining if the liability is adequate to cover future claims and if adjustments are required for the future monthly accrual. There is no separate warranty accrual provided by the Company for the manufacturer’s warranty since such warranty is covered by the equipment manufacturers .

F-61

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

For one solar system , the Company entered into a long-term commitment contract to maintain and clean the solar systems for a duration of 20 years. The liability under this commitment included in other liabilities is $78,375 and $82,500 at September 30, 2016 and December 31, 2015, respectively.

Beginning in March 2015, the Company guarantees certain specified minimum solar energy production output for certain systems sold to customers generally for a term of up to ten years. The Company monitors the solar energy systems to ensure that these outputs are being achieved. The Company evaluates if any amounts are due to its customers and makes any payments periodically as specified in the customer contracts. Since this output guarantee was implemented in March 2015, the first measurement date and the resulting claims if any, would be a year from the program inception date which would be March 2016. As of September 30, 2016, the Company has not provided any specific accrual for this output guarantee since the amount is estimated not to be material, and the Company believes that the existing accrual for the limited installation service warranty is adequate to cover the claims related to the systems that are subject to this output guarantee. Management is monitoring the claims under this program for the foreseeable future as more data becomes available in order to develop a separate estimate for this output guarantee.

For the nine months ended September 30, 2016 and 2015, the activities of the warranty liability to cover the limited installation services warranty, a long-term commitment as well as the production output guarantee recorded under other liabilities are as follow:

	September 30, 2016	September 30, 2015
Balance – beginning of period	$382,915	$229,131
Provision	208,814	264,310
Expenditures	(152,329)	(88,620)
Balance – end of period	$439,400	$404,821

Deferred Revenues

The Company records as deferred revenue any advance payments collected from customers, primarily related to lease prepayments, until the earnings process has been completed. As of September 30, 2016, and December 31, 2015 deferred revenue included in other liabilities related to customer lease prepayments, amounted to $ 769,775 and $741,417, respectively.

Income Taxes

The Company accounts for income taxes pursuant to the FASB ASC Topic 740. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company records net deferred tax assets to the extent they believe these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The Company has determined it is more likely than not that its deferred tax assets related to its United States operation will not be realizable and has recorded a full valuation allowance against its deferred tax assets. In the event the Company is able to realize such deferred income tax assets in the future in excess of the net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

F-62

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Topic 740-10 clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements in accordance with GAAP. The calculation of the Company's tax provision involves the application of complex tax rules and regulations within multiple jurisdictions. The Company's tax liabilities include estimates for all income-related taxes that the Company believes are probable and that can be reasonably estimated. To the extent that the Company’s estimates are understated, additional charges to the provision for income taxes would be recorded in the period in which the Company determines such understatement. If the Company's income tax estimates are overstated, income tax benefits will be recognized when realized.

The Company recognizes interest and penalties related to unrecognized tax positions as income tax expense. For the nine months ended September 30, 2016 and 2015 the Company did not incur any related interest and penalties.

The Company considers the earnings of the non-U.S. subsidiaries to be indefinitely invested outside the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines a framework for determining fair value, establishes a hierarchy of information used in measuring fair value, and enhances the disclosure information about fair value measurements. ASC 820 provides that the “exit price” should be used to value an asset or liability, which is the price at which an asset could be sold or a liability could be transferred in an orderly process that is not a forced liquidation or distressed sale at the measurement date. ASC 820 also provides that relevant market data, to the extent available and not internally generated or entity specific information, should be used to determine fair value.

ASC 820 requires the Company to estimate and disclose fair values on the following three-level hierarchy that prioritizes market inputs.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, accounts receivable, inventories, other current assets, accounts payable, deposits, taxes payable, and accrued payroll and expenses approximates fair value because of the short maturity of these instruments.

The following table presents the fair value and carrying value of the Company’s loans receivable and borrowings as of September 30, 2016:

F-63

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Assets
Customer loans receivable	$-	$-	$38,360,016	$38,360,016

Liabilities
Bank and auto loans	$	$268,981	$-	$268,981
Loan from non-financial institutions	$-	$-	$7,404,406	$7,496,005
Loans from related parties	$-	$-	$43,400,000	$49,000,000

The following table presents the fair value and carrying value of the Company’s loans receivable and borrowings as of December 31, 2015:

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Assets
Customer loans receivable	$-	$-	$42,465,690	$42,465,690

Liabilities
Bank and auto loans	$-	$1,627,022	$-	$1,627,022
Loan from non-financial institutions	$-	$-	$2,900,301	$3,142,474
Loans from related parties	$-	$-	$40,413,257	$46,231,064

Customer loans receivable - The fair value of customer loans receivable is calculated based on the carrying value and unobservable inputs which include the credit risks of the customers, the market interest rates and the contractual terms. The Company’s underwriting policies for the customer loans receivable have not changed significantly since the origination of these loans. The overall credit risk of the portfolio also has not significantly fluctuated as evidenced by the minimal historical write-offs, and lastly the market interest rates have remained relatively consistent since the origination of the loans.

Bank loan and auto loans - The fair value of such loans payable had been determined based on the variable nature of the interest rates and the proximity to the issuance date.

Term loan and line of credit – The fair value of the term loan and the line of credit had been determined based on 12.0% weighted average interest rate on the recent borrowings from lenders in PRC.

Loans from related parties – The related party loans were issued at the fixed annual interest rates of 3% in the US Segment, and the fair value of the loans has been estimated by applying the prevailing borrowing annual interest rates for a comparable loan term which the Company estimated to be 4.8% to the estimated cash flows through the maturities of the loans.

The Company follows ASC Subtopic 825-10 (“ASC 825-10”), Fair Value Option. ASC 825-10 permits entities to elect to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value options for any assets or liabilities, which were not previously carried at fair value. Accordingly, the adoption of ASC 825-10 had no impact on the Company’s consolidated financial statements.

F-64

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Non-recurring fair value measurement

For the nine months ended September 30, 2016 and 2015, the Company recorded impairment charges related to the solar systems of $0 and $810,075 under the US Segment, respectively. The adjustments fall within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs to determine the fair values. The fair values were determined using a discounted cash flow method, and the amount and timing of future cash flows within the analysis were based on the stipulated lease payments and management’s estimate of the value of electricity the asset will generate beyond the lease term. The fair values of the solar assets included in property and equipment were determined to be $125,582 as of December 31, 2015.

Advertising Costs

The Company charges advertising and marketing costs related to radio, internet and print advertising to operations as incurred. Advertising and marketing costs which is a component of general and administrative expenses for the nine months ended September 30, 2016 and 2015 were $ 2,358,044 and $ 1,540,935 respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock-based compensation expense recognized includes the compensation cost for all share-based payments granted to employees, net of estimated forfeitures, over the employee requisite service period based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported.

Foreign Currency

Amounts reported in the consolidated financial statements are stated in United States dollars , unless stated otherwise. The Company’s subsidiaries in the PRC use the Chinese renminbi ("RMB") as their functional currency and all other subsidiaries use the United States dollar as their functional currency. For subsidiaries that use the local currency as the functional currency, all assets and liabilities are translated to USD using exchange rates in effect at the end of the respective periods and the results of operations have been translated into United States dollars at the weighted average rates during the periods the transactions were recognized. Resulting translation gains or losses are recognized as a component of other comprehensive income (loss).

In accordance with ASC 830, Foreign Currency Matters, the Company translates the assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date and the statements of operations and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from RMB into United States dollar are recorded in stockholders’ equity as part of accumulated other comprehensive income.

Comprehensive Income (Loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, Comprehensive Income. Under ASC 220, the Company is required to report comprehensive income (loss), which includes net income (loss) as well as other comprehensive income (loss). The only significant component of other comprehensive income (losses) as of September 30, 2016 and December 31, 2015 is the currency translation adjustment.

Segment Information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the executive team, which is comprised of the chief executive officer and the chief financial officer. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined that it has two operating and reporting segments (United States and PRC) as of September 30, 2016 and December 31, 2015 and for the nine months ended September 30, 2016 and 2015.

F-65

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Net income (loss) per share

The Company calculates net income (loss) per share by dividing earnings (losses) allocated to common stockholders by the weighted average number of common shares outstanding for the period. Diluted weighted average shares is computed using basic weighted average shares plus any potentially dilutive securities outstanding during the period using the treasury-stock-type method and the if-converted method, except when their effect is anti-dilutive. Potentially dilutive securities are excluded from the computation of dilutive earning per share for the nine months ended September 30, 2016 and 2015 in which the effect would be antidilutive.

Recent Accounting Standards

In November 2016, the FASB issued ASU No. 2016-18, " Sta tement of Cash Flows (Topic 230): Restricted Cash ” ("ASU 2016-18"), which amends the current accounting guidance . The amendments in this update require the amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The adoption of ASU 2016-18 is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, " Statement of Cash Flows (Topic 230): Classification of Certain Cash Rec eipts and Cash Payments (" ASU 2016-15" ), which amends the current accounting guidance. This amendments include specific guidance on the eight cash flow classification issues which was not clear or includes in the current accounting guidance. ASU 2016-15 is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The adoption of ASU 2016-15 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments -Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments("ASU 2016-13"), which amends the current accounting guidance and requires all expected losses to be determined based on historical experience, current conditions and reasonable and supportable forecasts. This guidance amends the accounting for credit losses for available-for-sale securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. The Company has not yet determined the effect of this guidance on the Company’s consolidated financial statements .

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, affecting companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities. The ASU will take effect for fiscal years beginning after December 15, 2017. The Company is currently assessing the adoption and impact of this ASU on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes that companies that present a classified balance sheet are required to classify all deferred taxes as non-current assets or noncurrent liabilities. The standard is effective for interim and annual periods beginning after December 15, 2016. The adoption of ASU 2016-01 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustment from a business combination. GAAP currently requires that during the measurement period, the acquirer retrospectively adjust provisional amounts recognized at the acquisition date with a corresponding adjustment to goodwill. The acquirer must revise comparative information for prior periods presented in financial statements as needed. ASU 2015-16 eliminates the requirement to retrospectively account for those adjustments. ASU 2015-16 is effective for annual periods beginning after December 15, 2016. The adoption of ASU 2015-16 will not have a material impact on the Company’s consolidated financial statements.

F-66

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

In July 2015, the FASB issued ASU 2015-11 Simplifying the Measurement of Inventory, whose objective is to simplify the subsequent measurement of inventory by using only the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.

In August 2014, the Financial Accounting Standards Board issued (ASU) No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40) , to provide guidance within GAAP requiring management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and requiring related disclosures. The ASU is effective for annual periods ending after December 15, 2016. The Company does not expect the adoption of the new ASU will have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued FASB ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides a five-step process to achieve that core principle. In August 2015, the FASB issued FASB ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, which deferred the effective date of ASU 2014-09 by one year. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In March 2016, the FASB issued FASB ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”. ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the implementation guidance in Topic 606 for identifying performance obligations and determining when to recognize revenue on licensing agreements for intellectual property. In May 2016, the FASB issued ASU No. 2016-11, “Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting.” ASU 2016-11 rescinds certain SEC staff comments previously made in regard to these ASU’s. We are currently evaluating the effect that the adoption of ASU 2014-09, ASU 2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-11 will have on our consolidated financial statements.

3. Business Combinations

On April 28, 2015 the Company acquired ZHTH through a share exchange agreement among the Company, SolarMax Shanghai and the equity owners of ZHTH. On the same date, the Company acquired ZHPV through a share exchange agreement among the Company and the equity owners of Accumulate, which, through Accumulate Hong Kong, is the sole stockholder of ZHPV. The share exchange agreement for ZHPV was amended on May 12, 2016 to revise certain terms including adjusting the total consideration retroactively to the original acquisition date of April 28, 2015.

The purchase price for ZHTH consisted of cash of RMB 200,000 (approximately $32,786) and 2,400,000 shares of the Company’s common stock of SolarMax valued at $3.10 per share or $7,440,000 in aggregate, to be earned and vested upon achieving specified milestones related to procurement of solar system projects through December 31, 2017. The specified milestones had been met as of December 31, 2015 and accordingly, all shares of the common stock issued in connection with the acquisition are fully vested as of December 31, 2015.

The purchase price for ZHPV consisted of 1,000,000 shares of the Company’s common stock valued at $3.10 per share , or $3,100,000 in aggregate , pursuant to the share exchange agreement as amended . The 1,000,000 shares are pledged to the Company pursuant to a stock pledge agreement dated April 28, 2015 between the Company and the previous owners of ZHPV to ensure compliance of certain seller post-closing obligations. The ZHPV share exchange agreement, as amended, also includes a contingency for the Company to pay the sellers’ liquidated damages of RMB 10,000,000 (approximately $1.6 million) in the event the Company fails to file a registration statement on Form S-1 with the United States Securities Exchange Commission within one year from the effective date of the amendment , which will be May 12, 2017.

F-67

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Effective on May 12, 2016, in conjunction with the execution of the amendment to the share exchange agreement for ZHPV, ZHPV entered into a debt settlement agreement (the “Debt Settlement Agreement”) with one of the former owners of ZHPV, Uonone Group Co., Ltd., (“Uonone Group”) , pursuant to which ZHPV and Uonone Group agreed to settle a list of pending business transactions entered into by them during the period from December 31, 2012 to December 31, 2015, and Uonone Group agreed to pay ZHPV an amount of RMB 8,009,715.61 on or before November 30, 2016. The financial impact of the Debt Settlement Agreement was retrospectively adjusted to the acquisition date of April 28, 2015 which reflects a receivable balance from Uonone Group in the amount of $ 1,570,107 based on the exchange rate on the acquisition date. As of September 30, 2016 and December 31, 2015, the receivable balance due from the Uonone Group was $ 1,650,578 and $1,661,740, respectively . See Note 19.

The value of the Company’s common stock of $3.10 per share on the acquisition date was based on the fair value of the common stock as of December 31, 2014 determined by an independent valuation specialist taking into account the Company’s cash flow projections primarily on the US Segment.

The acquisitions were recorded as business combinations under ASC 805, with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date. The Company recorded the tangible and identified intangible assets purchased and liabilities assumed based on their estimated fair values as of the acquisition date and allocated the remaining purchase consideration to goodwill. Goodwill is attributable to the workforce of the acquired businesses at ZHTH and ZHPV and the expected synergies expected to arise after SolarMax’s acquisitions. All acquisition related costs were expensed as incurred and were not material.

The purchase price allocations are as follows based on the currency exchange rate on the acquisition date:

	ZHTH	ZHPV	Total
Assets -
Cash	$8,110	$257,943	$266,053
Accounts receivable	-	6,243,158	6,243,158
Advances to suppliers	385	824,283	824,668
Due from seller	-	1,252,793	1,252,793
Other current assets	4,755	265,409	270,164
Deferred tax assets	-	1,575,107	1,575,107
Investment in unconsolidated joint venture	-	237,701	237,701
Goodwill	6,410,132	2,380,358	8,790,490
Permit backlog	1,430,000	-	1,430,000
Property and equipment	2,500	301,525	304,025
Total asset acquired	7,855,882	13,338,277	21,194,159

	ZHTH	ZHPV	Total
Liabilities -
Accounts payable	-	(7,135,091)	(7,135,091)
Taxes payable	(38)	(1,003,113)	(1,003,151)
Accrued expenses	-	(1,902,844)	(1,902,844)
Other current liabilities	(25,558)	(197,229)	(222,787)
Deferred tax liabilities	(357,500)	-	(357,500)
Total liabilities assumed	(383,096)	(10,238,277)	(10,621,373)
Total consideration	$7,472,786	$3,100,000	$10,572,786

F-68

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Permit Backlog

On the acquisition date, ZHTH held a number of permits for the approved solar farm projects. The permit backlog valued at $1,430,000 represents a total of 130 Megawatt (“MW”) of contract backlog that existed as of the acquisition date that ZHPV anticipated to materialize and receive future cash flows through 2017. The permit backlog intangible asset is being amortized proportionately with the cash flows to be earned from these permit backlog through 2017. For the nine months ended September 30, 2016, the amortization expense related to the permit backlog recorded under cost of revenue was $ 480,382.

Supplemental pro forma data (unaudited)

The following supplemental pro forma data summarizes the consolidated results of operations of the Company for the nine months ended September 30, 2015, as if the acquisitions were completed as of January 1, 2015. The supplemental pro forma information presented is for information purposes only and is not necessarily indicative of the consolidated results of operations that would have been realized if the transactions had been completed on the date indicated, does not reflect synergies that might have been achieved, nor is it indicative of future consolidated operating results or financial position. The pro forma adjustments are based upon currently available information and certain assumptions the Company believes are reasonable under the circumstances.

Supplemental pro forma data for the nine months ended September 30, 2015 is as follows:

2015
Revenue	$28,452,280
Cost of Revenue	19,864,132
Net loss	$(4,536,224)

4. Sale of Chinese Subsidiary

In the course of the Company’s business in the PRC, ZHTH or ZHPV may acquire permits to operate solar farms in the PRC. ZHTH or ZHPV will acquire permit through a permit subsidiary, which holds the right to the solar farm. A separate permit subsidiary is formed for each permit. Since the permit may not be transferred, the subsidiary that owns the permit subsidiary sells the equity in the permit subsidiary to the buyer, who becomes the owner of the solar farm project and ZHPV seeks to obtain the EPC contract for the project from the project owner.

On April 18, 2016, ZHTH entered into an agreement to sell its 100% ownership of the subsidiary that holds the permit relating to the Guizhou Phase 1 solar farm project to a company owned by AMD , a related party, for a total consideration of RMB 1.0 million (approximately $152,000). Effective upon completion of the transfer of the ownership of the permit subsidiary, which became owned by a subsidiary of AMD, ZHPV was engaged to be the EPC contractor of the Guizhou Phase 1 solar farm project. The project owner subsequently entered into an operation and maintenance agreement with Jiangsu Honghao with respect to the project. The legal transfer of the sale of the permit subsidiary was completed on June 8, 2016 and the consideration was paid on April 25, 2016.

The assets and liabilities disposed as of April 18, 2016 are as follows:

Amount
Cash	$649
Inventories	512,356
Other current liabilities	(366,763)
Net assets	$146,242
Consideration	152,253
Gain on sale	$6,012

F-69

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

5. Customer Loans Receivable

The Company provides financing to qualified customers to purchase residential or commercial photovoltaic systems , as well as other products the Company offers in the United States. Depending on the credit rating of customers, the interest rate generally ranges from 0.00% (for financing under a very short term) to 10.99% per annum with financing terms ranging from three to fifteen years. At September 30, 2016 and December 31, 2015, the Company’s loan portfolio with a 0% interest rate is approximately 0.2% and 0.3%, respectively.

The Company acquires security interests in the photovoltaic systems and other products financed.

Customer loans receivable consist of the following as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Customer loans receivable, gross	$38,948,588	$42,905,524
Less: allowance for loan losses	(588,572)	(439,834)
Customer loans receivable, net	38,360,016	42,465,690

Less: current portion, net	6,468,905	6,654,789

Customer loans receivable, non-current	$31,891,111	$35,810,901

The Company is exposed to credit risk on the customer loans receivable. Credit risk is the risk of loss arising from the failure of customers to meet the terms of their contracts with the Company or otherwise fail to perform as agreed. As of September 30, 2016, and December 31, 2015, the allowance for loan losses was $ 588,572 and $439,834, respectively.

Principal maturities of the customer loans receivable at September 30, 2016 are summarized as follows:

Period ending December 31,	Amount
2016 (remaining months)	$1,654,402
2017	6,393,512
2018	6,024,947
2019	5,393,058
2020	4,637,427

Thereafter	14,845,242
Total loans receivable	$38,948,588

Total interest income on the customer loans receivable included in revenues, was $ 1,682,679 and $ 1,691,631 for the nine months ended September 30, 2016 and 2015, respectively.

6. Inventories, net

Inventories consist of the following as of:

	September 30, 2016	December 31, 2015
Work-in-process	$4,661,453	$1,862,355
Solar panel, inverter and components	2,377,701	2,116,806
LED lights	553,474	679,639
Reserve for excess and obsolescence	(213,693)	(86,076)
Total inventories, net	$7,378,935	$4,572,724

The Company recorded a provision of $ 272,604 and $ 44,756 for the excess and obsolete inventories for the nine months ended September 30, 2016 and 2015, respectively.

F-70

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

7. Other Current Assets

Other current assets consist of the following as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Demand promissory note	$-	$700,000
Receivable from sellers of ZHPV (See Note 3)	1,650,578	1,661,740
Retainage for warranty deposits (See Note 2)	1,959,783	835,174
Prepaid expenses and others	1,400,770	444,692
Accrued interest receivable	117,736	163,712
Total	$5,128,867	$3,805,318

On August 19, 2015, the Company provided an unsecured demand loan of $700,000 to an LED customer to finance its operations on a short-term basis . The interest rate was 8% per year. The entire principal and interest , totaling $ 737,737, was repaid on May 3, 2016.

As discussed in Note 3, on May 12, 2016, ZHPV entered into a debt settlement agreement with Uonone Group, one of the former shareholders of ZHPV pursuant to which Uonone Group agreed to repay the net amount owed to ZHPV in the amount of RMB 8,009,715.61 (approximately $1,650,578 as of September 30, 2016 ) on or before November 30, 2016. See Note 19.

8. Goodwill and Intangible Assets, Net

Goodwill and intangible assets, net consisted of the following components:

	September 30, 2016			December 31, 2015
	Gross	Accumulated Amortization	Net Carrying Amount	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets
Permit backlog	$1,307,774	$(473,901)	$833,873	$1,343,738	$-	$1,343,738
Indefinite -lived intangible assets
License (LED)	364,000	-	364,000	364,000		364,000
Total	$1,671,774	$(473,901)	$1,197,873	$1,707,738	$-	$1,707,738
Goodwill	$8,048,136		$8,048,136	$8,260,219		$8,260,219

As of September 30, 2015, $320,079 of goodwill derived from the acquisition of Act One was impaired. Accordingly, an impairment loss was recorded for $320,079 for the nine months ended September 30, 2015. No impairment of goodwill was recognized for the nine months ended September 30, 2016.

Activity of goodwill for the nine months ended September 30, 2016 and 2015 is as follow:

	September 30, 2016	September 30, 2015
Balance – beginning of period	$8,260,219	$320,079
Addition from acquisitions (PRC Segment)	-	8,790,490
Impairment (US Segment)	-	(320,079)
Effect of exchange rate	(212,083)	(31,949)
Balance – end of period	$8,048,136	$8,758,541

F-71

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

During the nine months ended September 30, 2016, $ 480,383 permit backlog was amortized as a component of cost of revenue. The remaining balance of the permit backlog as of September 30, 2016 is expected to be amortized during the remainder of the 2016 and 2017 proportionately with the cash flows earned from these permit backlogs.

No amortization expense has been recorded for the nine months ended September 30, 2015 since no revenue related to the permit backlog has been recognized.

9. Investments in Unconsolidated Joint Ventures

At September 30, 2016, the Company has the following unconsolidated joint ventures accounted under the equity method of accounting:

Investee	Equity Investment Ownership	Profit rate of distribution

Alliance Capital 1, LLC (“A#1”)	30.0%	40.0%
Alliance Capital 2, LLC (“A#2”)	30.0%	30.0%
Alliance Capital 3, LLC (“A#3”)	30.0%	30.0%
Changzhou Holysolar Technology, Co., Ltd. (“Changzhou”)*	22.5%	22.5%

*On January 5, 2016, the ownership of Changzhou was adjusted through the addition of a new stockholder, who is the chief executive officer of Changzhou and the president of the Company’s PRC operations. No consideration was received as a result of the ownership change. Subsequent to the ownership change, the Company’s ownership percentage was reduced from 30.0 % to 22.5%. All major decisions concerning the operations of Changzhou would continue to be based upon the ownership interest of each shareholder. The Company recognized a loss in connection with the reduction of its ownership in the amount of $224,356 which is included in other income (expense), net for the nine months ended September 30, 2016.

Activity in investments on unconsolidated joint ventures for the nine months ended September 30, 2016 consisted of the following:

Type	Investees	Balance December 31, 2015	Distribution / Decrease in Investment	Share of Investee’s Net (loss) Income	Balance September 30, 2016
Equity	A#1	$886,254	$-	$(22,807)*	$863,447
Equity	A#2	1,048,126	-	39,297	1,087,423
Equity	A#3	358,214	-	27,354	385,568
Equity	Changzhou	897,425	(224,356)	(77,991)	595,077
	Total	$3,190,019	$(224,356)	$(34,148)	$2,931,515

* The Company’s share of investee’s net loss for A#1 investee includes an adjustment of $ 82,847 in A#1’s net income attributable to the Company. This adjustment represents the impact of the basis difference in certain property, plant and equipment of A#1.

Activity in investments on unconsolidated joint ventures for the year ended December 31, 2015 consisted of the following:

Type	Investees	Balance December 31, 2014	Distribution	Share of Investee’s Net Income		Balance December 31, 2015
Equity	A#1	$981,348	$(294,000)	$198,906	*	$886,254
Equity	A#2	1,241,312	(207,000)	13,814		1,048,126
Equity	A#3	434,061	(87,000)	11,153		358,214
Equity	Changzhou	770,580	-	126,845		897,425
	Total	$3,427,301	$(588,000)	$350,718		$3,190,019

F-72

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

* The Company’s share of investee’s net income for A#1 investee includes an adjustment of $222,026 in A#1’s net income attributable to the Company. This adjustment represents the impact of the basis difference in certain property, plant and equipment of A# 1 resulting from an accounting error in a prior period.

In connection with the acquisition of ZHPV in April 2015, ZHPV held a 29% investment in Ejinaqi Enfei New Energy Co., Ltd., a PRC company. In November 2015, ZHPV disposed of its entire investment and received its original amount of investment in cash of RMB 1,450,000 (approximately $231,153). No gain or loss was recognized in connection with the disposal of this investment. There were no profits or losses from this entity during 2015 since it has been inactive since its inception in March 2013.

F-73

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

The following tables present the summary of the condensed combined financial statements for the Company’s unconsolidated joint ventures as of and for the nine months ended September 30, 2016 and as of and for the year ended December 31, 2015:

Balance Sheets (Unaudited)	September 30, 2016	December 31, 2015
Current assets	$3,719,433	$2,185,363
Non-current assets	8,138,229	10,617,962
Total assets	$11,857,662	$12,803,325

Current liabilities	$2,759,603	$3,265,923
Members’ capital	9,098,058	9,537,402
Liabilities and members’ capital	$11,857,662	$12,803,325

Income Statements (Unaudited)	For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015
Revenue	$2,641,112	$6,832,739
Gross profit	$1,446,239	$2,988,444
Net income (loss)	$(388,594)	$358,619

10. Financing Arrangements

As of September 30, 2016 and December 31, 2015, the Company had the following borrowings:

	September 30, 2016	December 31, 2015
A $5,000,000 term loan payable to Cathay Bank dated July 17, 2013, interest accrued at 5.0% and matured July 20, 2016. The loan was secured by certain assets of the Company. The loan was fully paid off as of June 30, 2016.	$-	$1,510,637
A $1,000,000 revolver loan from Cathay Bank dated July 17, 2013, variable interest rate (5% at September 30, 2016 and December 31, 2015) . The revolver matured and was repaid on November 30, 2016.	200,000	-
Various auto loans payable, interest accrues at 4.34%-4.69% with maturities in 2017 and 2018	68,981	116,385
A RMB 20.4 million term loan from a third party, due on June 30, 2016, non-interest bearing. The loan was repaid on April 19, 2016.	-	3,142,474
A RMB 50 million line of credit from the same third party above, RMB 40 million due on October 27, 2016 and RMB 10 million due on January 1, 2017 with a 12% annual fixed interest rate.	7,496,005	-
Total	$7,764,986	$4,769,496
Less: current portion	(7,752,010)	(4,710,258)
Non-current portion	$12,976	$59,238

F-74

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

On January 22, 2016, the Company repaid $1,000,000 of the outstanding principal balance on the Cathay Bank term loan with the proceeds from the revolver loan from Cathay Bank. The remaining $200,000 balance of the Cathay Bank revolver loan was repaid on December 1, 2016.

On October 19, 2015, ZHPV entered into a line of credit agreement with an unrelated party) to borrow up to a maximum amount of RMB 50 million (approximately $7.7 million). The line of credit bore a fixed interest rate at 12% per annum and matured originally on June 30, 2016. RMB 30 million was drawn down from the line of credit and was repaid on December 31, 2015. During 2016, the maturity date of the line of credit was extended to October 2016 with respect to RMB 40 million, and to January 2017 with respect to RMB 10 million. The line of credit is guaranteed by AMD, a related party. As of September 30, 2016, RMB 50.0 million ($ 7,496,005 ) was drawn down and outstanding. Total interest incurred and paid on the loan during the nine months ended September 30, 2016 was $495,419. In October 2016 pursuant to the first maturity date, ZHPV repaid RMB 40 million ($5,996,804), and the remaining balance of RMB 10 million was repaid by the Company in November 2016.

On November 15, 2015, ZHPV entered into a term loan agreement with the same unrelated party to borrow RMB 20.4 million (approximately $3.1 million). The maturity date of the loan was June 30, 2016 and the loan was non-interest bearing. The loan was repaid on April 19, 2016.

Total interest expense incurred was $ 1,877,106 and $ 1,143,820 (including interest on loans from related parties) for the nine months ended September 30, 2016 and 2015, respectively. The weighted average interest rates on short-term loans outstanding for SolarMax were 7.8 % and 7.5%, respectively, as of September 30, 2016 and December 31, 2015. The Company has certain financial covenants associated with the Cathay Bank loans and was not in compliance with certain of these covenants as of December 31, 2015. The Company received waivers for these covenant violations as of December 31, 2015 from Cathay Bank. There was no violation of the financial covenants associated with the Cathay Bank revolver loan as of September 30, 2016.

Loans from related parties

	September 30, 2016	December 31, 2015
Loan from related parties, current portion	$6,500,000	$1,231,064
Loans from related parties, noncurrent	42,500,000	45,000,000
Total	$49,000,000	$46,231,064

The principal stockholders of the Company consist of its chief executive officer, chief financial officer and executive vice president, who are also the owners and management of SMX Properties, LLC (“SMXP”) and Inland Empire Renewable Energy Regional Center (“IERE”) and its subsidiaries: Clean Energy Center (“CEC”), Clean Energy Funding, LP (“CEF”), and Clean Energy Funding II, LP (“CEF II”). The Company’s chief executive officer and executive vice president , and one of its minority stockholders are also the principals of Fallow Field, LLC. SMXP, IERE and Fallow Field are not consolidated by the Company.

On January 3, 2012, CEF entered into a loan agreement with SREP, a wholly-owned subsidiary of the Company. Under the agreement, CEF agreed to make loans to SREP in an amount not to exceed $45,000,000. The proceeds of the loans are advanced in increments of $2,500,000 and CEF may determine in its sole and absolute discretion to advance a lesser amount. The loan accrues interest at a fixed interest rate of 3% per annum, payable quarterly in arrears. Each advanced principal amount is due and payable 48 months from the advance date or the U.S. Immigration Form I-829 approval date if longer. As of both September 30, 2016 and December 31, 2015, the principal loan balance was $ 45,000,000.

On August 26, 2014, CEF II entered into a loan agreement with LED, a wholly-owned subsidiary of the Company, for up to $13,000,000. The proceeds of the loan would be used by LED for its operations. The loan accrues interest at a fixed interest rate of 3% per annum, payable quarterly in arrears. Principal is due and payable in 48 months or the U.S. Immigration Form I-829 approval date if longer. In August and September 2016, LED borrowed additional $3,000,000 under the loan, the proceeds of which were used to fulfill the purchases required related to the recently won $4.3 million LED contract. As of September 30, 2016 and December 31, 2015, the principal loan balance was $ 4,000,000 and $1,000,000, respectively.

F-75

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

On December 29, 2015, ZHPV entered into an unsecured loan agreement with Changzhou, one of the equitymethod investees of SolarMax . Under the agreement, ZHPV can borrow up to RMB 2 million (approximately $308,086 ) from Changzhou with a 6% fixed annual interest rate for three months. The outstanding balances on the loan were $0 and RMB 1.5 million (approximately $231,064 ) as of September 30, 2016 and December 31, 2015, respectively. Another RMB 0.5 million (approximately $77,021 ) was drawn down on January 10, 2016. The entire loan was repaid on March 10, 2016 in the total amount of RMB 2,022,917 (approximately $311,616 ) including principal and interest.

For the nine months ended September 30, 2016 and 2015, total interest expense incurred on related party loans was $ 1,049,437 and $ 1,347,034, respectively.

Principal maturities for the financing arrangements as of September 30, 2016 are as follows:

Period ending December 31,	Term Loan	Auto Loans	Bank Loan	Related Party Loans	Total
2016 (remaining three months)	$-	$8,697	$200,000	$500,000	$708,697
2017	7,496,005	34,789	-	12,000,000	19,530,794
2018	-	25,494	-	9,000,000	9,025,494
2019	-	-	-	5,000,000	5,000,000
2020	-	-	-	22,500,000	22,500,000
	$7,496,005	$68,981	$200,000	$49,000,000	$56,764,986

11. Other Related Party Transactions

Revenue

The Company provides asset management and accounting services to the three Alliance joint ventures under the management contract and business services agreement dated January 20, 2011 between Alliance Solar Capital I, LLC and the Company, pursuant to which the Company is to receive 3% of revenues collected from SREC and payments from public utilities received by the Alliance entities. The provisions of this agreement also extend to services rendered for A#2 and A#3, however, there is no formal agreement executed for these entities. Total fees earned by the Company from the Alliance entities included in consolidated revenues during the nine months ended September 30, 2016 and 2015 were $ 21,442 and $ 25,318, respectively.

From time to time, the Company made advances for expenses on behalf of the three Alliance entities. At September 30, 2016 and December 31, 2015, the Company had a receivable from Alliance 1 related to the insurance premiums paid on behalf of Alliance 1 in the amount of $ 39,709 and $34,461, respectively.

Lease Agreements

On November 28, 2012, the Company entered into a lease agreement with SMXP to lease its headquarters in Riverside, CA. The lease term was for four years commencing on January 1, 2013 and ending on December 31, 2016, with an annual base rent of $603,867. In September 2016, the Company executed a new lease that would be effective January 1, 2017. The lease term is for ten years with one five-year renewal option. The annual base rent under the new lease is $978,672 plus the Company’s share of the utilities. The base rent is subject to an annual escalation of 2.99%.

F-76

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

On April 28, 2014, the Company, through its consolidated affiliates entered into two sublease agreements for its Diamond Bar office with IERE. The terms of the leases were for five years commencing on May 1, 2014 with a total annual base rent of $ 134,400. These leases were cancelled effective on January 1, 2015 and replaced with new leases entered into on January 2, 2015 with Fallow Field, LLC discussed below. On January 2, 2015, the Company, through its consolidated affiliates entered into two lease agreements for its Diamond Bar office with Fallow Field, LLC. Fallow Field, LLC is owned and managed by the Company’s chief executive officer, executive vice president and a minority stockholder of the Company. The lease term was for five years commencing on January 1, 2015 and ending on December 31, 2019, with an annual base rent of $177,600. In September 2016, the Company entered into a lease amendment related to its two leases at the Diamond Bar office. The amended terms commence on November 1, 2016 and are for ten years with one five-year renewal option. The initial annual base rent is $229,272 plus the Company’s share of utilities. The base rent is subject to an annual escalation of 2.99%.

For the nine months ended September 30, 2016 and 2015, the total related party rental expense included in general and administrative expenses for the Riverside, CA corporate headquarters and the Diamond Bar, CA office, was approximately $ 541,593 and $ 586,107, respectively. At September 30, 2016 and December 31, 2015, the Company had a receivable from SMXP in the amount of $ 31,709 and $36,901 related to advances by SREP for utilities and certain operating expenses on behalf of SMXP’s tenant, respectively.

12. Accrued Expenses

Accrued expenses consist of the following as of September 30, 2016 and December 31, 2015

	September 30, 2016	December 31, 2015
Accrued payroll and commissions	$436,842	$497,775
Accrued professional and other expenses	942,592	885,903
Credit card payable and others	242,195	572,183
Interest payable	361,967	109,866
VAT and other taxes payable	237,094	1,001,468
Total	$2,220,690	$3,067,195

The Company recognizes its revenue in the PRC net of value-added taxes (“VAT”). The Company is subject to VAT at the rate of 17% which is levied on the procurement cost for materials purchased and collected at the invoiced value of sales provided to customers. The Company accounts for VAT on a net basis . The contractual amount related to the designing and EPC services is subject to 3% sales tax and other taxes for the amount invoiced before May 1, 2016 which is included as part of cost of revenue. Effective May 1, 2016, EPC service are subject to 6% VAT pursuant to the new Tax Law enacted in the PRC. As of September 30, 2016 and December 31, 2015, VAT tax (receivable) payable were $ (186,764) and $500,057, respectively.

13. Commitments and Contingencies

Operating Leases

The Company has operating leases for office facilities and office equipment both in the United States and in the PRC. The lease payments are fixed for the initial term of the leases.

Future minimum lease commitments for office facilities and equipment as of September 30, 2016, are as follows:

Periods ending December 31,	Related Parties	Others	Total
2016 (remaining three months)	$188,859	$86,288	$275,147
2017	1,207,944	327,266	1,535,210
2018	1,207,944	133,805	1,341,749
2019	1,207,944	30,651	1,238,595
2020	1,207,944	-	1,207,944
2021	1,207,944	-	1,207,944
Thereafter	6,230,780	-	6,230,780
Total lease payments	$12,459,359	$578,010	$13,037,369

F-77

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

For the nine months ended September 30, 2016 and 2015, rent expense for office facilities and equipment was $ 919,714 and $ 922,723, respectively (including the related party rental expense – see Note 10).

Panel Purchase Agreement

SolarMax has a panel purchase agreement with a Sunspark Technologies Inc. pursuant to which the Company agreed to purchase 150 megawatts of solar panels over a three-year period at a price to be negotiated not to exceed 110% of the preceding three-month rolling average market price per watt for an estimated total commitment of approximately $84.0 million based on the most recent price paid on a purchase order from Sunspark. The agreement stipulates a 30 megawatt minimum amount to be purchased by SolarMax for each year, which will cost approximately $16.8 million based on the most recent price paid on a purchase order from Sunspark, with the first year being the year beginning June 1, 2016.

Energy Storage System Distribution Agreement

On July 29, 2016, the Company entered into a distribution agreement with Li-Max Technology, Inc. with an effective date of June 9, 2016. The agreement has a five-year term during which the Company would be the exclusive distributor of Li-Max Energy Storage System within all countries and other areas of the world, other than Asia (including but not limited to the Republic of China and the Peoples’ Republic of China). The agreement contains an initial purchase commitment of 375 units, approximately $1.1 million of Li-Max Energy System within the first six months of the term of the agreement. In the event that the Company fails to purchase 60% of this commitment within such six month period, Li-Max can require the Company to purchase 60% of the target number within 60 days, failing which Li-Max has the right to terminate the agreement. The agreement also contains a warranty provision for all the systems purchased from Li-Max for ad period of ten years.

Pending Litigation

On June 24, 2015, Michael McCaffrey, the Company ’s former chief financial officer , filed a lawsuit against the Company, its chief executive officer, its current chief financial officer, and its executive vice president with various claims related to violation of California labor code, discrimination based on national origin, ancestry, ethnicity and race, retaliation, harassment based on national origin, ancestry, ethnicity and race, failure to take all reasonable steps to prevent discrimination and harassment, wrongful termination in violation of public policy, failure to pay wages and intentional infliction of emotional distress and included allegations of financial improprieties and fraudulent and illegal activities . Management of the Company believes all of the claims are without merit and is currently working with its counsel to vigorously defend on these claims. The Company petitioned the court to transfer the matter to arbitration pursuant to its agreement with Mr. McCaffrey , and the court ordered the matter to be submitted to arbitration . An Arbitrator has been selected and agreed upon by both parties. The arbitration is scheduled to start on May 30, 2017. The ultimate outcome of the arbitration cannot be determined at the present time. Management does not expect the ultimate outcome will have a material adverse effect on the Company’s consolidated financial position or results of operations.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual relationships, product liability claims, and a variety of other matters. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company’s financial position or results of operations.

Employment Agreement

On February 3, 2015, the Company entered into a two-year employment agreement with the president of the Company’s China operations, pursuant to which the Company pays him an annual salary of RMB 360,000 (approximately $53,000). In June 2016, the agreement was extended for one additional year. The Company also pays the president of the China operations approximately $85,000 from its U.S. segment.

F-78

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

14. General and Administrative Expenses

General and administrative expenses consist of the following for the nine months ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Compensation and benefits	$5,110,746	$5,116,230
Depreciation and amortization	1,379,353	1,375,000
Selling and marketing expenses	2,358,044	1,540,935
Leasing and rental expenses	1,064,766	1,084,004
Professional services	2,931,588	1,521,304
Other operating expenses	1,376,366	1,370,156
Total	$14,220,863	$12,007,629

15. Stockholders’ Equity

Stock Option Plan

From time to time, the Company grants non-qualified stock options to its employees and consultants for their services. Option awards are generally granted with an exercise price equal to the estimated fair value of the Company’s stock at the date of grant. The options have exercise periods and vesting schedules determined by the board at the time of grant.

SolarMax estimates the fair value of stock options using a Black-Scholes option pricing model. The model requires input of assumptions regarding the expected term, expected volatility, dividend yield, and a risk- free interest rate. Options were granted at the fair value of the Company’s common stock on grant dates and a simplified method was used to estimate the expected term of the options granted during the year ended December 31, 2015. There were no grants during the nine months ended September 30, 2016. The weighted average assumptions that were used to calculate the grant date fair value of employee stock option grants for the year ended December 31, 2015 are as follows:

2015
Expected term (years)	4.79
Expected volatility	89.7%
Risk-free interest rate	1.5%
Dividend yield	0%

Expected Volatility. The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the solar industry in a similar stage of development to the Company.

Expected Term. The Company elected to utilize the “simplified” method for “plain vanilla” options to value stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate. The risk-free interest rate assumption was based on zero-coupon U.S. Treasury instruments that had terms consistent with the expected term of the Company’s stock option grants.

Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

F-79

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Forfeitures are accounted for as actual forfeitures occur.

On June 19, 2015, the board of directors (the “Board”) of SolarMax extended the terms of all stock options outstanding to seven years from their original grant dates . As a result, options to purchase 102,000 shares of common stock held by four employees were extended and $43,921 of additional stock-based compensation expense was recognized for the nine months ended September 30, 2015.

The compensation cost that has been charged to income related to stock options granted was $ 179,155 and $ 92,165 for the nine months ended September 30, 2016 and 2015, respectively, which included the impact of 2015 modifications. During the nine months ended September 30, 2016, options to purchase 12,000 shares of common stock were cancelled. There were no forfeitures during the nine months ended September 30, 2015.

A summary of option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2014	52,000	1.14	1.24	$96,800
Nonvested as of December 31, 2014	5,000	2.00	0.20	$5,000
Exercisable as of December 31, 2014	47,000	1.05	0.80	$91,800

Granted	280,000	2.89	-	-
Exercised	-	-	-	-
Cancelled or forfeited	-	-	-	-
Outstanding at December 31, 2015	332,000	$3.07	6.00	$142,800
Nonvested as of December 31, 2015	207,500	$3.43	6.57	$15,000
Exercisable as of December 31, 2015	124,500	$2.47	5.07	$127,800

Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled or forfeited	(12,000)	0.60	-	-
Outstanding at September 30, 2016	320,000	$3.16	5.58	$588,000
Nonvested as of September 30, 2016	177,500	$3.44	6.10	$276,250
Exercisable as of September 30, 2016	142,500	$2.81	4.95	$311,750

The aggregate intrinsic value represents the total pretax intrinsic value. The aggregate intrinsic values as of September 30, 2016 and December 31, 2015 are based upon the value per share of $5.00 and $3.50, respectively, used in the Company’s private placements of its common stock on October 2016 and October 2015, respectively.

Non-vested Option Awards

The following table summarizes the Company’s nonvested option awards activity for the nine months ended September 30, 2016 and the year ended December 31, 2015:

F-80

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Shares

Balance at December 31, 2014	5,000
Granted	280,000
Replaced	-
Vested	(77,500)
Forfeited	-
Balance at December 31, 2015	207,500
Granted	-
Replaced	-
Vested	(30,000)
Forfeited	-

Balance at September 30, 2016	177,500

As of September 30, 2016, and December 31, 2015, there was approximately $ 380,206 and $ 560,738, respectively, of total unrecognized compensation cost related to outstanding nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.7 and 2.4 years, respectively. The total fair value of options vested during the nine months ended September 30, 2016 was $ 150,000.

2015 Private Placement

During the third quarter of 2015, the Company raised equity through a private placement to issue up to 3,000,000 shares of its common stock at a purchase price of $3.50 per share for an aggregate maximum gross offering proceeds of $10,500,000. As of September 30, 2016, the Company had received subscriptions for $7,300,000 for 2,100,000 shares, of which $ 2,030,003 has been paid and the balance of $5,444,998 is reflected as an equity subscription receivable and is expected to be paid by March 31, 2017.

16. Income Taxes

Provision (benefit) for income taxes for the nine months ended September 30, 2016 consist of:

Nine months ended September 30, 2016	Federal	State	Foreign	Total

Current	$-	$(57,739)	$-	$(57,739)
Deferred	(857,116)	(18,425)	701,166	(174,375)
Change in valuation allowance	857,116	18,425	-	875,541
Total	$-	$(57,739)	$701,166	$643,427

Provision (benefit) for income for the nine months ended September 30, 2015 consist of:

Nine months ended September 30, 2015	Federal	State	Foreign	Total

Current	$-	$51,087	$-	$51,087
Deferred	(2,032,630)	(327,311)	(412,375)	(2,772,316)
Change in valuation allowance	2,032,630	327,311	-	2,359,940
Total	$-	$51,087	$(412,375)	$(361,289)

F-81

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Significant components of the deferred tax assets and liabilities for federal income taxes as of September 30, 2016 and December 31, 2015 consisted of the following:

	September 30, 2016	December 31, 2015
Deferred tax assets
Investment credit	$1,037,362	$1,142,922
Net operating loss carry-forward	8,183,020	7,952,368
Other	939,867	1,286,596
Total	10,160,249	10,381,886
Valuation allowance	(8,289,002)	(7,413,461)
Net deferred tax assets	1,871,248	2,968,425

Deferred tax liability
Depreciation	(962,018)	(1,201,365)
Intangible asset	(179,269)	(335,934)
Deferred tax, net	$729,960	$1,431,126

A 100% valuation allowance was provided for the deferred tax assets related to the US segment as of September 30, 2016 and December 31, 2015. The deferred tax assets related to the PRC segment of $ 693,390 and $ 1,767,061 are reflected on the consolidated balance sheets as of September 30, 2016 and December 31, 2015, respectively. The deferred tax liability of $ 215,838 and $335,934 related to the PRC segment was included in other liabilities on the consolidated balance sheets at September 30, 2016 and December 31, 2015, respectively.

The following table reconciles the US statutory rates to the Company’s effective tax rate for the nine months ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
US statutory rate	34.0%	34.0%
State taxes	5.8%	5.8%
Foreign differential	(9.0)%	(9.0)%
Change in valuation allowance	(50.9)%	(24.1)%
Effective tax rate	(20.1)%	6.7%

As of September 30, 2016 and December 31, 2015, the Company has federal and state income tax net operating loss (“NOL”) carryforwards of $ 18,241,077 and $13,596,751, respectively, which will expire at various dates from 2031 through 2036. Additionally, the Company has investment tax credits of $1,037,362 and $1,142,922 as of September 30, 2016 and December 31, 2015, respectively, for building qualifying energy properties and projects under IRC section 48, which will expire at various dates from 2033 through 2034. The use of net operating loss and tax credit carryforwards may be limited under Section 382 of the Internal Revenue Code in certain situations where changes occur in the stock ownership of a company. In the event that the Company has had a change in ownership, utilization of the carryforwards could be restricted. As of September 30, 2016, the Company had unused net operating loss carryforward from its PRC subsidiaries in the amount of $ 5,289,847 which may be applied against future taxable income which begin to expire after the year of 2019.

The Company is subject to income tax in the U.S. Federal and certain state jurisdictions. The Company has completed a corporation income tax return audits by the U.S. Federal government for the year ended December 31, 2014. The above current and defer tax provisions and deferred tax assets reflects all adjustments as proposed by the U.S. Federal government in connection with the audit. The Company is no longer subject to federal or state examinations by tax authorities for years prior to 2012.

The Company ’s PRC subsidiaries are subject to a 25% statutory income tax rate according to the income tax laws of the PRC. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Company’s tax filings are subject to the PRC tax bureau’s examination for a period up to five years. The Company is not currently under any examination by the PRC tax bureau.

F-82

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. For the nine months ended September 30, 2016 and 2015, the Company has not made a tax benefits provision for U.S. or additional foreign withholding taxes on approximately $535,000 and $668,000, respectively, of the earnings deficit of the amount related to the non-U.S. subsidiaries for financial reporting over the tax basis of such investments in foreign subsidiaries. Generally, such amounts become subject to U.S. tax deduction upon recognition and under certain other circumstances. It is not practical to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

17. Net Loss per Share

The following table presents the calculation of the Company’s basic and diluted net loss per shares:

For the nine months ended September 30,	2016	2015
Numerator
Net loss attributable to common stockholders
of SolarMax Technology, Inc.	$(3,759,021)	$(4,959,897)
Denominator
Weighted average shares used to compute net loss per share
attributable to common stockholders, basic and diluted	37,087,928	34,505,877
Basic and diluted net loss per share	$(0.10)	$(0.14)

For the nine months ended September 30, 2016 and 2015, options to purchase 142,500 shares and 82,000 shares, respectively, were excluded from the computation of diluted net loss per share as the impact of including those shares would be anti-dilutive.

18. Segment Reporting

The Company use the management approach for segment reporting disclosure, which designates the internal organization that is used by management for making operating decisions and accessing performance as the source of our reporting segments. For the nine months ended September 30, 2016 and 2015, the Company operates under two operating segments on the basis of geographical areas: the United States and the PRC . Operating segments are defined as components of an enterprise about which separate financial information is available and that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

F-83

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

The Company evaluates performance based on several factors, including revenue, cost of revenue, operating expenses, and income from operations. The following tables show the operations of the Company’s operating segments for the nine months ended September 30, 2016 and 2015:

	2016
	US	PRC	Total
Revenue from external customers -
Solar farm projects	$-	$43,754,142	$43,754,142
Solar energy systems	20,099,132	-	20,099,132
Financing revenue	1,693,035	-	1,693,035
Others	305,912	-	305,912
Total	22,098,079	43,754,142	65,852,221

Cost of revenue -
Solar farm projects	-	(36,820,349)	(36,820,349)
Solar energy systems	(15,571,921)	-	(15,571,912)
Others	(420,352)	-	(420,352)
Total	(15,992,273)	(36,820,349)	(52,812,622)

Depreciation and amortization expenses	1,432,212	653,230	2,085,442
Interest expenses, net	(1,062,081)	(740,346)	(1,802,427)
Equity income of unconsolidated joint ventures	(34,148)	-	(34,148)
Income tax expense (benefit)	(57,739)	701,166	643,427
Net loss	$(5,748,948)	$1,898,493	(3,850,455)

	2015
	US	PRC	Total
Revenue from external customers -
Solar farm projects	$-	$-	$-
Solar energy systems	24,862,981	-	24,862,981
Financing revenue	700,176	-	1,700,176
Others	188,282	-	188,282
Total	26,751,439	-	26,751,439

Cost of revenue -
Solar farm projects	-	-	-
Solar energy systems	(18,042,282)	-	(18,042,282)
Others	(258,959)	-	(258,959)
Total	(18,301,241)	-	(18,301,241)

Depreciation and amortization expenses	1,330,388	44,612	1,375,000
Interest expenses, net	(1,116,002)	(12,877)	(1,128,879)
Equity income of unconsolidated joint ventures	333,095	-	333,095
Income tax expense (benefit)	51,087	(412,375)	(361,289)
Net loss	(3,813,601)	$(1,229,340)	$5,042,941)

19. Subsequent Events

The Company has evaluated subsequent events through February 9, 2017, the date the consolidated financial statements were issued and except as disclosed in Note 10, and the following paragraphs noted no other events that require adjustment of, or disclosure in, the consolidated financial statements as of September 30, 2016 and December 31, 2015 and for the nine months ended September 30, 2016 and 2015.

Guizhou Phase 2 EPC Contract and Sale of Subsidiary

In October 2016, ZHPV executed an EPC contract with a subsidiary of AMD, a related party, for a 50MW solar farm project in Guizhou, China , which project is referred to as Guizhou Phase 2. The contract price is RMB 322.5 million, inclusive of VAT (approximately $49 million). The construction of the project began in the fourth quarter of 2016 and is contractually scheduled to be completed and delivered during the first quarter of 2017.

In connection with the Guizhou Phase 2 project, ZHPV sold its ownership of the applicable permit subsidiary to a subsidiary of AMD for RMB 1.0 million (approximately $150,000).

F-84

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Xinhuang EPC Contract

On November 30, 2016, ZHPV executed an EPC contract with Xin Huang Duong Minority Poverty Relief Office, a PRC governmental entity, to construct photovoltaic power stations at 11 villages in Xin Huang Dong Minority autonomous county. The total system size for the 11 sites is 660 kilowatts with a contract value of RMB 5,148,000 (approximately $750,000), and is expected to be completed in 60 days. The retainage for the five-year construction warranty would be 10% or RMB 514,800, with 20% of the retainage to be released at the end of each year. This contract will be accounted for under the completed contract method and is expected to begin and be completed in the first quarter of 2017.

PRC Loan Agreement

On October 24, 2016, the Company entered into a loan agreement with China Everbright Bank, a PRC-based financial institution, to borrow RMB 38.5 million for a one-year term from October 24, 2016 to October 23, 2017. The interest rate is 3.8% per annum and payable quarterly in arrears. The loan is secured by a fixed deposit held at the bank in the amount of RMB 40 million placed by an indirect subsidiary of ZHTH . On the same date, the proceeds of the loan in the amount of $5,660,453 were disbursed into the Company’s United States bank account.

Uonone Receivable Payment Extension

In December 2016, ZHPV and Uonone Group entered into a supplemental agreement to the debt settlement agreement relating to a receivable from Uonone Group in the amount of $1,650,578 at September 30, 2016. Pursuant to the settlement agreement, Uonone Group agreed to provide and endorse to ZHPV a commercial bill, which is a third-party note, due in August 2017 and guaranteed by Uonone, in the amount of RMB 4.0 million (approximately $588,000), and to pay 50% of the balance or RMB 2.0 million (approximately $294,000) by March 31, 2017, and the remaining balance of RMB 2.0 million (approximately $294,000) by June 30, 2017.

2016 Private Equity Placement

In October and November 2016, the Company sold 3,900,000 shares of common stock in a private placement at a purchase price of $5.00 per share, generating gross proceeds of $19.5 million , of which $8.5 million has been received as of January 31, 2017. The Company did not engage a broker or placement agent in connection with the private placement. At September 30, 2016, $7.5 million of the advance payment received for the subscription in the private placement was held as a deposit, a liability on the balance sheet. Upon execution of the private placement subscription agreement the money is treated as proceeds from the sale of stock.

2016 Long-Term Incentive Plan and New Grants

In October 2016, the Company’s board of directors adopted and in November 2016 the stockholders approved the 2016 long-term incentive plan, pursuant to which a maximum of 6,500,000 shares of common stock may be issued pursuant to restricted stock grants, incentive stock options, non-qualified stock options and other equity-based incentives may be granted.

In October 2016, the board of directors granted 3,816,000 shares, of which 3,050,000 shares were granted to officers and directors as restricted stock grants. The grantees of the restricted stock grants have all rights of ownership with respect to the shares, including the right to vote the shares and to receive dividends and distributions with respect to the shares until and unless a forfeiture event shall occur; provided, however, that prior to a forfeiture termination event, (i) the grantees shall have no rights to sell, encumber or otherwise transfer the shares, and (ii) any shares of any class or series of capital stock which are issued to the grantee as a holder of the shares as a result of a stock dividend, stock split, stock distribution, reverse split, recapitalization, or similar event, shall be subject to the same forfeiture provisions as the shares. A forfeiture termination event shall mean such date as is six months following a public stock event. The definition of a public stock event includes the effectiveness of a registration statement relating to an underwritten public offering by the Company. The shares are forfeited and are to be conveyed to the Company for no consideration if a public stock event has not occurred by December 31, 2017, although the board of directors has the right to extend that date.

In October 2016, the board of directors also granted non-qualified stock options to purchase 1,950,000 shares and incentive stock options to purchase 325,000 shares, at an exercise price of $5.00 per share.

F-85

SolarMax Technology, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2016 and 2015 (Unaudited)

Advisory Agreement

On October 7, 2016, the Company entered into an advisory services agreement with a consultant who has been providing services to the Company including among other things, business planning, financial strategy and implementation and corporate structure related to the Company’s business development, financing and acquisition transactions. The term of the service is for one year, commencing on June 1, 2016. As compensation for the service , the consultant received 200,000 shares of restricted stock which are subject to forfeiture if the public stock event has not occurred by December 31, 2017. As of September 30, 2016, $307,692 of deferred consulting expense was recognized for services rendered through September 30, 2016. The restricted stock was granted pursuant to the 2016 long-term incentive plan and is subject to restrictions and forfeiture provisions that are applicable to other restricted stock grants pursuant to the plan as described under “ 2016 Long-Term Incentive Plan and New Grants.”

Employment Agreements

On October 7, 2016, the Company entered into employment agreements with its chief executive officer and its executive vice president (collectively, the “Executives”), each for a five-year term commencing January 1, 2017 and continuing on a year-to-year basis unless terminated by the Company or the Executive on not less than 90 days’ notice prior to the expiration of the initial term or any one-year extension. The agreements provide for an annual salaries of $600,000 and $560,000, respectively, with an increase of not less than 3% on January 1st of each year, commencing January 1, 2018, and an annual bonus payable in restricted stock and cash, commencing with the year ending December 31, 2017, equal to a specified percentage of consolidated revenues for each year. The bonus is based on a percentage of consolidated revenue in excess of $30 million, ranging from $250,000 and $200,000, respectively, for revenue in excess of $30 million but less than $50 million, to 1.0% and 0.9%, respectively, of revenue in excess of $300,000. The agreements provide for severance payments equal to one or two times, depending on the nature of the termination, of the highest annual total compensation of the three years preceding the year of termination, multiplied by the number of whole years the Executive has been employed by the Company. The employment of both Executives commenced in February 2008.

Restated Articles of Incorporate; Preferred Stock

On December 1, 2016, the Company filed restated articles of incorporation with the Secretary of State of the State of Nevada. The restated articles provide for the creation of a class or preferred stock, par value $0.001 per share, consisting of 15,000,000 shares with the directors having the to create one or more series of preferred stock and to set forth the rights, preferences, privileges and limitations of the holders of each such series of preferred stock.

F-86

Independent Auditors’ Report

To the Board of Directors of

Jiangsu Zhonghong Photovoltaic Electric Co., Ltd.

We have audited the accompanying consolidated financial statements of Jiangsu Zhonghong Photovoltaic Electric Co., Ltd. and Subsidiary (together the “Company”), which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of operation and comprehensive loss, members’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to providing a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jiangsu Zhonghong Photovoltaic Electric Co., Ltd. and its subsidiary as of December 31, 2014, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum Bernstein & Pinchuk llp

New York, New York
January 13, 2017

NEW YORK OFFICE · 7 Penn Plaza · Suite 830 · New York, New York 10001 · Phone 646.442.4845 · Fax 646.349.5200 · marcumbp.com

F-87

JIANGSU ZHONGHONG PHOTOVOLTAIC ELECTRICCO., LTD.

For the year ended December 31, 2014

CONSOLIDATED BALANCE SHEET

December 31, 2014

	Note
ASSETS
Current Assets
Cash and cash equivalents		$1,313,324
Notes receivable		3,105,083
Accounts receivable, net of allowance for doubtful accounts of $11,720	6	3,781,069
Advances to suppliers		1,488,919
Prepaid expenses		116,505
Other receivables, net of allowance for doubtful accounts of $1,111,293	7	57,388
Total Current Assets		9,862,288

Non-current Assets
Long-term investment in equity affiliate	4	236,967
Property and equipment, net	5	110,855
Long-term accounts receivable	6	846,614
Deferred tax assets	3	1,648,729
Total Non-current Assets		2,843,165
TOTAL ASSETS		$12,705,453

F-88

JIANGSU ZHONGHONG PHOTOVOLTAIC ELECTRICCO., LTD.

For the year ended December 31, 2014

CONSOLIDATED BALANCE SHEET (CONTINUED)

December 31, 2014

	Note
LIABILITIES AND MEMBERS’ DEFICIT

Current Liabilities
Accounts payable		$8,576,586
Amount due to related parties	8	4,306,892
Accrued expenses	10	1,350,047
Other payables	11	2,088,813
Total Current Liabilities		16,322,338
TOTAL LIABILITIES		16,322,338

Commitment and Contingencies	12

Members’ Deficit
Members’ capital	9	2,673,410
Accumulated deficit		(6,537,552)
Accumulated other comprehensive income		247,257
Total Members’ Deficit		(3,616,885)

TOTAL LIABILITIES AND MEMBERS’ DEFICIT		$12,705,453

The accompanying notes are an integral part of the consolidated financial statements.

F-89

JIANGSU ZHONGHONG PHOTOVOLTAIC ELECTRICCO., LTD.

For the year ended December 31, 2014

CONSOLIDATED STAT EMENT OF OPERATION AND COMPREHENSIVE LOSS

Year Ended December 31, 2014

	Note
Revenue, net		$38,317,273
Cost of revenue		42,541,128
Gross Loss		(4,223,855)

Operating Expenses
Selling and marketing expenses		1,237,411
General and administrative expenses		720,192
Total Operating Expenses		1,957,603
Loss from Operations		(6,181,458)

Other Expenses
Interest income		1,168
Interest expense		(202,658)
Other income, net		46,414
Total Other Expenses		(155,076)
Loss Before Income Tax		(6,336,534)

Income tax benefit	3	(1,567,582)

Net Loss		(4,768,952)

Other Comprehensive Income
- Foreign exchange translation adjustment		4,469

Comprehensive Loss		$(4,764,483)

The accompanying notes are an integral part of the consolidated financial statements.

F-90

JIANGSU ZHONGHONG PHOTOVOLTAIC ELECTRICCO., LTD.

For the year ended December 31, 2014

CONSOLIDATED STA TE MENT OF MEMBERS’ DEFICIT

Year Ended December 31, 2014

	Members’ capital	Accumulated deficit	Accumulated other comprehensive income	Total members’ deficit
Balance at December 31, 2013	$2,673,410	$(1,768,600)	$242,788	$1,147,598
Net loss	-	(4,768,952)	-	(4,768,952)
Foreign currency translation adjustments	-	-	4,469	4,469

Balance at December 31, 2014	$2,673,410	$(6,537,552)	$247,257	$(3,616,885)

The accompanying notes are an integral part of the consolidated financial statements.

F-91

JIANGSU ZHONGHONG PHOTOVOLTAIC ELECTRICCO., LTD.

For the year ended December 31, 2014

CONSOLIDATED STA TE MENT OF CASH FLOWS

Year Ended December 31, 2014

Cash Flows From Operating Activities
Net loss	$(4,768,952)
Adjustment to reconcile net loss to net cash

provided by operating activities:
Provision for doubtful accounts	11,741
Depreciation of property and equipment	25,725
Deferred income taxes	(1,567,582)
Changes in operating assets and liabilities:
Notes receivable	(2,914,235)
Accounts receivable	1,132,516
Advances to suppliers	(1,491,612)
Prepaid expenses	(78,559)
Inventories	115,625
Other receivables	(35,613)
Long-term accounts receivable	(848,147)
Accounts payable	6,622,481
Amount due to related parties	1,143,332
Accrued expenses	1,115,584
Other payables	1,544,390
Net Cash Provided by Operating Activities	6,694
Cash Flows From Investing Activities

Payment for acquisition of property and equipment	(71,660)
Net Cash Used in Investing Activities	(71,660)

F-92

JIANGSU ZHONGHONG PHOTOVOLTAIC ELECTRICCO., LTD.

For the year ended December 31, 2014

CONSOLIDATED STA TE MENT OF CASH FLOWS (CONTINUED)

Year Ended December 31, 2014

Cash Flows From Financing Activities
Borrowing from related parties	$1,669,955
Repayment of borrowing from related parties	(818,605)
Net Cash Provided by Financing Activities	851,350
Effect of Foreign Exchange Rate on Cash and Cash Equivalents	(3,334)
Net Increase in Cash and Cash Equivalents	783,050
Cash and Cash Equivalents, Beginning of Year	530,274

Cash and Cash Equivalents, End of Year	$1,313,324
Supplementary Disclosure of Cash Flow Information:
Cash paid for income taxes	$-
Cash paid for interest	$9,869

The accompanying notes are an integral part of the consolidated financial statements.

F-93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.            CORPORATE INFORMATION AND BASIS OF PRESENTATION

a)             Corporate information

Jiangsu Zhonghong Photovoltaic Electric Co., Ltd. (the “Company”) was incorporated in Changzhou, Jiangsu Province of China on December 31, 2009 and obtained its business registration certificate No.320483000259573. The Company’s business operating period granted by the authority is from 2009 to 2029, extendable with permission. In 2016, the Company obtained the unified social credit code 91320115699340729P. The Company is mainly engaged in photovoltaic systems engineering design, construction, operation and maintenance; mechanical and electrical construction; solar cell and solar module sales; design and manufacturing and sales of PV systems engineering accessories.

On December 31, 2012, the Company’s owners entered into an ownership transfer agreement and sold 100% of their ownership in the Company to Uonone Group Co., Ltd. (“Uonone Group”). The Company then became a wholly-owned subsidiary of Uonone Group and changed its registration address to Nanjing, Jiangsu Province of China. In 2014, Uonone Group decreased its ownership of the Company to 67 % by selling part of the ownership to four natural persons.

On December 19, 2013, the Company incorporated a wholly owned subsidiary, Enfei New Energy (Zhong Ning) Ltd., in Zhongwei, Ningxia Province of China. On September 2, 2014, the Company sold 100% of its shares in Enfei New Energy (Zhong Ning) Ltd. to a third-party entity.

As of December 31, 2014, the Company owns 29% of Ejinaqi Enfei New Energy Co., Ltd., which is a company incorporated in 2013 in Inner Mongolia, China.

b)             Basis of presentation

The consolidated financial statements have been prepared and presented in accordance with the accounting principles generally accepted in the United States of America (US GAAP) .

The consolidated financial statements include the financial statements of the Company and its subsidiary, Enfei New Energy (Zhongning) Co., Ltd. through September 2, 2014. All significant inter-company transactions and balances have been eliminated upon consolidation.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

The Company has suffered an accumulated deficit of US$ 6,537,552 as of December 31, 2014, and the net loss for the year ended December 31, 2014 was US$4,768,952. In addition, the Company had working capital (total consolidated current assets exceeding total consolidated current liabilities) of US$6,460,050 as of December 31, 2014. As of December 31, 2014, the Company had cash and cash equivalents of US$1,313,324.

These and other factors raise substantial doubt as to the Company’s ability to continue as a going concern. The Company’s management believes that it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Company’s obligations for a reasonable period of time.

F-94

In order to meet the capital needs for continued operations, the Company’s management intends to develop new Engineering Procurement Construction (“EPC”) contracts, such as Guizhou Qingshuihe 70MW project with a total contract amount of US$ 84.7 million, Puan 50MW project with a total contract amount of US$ 52.7 million.

The Company believes that the measures in the liquidity plan will be adequate to satisfy its liquidity and cash flow requirements for a reasonable period of time. However, there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the liquidity plan will have a material adverse effect on the Company’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies follows in the preparation of the accompanying consolidated financial statements are as follows.

a)        Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the use of the percentage of completion method of accounting for revenue recognition, determining the allowance for doubtful accounts, the valuation of inventories, the useful lives of property and equipment, the valuation of deferred tax assets and uncertain tax positions. Actual results could differ significantly from those estimates.

b)         Foreign c urrenc y translation and transactions

The functional currency of the Company is the Chinese Renminbi (RMB), as determined based on the criteria of ASC 830 Foreign Currency Matters . The Company uses the U.S. Dollar for consolidated financial reporting purposes .

Transactions denominated in foreign currencies are measured into RMB at the exchange rate quoted by the People’s Bank of China at the transaction date. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenues and expenses are translated using average rates prevailing during each reporting period, and members’ equity is translated at historical exchange rates. Foreign currency transaction gains and losses are recorded in other income and expense in the consolidated statement of operations and comprehensive loss. Adjustments resulting from the translation of amount presented into consolidated financial statements from RMB into U.S. Dollars are recorded in equity as a part of accumulated other comprehensive income – foreign currency translation adjustments.

December 31, 2014

Balance sheet items, except for equity accounts	6.1190

Year Ended December 31, 2014

Items in the statement of operations and comprehensive loss, and statement of cash flows	6.1080

F-95

The balance of accumulated other comprehensive income – foreign currency translation adjustments is US$ 247,25 7 as of December 31, 2014.

c)         Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

d)         Account receivables and allowance for doubtful accounts

The Company records accounts receivable at the invoiced amount less an allowance for doubtful accounts. Accounts receivable do not bear interest. The allowance for doubtful accounts is management’s estimate of the amount of probable credit losses in the Company’s outstanding accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based upon the information available, management believes that $11,720 is an adequate allowances for doubtful accounts at December 31, 2014.

e)         Fair value of financial instruments

The Company adopted ASC 820 Fair Value Measurements and Disclosures . ASC 820 defines fair value, establishes a framework for measuring fair value, and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

● Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

● Level 2 – Include other inputs that are directly or indirectly observable in the marketplace; and

● Level 3 – Unobservable inputs which are supported by little or no market activity , therefore requiring an entity to develop its own assumptions.

Due to the short-term nature of the Company’s financial instruments, their carrying amounts approximate their fair value. These financial instruments are comprised of cash and cash equivalents, notes receivable, accounts receivable, advances to suppliers and other receivables and payables.

f)           Long-term Investment in equity affiliate

Affiliated companies are entities over which the Company has significant influence, but which it does not control. The Company generally considers an ownership interest of 20% or higher to represent significant influence. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Company’s share of the profits or losses of affiliated companies is recognized in other income and its shares of other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliate company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary.

F-96

g)         Inventories

The Company purchases and stores materials, modules and other merchandise needed for its solar power integration and construction projects based on management assessment of projected needs. The items that have not been put into the projects are accounted for as inventories. Inventories are valued at the lower of cost or market value at the balance sheet date. Cost is determined using the first-in-first-out method. The Company reviews its inventories periodically for possible excess and obsolescence to determine if any reserves are necessary. As of December 31, 2014, no provision was made for inventory.

h)         Property and equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated on the straight-line basis over the estimated useful lives as follows:

Category	Estimated useful life	Estimated residual value	Annual depreciation rate
Office equipment	3-5 years	0%	20-33.33%
Motor vehicles	4-5 years	0%	20-25%
Leasehold improvements	1-3 years	0%	33.33-100%
Software	4 years	0%	25%

Expenditures for major additions or improvements that extend the useful lives of property and equipment are capitalized as additions to the related assets . Expenditures for m inor replacements, maintenance, and repairs that do not improve or extend the lives of the assets are charged to expense when incurred. Retirement, sales, and d isposals of assets are re corded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the income statements .

i)           Employee benefits

Full time employees of the Company participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require the Company to make contributions to the government for these benefits based on a specific percentage of the employees’ salaries up to a maximum of three times the average annual salary for the city in which the Company operates for the prior year. The Company has no legal obligation for the benefits beyond the contributions made.

j)           Comprehensive income

ASC Topic 220, Comprehensive Income, establishes standards for reporting and displaying comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income or loss, as presented in the accompanying statement of changes in members’ deficit, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

F-97

k)         Impairment of long-lived assets

The Company’s long-lived assets include property and equipment. The Company evaluates the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. No impairments were recorded for long-lived asset for the year ended December 31, 2014.

l)           Contingencies

Liabilities for loss contingencies arising from claims, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Costs associated with contingencies are charged to expense.

m)       Revenue recognition

The Company’s business scope permits the Company to earn revenues from providing project construction services and sales of products. For all its revenue-generating operations, the Company recognized revenue in accordance with ASC 605 Revenue Recognition, which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collection is reasonable assured. Appropriate methods are adopted based on the nature of the revenue earning activities. Revenues presented in the statement of income are net of value added taxes and other sales related taxes and charges.

Revenues and profits from the Company’s solar power construction contracts are recognized using the percentage-of-completion method pursuant to ASC 605-35 Revenue Recognition, based primarily on contract cost incurred to date compared to total estimated contract cost. The total estimated cost to complete the project is adjusted based on management’s assessment of the project status, material and labor market conditions and changes, and other factors.

Provisions for estimated losses on uncompleted contracts are charged to operations in the period in which such losses are determined. Changes in job conditions, job performance and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. An amount equal to contract cost attributable to claims is included in revenue when realization is probable and the amount can be reliably estimated.

If certain requirements are met, revenue from a claim is recorded only to the extent that contract costs relating to the claim have been incurred. For the year ended December 31, 2014, the Company had no billed or unbilled amount representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization.

Cost of revenues includes all direct costs of material, labor, and subcontract costs and those indirect costs related to contract performance such as suppliers, tools, warehouses, equipment costs and others. Interest on loans specifically for supporting the construction projects during the construction period, with other capitalization conditions met, are charged to project costs and cost of revenues accordingly.

F-98

n)         Income taxes

The Company accounts for income taxes using the asset and liability method whereby the Company calculates the deferred tax assets or liabilities at the balance sheet date using enacted tax laws and rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized or settled. The Company establishes a valuation allowance to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized.

Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax assets and liabilities during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amounts of tax currently payable to or receivable from the taxing authorities. The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain tax position. The Company records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated income statements.

o)         Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash, notes receivable, accounts receivable, long-term accounts receivable and advances to suppliers. The Company’s investment policy requires cash and cash equivalents and investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer.

Before conducting business with customers, the Company conducts credit evaluations of these customers. The Company records an allowance for doubtful accounts primarily based on the specific evaluation of the individual account’s collectability and recoverability risk, previous loss history and the counterparties’ current ability to fulfill its obligation. The Company generally has not required collateral or other security interests from its suppliers but it performs ongoing credit evaluations and communication with these suppliers of their financial condition and capability for goods delivery.

As of December 31, 2014, the Company has no f inancial instruments that potentially subject the Company to significant concentrations of credit risk. All of the Company's cash was managed by financial institutions located in China, which management believes are of high credit quality. The Company’s top customers that the Company maintains trade and note receivables are listed below.

Top notes receivable that account for a majority of the outstanding balances is:

December 31, 2 014

Customer A	$3,105,083

F-99

Top account receivable, including long-term receivables, that accounts for a majority of the outstanding balances is:

December 31, 2014

Customer A	$4,590,035

The Company’s management consistently monitors the receivables and takes measures to ensure their collectability.

The top customer that accounts for a majority of the Company’s net revenue is:

Year ended December 31, 2014

Customer A	$35,963,196

p)          Reclassification

Certain immaterial amounts in the consolidated financial statements for 2014 have been reclassified to conform with the current presentation. These reclassifications did not have an impact on reported members’ deficit.

q)          Recent Accounting Pronouncements

As of January 13, 2017, the Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) ASU No. 2014-01 through ASU No. 2017-02, which are not expected to have a material impact on the consolidated financial statements upon adoption except for the following ASU:

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606). Under the new guidance, revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Accordingly, an entity should apply five steps: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; 5) recognize revenue when (or as) the entity satisfied a performance obligation. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those years. The Company is evaluating this ASU and has not determined the effect of this standard on its ongoing financial reporting.

3.           INCOME TAXES

Pursuant to the China’s Corporate Income Tax Laws, which became effective on January 1, 2008 and relevant regulations, the C ompan y is subject to a uniform income tax rate of 25%.

Year Ended December 31, 2014

Components of income tax expense
Current income tax expense	$-
Deferred income tax benefit	(1,567,582)
Total income tax expense benefit	$(1,567,582)

F-100

A reconciliation of the provision for income taxes with amounts determined by applying the statutory income tax rate to loss before income taxes is as follows:

Year Ended December 31, 2014

Loss before tax	$(6,336,534)
Statutory income tax rate	25%
Computed income tax at statutory rate	(1,584,133)
Expenses not deductible for tax purposes	16,551
Total income tax benefit	$(1,567,582)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

December 31, 2014

Allowance for doubtful account receivable	$2,930
Accrued expenses	337,512
Tax loss carried forward	1,308,287
Total	$1,648,729

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. Valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. The Company had deferred tax assets which consisted of tax loss carry-forwards, which can be carried forward to offset future taxable income. The Company’s management has determined it is more likely than not that these deferred tax assets could be recognized, thus no valuation allowance was made as of December 31, 2014. The deferred tax assets arising from net operating losses will begin to expire in 2020 if not utilized.

4.           LONG-TERM INVESTMENT IN EQUITY AFFILIATES

On March 12, 2013, the Company invested RMB 1,450,000 (approximately US$ 233,160) in Ejinaqi Enfei New Energy Co., Ltd., owning 29% of this entity. Ejinaqi Enfei New Energy Co., Ltd. has not engaged in active business operations in 2014. Due to the inactive operation and insignificant operating results, the Company did not recognize its share of profits or losses of the affiliated company for the year ended December 31, 2014. As of December 31, 2014, the investment balance has not changed and no impairment of the investment was recorded as of December 31, 2014.

On December 19, 2013, the Company invested RMB 1,000,000 and incorporated a wholly owned subsidiary, Enfei New Energy (Zhong Ning) Ltd., in Zhongwei, Ningxia Province of China. Enfei New Energy (Zhong Ning) Ltd. did not engage in active business operations and incurred an insignificant amount of expenses and loss in and 2014. On September 2, 2014, the Company entered into an ownership transfer agreement with a third-party entity and sold 100% of its ownership in Enfei New Energy (Zhong Ning) Ltd. According to the ownership transfer agreement, the consideration for the ownership purchase is the price equal to the value of the net assets of Enfei New Energy (Zhong Ning) Ltd. on the transaction date. If the net asset is a negative balance, the negative amount will be deducted from the prices of future contracts under which Enfei New Energy (Zhong Ning) Ltd. would engage the Company to complete construction projects. Thus there’s no gain or loss from disposal of Enfei New Energy (Zhong Ning). The operating losses of Enfei New Energy (Zhong Ning) Ltd. in 2014 of US$ 201,484 were included in the consolidated statement of operations or comprehensive loss for the year ended December 31, 2014.

F-101

PROPERTY AND EQUIPMENT, NET

The cost and accumulated depreciation of p roperty and equipment are summarized as follow s :

December 31,
2014
Cost
Motor vehicles	$85,880
Office equipment	28,865
Leasehold improvements	24,798
Software	14,086
153,629
Less: accumulated depreciation and amortization	(42,774)
$110,855

The depreciation and amortization expenses was US$ 25,725 for the year ended December 31, 2014.

There were no impairments of property and equipment provided for the year ended December 31, 2014.

5.           ACCOUNTS RECEVABLE , NET

December 31, 2014

Contract work quality guarantee deposit	$846,614
--Current	-
--Non-current	846,614
Accounts receivable for project contract work other than quality guarantee deposits	3,792,789
Allowance for doubtful trade receivables	(11,720)
$4,627,683
Total of long-term accounts receivable, net	846,614
Total of accounts receivable, net	3,781,069

The Company’s solar power construction projects usually have quality guarantee deposit terms. A percentage of the contract price is usually held by the contracting party and paid to the Company after a specified period of time after the construction and production of the project. The quality guarantee period is usually one year. The Company’s accounts receivable as of December 31, 2014 include quality guarantee deposits, which amounted to US$ 846,614. Management expects to receive these deposits upon the expiration of the guarantee period.

The aging analysis of accounts receivable, net is as follows:
December 31, 2014

Within 1 year	$3,743,421
1-2 years	37,648
Total of accounts receivable, net	$3,781,069

Management considers the carrying amounts recognized in the consolidated balance sheet to be reasonable approximation of their fair value due to the short term duration.

F-102

6.           OTHER RECEIVABLES, NET

December 31, 2014

Lending to the former member	$1,111,293
Others	57,388
Allowance for doubtful receivable	(1,111,293)
$57,388

The Company lent RMB 6.8 million (equivalent to US$ 1,111,293 as of December 31, 2014) to the former shareholder, UE Solar Co., Ltd., before 2013. Due to the deterioration of the former member’s financial situation, the Company made a full provision for bad debt in 2013.

7.           RELATED PARTY TRANSACTIONS

As of and for the year en ded December 31, 2014 , the principal related parties with which the Company had transactions are listed as follows:

Name	Relationship
Uonone Group Co., Ltd.	Ultimate holding company
Uonone Group Jiangsu Electric Co., Ltd.	Under common control
Jiangsu Weitong Electrical Equipment Co., Ltd.	Under common control
Ejinaqi Enfei new energy Co., Ltd.	Investee under equity method

The Company engaged in the following significant related part y transactions during the year ended December 31, 2014.

(a)      Amount due to related parties

The balances of amount due to related parties are summarized as below.

December 31,
2014
Uonone Group Co., Ltd.	$3,943,607
Uonone Group Jiangsu Electric Co., Ltd.	201,273
Jiangsu Weitong Electrical Equipment Co., Ltd.	162,012
Total	$4,306,892

(b)      Related party transactions

Purchase from related parties

The Company purchases from related parties various modules and materials needed for its solar power construction projects. Purchases of goods from related parties during the year ended December 31, 2014 are summarized below.

F-103

Year ended December 31, 2014

Uonone Group Co., Ltd.	$2,380,677
Uonone Group Jiangsu Electric Co., Ltd.	220,465
Jiangsu Weitong Electrical Equipment Co., Ltd.	341,276
Total	$2,942,418

The outstanding accounts payable to related parties was US$ 1,541,285 as of December 31, 2014, which was included in amount due to related parties.

The deposit received for material quality from related parties was US$ 24,153 as of December 31, 2014 which was included in the amount due to related parties.

Borrowing from related parties

The Company made temporary borrowing of US$ 1,669,955 from Uonone Group Co., Ltd for the year ended December 31 , 2014. During 2014, the Company repaid the borrowings of US$ 818,605.

The borrowing form Uonone Group has no fixed payment term, and was usually interest free except for an interest expense of US$ 102,326 accrued for borrowing of US$ 818,605 in 2014.

During the year ended December 31, 2014, Uonone Group paid expenses on behalf of the Company of US$ 1,009,595, and received US$ 329,957 from the Company for repayment.

As of December 31, 2014, the other payable to related parties was US$ 2,741,454 which w as included in the amount due to related parties.

8.           MEMBERS’ capital

On January 4, 2014, the Company’s board of directors approved the resolution for Uonone Group Co., Ltd. to sell part of its ownership in the Company to four natural persons. As of December 31, 2014, Uonone Group owns 67% of the Company.

9.           ACCRUED EXPENSES

December 31, 2014

Interest of the project	$456,761
Performance bonus	470,837
Consulting services	310,508
Payroll and welfare	104,748
Other	7,193
Total	$1,350,047

The accrued interest of US$ 456,761 was interest for Shandong project which was recorded as the cost of the project. The Company financed from third party company for material purchase in 2013. The interest was not paid as of December 31, 2014.

F-104

10.        OTHER PAYABLES

Other payables consist of the following:

December 31, 2014

Value added tax payable	$1,805,429
Business tax and surcharges payable	223,948
Deposits payable for project bidding	32,686
Others	26,750
Total	$2,088,813

11.      COMMITMENTS AND CONTINGENCIES

1)        Commitments

The Company leases its corporate office and plant space under one operating lease agreement, expiring on Novem ber 25, 2017. Fu ture minimum payments under non-cancelable operating leases for buildings as of December 31, 2014 are as follows:

December 31, 2014

Within 1year	$115,918
1 to 2 years	124,076
2 to 3 years	111,839
Total	$351,833

2)       Contingencies

The Company built 25MW and 10MW power stations for Weifang Jingshiqian Solar Energy Co., Ltd. (“Jingshiqian”) and these projects had been completed in 2014. After repeatedly urging, the Company didn’t get the rest of the construction funds from Jingshiqian. The Company filed a lawsuit against Jingshiqian for the dispute of construction contract with Shandong Provincial Supreme Court on April 15, 2015, asking Jingshiqian to pay for the contract price and compensation for breach of contract. The dispute was settled and the court issued the mediation letter on November 30, 2015. According to the Civil Mediation Letter (2015) LMYCZ No.19, Jingshiqian should pay US$ 12.58 million to the Company, of which US$ 1.63 million should be paid within 10 days after the receipt of the mediation letter (which was received immediately), US$ 1.63 million should be paid before December 30, 2015, US$ 4.91 million should be paid before the end of March 2016, and US$ 4.41 million should be paid before the end of May 2016.

However, Jingshiqian did not pay anything after the settlement of lawsuit. On May 12, 2016, a clearance agreement was signed between the Company and Uonone Group. According to the agreement, the rights on the above receivables of US$ 12.58 million were transferred to Uonone Group (see note 13(2)).

12.      SUBSEQUENT EVENTS

In accordance with ASC 855 Subsequent Events, the Company evaluated subsequent events through January 13, 2017, which is the date that the financial statements were available to be issued.

(1)     On January 16, 2015, Uonone Group transferred 67% of its ownership on the Company to two natural persons. After the transaction, the Company was 100% owned by five natural persons.

F-105

(2)     In 2015, the Company entered into a supplementary contract for the Enfei Zhongning 30MW project, increasing the total contract price by US$ 0.57 million to cover the additional cost incurred as the result of the adjustment to the technical plan.

The Company signed a land lease contract in 2015 as required by local government to pay for occupation of resources, which was expected to cost US$ 0.49 million.

(3)      On April 28, 2015, the Company’s owners entered into an ownership transfer agreement and sold 100% of their ownership in the Company to Accumulate Investment Co., Limited (HK), a subsidiary wholly owned by SolaMax Technology Inc.. The Company has completed the business registration change procedures on June 15, 2015.

On May 12, 2016, the Company signed a clearance agreement with Uonone Group to clear all transactions between them from December 31, 2012 to December 31, 2015. Major contents of the agreement include: 1) the Company transfer of all the right of receivable from Jingshiqian based on the Civil Mediation Letter (2015) LMYCZ No.19 of US$ 12.58 million related to the 25MW and 10MW power stations to Uonone Group, and Uonone Group promises to undertake the all potential debts in connection with these projects; 2) Uonone Group promised to undertake the potential debt for land use fees of US$ 0.49 million in connection with the Enfei Zhongning 30MW project; and 3) Uonone Group waives its receivable from the Company of US$ 1.91 million, and undertakes the liabilities of the Company amounting to US$ 0.23 million. In addition, Uonone Group confirms owing the Company US$ 1.31 million as of December 31, 2015 and promises to repay the money before November 30, 2016.

On December 29, 2016, the Company entered a supplemental agreement with Uonone Group, and agreed that US$0.66 million of the above US$1.31 million would be settled with commercial bills immediately, and the remaining US$0.67 million would be paid by two equal installments before March 30, 2017 and June 30, 2017. On December 30, 2016, the Company had received commercial bills of US$0.66 million from Uonone Group.

(4)     On November 4, 2015, the Company disposed of its 29% equity ownership in Ejinaqi Enfei New Energy Co., Ltd. to a third party company with a consideration of US$ 0.24 million (RMB 1.45 million). No gain or loss was recognized from the disposal of Ejinaqi Enfei New Energy Co., Ltd..

(5)     The Company incorporated Nanjing Yidianhong New Energy Co., Ltd (“Yidianhong Company”) and set up the project company Xingyi Zhongning New Energy Co., Ltd (“Xingyi Company”) through Yidianhong Company in 2015 to hold the Qingshuihe 70MW Photovoltaic power generation C project (“Qingshuihe Project”). The Company signed a construction contract with Xingyi Company for the Qingshuihe Project on February 15, 2016. According to the contract, the contract price is US$ 84.7 million and the project should be completed by June 30, 2016. The Company is committed to obtaining government approval for subsidies of US$ 0.163 per kilowatt for the project. If the Company does not put the power plant in production by June 30, 2016, the Company will be fined to pay the capital cost of Xingyi Company.

On April 16, 2016, the Company entered into an ownership transfer agreement and sold 100% of its ownership in Yidianhong Company to Changzhou Almaden Co., Limited. No gain or loss was recognized from the disposal of Yidianhong Company.

As of January 13, 2017, the phase I of 44.4MW of the Qingshuihe Project has been completed, and the remaining phase II is still in construction.

F-106

(6)     The Company incorporated Nanjing Jinghong New Energy Co., Ltd. (“Nanjing Jinghong”) and set up the project company Puan Zhonghong New Energy Co., Ltd. (“Puan Zhonghong”) through Nanjing Jinghong in 2015 to hold the Puan 50MW Photovoltaic power generation project (“Puan Project”). The Company signed a construction contract with Puan Zhonghong for the Puan Project on September 26, 2016. According to the contract, the contract price is US$ 52.7 million and the project should be completed by February 28, 2017. As of January 13, 2017, the Puan Project is still in the construction.

In November 2016, the Company entered into an ownership transfer agreement and sold 100% of its ownership in Nanjing Jinghong to Changzhou Almaden Co., Limited.

(7)      On October 9, 2015, the Company entered into a borrowing contract with Shenzhen X-Credit Factoring Co., Ltd. for purchase purpose. The maximum amount of the contract was US$ 8.2 million (RMB 50 million), with an annual interest of 12%. The contract period lasted from October 20, 2015 to October 19, 2016. The Company has repaid all the borrowing from Shenzhen X-Credit Factoring Co., Ltd. as at the maturity date, and there’s no balance outstanding as of January 13, 2017.

The Company had determined there was no other material event that occurred after the date of the balance sheet thereto January 13, 2017.

F-107

7,000,000 Shares

Common Stock

[SolarMax logo]

SolarMax Technology Inc.

PROSPECTUS

[Name of Managing Underwriter]

_______ , 2016

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.        Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates. The selling stockholders will not bear any portion of such expenses.

SEC registration fee		$7,930.00
FINRA filing fee
NASDAQ initial listing fee
Transfer agent and registrar fees
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Miscellaneous

Total	$	*

*	To be provided by amendment

Item 14.        Indemnification of Directors and Officers

Our restated articles of incorporation provides that we shall provide indemnification to our directors and officers to the maximum extent permitted by law. We shall pay advancements of expenses in advance of the final disposition of the action, suit, or proceedings upon receipt of an undertaking by or on behalf of the director or officer to repay the amount even if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. Our by-laws also provides for indemnification of our directors and officers.

Under Nevada law, NRS 78.7502, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person (i) is not liable pursuant to Nevada law; or acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense. Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

II-1

Pursuant to NRS 78.751, any discretionary indemnification, unless ordered by a court or advanced by the Corporation in a matter as permitted by Nevada law, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Nevada law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.        Recent Sales of Unregistered Securities

The following is a summary of the issuances of unregistered securities during the past three years.

1.                    On November 15, 2013, we sold 3,571,428 shares of common stock to Changzhou Almaden Co. Ltd. for a total consideration of $10,000,000. The issuance of these shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act as sales not involving a public offering. The shares were acquired for investment and not with a view to the sale or distribution thereof. No broker or underwriter was involved in the sales and no brokers’, finders’ or other commission was paid in connection.

2.                    In connection with the acquisition of ZHPV and ZHTH in April 2015, we issued a total of 3,400,000 shares of common stock to the former stockholders of these companies.

Name	Shares
Lord Link Investment Co., Ltd.	2,180,000
Hou-De Investment Co., Ltd.	460,000
Jifu Environmental Protection Technology	360,000
Energy Focus Investment Co., Ltd.	300,000
Green Harbor Investment Co., Ltd	80,000
Howye Investment Co., Ltd.	20,000
Total	3,400,000

All of the former stockholders of ZHPV and ZHTH were residents of the PRC and the agreements were signed in the PRC. None of them is a U.S. Person. The issuance of the shares was exempt from registration pursuant to Regulation S. The shares were acquired for investment and not with a view to the sale or distribution thereof. No broker or underwriter was involved in the sales and no brokers’, finders’ or other commission was paid in connection.

3.                    In 2015, we sold a total of 2,100,000 shares of common stock at a purchase price of $3.50 per share, to six individuals, as follows.

Name	Shares	Purchase Price
Li Jun Pan*	964,285	$3,374,997
Xiao Ying Liu	300,000	1,050,000
Guangxing Zhu*	300,000	1,050,000
Li Sun	285,714	1,000,000
Hsu-Tsun Chen	200,000	700,000
Richard Lin Yang*	50,001	175,003
Total	2,100,000	$7,350,000

___________

* Although the subscription agreement was signed in 2016, payment was made, and the stock was issued, in 2016.

II-2

The issuance of these shares was exempt from registration pursuant to Regulation S of the SEC. All purchasers were residents of the PRC and the purchase agreements were signed in the PRC. None of the purchasers is a U.S. Person, as defined in Rule 902. The shares were acquired for investment and not with a view to the sale or distribution thereof. No broker or underwriter was involved in the sales and no brokers’, finders’ or other commission was paid in connection.

4.                    On October 7, 2016, our board of directors issued 3,816,000 shares of common stock as restricted stock grants pursuant to our 2016 long-term incentive plan. Pursuant to the restricted stock agreement, (i) the grantees have the right to vote the shares and to receive dividends with respect to the shares, and the shares are subject to forfeiture if a public stock event, which includes the effective date of this registration statement, has not occurred by December 31, 2017. The shares were issued as follows:

Name	No. of Restricted Shares
David Hsu	1,350,000
Ching Liu	1,000,000
Simon Yuan	600,000
ChungJen Tsai	100,000
Others	766,000
Total	3,816,000

The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act with respect to the shares issued to the five individuals named in the table. The issuance of the shares to the others was exempt from registration pursuant to Section 4(a)(2) and/or Rule 701 under the Securities Act.

5.                    In October and November 2016, we sold 3,900,000 shares of common stock at a purchase price of $5.00 per share to ten investors, as follows:

Name	Shares	Purchase Price
Meiying Li	1,000,000	$5,000,000
Allied Commerce Limited	1,000,000	5,000,000
Gold Embrace Limited	1,000,000	5,000,000
Zhimei Yun	500,000	2,500,000
Chunyong Dai	200,000	1,000,000
Liren Yang	100,000	500,000
Zhengrong Liu	40,000	200,000
Yan Zhang	40,000	200,000
Hungkun Liang	10,000	50,000
Jianghu Wang	10,000	50,000
Total	3,900,000	$19,500,000

The issuance of the shares was exempt from registration pursuant to Rule 506(b) under the Securities Act. The shares were acquired for investment and not with a view to the sale or distribution thereof. No broker or underwriter was involved in the sales and no brokers’, finders’ or other commission was paid in connection.

6.                    During 2014, 2015 and 2016, we granted non-qualified stock options to purchase a total of 280,000 shares of common stock pursuant to instruments of stock option grant to five key employees, including one officer. The grant of the options was exempt pursuant to Rule 701.

II-3

7.                    On October 7, 2016, we granted non-qualified stock options to purchase 1,950,000 shares of common stock and incentive stock options to purchase 325,000 shares of common stock to our employees and consultants. The exercise price of the options is $5.00 per share. The grant of the options is exempt from registration pursuant to Rule 701. The options agreements provide that they are exercisable only if the issuance is made pursuant to a registration statement on Form S-8.

Item 16.        Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit number	Description

*1.1	Form of underwriting agreement
2.1	Share exchange agreement dated April 28, 2015, by and among each entity listed under the caption “JZH Holder” on Exhibit A and the Company. [1]
2.2	Acknowledgement and amendment dated May 12, 2016 to share exchange agreement among the JZH Holders and the Company. [1]
2.3	Share exchange agreement among the entities listed as CZH Holders, the persons lists as CSH . [1] Transferors, the Company and its subsidiary Shanghai Hongguam Solar Technology Limited. [1]
3.1	Restated articles of incorporation . [2]
3.2	Bylaws. [2]
*4.1	Form of common stock certificate
*5.1	Opinion of Ellenoff Grossman & Schole LLP as to the legality of the securities being registered
*5.2	Opinion of AllBright Law Officers
10.1	Channel agreement dated January 21, 2015 between Sunrun, Inc. and SolarMax Renewable Energy Provider, Inc. [1]
10.2	[Deleted]
10.3	Solar modular supply agreement dated June 1, 2016 between Sunspark Technology, Inc. and the Company, as amended on June 17, 2016. [1]
10.4	Employment agreement dated October 7, 2016 between the Company and David Hsu. [1]
10.5	Employment agreement dated October 7, 2016 between the Company and Ching Liu . [1]
10.6	English translation of employment agreement between Shanghai Solarmax Technology Co. Ltd. and Gu Yu-Min. [1]
10.7	Form of restricted stock agreement. [2]
10.8	[Deleted]
10.9	2016 Long-term incentive plan . † [1]
10.10	Distribution agreement dated effective June 9, 2016 between Li-Max Technology, Inc. and the Company . [1]
10.11	Loan agreement dated August 26, 2014, between Clean Energy Funding II, LP and SolarMax LED, Inc. [1]
10.12	Loan agreement dated January 3, 2012, between Clean Energy Funding, LP and SolarMax Renewable Energy Provider, Inc. [1]
10.13	English summary of loan agreement dated October 24, 2016 between the Company and China Everbright Bank . [1]
10.14	Lease dated September 16, 2016 between SMX Property, LLC, and the Company . [1]
10.15	Lease dated September 1, 2016 between Fallow Field, LLC and the Company . [1]
10.16	Lease dated as of September 1, 2016 between Fallow Field, LLC and SolarMax LED, Inc. (U.S.A.) . [1]
10.17	Form of subscription agreement for October/November 2016 private placement . [1]

II-4

10.18	Amendment dated February 6, 2017 between the Company and Sunspark Technology, Inc.[2]
10.19	English translation of EPC agreement with Pu'an Zhonghong New Energies Co., Ltd. [2]
10.20	English translation of loan agreement dated October 24, 2016 between the Company and Shanghai Putuo Subbranch of China Everbright Bank. [2]
10.21	English translation of EPC agreement with Xingyi Zhonghong New Energies Co., Ltd. [2]
10.22	Form of non-qualified stock option grant. [2]
21.1	List of Subsidiaries.
*23.1	Consent of Marcum LLP
*23.2	Consent of Ellenoff Grossman & Schole, LLP (included as part of Exhibit 5.1 hereto)
*23.3	Consent of AllBright Law Offices (included as part of Exhibit 5.2)
24.1	Power of Attorney [1]

*	To be filed by amendment.
[1]	Previously filed
[2]	Filed herewith
†	Compensatory plan or arrangement.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Riverside, State of California, on  February 9, 2017.

SOLARMAX TECHNOLOGY, INC.

By:	/s/ David Hsu
David Hsu
Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ David Hsu * David Hsu	Chief executive officer and director (principal executive officer)

/s/ Simon Yuan * Simon Yuan	Executive financial officer and director (principal financial officer)

/s/ Dee Balch * Dee Balch	Senior vice president and chief accounting officer (principal accounting officer)

/s/ Ching Liu * Ching Liu	Director

/s/ Jinxi Lin * Jinxi Lin	Director

/s/ Wei Yuan Chen * Wei Yuan Chen	Director

/s/ Dr. Edwin Chan * Dr. Edwin Chan	Director

/s/ ChungJen Tsai * ChungJen Tsai	Director
________ *

By: /s/ David Hsu		February 9, 2017
David Hsu, Attorney-in-fact

II-6